Form 20-F
period 2002-12-31
ICOS VISION SYSTEMS CORP N V
filed 2003-06-06
CIK 1049253

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 0-29554

ICOS VISION SYSTEMS CORPORATION NV

(Exact name of registrant as specified in its charter)

ICOS VISION SYSTEMS CORPORATION NV

(Translation of Registrant’s name into English)

Belgium

(Jurisdiction of incorporation or organization)

Researchpark Haasrode, Zone 1

Esperantolaan 8

3001 Heverlee, Belgium

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:    None

Securities registered or to be registered pursuant to Section 12(g) of the Act:    Common Stock, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2002: 10,507,810 shares of Common Stock.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐    Item 18  ☒

i

EXPLANATORY NOTE

ICOS Vision Systems Corporation NV is a Belgian corporation. We prepare our consolidated financial statements in Euro and in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). In this Annual Report on Form 20-F (“Annual Report”), references to “Euro” or “€” are to the Euro, the lawful currency of participating members of the European Community, including Belgium and Germany, references to “U.S. dollars” or “$” are to the lawful currency of the United States, and references to “JPY” or “Japanese yen” are to the lawful currency of Japan.

For a Glossary of certain terms used in this Annual Report, see the Glossary that appears at the end of Item 4.

The ICOS name and logo are United States registered trademarks of the Company. MVS200, MVS340, MVS360, MVS6000, ICOS6000, MVS6202, LIM, MIM, SIM, µLIM, gLIM, LI-2040, LI-2050, LI-3050, LI-7050, CI-3050, CI-5150, CI-5250, CI-8050, CI-8250, CI-8450, CI-9250, CI-9450, BWI-2300, FTI 1200, 3DBGA, LFC, DBC, TCP, QFN, SON, HALE, OneCam, CyberSTEREO, CyberSTEREO II and 3D STEREO are trademarks of the Company. This Report may also contain the trademarks, trade names and service marks of other companies.

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that are subject to risks and uncertainties. Forward-looking statements include statements of our plans, objectives, expectations and intentions. Also, words such as “may,” “will,” “should,” “could,” “would,” “expects,” “anticipates,” “believes,” “plans,” “intends,” or other variations of these terms or comparable terminology, often denote forward-looking statements.

•	the anticipated recovery or expansion of the markets for our products;

•	our ability to benefit from that recovery, if and when it occurs;

•	our anticipated future operating results;

•	the timing, availability and expected performance of products under development;

•	our ability to market such products once developed;

•	the expected performance of our recently introduced products;

•	expectations regarding the outcome of our ongoing litigation; and

•	other statements that we make under the caption “Trend Information” in Item 5.D. below.

All forward-looking statements made in this Annual Report are subject to risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those anticipated. Factors that could cause or contribute to differences in our future financial results include those discussed in the Risk Factors set forth in Item 3.D. below as well as those discussed elsewhere in this Annual Report. These forward-looking statements speak only as of the date of this Annual Report. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained in this Annual Report to reflect any change in our expectations or any change in events, conditions or circumstances on which any of the forward-looking statements are based.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable

ITEM 3. KEY INFORMATION.

A. SELECTED CONSOLIDATED FINANCIAL DATA.

Through the quarter ended September 30, 2002, we presented our financial statements in the U.S. Dollar. We have changed our reporting currency to the Euro, which became the functional currency for a majority of our operations following the introduction of the Euro within the participating countries of the European Community. As a result, we have restated the financial statements and information for the periods presented herein in Euro. Fluctuations of the U.S. dollar in relation to the Euro cause important differences between the reported figures in U.S. dollars and those reported in Euros.

The selected consolidated financial data as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated financial data as of December 31, 2000, 1999 and 1998, and for the years ended December 31, 1999 and 1998 have been derived from our audited consolidated financial statements, which are not included in this Annual Report. The data set forth below is qualified by reference to, and should be read in conjunction with, the consolidated financial statements and notes thereto and the discussion thereof included herein.

	Years Ended December 31,
	2002	2001	2000	1999	1998
	(in thousands of Euro, except per share data)
Statement of Operations Data:
Revenues	30,550	26,463	106,261	45,753	31,745
Cost of goods sold	12,208	17,383	44,140	20,527	13,973

Gross profit	18,342	9,080	62,121	25,226	17,772
Operating expenses:
Research and development	6,664	7,916	8,256	5,219	4,141
Selling, general and administrative	12,003	14,572	19,620	12,493	9,916
Amortization of goodwill	—	256	256	256	128
Charge for in-process research and development	—	—	—	—	1,900

Total operating expenses	18,667	22,744	28,132	17,968	16,085

Income (loss) from operations	(325)	(13,664)	33,989	7,258	1,687
Other income (expense):
Interest income	742	890	555	411	980
Interest expense	(374)	(62)	(165)	(242)	(385)
Other income	117	84	61	160	181
Foreign currency exchange gain (loss)	(1,982)	725	822	1,097	(1,432)

Net other income (expense)	(1,497)	1,637	1,273	1,426	(656)

Income (loss) before income taxes	(1,822)	(12,027)	35,262	8,684	1,031
Income taxes	620	(3,293)	12,792	3,403	1,077

Net income (loss)	(2,442)	(8,734)	22,470	5,281	(46)

Net income (loss) per share, basic and diluted	(0.23)	(0.83)	2.14	0.50	(0.00)

Weighted average number of shares outstanding	10,508	10,508	10,508	10,508	10,450

	December 31,
	2002	2001	2000	1999	1998
	(in thousands of Euro)
Balance Sheet Data:
Cash and cash equivalents	25,880	20,652	22,400	13,336	15,391
Working capital	41,186	38,664	53,860	31,177	24,832
Total assets	62,152	59,377	81,931	48,445	37,958
Short-term debt and current portion of long-term debt and capital lease obligations	619	128	243	246	1,022
Long-term debt and capital lease obligations, excluding current portion	5,818	387	540	780	1,013
Capital Stock	3,230	3,230	3,230	3,230	3,230
Total stockholders’ equity	49,893	51,646	59,609	36,431	30,272

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D. RISK FACTORS.

This Annual Report contains forward-looking statements, which involve risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following Risk Factors and elsewhere in this Annual Report.

Risk Factor Relating to Our Industry

The cyclical demand of the semiconductor and electronic assembly industries affects our operating results and a continued downturn in these industries may seriously harm our operating results.

Virtually all of our revenues are directly or indirectly dependent on capital expenditures by manufacturers in the semiconductor and electronic assembly industries. Capital expenditures by manufacturers in these industries are, in turn, dependent on the current and anticipated market demand for semiconductors and electronic components. Both the semiconductor and electronic assembly industries are highly cyclical and are subject to frequent and significant fluctuations in demand. For example, in 1996 and in 1998, the semiconductor industry experienced significant downturns. As a result of these downturns, manufacturers in this industry sharply decreased their capital expenditures, particularly expenditures in back-end semiconductor manufacturing equipment. Consequently, sales of our products were adversely affected by each of those downturns. The semiconductor industry is again experiencing another, severe downturn that has adversely affected our operating results since the fourth quarter 2000. While it appears that this downturn may be ending, we cannot guarantee an upturn in the semiconductor industry and the downturn may continue during the next few quarters. Our operations will continue to be dependent on capital expenditures by semiconductor and electronic component manufacturers which, in turn, will continue to be largely dependent on the fluctuating market demand for semiconductors and electronic components. Current and future fluctuations, downturns or slowdowns in the semiconductor or electronic assembly industries could lead to reduced revenues and may cause us to incur additional losses.

Risk Factors Relating to Our Operations

Our operating results fluctuate significantly, which could negatively impact our business and our stock price.

Our revenues, margins and other operating results can fluctuate significantly from quarter to quarter depending upon a variety of factors, including:

•	the level of demand for semiconductors and electronic components in general;

•	cycles in the market for back-end semiconductor manufacturing equipment and electronic components;

•	availability of components and raw materials;

•	the timing, rescheduling, cancellation and size of orders from our customer base;

•	our ability to manufacture, test and deliver products in a timely and cost-effective manner;

•	the extent of our success in winning competitions for orders;

•	our failure to anticipate changing customer requirements;

•	the timing of our new product announcements and introductions, and those of our competitors;

•	the mix of products we, our suppliers and our competitors sell;

•	competitive pricing pressures; and

•	the timing of any acquisitions and related costs.

If our revenue and operating results fail to meet quarterly expectations, our stock price may be harmed.

Our gross margins may vary greatly depending on competitive pricing pressures and our mix of product sales. Our stand-alone inspection machine products generally have lower margins than our system level and board level products. Exchange rate fluctuations and general economic and other conditions affecting the timing of customer orders will also affect our operating results. A substantial portion of revenues in a given quarter may depend on obtaining and fulfilling orders for products to be manufactured and shipped in the same quarter that the orders are received. A delay in shipments near the end of a period, due to customer cancellations, product development delays or delays in obtaining materials, for example, could harm our operating results for that period. Our stock price and business may be harmed if our sales for a particular period are below expected levels.

Demand for our products can fluctuate rapidly and unpredictably, which makes it difficult to manage our businesses efficiently and can harm our operating results.

Our expense levels are based in part on our expectations of future demand for our products. Many of our expenses, particularly those relating to research and development, capital equipment and ongoing customer service and support, represent significant fixed costs and investments that we may not be willing or able to reduce quickly. The rapid and unpredictable shifts in demand for our products make it difficult to plan manufacturing capacity and business operations efficiently. If demand is significantly below expectations we may be unable rapidly to reduce our fixed costs, which can diminish gross margins and cause losses. A sudden downturn may also leave us with excess inventory, which may be rendered obsolete or overvalued as products evolve during the downturn and demand shifts to newer products or prices fall. For example, as a result of the current industry downturn, we recorded a € 6.0 million inventory write-down in 2001. Our ability to reduce expenses is further constrained because we must continue to invest in research and development to maintain our competitive position and to maintain service and support for our existing global customer base. Conversely, in sudden upturns, we may incur significant expenses to expedite delivery of components, procure scarce components and outsource additional manufacturing processes. These expenses could reduce our gross margins and overall profitability. Any of these results could seriously harm our business.

Our business and operating results may be harmed if we fail to keep pace with the rapid technological developments in our industry or if we fail to introduce new products in a timely and cost-effective manner.

The market for our products is characterized by rapidly changing technology. Our future success will depend upon our continued ability, on a timely and cost-effective basis, to enhance our existing products and to develop and introduce new products. These enhanced and new products must satisfy our customers’ constantly changing requirements and adequately address technological developments. Otherwise, our products could be rendered obsolete by new customer requirements that we cannot satisfy or the emergence of new technologies upon which we cannot capitalize. If we fail to develop, manufacture and sell new products and product enhancements in quantities sufficient to offset a decline in revenues from existing products, or to manage product and related inventory transitions successfully, our revenues could significantly decrease and our business could suffer. Our products are increasingly complex and, as a result, significant delays can occur between a product’s initial introduction to the market and commencement of volume production. As technology in the semiconductor industry becomes more sophisticated, we may find it increasingly difficult to design and integrate complex technologies into our systems.

Successful product development and introduction depends on a number of factors, including:

•	accurately identifying and defining new product requirements and market opportunities;

•	successfully hiring, training and maintaining appropriate research and development personnel;

•	the definition of a product’s technical specifications;

•	the successful exploitation of new technologies;

•	completing and introducing new product designs in a timely manner;

•	procuring adequate supplies of specialized components;

•	efficient implementation of assembly processes;

•	timely transitions to high-volume manufacturing;

•	product performance in the field;

•	market acceptance of our products and our customers’ products;

•	development of a comprehensive, integrated product and marketing strategy; and

•	efficient implementation and installation, as well as the availability and quality of, technical support services.

We must expend significant financial and management resources to develop new and enhance current products. Our inability to select, develop, manufacture and market new products or enhance our existing products could cause us to lose our competitive position and could seriously harm our businesses.

Some of our products may contain errors or defects that could result in lost revenue, and delayed or limited market acceptance.

Our new products or enhancements, particularly those with high software content, may contain errors or performance problems when first introduced, when new versions are released or even after products or enhancements have been used for a period of time. Despite the comprehensive pre-installation testing we conduct, such defects may be discovered only after a product has been installed and used by customers. Such errors or performance problems could result in expensive and time consuming design modifications, damaged customer relationships and, ultimately, a loss of market share.

Because the market for some applications of our products is relatively new, we do not know whether existing and potential customers will purchase these products in sufficient quantities for us to realize profits from these products.

The markets for some applications of our products in the back-end semiconductor manufacturing, electronic assembly and related markets are at a relatively early stage of development and customer acceptance. These markets may never develop further and our products may not achieve broad market acceptance. For example, some of our products have only been incorporated in commercially available original equipment manufacturer equipment or sold to end-users on a limited basis. Customers may not accept use of this product for all of its intended applications. If this product fails to penetrate the market sufficiently, we may not realize profits from its sale. Various factors could inhibit growth of the market for, and market acceptance of, our products, including:

•	the failure of our marketing and sales efforts to demonstrate to our current and prospective original equipment manufacturer customers, their end-users and our end-user customers the various applications, uses and benefits of our products;

•	customer and end-user reaction to our products;

•	the price and performance of our products, the products of our original equipment manufacturer customers, and the products of our competitors;

•	the growth of the back-end semiconductor manufacturing, electronic assembly and related markets; and

•	continuing increases in the automation and integration requirements for equipment in these markets.

The failure or inability of our original equipment manufacturer customers to market or sell our products effectively could harm our business.

We derive a substantial portion of our revenues from sales of our products to original equipment manufacturers that incorporate our products into their equipment. Therefore, the revenues we receive from these sales significantly depend on the ability of these original equipment manufacturers to develop, market and sell equipment incorporating our products in a timely, cost-effective manner. We cannot guarantee and have no control over the success of our original equipment manufacturer customers’ development, marketing, and sales efforts. A decrease in their sales volume will directly and adversely affect our sales volume. Furthermore, our original equipment manufacturer customers could develop products that compete with our products. These original equipment manufacturers could give higher priority to the use and sale of their competitive products. In addition, our original equipment manufacturer customers may incorporate competing vision or inspection systems in their products in response to their end-user customer requirements.

Our lengthy sales cycle requires us to incur significant expenses with no assurance that we will generate revenues.

We generally do not receive exclusive, long-term purchase commitments from our original equipment manufacturer customers. We may spend substantial amounts of time and money in pursuit of sales to original equipment manufacturers and never receive any revenues for our efforts. Original equipment manufacturers demand highly reliable products and often require up to several months to evaluate and test our products before deciding whether to integrate them into their equipment. During this evaluation and testing process, we are frequently required to expend significant engineering, technical, financial and other resources in adapting our products to the original equipment manufacturers’ equipment and proposed applications. The failure of original equipment manufacturers to purchase our products after we expend significant resources toward this end may have a material adverse impact on our business, financial condition and results of operations.

Our operating results would be harmed if one of our key suppliers fails to deliver components for our products.

We rely on one or only a limited number of suppliers for certain key components and subassemblies for our products. Our inability to obtain components in required quantities and of acceptable quality could result in significant delays or reductions in product shipments. This could create customer dissatisfaction, cause lost revenues and otherwise materially and adversely affect our operating results. We do not have long-term purchasing arrangements with our suppliers. Obtaining an alternative source of supply of handlers, for example, which are a critical subassembly for most of our stand-alone inspection machine products, could involve significant delays and other costs and may not be available on reasonable terms, if at all. The failure of a component supplier or contract assembler to provide acceptable quality and timely components or assembly service at an acceptable price, or an interruption of supplies from such a supplier as a result of a change in control, fire, nature calamity, strike or other significant event could materially and adversely affect our business, financial condition and results of operations. We have no control over and cannot guarantee the continuity of our suppliers’ business. Some of our suppliers have been forced to terminate their activities because of market circumstances or financial problems. Though such closures have not caused delays in the delivery of our products in the past, we cannot guarantee the timely delivery of our products in the future if other suppliers cease or limit their operations. Our dependence on these suppliers could harm our ability to negotiate the terms of our future business relationships with them. In addition to general risks associated with reliance on limited sources of supply, many of our suppliers are located in various countries in Europe and Asia. As a result, our relationships with these suppliers are subject to political, legal, economic and other uncertainties.

Our product quality may suffer because we rely on subcontractors to manufacture our products.

We rely on subcontractors in Europe and Asia for the assembly of our products. Though we inspect and internally test the inspection components (such as, for example, cameras, optical subsystems, vision systems, etc.) of our products prior to final assembly, and we maintain on-site quality inspection staff at most subcontractors, our reliance on subcontractors gives us less control over the manufacturing process. This lack of control exposes us to significant risks, especially inadequate capacity, late delivery, substandard quality and high costs. Our ability to provide customers with products on a timely basis depends, in part, on our ability to develop accurate forecasts for customer volume requirements, convey these requirements to our subcontractors, and the subsequent ability of the contractors to deliver these requirements to us on a timely basis. We may experience disruption in obtaining products and may be unable to develop alternatives in a timely manner, and therefore may have to delay shipping products to our customers. These outcomes could damage our relationships with customers. Any increased costs, delays in shipping or damage to customer relationships could seriously harm our business.

Because we rely on a limited number of customers for a significant portion of our revenues, the loss of any of these customers could substantially harm our operating results.

We receive a significant portion of our revenues in each fiscal period from a relatively limited number of customers. The loss of one or more of these major customers, or a decrease in orders by one or more customers, could significantly and adversely affect our operating results. Our customers generally do not enter into long-term agreements obligating them to purchase our products. They may cease purchasing our products at any time and are free to purchase products from our competitors. A loss of, reduction or delay in orders from our significant customers, including reductions or delays due to market, economic or competitive conditions in the semiconductor or electronic assembly industries, could have a material adverse effect on our business, financial condition and results of operations.

In fiscal 2002, we had three significant customers that accounted for approximately 15%, 11% and 11%, respectively, of our total revenues during the year, and sales to our top five customers accounted for approximately 49% of total revenues during the year. We anticipate that also in the future, a significant portion of our revenues will continue to be derived from a relatively small number of customers.

Much of our success and value lies in our ownership and use of intellectual property, and our failure to protect that property may adversely affect our future operations.

Our ability to compete is strongly impacted by our ability to protect our intellectual property. We primarily rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions and, to a lesser extent, patents, to protect our proprietary rights. The steps we have taken to protect our technology may be inadequate.

Existing trade secret, trademark and copyright laws offer only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. The laws of some countries in which our products are or may be developed, manufactured or sold, including certain countries in Asia, may not protect our proprietary rights to the extent of the laws of European countries or the United States. This may make the possibility of piracy of our technology and products more likely. In addition, we may be required to share some of our proprietary information when outsourcing our manufacturing to third parties. We cannot assure that our means of protecting our proprietary rights will be sufficient to prevent misappropriation of our technology or that our competitors will not independently develop comparable or superior technologies without violating our proprietary rights.

Our patents may be invalidated or circumvented. Currently, we have one patent (expiring 2011) issued in the United States, Europe, Japan, Belgium and certain other territories for the 3D-dual shadow method for lead coplanarity and four pending patent applications in several jurisdictions with respect to 3D-inspection methods and component handling techniques. We cannot assure that any patents issued to us will provide sufficient protection against competitors. Failure of our patents to do so could have a material adverse effect on our business, financial condition and results of operations.

Aspects of our operations, technologies or products could infringe on the intellectual property rights of others.

We have been, and may be in the future, notified that we may be infringing the intellectual property rights of others. Other companies may hold or obtain patents on inventions or may otherwise claim proprietary rights to technology necessary to our business. We cannot predict the extent to which we may be required to seek licenses or alter our products so that they no longer infringe the rights of others. We cannot guarantee that the terms of any licenses we may be required to seek will be reasonable. Similarly, changing our products or processes to avoid infringing the rights of others may be costly or impractical or could detract from the value of our products. A party making a claim of infringement could secure a judgment that requires us to pay substantial damages, or which includes an injunction or other court order that could prevent us from selling our products. Third parties could assert that any of our issued patents are overly broad or invalid, or that our technology and products infringe third party patents or other intellectual property rights. As a result of such assertions, and regardless of their validity or invalidity, we could be required to pay royalties or to enter into licensing arrangements. Any claim of infringement by a third party could also cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract the attention of our management and technical personnel. Any of these events could seriously and permanently harm our business.

Our business may be harmed by infringement claims of Scanner Technologies.

In July 2000, we were served with a Summons and Complaint by Scanner Technologies Corporation (“Scanner”) in the United States District Court, Southern District of New York. The Complaint alleges that certain of our products, which relate to stereo vision inspection of ball grid array, chip scale package and bumped wafer products, infringe U.S. Patent Numbers 6,064,756 and 6,064,757. We do not believe that our technology or products infringe any of these patents. We consider all claims in the Complaint to be without merit and intend to defend and to keep on defending vigorously against these claims. However, we cannot guarantee that we would prevail in any litigation by Scanner seeking damages or expenses or to enjoin us from selling our products on the basis of the alleged patent infringement, or that a license for any of the alleged infringed patents will be available to us on reasonable terms, if at all.

We face significant competition, which could decrease demand for our products and reduce our market share.

The markets for our products are intensely competitive. We may be unable to compete successfully. We believe that the principal competitive factors in the back-end semiconductor manufacturing and electronic assembly markets are product performance, including speed, accuracy and reliability, cost-effectiveness, quality, price, timeliness in delivering finished products, flexibility in adapting products to customers’ needs, and customer support. The relative importance of these competitive factors may change over time.

We compete with other vendors of machine vision and inspection systems, with companies offering products based on alternative technologies, with the internal engineering efforts of our current and prospective customers, and with local companies in the various geographic markets in which we operate. Some of our competitors include Cognex Corporation, Robotic Vision Systems, Inc., Yasunaga Ltd., Semiconductor Technologies and Instruments Pte Ltd., and August Technology Corporation. Certain of our competitors and potential competitors have substantially greater manufacturing, financial, systems, and marketing resources than we have. In addition, these competitors may have the ability to respond more quickly to new or emerging technologies, may adapt more quickly to changes in customer requirements and may devote greater resources to the development, promotion and sale of their products than we do. We may also be operating at a cost disadvantage compared to manufacturers who have greater direct buying power from component suppliers or who have lower cost structures.

Damage to our competitive position due to our initial failure to penetrate a new market or obtain business from a potential customer may be compounded over time. Once an original equipment manufacturer has selected its own or a competitor’s machine vision or inspection system for integration into its equipment, the original equipment manufacturer is likely to rely on that product for the life of that equipment model, and frequently for follow-on models, even if our products otherwise compare favorably to the vision or inspection product being used. We cannot guarantee successful competition in current or new markets.

Increased competition could result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on our business.

Our ability to manage our business effectively may be adversely affected if our resource and management information systems or our other information technology systems are significantly impaired.

We have implemented an expanded material resource planning and management information system in our headquarters and at some of our subsidiary locations. We rely extensively on this system and on several other information technology systems to conduct our business. Problems with the operation of those systems could cause substantial management difficulties in operations planning and financial reporting.

Our business could be harmed by acquisitions we complete in the future.

We may pursue potential acquisitions of businesses, products or technologies that we believe could complement or expand our business. Our identification of suitable acquisition candidates, products and technologies involves risks inherent in assessing the values, strengths, weaknesses, risks and profitability of acquisition candidates, including:

•	the effects of the possible negotiation and acquisition on our business;

•	diversion of our management’s attention; and

•	risks associated with unanticipated problems or latent liabilities.

If we are successful in pursuing future acquisitions, we may be required to expend significant funds, incur additional debt or issue additional securities, which may negatively affect our results of operations and be dilutive to our stockholders. If we spend significant funds or incur additional debt, our ability to obtain financing for working capital or other purposes could decline, and we may be more vulnerable to economic downturns and competitive pressures. We cannot guarantee that we will be able to finance additional acquisitions or that we will realize any anticipated benefits from acquisitions that we complete. The process of integrating acquired businesses, products or technologies into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of our existing business.

We may be unable to recruit and retain necessary personnel because of intense competition for highly skilled personnel.

We believe that our future success will depend upon our ability to continue to attract, retain and motivate highly skilled employees, such as software and hardware engineers. The market for these employees is intensively competitive, and we have occasionally experienced delays in hiring qualified personnel. Due to the cyclical nature of the demand for our products and the current downturn in the semiconductor market, we reduced our workforce in 2001 as a cost reduction measure. If the semiconductor market experiences an upturn, we may need to rebuild our workforce. Due to the competitive nature of the labor markets in which we operate, this type of employment cycle increases our risk of being unable to retain and recruit key personnel. Our inability to recruit, retain and train adequate numbers of qualified personnel on a timely basis could adversely affect our ability to develop, design, manufacture, market, install and support our products and may result in lost revenues and market share if customers seek alternative solutions. In addition, we are dependent on several key employees in different sections of our business. Our failure to retain those persons or the unexpected loss of any one of their services could materially harm our business and results of operations. The Company does not maintain “key man” life insurance on the lives of any of its personnel.

Our international business operations expose us to a number of difficulties in coordinating our worldwide activities and in dealing with multiple regulatory environments.

We conduct our business worldwide, primarily in Europe, Japan, Asia and the United States. Our sales in each of these regions, for the periods indicated, were as follows:

	Europe	Japan	Asia	United States
First Quarter 2003	26%	21%	39%	14%
Fiscal Year 2002	26%	20%	49%	5%
Fiscal Year 2001	37%	21%	34%	8%
Fiscal Year 2000	32%	19%	43%	6%

As a result, our revenues and profits are, to a very high degree, subject to the general economic conditions in these areas. In addition, because our executive offices and most of our research and development operations are located in Belgium, its specific economic condition may have a direct impact on our operations and the market price of our stock. Adverse changes in the economic conditions within one or more of these areas including, for example, the recent economic downturn in the United States, have had, and we expect will continue to have, a material adverse effect on our business and prospects.

Further, our business may be adversely affected by risks inherent in international operations, including:

•	transportation delays or interruptions from international suppliers;

•	various regulatory requirements, such as the satisfaction of rigorous European Union compliance requirements for our products;

•	political and economic changes and disruptions;

•	export/import controls, trading policies and tariff regulations;

•	difficulties in staffing and managing foreign sales and support operations;

•	difficulties in managing distributors, representatives and third party systems integrators;

•	challenges presented by collecting trade accounts receivable in foreign jurisdictions;

•	longer sales cycles;

•	fewer legal protections for intellectual property;

•	governmental currency controls and restrictions on repatriation of earnings;

•	changes in various regulatory requirements; and

•	possibly adverse tax consequences.

The risks associated with international operations could have a material adverse effect on our business, financial condition and results of operations.

To support our international customers, we maintain subsidiaries and branches in Belgium, Hong Kong, Germany, Japan, Singapore, Korea, Taiwan, and the United States and have sales representative offices in Korea, Taiwan, the Philippines, and, since recently, in Shanghai. We cannot guarantee that we will be able to manage these operations effectively, or that we will be able to compete successfully in international markets or to meet the service and support needs of our customers, some of whom are located in countries where we have no infrastructure.

Fluctuations in currency exchange rates could harm our business.

The majority of our revenues are in U.S. dollars and Japanese yen. In 2002, revenues denominated in U.S. dollars constituted 64% of our revenues and revenues denominated in Japanese yen constituted 20% of our revenues. In 2001, revenues denominated in U.S. dollars constituted 69% of our revenues and revenues denominated in Japanese yen constituted 21% of our revenues. In 2000, revenues denominated in U.S. dollars constituted 65% of our revenues and revenues denominated in Japanese yen constituted 19% of our revenues. We anticipate that a significant portion of our revenues will continue to be in U.S. dollars and Japanese yen, though as of January 1, 2003, we began to determine our prices worldwide, with the sole exception of Japan, based upon the value in Euro, and to treat the Euro as the preferred invoice currency. We therefore expect that in the course of fiscal 2003 Euro revenues may gain a more substantial weight as a percentage of our total revenues. We incur expenses in a number of currencies, 62% of which were in Euro in 2002 and 56% of which were in Euro in 2001. We anticipate that a significant portion of our expenses will continue to be in several currencies, such as the U.S. dollar, the Japanese yen and the Hong Kong. dollar. Fluctuations in the value of several currencies, and especially a decrease in the value of the Euro in comparison to the U.S. dollar, the Hong Kong dollar or the Japanese yen, would likely increase our Euro reported expenses that are incurred in the several aforementioned currencies. Conversely, the recent decrease in the value of the dollar as compared to the Euro has had the effect of reducing our Euro reported revenues for our U.S. dollar denominated sales. As a result, currency fluctuations could have a material adverse effect on our business, financial condition and results of operations. Changes in currency exchange rates can make it more difficult for us to compete with foreign manufacturers on price. If our international sales in other currencies than the Euro increase relative to our total sales, these factors could have an even more pronounced effect on our operating results.

We have engaged in hedging transactions on a limited basis in the past for the purpose of reducing our foreign currency exposure on sales in currencies other than the Euro, and we may engage in hedging activities in the future for this purpose. We do not intend to cover all potential foreign currency exposure and we seek a natural hedging. There is a risk that these hedging activities will not be successful in mitigating our foreign exchange risk exposure.

We are subject to risks inherent in our conversion to the Euro as our functional currency for accounting purposes and as our currency for financial reporting purposes.

The Euro has been our functional currency for accounting purposes since January 1, 2002. Beginning with the quarter and year ended December 31, 2002, we also reported our financial results in Euro. Previously, we reported our financial results in U.S. dollars; our functional and reporting currency are now the same.

All information included in this Annual Report is denominated in Euro for purposes of comparability. In order to facilitate in general the historic comparability of our financial results, we have made available the annual accounts since fiscal 1998 in Euro. Also, in the future the historic financial information contained in our financial reporting will be denominated in Euro for purposes of comparability. In the past, we constructed our consolidated annual accounts on the basis of our functional currency (i.e. the Euro) and consequently, as a final step, converted those to then applying reporting currency, U.S. dollar. The fluctuations of the U.S. dollar in relation to the Euro, therefore, cause important differences between the reported figures in U.S. dollar and those reported in Euro. Despite our efforts to provide broad information to the investors, it can not be guaranteed that the conversion to reporting in Euro will not cause confusion among investors, as a result of which the liquidity of our shares and stock price could decline.

Furthermore, our shares will be traded in Euro on Euronext Brussels while our shares on Nasdaq and Nasdaq Europe will continue to be traded in U.S. dollar. It can not be excluded that this will not cause confusion among investors, as a result of which the liquidity of our shares and stock price could decline.

Risk Factors Relating to Our Common Stock and Belgian Incorporation

Management wields considerable control over our future, and decisions they make may be detrimental to your interests.

On February 20, 2003, our directors, officers and their affiliates or relatives collectively owned approximately 33.6% of our outstanding common stock, as well as stock options that after dilution represent 1.1% of the share capital. Under our Articles of Association, stockholders who either belong to our management or the management of ICOS Vision Systems NV or are entrusted with the day-to-day management of any of our subsidiaries, or any subsidiaries of ICOS Vision Systems NV, are entitled to jointly present a list of candidates out of which at least 50% of the directors of our Board are nominated. In addition, under our Articles, Joseph Verjans, our Chairman of the Board of Directors, is entitled to present a list of candidates out of which one director of our Board is nominated. Accordingly, management will be able to control the election of the Board of Directors and the direction of our affairs. By virtue of its stock ownership, management will be able to exert substantial influence over actions requiring stockholders’ approval, as well, including capital increases and decreases and other amendments to our Articles, mergers, sales of assets or other business acquisitions or dispositions. Management stockholders may exercise their influence in a manner detrimental to your interests.

Provisions of our charter, Belgian law and European Union regulations may discourage takeover offers and may limit the price investors would be willing to pay for our common stock.

Our Articles, the Belgian Company Code (“Belgian Company Law”), certain other provisions of Belgian law and the European Union regulations contain numerous provisions that may discourage bids for our common stock, business or assets. This could limit the price that investors might be willing to pay for shares of our common stock, business or assets. Our Articles contain provisions permitting management and Joseph Verjans to present candidates out of which at least 50% of the members and one member, respectively, of our Board of Directors are nominated. Belgian Company Law and our Articles require any person or persons acting in concert who (i) acquires over 50% of the voting rights regardless of the price or compensation paid in consideration thereof or (ii) acquires or is deemed to acquire control of us by purchasing our shares of common stock at a price, or for compensation, above the then market price for those shares, to offer to purchase the balance of our outstanding common stock on the same terms. In addition, Belgian Company Law provides that, in principle, public takeover bids must be made for all of our outstanding voting securities and are subject to the supervision and approval of the Belgian Banking and Finance Commission. In addition, takeover bids in certain circumstances may be subject to the prior approval of the European Union or Belgian competition authorities. Our Articles and these laws, rules and regulations may discourage offers for our business that would be advantageous to you.

Because we are a Belgian company, your rights as a stockholder may be different and, in some cases, more limited than if we were incorporated under the laws of another jurisdiction.

You should be aware that your stockholder rights may be limited because of our Belgian incorporation.

Because we are a Belgian corporation, our corporate affairs are governed by our Articles and Belgian Company Law. Although certain provisions of our Articles and Belgian Company Law resemble various provisions of the organizational documents and corporation laws of other European countries, principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management and the rights of our stockholders may differ from those that would apply if we were incorporated in another European country or in the United States. Without limitation, some examples of these differences include:

•	members of our Board of Directors serve for terms of six years;

•	there is no statutory right of appraisal under Belgian law with respect to mergers;

•	the right of stockholders of a Belgian corporation to sue derivatively (on the corporation’s behalf) is limited; and

•	Belgian employment law imposes substantial severance obligations on companies, which increase with the tenure of the employee.

Because we are a Belgian company, you may be unable to serve legal process or enforce judgments against us and our officers and directors.

We are a Belgian corporation and a substantial portion of our assets are located in Belgium. Most of our executive officers and directors and our independent auditors and Belgian legal counsel are not residents of the United States. Furthermore, all or a substantial portion of these people’s assets are located outside the United States. As a result, you may not be able to effect service of process within the United States upon these people. You may also be unable to enforce any judgments of United States courts that are predicated upon the civil liability provisions of the securities or other laws of the United States on these people or us. We have been advised by our Belgian counsel that civil liabilities under the securities and other laws of the United States may not be enforceable in original actions instituted in Belgium, or in actions instituted in Belgium to enforce judgments of United States courts. Actions for enforcement of judgments of United States courts may be successful only if the Belgian court confirms the substantive correctness of the judgment of the United States court, and is satisfied:

•	that the judgment is not contrary to Belgian principles of public policy or rules of Belgian public law;

•	that the judgment did not violate the rights of the defendant;

•	that the judgment is not subject to further appeal under United States law;

•	that the United States court did not accept its jurisdiction solely on the basis of the nationality of the plaintiff; and

•	as to the authenticity of the text of the judgment submitted to it.

The volatility of our stock price could adversely affect your investment in our common stock.

The market price of our common stock has fluctuated widely. Consequently, the current market price of our common stock may not be indicative of its future market prices, and we may be unable to sustain or increase the value of an investment in our common stock. We believe that a variety of factors could cause the price of our common stock to fluctuate, perhaps substantially, including:

•	announcements and rumors of developments related to our business;

•	quarterly fluctuations in our actual or anticipated operating results;

•	general conditions in the semiconductor manufacturing and electronic assembly industries;

•	general conditions in the worldwide economy;

•	announcements of technological innovations;

•	our new products or product enhancements, as well as those of our competitors;
•	developments in patents or other intellectual property rights and litigation; and
•	developments in our relationships with our customers and suppliers.

In addition, in recent years the stock market in general, and the markets for shares of small capitalization and “high-tech” companies in particular, have experienced extreme price fluctuations that have often been unrelated to the operating performance of affected companies. Any such fluctuations in the future could adversely affect the market price of our common stock, and the market price of our common stock may decline.

ITEM 4. INFORMATION ON THE COMPANY.

A. HISTORY AND DEVELOPMENT OF THE COMPANY.

ICOS Vision Systems Corporation NV is a leading worldwide developer and supplier of inspection equipment primarily for use in the back-end semiconductor manufacturing industry. Our products consist of stand-alone inspection equipment and board-level and system-level inspection systems. The stand-alone inspection equipment, our primary product line, performs the final inspection and taping of integrated circuits (ICs), the last step in the semiconductor manufacturing process, and is sold primarily to end-users in the back-end semiconductor industry. Our board-level and system level inspection systems are sold to OEMs for integration at various stages of the semiconductor packaging process and in electronic assembly.

We believe we offer the most comprehensive line of inspection products in our target markets. Based on a single modular platform, our products can be combined in multiple configurations depending on the application and the customer’s requirements. In addition, our products combine our unique three-dimensional (3D) measurement with two dimensional (2D) measurements and inspections to offer cost-effective, accurate and flexible solutions to our customers.

We are based in Heverlee, Belgium and have R&D centers in Belgium, Germany and Hong Kong, and sales and support offices in Japan, the USA, Singapore and Hong Kong.

ICOS was founded in 1982 as a spin-off from the K.U. Leuven Image Processing Laboratory, under the leadership of Professor Dr. Ir. Oosterlinck who is still an active member of the Board of Directors.

Between 1982 and 1985, the company was little more than a concept with a very interesting product that had been developed from a university prototype, but without a clearly defined marketing strategy. At one moment the company was involved in developing a sorting system for avocados and the next in the visual inspection of telephone exchanges. We decided in 1985 to concentrate entirely on the back-end semiconductor and electronic assembly industries, embarking on a period of rapid growth and entering into our first OEM contracts, some of which are still in force today.

Since 1982, we have introduced several important innovations to the market starting with a true greyscale vision system for IC placement in 1987 followed by several of the world’s first highly accurate inspection systems for integration with back-end semiconductor equipment. We introduced our first board-level products in 1984; in 1992, we introduced our first stand-alone component inspection machine; and in 1994 we introduced our first system-level inspection products.

In 1986 we established a subsidiary in the USA and in 1991 we opened a subsidiary in Japan, two years after recording our first sales in that important market. By 1997, Japan accounted for almost 30% of our revenue. Following these early successes, we entered the Southeast Asian market, opening a branch office in Hong Kong in 1995 and in Singapore in 1996. In 1997 we listed our stock on the Nasdaq Stock Market in an initial public offering and then added the European technology stock market, or NASDAQ Europe, in 1998.

We have continued to expand our technology platform and broaden our line of inspection machines. In 1998, we acquired Qtec, a German leader in IC inspection equipment for very specific stages in the IC production process. Today ICOS GmbH, the former Qtec, serves as an R&D department for the company. During 2002, we acquired gravity handling technology and product rights from IC Equipment Ltd. in Singapore and we set up a mechanical design center in Hong Kong.

In 1999, 2000 and 2001 we received the VLSI Research 10 BEST Award in the category Test, Assembly and Specialty Equipment in the worldwide VLSI Customer Satisfaction Survey, in recognition by our customers of our dedication to the highest levels of product quality and worldwide sales and support.

We are a Belgian corporation. We were incorporated on July 27, 1989 and we are subject to the laws, rules and regulations of Belgium including the Belgium Company Law. Our headquarters are located at Research Park Haasrode, Zone 1, Esperantolaan 8, 3001 Heverlee, Belgium and our telephone number is (011) 32-16-39-82-20. Our operations in the U.S. are conducted by our wholly-owned subsidiary, ICOS Vision Systems NV, a Belgian corporation, and its U.S. subsidiary, ICOS Vision Systems, Inc., a Delaware corporation. ICOS Vision Systems, Inc. is located at 2000 Wyatt Drive Suite 13, Santa Clara, California 95054, its telephone number is 408-567-9511 and our U.S. agent, Masoud (Max) Mirgoli may be reached at its address.

B. BUSINESS OVERVIEW.

Industry Background

Semiconductors are the basic building blocks used to create a variety of electronic products. For over 30 years, semiconductor performance improvements have led to smaller, more complex and reliable devices. As a result, the end-user markets for semiconductor components have expanded to encompass telecommunications products and systems, automotive products, industrial automation and control systems, personal computers and network computer systems, and a wide range of consumer goods, including video and audio products, digital cameras and camcorders, game consoles, and household appliances to name a few.

Demand in electronics end-user markets fluctuates as new products are introduced. In addition, demand for new products accelerates as they move from early adoption to broad acceptance and then levels off when they reach maturity and market saturation. During the early adopter phase, the market is characterized by low volumes and high margins that attract high levels of capital investment. To meet growing demand, capacity expands and manufacturing costs decline, leading to price and margin erosion. As the product matures, the market reaches production overcapacity and producers begin to reduce capital investment.

The cyclical nature of the electronics market is enforced further with every step down the ladder of the electronics food chain. The semiconductor market is more cyclical than the electronics market and the semiconductor equipment market is even more cyclical. The current market cycle started with accelerated growth in 1999 and 2000, followed by a steep decline in 2001 and 2002. It is generally recognized as the most dramatic cycle of the semiconductor industry since its inception more than thirty years ago. The new economy investments drove the cycle up very aggressively during 1999 and 2000. After the strong correction in 2001, the world-wide economic slump and political uncertainty drove the cycle further down in 2002.

In addition to investing in capital equipment to expand manufacturing capacity during a period of growing end-user demand, semiconductor manufacturers invest in capital equipment in response to technological changes.

In the back-end semiconductor equipment market, technological changes arise from the introduction of new IC packages. For the past decade the driving force behind new IC packaging developments has been the move to smaller electronic products with increased functionality, at lower costs. Adding to these challenges are developments in wafer processing such as the transition to 300mm wafers and new materials such as copper interconnects that affect back-end assembly and testing. As new generations of ICs are designed, they call for ever smaller, lighter and lower-profile packages.

The semiconductor industry has experienced substantial growth over the long term despite cyclical changes in production capacity and in the level of semiconductor sales. Between 1972 and 2000 the semiconductor industry grew at a compound annual rate of 15%, and the equipment market grew at a slightly higher rate of 17%. The technological drivers behind this historic growth remain in force today. Moore’s law will still lead to the further shrinking of the semiconductor devices and to a lower cost per function, driving demand for new applications. As an example of this evolution, the price of one Mbit of memory was equivalent to the price of a house in 1973. By 1977 it was the equivalent of a car and ten years later it was of a similar value to a sweater. By 1995 it was worth the stamp on a letter and by now it is only worth the value of the envelope.

The semiconductor equipment industry is currently in a severe downturn, following a period of unprecedented growth in 1999 and 2000 when semiconductor manufacturers over-expanded capacity and inventory levels of semiconductor goods. This overcapacity resulted in a severe correction of the capital spending market in 2001. In 2002, a return to a normal situation was delayed due to the worldwide economic slowdown, which instead resulted in a further decline of the semiconductor equipment market.

This severe and prolonged downturn has caused cash strained semiconductor companies to cut back their investments dramatically. Their scarce resources were mostly invested in long term technology projects in the front-end, such as the transition to 300mm wafer, at the expense of the back-end investments, where short delivery times are the rule. We believe semiconductor manufacturers, having deferred back-end production investments since 2000, will begin to redress this imbalance once the industry cycles upward again.

Increased outsourcing

For several years, the front-end wafer processing that traditionally was performed by Integrated Device Manufacturers, has been shifting to the so called foundries. These foundries only process wafers, but do not design or market any components. A similar process shift is seen in the back-end, where the term subcontractor is used instead of foundry. Over time, manufacturing volumes are shifting from Integrated Device Manufacturers to subcontractors. This shift is adding to the limited visibility in the back-end as subcontractors typically have a limited order back-log and tend to place orders with equipment manufacturers only after building up sufficient order flow to justify expanding capacity. The shift of manufacturing to subcontractors also creates a trend for more standard and flexible equipment, away from dedicated and integrated equipment, as subcontractors manufacture a wide range of devices and flexibility is one of their key virtues.

Consolidation

Unlike the front-end, there is very limited uniformity to the semiconductor manufacturing processes in the back-end. To start with, the types of processes are quite different, ranging from bending or plating metal leads to complex electrical testing or optical inspection. In addition, different component types require different handling, and often different equipment is used for different packages even though the function of the machines may be identical. As a result of this variability, the back-end semiconductor equipment market is highly fragmented with most vendors specializing in specific areas, such as wire bonding, test handling or final inspection. Over the long term we believe the back-end semiconductor industry will consolidate, but we believe the transition will take time.

One element constraining consolidation is the incompatibility between some back-end production processes. Often these processes are performed in different locations and vary greatly in throughput rates and cleanliness levels. For example, at the end of the assembly process, right before the test and final inspection and thus right in the middle of the total back-end process flow, are the molding and plating processes, which are slow and produce some debris and spills. As a result, we believe integration between the early assembly processes (dicing, die bonding and wire bonding) and the test and final inspection processes is impracticable.

We therefore believe that consolidation will occur among early assembly companies and among the final inspection companies. In anticipation thereof, we believe we can realize the most synergy with technology or partners that help us to expand our offering in the final inspection area. Our acquisition of handling technology and the opening of a new mechanical design center in Hong Kong are clear implementations of this strategy. Eventually, our goal is to become the world leader for the final outgoing inspection of all semiconductor components.

Semiconductor Processing

Front-End and Back-End processing

The semiconductor manufacturing process involves front-end wafer fabrication and back-end processing (assembly, test and final inspection). In front-end processing, several layers of semiconductor conductive material are deposited and etched into patterns on the surface of a silicon wafer to form complex integrated circuits. The end result is a wafer with a number of electrically functional parts or chips. This process is done in high grade clean rooms with expensive equipment. Wafer processing requires a high level of capital investment and expanding wafer processing capacity takes on average a period of 18 to 24 months.

The finished wafers are then typically shipped to another location for the back-end processing. The wafer is diced into separate chips known as dice, which are then put into a semiconductor package and electrically tested. A semiconductor package contains connections (leads or balls) enabling the internal semiconductor circuits to be connected to a printed circuit board. ICOS operates only in back-end semiconductor production, also called the final assembly.

Back-end processing

During the back-end process, the chips are taken from the wafers, attached to lead frames or other substrates which hold the connections (leads or balls) and put in a protective housing. This process is often called assembly. After assembly, the chip is electrically tested and then optically inspected and put in the shipping medium.

Assembly

Leadframe based assembly

The most widely used assembly process uses leadframes as a connector for the chip. The assembly process starts with the dicing of the patterned wafers: wafers are cut into individual chips using a wafer saw. Next the dice are individually picked up by a die bonder that puts the dice onto the leadframe. Our board-level OEM products are used on diebonders to align and inspect the die during the bonding process. In the next step, wirebonders connect the electrical paths on the die with the contact pads of the leadframe.

After the wirebonding, the chips are encapsulated with a protective packaging using an injection molding process. Following the molding, the leads are tinned in a slow plating process, cut from the lead frame, bent into proper shape and finally the whole device is cut out (singulated) from the leadframe. The combination of cutting and bending the leads is called the trim & form process.

The assembly process described above consists of two phases: dicing, die- and wirebonding on the one hand, and molding, plating, marking and trim & form on the other hand. Because of the different throughput speeds between the two phases and the debris produced during the molding and the plating processes, it is impractical to integrate all the assembly processes into one single line.

Substrate based assembly

As an alternative to the process described above, the dice can be put on substrates instead of leadframes. A substrate is somewhat similar to a mini printed circuit board that holds just one die. The assembly process starts in a similar fashion to leadframe based assembly with dicing, die bonding and wire bonding, followed by molding and marking. However, the contacts of these packages are formed with balls that are mounted on the substrates instead of the leads of a leadframe. Therefore, the plating and trim and form processes are replaced by a ball placement process, followed by a singulation process by sawing the substrate into individual devices.

Test and final inspection

After the assembly process, the devices are functionally complete. However, they still need to be electrically tested, optically inspected and placed in a medium for shipping. The test and final inspection form our main market. Some of our stand alone Inspection Machines such as the CI-9450 and the CI-G10 are final inspection systems, and a large number of our system-level OEM products are sold for use in testing and final inspection processes.

In testing and final inspection, the transport medium can be quite different and therefore also the test and final inspection equipment varies with the type of IC being processed. As an example, our CI-9450 is a final inspection machine for tray-based components and our ICOS CI-G10 is a final inspection machine for tube based components.

After inspection, the IC is transferred into its final transport medium. In some cases, this is the same as the internal transport medium, i.e. a tray or tube. However, tape is becoming the preferred shipping medium for all components, both large and small. In the latter medium, components are put in a plastic embossed tape with preformed cavities that hold one part safely for transportation. The embossed tape is then closed with a sealing tape and rolled onto a big wheel or reel. This reel is then shipped to the customer. The process of transferring the devices into this embossed tape is called taping. The final inspection and taping are generally combined on the same machine. Most of our ICOS CI-systems are therefore equipped with taping systems.

In packaging certain devices, other processes like laser marking or electrical testing may be integrated with the final inspection equipment. We supply vision systems to the manufacturers of this integrated equipment.

Specialty packaging and inspection applications

In addition to these standard packaging process flows, there are a number of specialty packages, some of which may become standard in the future. We provide inspection systems for the following advanced packing processes:

Flip Chip

For certain applications, ball contacts are mounted directly on the silicon dice while they are still part of the uncut wafer. The wafer is afterwards inspected to make sure that all the bumps were placed correctly. This type of inspection is typically performed in 3 dimensions (3D) in order to check the heights of the bumps.

The Flip Chip process can be used as a “packaging” technique in which the dice are directly mounted onto the target application. This is called Flip Chip On Board (FCOB) or Direct Chip Attach (DCA). Alternatively, the Flip Chip technique is used instead of wire bonding to form the interconnects inside the package. In this case, the term Flip Chip In Package (FCIP) is used. In both cases, the bumps on the wafer must be inspected before the wafer is cut into individual dice.

Wafer level packaging

With wafer level packaging, nearly all of the assembly and test processes are performed while the chips are still on the wafer, thus minimizing the handling of an individual device. It is similar to the Flip Chip process described above, except that a protective coating and a redistribution of the contact layout is added to the dice while still in wafer format. When the wafer is cut, “packaged” devices are obtained which can be directly used in any application in contrast to bare dice which still need to be encapsulated.

For all the above applications, we offer a stand-alone Inspection Machine for 3D inspection of bumped wafers.

TAB tape

For a number of applications, most notably for display drivers, the chip is mounted on a flexible tape, called TAB tape, which enables the contacts to make a flexible connection. An application example are LCD (Liquid Crystal Display) screens where the chip is mounted on the back of the display, but the contacts need to be brought to the front. These packages are called Tape Carrier Packages (TCP) or Chip

On Film (COF). ICOS is a leading supplier of inspection equipment for TAB tape. We offer system-level OEM products and a stand-alone Inspection Machine.

Products

Our products include a family of inspection products for the back-end semiconductor manufacturing and electronic assembly industries. We offer board-level and system-level inspection systems for integration into semiconductor OEM manufacturing equipment and stand-alone inspection machines mainly for the final inspection of semiconductor packages.

These three product lines are vertically integrated, starting with the board-level products which form the core inspection engine. The system-level products combine this inspection engine with such items as cameras, optics, illumination, a personal computer and interfacing software. The inspection machines combine the system-level products with mechanical handling, sorting and, in some cases, taping of the semiconductor devices.

Board-level OEM products

Our board-level products consist of a single board vision system and the basic vision software. These products are integrated with die bonding equipment and used for the alignment and inspection of the die before it is picked up and mounted on the leadframe or substrate. In addition, board-level products are integrated with pick-and-place equipment to ensure proper alignment of the component on the Printed Circuit Board.

List prices for board-level OEM products range from € 4,000 to € 10,000.

System-level OEM products

The system-level OEM products consist of one or more board-level systems, together with an industrial PC, one or more cameras, optics and illumination systems. The system-level products are integrated with various equipment in the assembly and test area, including trim and form or test handling equipment, and in various more integrated and specialty lines and perform a wide range of measurements and inspection functions. Some of the most important tasks include:

2D and 3D lead and ball inspection: the measurement of the position of the contact leads or balls in two and three dimensions. This inspection detects malformed, bent or damaged leads and malformed, incorrectly located or damaged balls. 3D inspection is especially important because the device will not be able to connect properly to the printed circuit board if the contacts are not on the same horizontal plane (referred to as coplanarity), resulting in defective electronic devices. One critical issue is the detection of devices with a limited coplanarity problem. These devices may make contact to the printed circuit board and pass electrical tests, but the contacts may be weak and the devices will cause an early failure of the electronic circuit in which it is used.

Mark Inspection: the inspection of the ink or laser marks that are inscribed on the semiconductor device and contain such information as the part number, company logo, etc.

Surface Inspection: for certain packages, an inspection of the surface, either the package surface or the surface of the contacts, is an important element in ensuring the quality of the device.

Other inspections: the system level products perform various other inspections including burr inspection, part identification and orientation check.

List prices for the system-level OEM products range from € 16,000 to € 80,000.

Inspection machines

The inspection machines combine the system-level inspection products with a mechanical handler, which moves the components to the inspection stations, sorts them and, if required, transfers them to tape. Inspection machines constitute our largest product line.

Component Inspector, tray based: ICOS offers a range of products for the final inspection of tray-based semiconductor components. The range includes a semi-automatic CI-3050, a medium volume CI-5150/5250 and high volume CI-8250/8450 and CI-9250-9450 products. These systems perform 2D and 3D inspection of all devices that are handled in trays such as QFP, BGA, CSP and TSOP. It also performs the taping of those devices. Typically, the inspections include coplanarity inspection, mark inspection and surface inspection, but they may vary substantially depending on the component type or customer requirement.

Component Inspector, tube based: the CI-G10 is a fully automatic system for the final inspection of semiconductor components of devices handled in tubes. Typical components include SO devices and QFN or other LFCSP’s. The CI-G10 performs the optical inspection and if required the taping of these components. Typical inspections include coplanarity inspection, mark inspection and side inspection. Optional taping is also possible on this machine.

Bumped Wafer Inspector: the BWI product inspects the bumped wafer for 2D and 3D defects.

FTI: this product inspects the TAB tape itself as well as the configured TCP and COF products. It inspects dimensional integrity and surface defects.

List prices for the inspection machines range from € 115,000 to € 450,000.

Marketing & Sales

ICOS prides itself on being a long term reliable partner to its customers. We sell our products through a global sales and support network consisting of an experienced internal sales force and senior support staff and independent distributors. In addition to our headquarters facility in Heverlee, Belgium, we have sales and support offices in Yokohama Japan, Singapore, Hong Kong and Santa Clara California (USA) and support staff in Taiwan, Korea, the Philippines and Mainland China. See Note 13 to our Consolidated Financial Statements for three year geographical information regarding our sales.

We sell products to semiconductor OEMs primarily through our direct sales force, as these customers require specific technical support for the integration of an ICOS system in their products. End-user service and support is provided by the OEM. We sell the Inspection Machines to semiconductor manufacturers through independent distributors who hold exclusive distribution rights for certain products in defined territories. We work closely with these distributors to ensure a high level of customer responsiveness and facilitate customer collaboration on product development.

In 2002, we added distributors for Mainland China, Singapore, Malaysia and Indonesia to our network of distributors in Taiwan, Japan, Korea, Thailand, Philippines, Malaysia, Hong Kong, in certain countries in Europe and in various regions of the USA. We select these distributors for the quality and breadth of both their local organizations and customer relationships.

Research & Development and Proprietary Rights

Vision technology is at the heart of our products. The inspection modules are characterized by a compact design that enables integration into virtually any type of handler and eliminates the need for complicated or accurate handling.

We apply highly optimized measuring methods and algorithms resulting in what we believe to be the highest subpixel accuracy commercially available. These algorithms are also optimized in terms of speed through a dedicated implementation on high end DSP’s. We have developed high performance vision hardware based on a modular and cost effective architecture, allowing performance upgrades whenever additional inspection tasks or more complicated algorithms require more processing power. The measuring and inspection techniques are optimized for each specific component type and several compact image acquisition modules are offered for a wide variety of component types.

This modular architecture also allows for a high degree of software content. Developing real-time embedded software and user-friendly graphical user interfaces are therefore key elements of our research and development programs.

In addition to these key elements, high-end vision systems require other important building blocks, such as optical subsystems, illumination modules and high resolution cameras. Suppliers with whom we have long standing partnerships and sometimes shared roadmaps provide these building blocks.

An important and growing part of ICOS’s product offering consists of complete inspection machines which incorporate handling technology. Because the components are stationary during the measurement, the accuracy of the measurement is not influenced by the handling accuracy and reliable, high speed handling is achievable at a reasonable cost.

The input/output media used on the handlers, such as trays, tubes and tape, have inherent position tolerance. Therefore we combine our vision skills with our mechanical design skills and use ‘vision guiding’ to compensate for these tolerances and optimize the handling reliability. This unique feature secures failsafe handling and again limits the specifications and the cost of the handling system.

Prior to 2002, we subcontracted mechanical development to a specialized supplier. In 2002, we established a design center in Hong Kong to enhance our expertise in this key technology. We also stay current with new and challenging packaging technologies by maintaining regular contact with packaging specialists employed by many customers, sharing product roadmaps and evaluating new technologies.

To protect our intellectual property, we primarily rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions and to a lesser extent on patents. We generally do not provide our customers access to the source codes of our software. We seek to protect our hardware, software and other written materials under trade secret and copyright laws, which afford only limited protection. Our circuit boards and board sets incorporate proprietary firmware we design ourselves. Our board-level software is specifically designed to run only on these proprietary boards, further safeguarding this software from unauthorized use and embedding inspection methods in the software to limit re-engineering. Currently, we have one patent (expiring 2011) issued in Belgium, the United States, Europe, Japan and certain other territories for the 3D dual-shadow measuring method of lead coplanarity and four pending patent applications in diverse jurisdictions, related to other 3D inspection methods and handling techniques.

We also from time to time subcontract with the University of Leuven and other third parties, and have obtained grants from the regional government of Flanders and from the European Community to support certain of our research and developments efforts.

Operations

To operate in a cyclical market, we have established a flexible production model that allows the company to operate with limited fixed costs and adapt quickly to changing volumes in the market. The company subcontracts to third parties major subassemblies including printed circuit boards, chassis, optical modules and mechanical handlers.

Subcontractors are selected on the basis of quality, delivery time and price, and a sophisticated Supply Chain Management system controls and supports the network of subcontractors.

We maintain quality control through our own experts. We handle final assembly, configuration, burn-in and test of the board-level and system-level inspection systems at our headquarters facility in Belgium. For the mechanical handlers, we maintain quality assurance staff on site with the most important subcontractors for quality control and final acceptance. The subcontractors for the mechanical handlers are located in Germany, Hong Kong and Singapore.

Human Resources

As of December 31, 2002, the company employed a full-time equivalent of 150 people world-wide, including 60 in Research & Development, 46 in Marketing & Sales (including technical support services), 29 in Operations and 15 in General & Administrative services. Of these 150 people, 91 are employed in Belgium. None of the employees are represented by a labor union and the company has experienced no work stoppages.

Competition

The markets for our products are intensely competitive and subject to rapid technological change. We compete with other vendors of machine vision and inspection systems, with companies offering products based on alternative technology, with the internal engineering efforts of our current or prospective customers and with local companies in the various geographic markets in which we operate.

Some of our competitors include Cognex Corporation, Robotic Vision Systems, Inc., Yasunaga Ltd., Semiconductor Technologies and Instruments Pte Ltd., and August Technology Corporation. Certain of our competitors and potential competitors have substantially greater manufacturing, financial, systems and marketing resources than us. In addition, these competitors may have the ability to respond more quickly to new or emerging technologies, may adapt more quickly to changes in customer requirements and may devote greater resources to the development, promotion and sale of their products than we do. We may also be operating at a cost disadvantage compared to manufacturers who have greater direct buying power from component suppliers or who have lower cost structures.

We believe that the principal competitive factors in the back-end semiconductor manufacturing and electronic assembly markets are product performance, including speed, accuracy and reliability, cost-effectiveness, quality, price, timeliness in delivering finished products, flexibility in adapting products to customers’ needs and customer support. We believe that we compete favorably with respect to these factors. However, once an original equipment manufacturer has selected its own or a competitor’s machine vision or inspection system for integration into its equipment, the original equipment manufacturer is likely to rely on that product for the life of that equipment model, and frequently for follow-on models, even if our products otherwise compare favorably to the vision or inspection product being used.

As a result, we are likely to achieve greater success in markets for our original equipment manufacturer products in which we already have an established original equipment manufacturer customer base, in developing markets where competing products have not been designed into original equipment manufacturer equipment, or in sales of stand-alone systems to end-users where integration is not a consideration. Increased competition could result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that we will be able to compete successfully or that our products will not be rendered obsolete by new industry standards or changing technology.

C. ORGANIZATIONAL STRUCTURE

Our strategy is to offer advanced inspection products to our customers along with superior world-wide support. As a result, Research and Development and Marketing and Sales account for the largest portion of total headcount. These functions differentiate ICOS in the marketplace and provide the platform for future growth and profitability. Even in a severe semiconductor market downturn, we have continued to invest in research and development and to maintain high standards of customer support. Manufacturing is relatively small and flexible as we use third party subcontractors extensively in the production process.

The company is structured as a holding company that is incorporated and located in Belgium. The business is carried out by wholly owned subsidiaries, branch offices and liaison offices as follows:

Name	Location
ICOS Vision Systems NV and its branch offices in Hong Kong and Singapore, and its liaison offices in Taiwan, Korea and Philippines.	Belgium

ICOS Vision Systems GmbH	Germany

ICOS Vision Systems, Inc.	USA

ICOS Vision Systems, LTD	Japan

As of January 1, 2003, the activities of the Hong Kong branch office were transferred to a newly formed subsidiary, ICOS Vision Systems, Ltd., also located in Hong Kong. Also on January 1, 2003, a new liaison office was established in China.

D. PROPERTY, PLANT AND EQUIPMENT

Our headquarters are located in the Research Park in Heverlee (Leuven), Belgium in a 5,800 square meter, two building complex on a 20,000 square meter parcel of land. All headquarter employees moved to these new premises in 2002. Prior to 2002, we occupied a 3,605 square meter building located on 10,000 square meter of land, both of which we still own. The company intends to rent this building complex to third parties. As of January 1, 2003, about 950 square meters had been leased. A € 6.4 million loan facility from Dexia Bank (Belgium) was obtained on February 26, 2002 (see Note 8 to the Financial Consolidated Statements) and is secured by a mortgage on all buildings.

Offices are leased in Santa Clara, California, in Oberhaching, Germany, in Yokohama, Japan, in Hong Kong, in Seoul, Korea, in Hsinchu, Taiwan and in Singapore. We believe that suitable additional or substitute facilities will be available as required on commercially reasonable terms.

Glossary

Assembly	The process of transforming a wafer into individual IC’s, with protective housing and contact leads or balls, but excluding the electrical test and the final inspection.

Back-end

The complete process of transforming a wafer into individual IC’s, with protective housing and contact leads or balls, including the electrical test and the final inspection. The back-end includes assembly, test and final inspection.

BL	ICOS product line of Board-level OEM systems.

BWI	Bumped Wafer Inspector

COF	Chip On Film, package based on TAB.

CSP	Chip Scale Package

DCA	Direct Chip Attach

Final Assembly	See back-end.

Final inspection

The final step in the manufacturing process. This includes the optical inspection and in many cases also the taping of the devices. In certain cases, other functions such as laser marking or electrical test may be included.

Front-end	The wafer manufacturing process.

IC	Integrated Circuits

IDM	Integrated Device Manufacturer, who designs and manufactures the IC’s.

IM	See Inspection Machines

Inspection Machines	ICOS product line of stand-alone inspection systems.

LFCSP	Lead Frame CSP

Moore’s Law

The observation made in 1965 by Gordon Moore, co-founder of Intel, that the number of transistors per square inch on integrated circuits had doubled every year since the integrated circuit was invented. Moore predicted that this trend would continue for the foreseeable future. In subsequent years, the pace slowed a bit, but data density has doubled approximately every 18 months, and this is the current definition of Moore’s Law, which Moore himself has blessed. Most experts, including Moore himself, expect Moore’s Law to hold for at least another two decades.

Mbit	Megabit; a unit of data roughly equal to one million bits of memory

OEM	Original equipment manufacturer or producers of production equipment

Packaging	See Back-end

QFN	Quad Flat pack, No leads

QFP	Quad Flat Pack

SL	ICOS product line of system-level OEM systems.

SO	Small Outline package

TAB	Tape Automated Bonding. Packaging technique in which the die is mounted on a flexible tape that contains the contacts or leads to the outside world.

TCP	Tape Carrier Package, package based on TAB.

Test	The electrical test of the device, ensuring its proper functioning.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

The following Operating and Financial Review and Prospects contain forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” in Item 3.D. and elsewhere in this Annual Report.

A. OPERATING RESULTS

Through the quarter ended September 30, 2002, we presented our financial statements in the U.S. Dollar. We have changed our reporting currency to the Euro, which became the functional currency for a majority of our operations following the introduction of the Euro within the participating countries of the European Community. As a result, we have restated the financial statements and information for the periods presented herein to the Euro. Fluctuations of the U.S. dollar in relation to the Euro cause important differences between the reported figures in U.S. dollars and those reported in Euros.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to customer programs and incentives, product returns, bad debts, inventories, investments, intangible assets, income taxes, warranty obligations, restructuring and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition. We recognize revenues from the sale of our vision and inspection products and of spare parts upon shipment and passage of tittle of such products, provided that no significant obligation remains and the collection of the related trade account receivable is reasonably assured. We have no significant contractual post-shipment support obligations to our customers, except for certain warranty obligations. We generally provide a twelve-month warranty for our products and have accrued an estimated expense associated with warranty coverage of approximately 2% of revenues derived from sales of end-user products. This estimation, included in selling, general and administrative expenses in the period of revenue recognition, is subject to review and may be changed when deemed appropriate by management. In the periods presented, our warranty expense was consistent with these estimates.

Inventory. Our inventories include materials, direct labor and manufacturing costs and an appropriate allocation of indirect overhead costs, and are stated at the lower of cost, determined on a weighted average basis, or net realizable value. We perform periodic reviews of inventories and provide for excess and obsolete inventory or dispose of such inventory as considered necessary. Due to changing market conditions in the semiconductor and electronic assembly industries, in 2001 we conducted a thorough review of the inventory in all of our product lines. As a result, a provision for inventory losses of € 6.0 million in 2001 was charged against costs of goods sold in those periods to write down inventory to its net realizable value. As a result of an improved business climate in 2002, we were able to use some of our inventory that was previously provided for. The allowance was reduced to € 4.4 million as of December 31, 2002. We determine our allowance for inventory write-down based on our then best estimates of product sales and customer demand patterns and our plans to transition our products. It is possible that the estimates used by us to determine our provision for inventory write-down could be materially different from the actual amounts or results. These differences could result in materially higher than expected future inventory provisions, which could have a material adverse effect on our financial position and results of operations.

Allowance for Doubtful Accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Goodwill. We recorded goodwill of € 2.0 million with the acquisition of Qtec Industrie Automation GMBH during 1998. It was being amortized on a straight-line basis over an eight-year period, being the estimated useful life of the asset. We incurred amortization expenses for this asset of € 256 for the years ended December 31, 2001 and 2000. We adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful live are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. Any impairment would be recognized in operating expenses. We believe that no material impairment of goodwill existed as of December 31, 2002. We are no longer amortizing goodwill, in accordance with SFAS No. 142.

Restructuring Charge. In June and November 2001, we reduced our fixed cost structure in response to our significantly reduced revenues, we implemented two cost realignment programs that included a combination of salary and headcount reductions across all geographies and functions, shortened workweeks, and made general and administrative expense cuts. In total, we recorded € 0.6 million of costs associated with these restructuring plans in the year 2001. This charge was included in selling, general and administrative expenses.

Legal Contingencies. We are currently involved in legal proceedings that we discuss in part in “Risk Factors” in Item 3.D. and elsewhere in this Annual Report, including Note 15 to our Consolidated Financial Statements. In connection with these legal proceedings, management periodically reviews estimates of potential costs we may incur in the future in connection with the adjudication or settlement, if any, of these proceedings. These estimates are developed in consultation with outside counsel and are based on an analysis of potential litigation outcomes and settlement strategies. In accordance with SFAS No. 5, Accounting for Contingencies, loss contingencies are accrued if, in the opinion of management, an adverse outcome is probable and such outcome can be reasonably estimated. We do not believe that these proceedings will have a material adverse effect on our financial position; however, it is possible that future results for any particular quarter or annual period may be materially affected by changes in our assumptions or the effectiveness of our strategies relating to these proceedings.

Financial Data

The following table sets forth certain financial data for the periods indicated as a percentage of revenues:

	Years Ended December 31
	2002	2001	2000
Revenues	100.0%	100.0%	100.0%
Cost of goods sold	40.0	65.7	41.5

Gross profit	60.0	34.3	58.5
Operating expenses:
Research and development	21.8	29.9	7.8
Selling, general and administrative	39.3	55.0	18.5
Amortization of goodwill	—	1.0	0.2
Total operating expenses	61.1	85.9	26.5

Income (loss) from operations	(1.1)	(51.6)	32.0
Net other income (loss)	(4.9)	6.2	1.2

Income (loss) before income taxes	(6.0)	(45.4)	33.2
Income taxes	2.0	(12.4)	12.0

Net income (loss)	(8.0)%	(33.0)%	21.2%

Years Ended December 31, 2002 and December 31, 2001

Revenues. In 2002, sales to Europe, Japan, South-East Asia and the United States accounted for 26%, 20%, 49% and 5% of our revenues, respectively. In 2001, sales to these territories accounted for 37%, 21%, 34% and 8% of our revenues, respectively. Our business is conducted primarily in Euro (“€”), U.S. dollars and Japanese yen. As a result of conducting business in multiple currencies and in multiple countries, our business and results of operations are subject to risks of currency fluctuations as well as other risks associated with international sales generally.

Our business is highly dependent upon the capital expenditures of back-end semiconductor manufacturers and electronic assemblers, and our ability to develop, manufacture and sell new products and product enhancements. Our results will also be affected, especially when measured on a quarterly basis, by volume, composition and timing of orders, conditions in the industries we serve, competition and general economic conditions.

Our revenues increased by 15% to € 30.6 million in 2002 compared to € 26.5 million in 2001. Despite the continued downturn in the semiconductor equipment industry, we were able to increase our revenues in a declining semiconductor equipment market. According to industry analysts, revenues for the semiconductor equipment market decreased 25% to 30% in 2002 compared to 2001. From 2001 to 2002, board-level product revenues increased from € 4.0 million to € 4.7 million, system-level inspection product revenues decreased from € 9.0 million to € 4.4 million and stand-alone inspection machines revenues increased from € 13.5 million to € 21.5 million. These change in revenues were primarily attributable to increases or decreases, as applicable, in units sold.

Gross Profit. Gross margin increased to 60.0% in 2002 from 34.3% in 2001. Cost of goods sold in 2001 included an inventory write-down of € 6.0 million, or 22.6% of 2001 revenues. In 2002, as a result of an improved business climate, we reduced this allowance to € 4.4 million. The reduction in this allowance improved our gross margin in 2002 by 5.2%. We expect that there will continue to be periodic fluctuations in our gross margin resulting from changes in our product sales mix and from currency fluctuations. Our stand-alone inspection machines normally generate lower margins than our board-level and system-level products, due to their relatively higher material content. Our revenues, of which approximately 64% were generated in U.S. Dollars, compared to our cost of goods sold, which were primarily incurred in Euro, adversely influenced the gross margin in 2002 following the depreciation of the U.S. Dollar versus the Euro, which is continuing into the current year.

Research and Development. Research and development expenses decreased by 15.2% to € 6.7 million, 21.8% of revenues, in 2002 compared to € 7.9 million, 29.9% of revenues, in 2001. In addition to these expenses, in 2002 we offset approximately € 339,000 of research and development expenses through government project funding recognized during that period, compared to approximately € 320,000 of such funding recognized in 2001. The decrease in research and development expenses was primarily attributable to the limitation of additional new development projects and postponing some new engagements within the research and development department, and the result of the fully implemented cost reduction programs of the year 2001. As of December 31, 2002, we had 60 employees primarily engaged in research and development compared to 61 employees as of December 31, 2001. We believe that research and development expenditures are essential to maintaining our competitive position and expect to maintain the current quarterly level of research and development expenditures in the foreseeable future to support our commitment to new product development efforts.

Selling, General and Administrative. Selling, general and administrative expenses decreased by 17.8% to € 12.0 million, 39.3% of revenues, in 2002 from € 14.6 million, 55.1% of revenues, in 2001. The further decrease of selling, general and administrative expenses was caused by the fully implemented cost reduction plans of June 2001 and November 2001. Included in selling, general and administrative expenses of the year 2001 is the restructuring charge of € 0.6 million related to these plans.

Net Other Income (Expense). In 2002, we recorded € 1.5 million of net other expense compared to € 1.6 million of net other income in 2001. This decrease was primarily attributable to currency exchange loss in the year 2002 amounting to € 2.0 million, compared to the currency exchange gains of approximately € 0.7 million in 2001, following the depreciation of the U.S. dollar versus the Euro in the course of 2002.

Income Taxes. Income tax expense was € 0.6 million in 2002 compared to an income tax benefit of € 3.3 million in 2001. Following the enactment of the reduction of the Belgian Corporate Tax rate on December 31, 2002, we had to decrease our deferred tax assets and liabilities accordingly, resulting in a tax expense of approximately € 0.7 million.

Years Ended December 31, 2001 and December 31, 2000

Revenues. In 2001, sales to Europe, Japan, South-East Asia and the United States accounted for 37%, 21%, 34% and 8% of our revenues, respectively. In 2000, sales to these territories accounted for 32%, 19%, 43% and 6% of our revenues, respectively. As a result of conducting business in multiple currencies and in multiple countries, our business and results of operations are subject to risks of currency fluctuations as well as other risks associated with international sales generally.

Our revenues decreased by 75.1% to € 26.5 million in 2001 compared to € 106.3 million in 2000. We believe that the most severe downturn in the history of the semiconductor equipment industry affected our revenue decline, which was primarily attributable to a significantly lower volume of sales. From 2000 to 2001, board-level product revenues decreased from € 18.7 million to € 4.0 million, system-

level inspection product revenues decreased from € 23.4 million to € 9.0 million and stand-alone inspection machines revenues decreased from € 64.2 million to € 13.5 million.

Gross Profit. Gross margin decreased to 34.3% in 2001 from 58.5% in 2000. Cost of goods sold in 2001 included an inventory write-down of € 6.0 million. We expect that there will continue to be periodic fluctuations in our gross margin resulting from changes in our product sales mix and from currency fluctuations. Our stand-alone inspection machines normally generate lower margins than our board-level and system-level products, due to their relatively higher material content. Our revenues, of which approximately 69% were generated in U.S. Dollars, compared to our cost of goods sold, which were primarily incurred in Euro, benefited in 2001 from the appreciation of the U.S. Dollar versus the Euro by approximately 3% in 2001 compared to 2000. This benefit from currency fluctuations was offset by the increased level of price pressure on our product sales.

Research and Development. Research and development expenses decreased by 4.8% to € 7.9 million, 29.9% of revenues, in 2001 compared to € 8.3 million, 7.8% of revenues, in 2000. In addition to these expenses, in 2001 we offset approximately € 320,000 of research and development expenses through government project funding recognized during that period, compared to approximately € 53,000 of such funding recognized in 2000. Without neglecting our commitment to support future new product developments, the research and development department contributed to a limited extent in our cost reduction programs, which had to be implemented throughout the year 2001 as a result of the necessity to adapt our structure to the year 2001 sales levels following the downturn in the semiconductor industry. As of December 31, 2001, we had 61 employees primarily engaged in research and development compared to 66 employees as of December 31, 2000.

Selling, General and Administrative. Selling, general and administrative expenses decreased by 25.5% to € 14.6 million, 55.1% of revenues, in 2001 from € 19.6 million, 18.5% of revenues, in 2000. The major decrease of selling, general and administrative expenses, was caused by the reduction of commission expense to our exclusive distributors for stand-alone inspection machines to approximately € 0.9 million in 2001 from € 4.7 million in 2000. Selling, general and administrative expenses were also reduced by the implementation of two cost reduction plans in June 2001 and November 2001. The reduced expenses resulting from these programs were partially offset by a restructuring charge of € 0.6 million. Our selling, general and administrative expenses included litigation expenses of € 1.0 million in 2001 and of € 0.9 million in 2000, relating to our U.S. patent litigation with Scanner Technologies Corporation.

Net Other Income (Expense). In 2001, we recognized € 1.6 million of net other income compared to € 1.3 million of net other income in 2000. This increase was primarily attributable to the increased net interest income of € 0.8 million from € 0.4 million in 2000. This increase was partly offset by the decreased currency exchange gains of approximately € 0.7 million in 2001, compared to currency exchange gains of approximately € 0.8 million in 2000.

Income Taxes. Income tax benefit was € 3.3 million in 2001 compared to an income tax expense of € 12.8 million in 2000. Our effective tax rate for 2001 was 27.4% compared to an effective tax rate of 36.3% for 2000. Our decreased effective tax rate of 2001 was primarily recorded in respect of the recovery of tax losses by our foreign subsidiaries and to a lesser degree by the geographic mix of our revenues. Our revenues from the Rest of Asia for the full year 2001 were generated through our regional sales and support office in Hong Kong.

Recent Accounting Pronouncements

SFAS No. 143, Accounting for Asset Retirement Obligations, was issued in June 2001. The Company was required to adopt SFAS No. 143 as of January 1, 2003. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset, which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company does not expect SFAS No. 143 to have a material impact on its consolidated financial position and results of operations.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Company’s financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 202, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the Company’s financial statements.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which clarifies the disclosure, recognition, and measurement requirements related to certain guarantees. The provisions related to recognizing a liability at the inception of the guarantee for the fair value of the guarantor’s obligations does not apply to product warranties or to guarantees accounted for as derivative instruments. The disclosure requirements are effective for financial statements issued after December 15, 2002 and the recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not expect the adoption of Interpretation No. 45 to have a material impact on its financial position or results of operations.

The FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities,” which clarifies accounting and disclosure for special-purpose and variable interest entities. The Interpretation is based on the concept that companies that control another entity through interests other than voting interests should consolidate the controlled entity. This Interpretation is effective for variable interest entities created after January 31, 2003 and applies to fiscal year or interim periods beginning after June 15, 2003. The Company does not expect the adoption of Interpretation No. 46 to have a material impact on its financial position or results of operations.

B. LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2002, we had working capital of € 41.2 million, including € 25.9 million of cash and cash equivalents. In addition, as of that date we had lines of credit aggregating approximately € 5.8 million available from the Dexia Bank and Fortis Bank. As of December 31, 2002, we had no amounts outstanding under these facilities. These lines of credit bear interest at the banks’ market rates (6.99% as of December 31, 2002).

During 2002, operating activities provided net cash of € 1.3 million. Cash flow, defined as net income increased by non-cash items such as amortization, depreciation, deferred tax expense (benefit) and compensation expense, amounted to a negative cash flow of €1.3 million, while changes in operating assets and liabilities provided € 2.6 million in cash. Sources of cash as a result of changes in assets and liabilities included a decrease in inventory of €5.2 million and in prepaid expenses of € 2.5 million that was partially offset by an increase in accounts receivable of € 4.1 million, resulting from the increased level of activity.

During 2002, investing activities used € 2.0 million of cash including € 1.8 million for the construction of new office facilities which started in 2000 and that should be completed at the end of the first quarter of 2003 for an estimated total investment of € 6.5 million. The remaining € 0.2 million of investments related to the purchase of equipment. These purchases related primarily to the purchase of computer and manufacturing equipment. Except for the completion of our headquarters facility expansion, we do not have any significant capital commitments.

During 2002, our financing activities provided net cash of € 5.9 million, primarily from refinancing our office facilities located in Heverlee, Belgium.

As of December 31, 2002, we had long-term obligations of approximately € 6.4 million, primarily consisting of two construction loans with Dexia Bank in the aggregate amount of € 6.0 million. As of that date, the current portion of these long-term obligations totaled € 0.6 million. On February 26, 2002, we obtained from Dexia Bank two new long-term loans for a total amount of € 6.4 million Euro. These loans are secured by a mortgage on our buildings and bear an interest rate of 6.30%. The first loan of € 4.4 million is required to be repaid in one quarterly installment of € 162,191 on June 30, 2002, followed by 39 equal quarterly installments of € 149,100. The second loan of € 2.0 million is required to be repaid in one quarterly installment of € 73,723 on June 30, 2002, followed by 39 equal quarterly installments of € 67,773. The quarterly installments for each of these loans includes a principal and an interest component.

In addition to the above commitments, we also have several non-cancelable operating leases, primarily for motor vehicles and office premises, which expire over the next three to five years. As of December 31, 2002, the yearly minimum lease payments till 2007 payments will be approximately € 2.4 million.

We believe that our existing resources, including our existing cash balances and cash generated from operations, together with the additional cash from the Dexia Bank loan, will be sufficient to meet our currently planned working capital and capital expenditure requirements for at least the next 12 months.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Company Sponsored Research and Development

Our research and development efforts are focused on developing new vision and inspection products for the back-end semiconductor manufacturing, electronic assembly and related industries, and enhancing the functionality, reliability and performance of existing products. Our engineering, marketing, operations and management personnel have developed close collaborative relationships with many of their customer counterparts and have used these relationships to identify market demands and target our research and development efforts to meet those demands.

We also from time to time subcontract with the University of Leuven and other third parties, and have obtained grants from the regional government of Flanders and from the European Community, to support certain of our research and development efforts.

Major areas of our product development include the addition of new software modules to enhance the functionality of existing products, the development of new hardware modules with more processing power and extended features, and the development of new measurement methods to enhance the performance of our products. We cannot assure that we will be able to develop new products effectively, to enhance our existing products or to respond effectively to technological changes or new industry standards or developments on a timely basis, if at all.

As of December 31, 2002, we had 60 employees engaged in research and development, including 19 persons involved in the research and development of new measurement methods, 24 persons involved in software development and 10 persons involved in hardware development.

In 2002, 2001 and 2000, our research and development expenses were € 6.7 million, € 7.9 million and € 8.3 million, respectively.

D. TREND INFORMATION

Our backlog as of March 31, 2003, was approximately € 13.7 million, compared with € 18.6 million as of March 31, 2002. Backlog reflects customer orders for products for which we have accepted purchase orders with assigned delivery dates within 18 months. The level of backlog at any particular time is not necessarily indicative of our future operating performance. Delivery schedules may be extended and orders may be canceled at any time subject to certain cancellation penalties.

During the entire year 2002, we noticed a modest increase in activity levels, which suggested that we had passed the bottom of the cycle in the semiconductor equipment market. During the first quarter of 2003, we continued to see an improvement in orders and shipments. Revenues for the three months ended March 31, 2003 were € 9.3 million, an increase of approximately 8% compared to fourth quarter 2002 revenues of € 8.7 million and an almost two-fold increase over the prior year’s first quarter revenues of € 4.7 million. We reported operating income for the first quarter of 2003 of € 0.5 million compared to an operating loss of € 1.6 million for the first quarter of 2002. Net income for the first quarter of 2003 was € 244,000, or € 0.02 per share, compared to a net loss for the first quarter of 2002 of € 1.1 million, or € 0.10 per share. Cash and cash equivalents stood at 27.6 million at the end of the first quarter of 2003 with ICOS generating cash of € 2.2 million from operations and working capital improvements during the first quarter of 2003.

Based on industry forecast and the increased demand from customers, we expect to take advantage of the semiconductor equipment market recovery, if it continues. As our delivery cycles are short, we expect our revenues to increase slightly in the second quarter of 2003 and to remain profitable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. DIRECTORS AND SENIOR MANAGEMENT

Our directors and senior management, and any employees such as scientists or designers upon whose work we are dependent as of the date of this Annual Report, are as follows:

Name	Age	Position
Joseph Verjans	56	Chairman of the Board of Directors

Antoon De Proft	43	President, Chief Executive Officer and Director

August Smeyers	48	Vice President of Research and Development and Director

Koen Gutscoven	44	Vice President of Marketing and Sales

Guido Vervoort	49	Vice President of Operations

Seiichi Kohnoike	53	General Manager of ICOS Vision Systems Japan Ltd.

Robin Kam	39	General Manager of ICOS Vision Systems NV Singapore Branch Office

Masoud (Max) Mirgoli	40	General Manager of ICOS Vision Systems Inc.

John Zabolitzky	53	General Manager of ICOS Vision Systems GmbH

Stephan Wansleben	46	General Manager of ICOS Vision Systems GmbH

Exeter International NV, represented by Paul de Vrée(1)(2)	59	Director

André Oosterlinck(1)	56	Director

Fred Chaffart(1)	67	Director

(1)	Member of the Audit Committee
(2)	Corporations may serve as directors of Belgian companies

Joseph Verjans served as our Chief Executive Officer since he joined us in 1984. In 1989 he became our President and Chairman of our Board of Directors. Effective April 1, 2002, Mr. Verjans retired as President and Chief Executive Officer. He continues to serve us as Chairman of our Board of Directors. Prior to joining us, he served as the Equipment Manager in the Graphics Division of Agfa-Gevaert, a film and film processing equipment maker. Mr. Verjans received a Ph.D. degree in electronics from the University of Leuven in 1974.

Antoon De Proft has been our Chief Executive Officer since April 1, 2002. Previously, he served us from 1985 until 2000, first as application manager in the U.S. subsidiary and as Vice President, marketing and sales since 1989. Before that, he was employed as applications engineer at International Imaging Systems in the U.S. and as a researcher at the University of Leuven. In the period 2000-2001, he was active as a management consultant, specialized in medium to mid-sized high tech companies. Mr. De Proft received a masters degree in electromechanical engineering from the Leuven University in 1982 as well as a degree in medical engineering.

August Smeyers joined us in 1985 as the Applications Development Manager and has served as our Vice President of Research and Development since 1987 and as a director since 1989. Prior to joining us, he was the Applications Manager for real-time automation systems at General Engineering and Training N.V., an automation company. Mr. Smeyers received a master’s degree in electro-mechanical engineering from the University of Leuven in 1976.

Koen Gutscoven joined us in 1994 as the Area Sales Manager for South-East Asia, responsible for coordinating the sales and technical support activities in the area. He has served as Vice President of Marketing and Sales since November 1999. Prior to joining us, he was Sales Manager for Rosemount Belgium (1987 – 1991, distributed control systems for the chemical process industry) and European Sales Manager for Intec Europe (1991 – 1994, inspection systems for the paper and plastic industry). Mr. Gutscoven received a master’s degree in chemical engineering from the University of Brussels in 1981.

Guido Vervoort has served as our Vice President of Operations since he joined us in 1985. He received degrees in management and electronics from Horito Technical Institute in 1983 and 1970, respectively, and received a degree in industrial engineering and nuclear physics from Hortok Technical Institute in 1973.

Seiichi Kohnoike joined us in January 2002 as General Manager of our Japanese subsidiary. Prior to joining us, he was Sales Manager for National Semiconductor in Japan from 1979 to 1987. Throughout the years 1987 to 1997, he served as the Regional Sales Manager of AMD Japan, followed by a position of General Manager and Representative Director of Lattice Semiconductor Japan (formerly known as Vantis Japan), a subsidiary of AMD Japan from 1997 until 2000. Prior to joining us, he served as President and Representative Director of Picture Tel. Japan.

Robin Kam has served as the General Manager of our Singapore subsidiary since he joined us in 1996. From 1995 to 1996, he served as General Manager of the Asia Pacific division of IPC Peripherals (PTE) Ltd., a manufacturer and supplier of computer peripherals. From 1991 to 1995, he served as General Manager of Rahmonics Resources PTE Ltd., a digital signal processing company.

Masoud (Max) Mirgoli joined us in early 2001 as General Manager of ICOS Vision Systems Inc. Prior to joining us, from 1995 to 2001, he served as the Senior General Manager of Automation and Controls division of Matsushita Electric Works of America, one of the leading global manufacturers of semiconductor automation products, responsible for the operations in Canada, North and South America.

He received a degree in electrical engineering and a master’s degree in Business Administration from the College of Notre Dame in the U.S.

John G. Zabolitzky joined us upon our acquisition of Qtec, as a wholly-owned subsidiary, in July 1998. Mr. Zabolitzky has served as a Managing Director of Qtec since co-founding that company in March 1994. Prior to joining Qtec, he served as General Manager of Botec Engineering GmbH, a machine vision company, from 1991 to 1994. From 1987 to 1991, he served as Technical Director for KONTRON Electronik GmbH, a manufacturer of computers, computer periphery, and electronic measurement and machine vision equipment. From 1985 to 1987, he was a Professor of theoretical Physics and Fellow of the Supercomputer Institute at the University of Minnesota, Minneapolis. Before that he was a Professor of Physics at Cologne University, Germany. Dr. Zabolitzky received his Ph.D. from the Ruhr-University Bochum, Germany in 1972.

Stephan Wansleben joined us upon our acquisition of Qtec, as a wholly-owned subsidiary, in July 1998. Mr. Wansleben has served as a Managing Director of Qtec since co-founding that company in March 1994. From 1990 to 1994, he served as Managing Director of Botec Electronics GmbH, a machine vision company working in the field of automotive applications. Between 1987 and 1990, he was R&D manager for Computer Graphics and Medical Image Analysis with Kontron Elektronik GmbH. Between 1985 and 1987, he served as research associate at the Department of Physics and Astronomy and the Advanced Computational Methods Center of the University of Georgia in the U.S. He received a diploma in Physics and a doctorate in Mathematical Physics from the University of Cologne, Germany.

Paul de Vrée is one of our co-founders and served as Chairman of our Board of Directors from our inception until 1989. He became a director, as the representative of his management company, Exeter International NV, in September 1997. In 1983, he founded Advent Management Belgium, a venture capital company associated with Advent International and has served as its Managing Director until 1997, when he founded Rendex, a European venture capital company.

André Oosterlinck is also one of our co-founders. He served as a Director from 1982 until 1988 and has served us again as Director since 1989. Dr. Oosterlinck earned his Ph.D. degree in computer science in 1972 from the University of Leuven, has been a full professor at the University of Leuven since 1984 and has served as its President since 1995.

Fred Chaffart holds a Masters Degree in Economics and completed the Senior Executive Program of Stanford University. He started his career in his family’s business, was subsequently part of the Marketing Department of Proctor & Gamble and then worked as a consultant. After serving as Commercial Director in different Financial Departments, he held leading positions in several companies of the Belgian sugar and cement industry. Later, he also became President of FORTIS Bank Belgium. Currently he holds directorships with various companies and is President of the Management School at the University of Antwerp.

There are no family relationships among any of our directors, senior management and key employees.

B. COMPENSATION

The total amount of fees paid in 2002 to all directors, including the fees to Audit Committee members, amounted to € 41,000. A fixed fee of € 1,000 per meeting was decided upon by the General Meeting of Shareholders in May 2001. At the General Meeting of Shareholders held in May 2003, a fixed fee of not more than € 1,000 per meeting was decided upon. No loans nor advance payments are given to directors.

The overall gross remuneration paid to the members of Management during 2002, amounted to € 1.6 million. No loans nor advance payments are given to managers.

As of February 17, 2003, 117,950 options to purchase ICOS common stock were attributable to Management. The exercise price of these options is US$5.50 and the exercise period runs from January 1, 2004 to December 5, 2009.

C. BOARD PRACTICES

At the General Meeting of Shareholders held on May 14, 2002, all of the following Directors were elected for a term ending immediately after the annual meeting of 2008, unless their terms are earlier terminated by a vote of the stockholders: Messrs. Joseph Verjans, August Smeyers, André Oosterlinck, Fred Chaffart and Exeter International NV, represented by Mr. Paul De Vrée. At the same General Meeting of Stockholders, Mr. Antoon De Proft was appointed as a new Director, also for a term ending immediately after the annual meeting of 2008, unless earlier terminated by a vote of the stockholders.

At the General Meeting of Shareholders held on May 13, 2003, all of the following Directors were appointed as independent Directors in accordance with Article 524, § 4 of the Belgian Company Code: Messrs. André Oosterlinck and Fred Chaffart and Exeter International NV, represented by Mr. Paul De Vrée as its permanent representative, for a term ending immediately after the annual meeting of 2008, the date of the expiry date of their current mandate.

At the same General Meeting of Shareholders held on May 13, 2003, the Board of Directors was authorized to determine the fixed remuneration of the directors that are members of any advisory committee created by the Board of Directors, whereby such remuneration may not amount to more than 1,000 euro per meeting of such committee, and without prejudice to the powers of the shareholders’ meeting to determine, modify or abolish such remuneration.

Under our Articles of Association, our management and Joseph Verjans are entitled to nominate the majority of the members and one member, respectively, of our Board of Directors. The right of Mr. Verjans to nominate a candidate for election to the Board is transferable to any stockholder at any time, but in any event will expire upon the death of Mr. Verjans.

Functioning of the Board of Directors and its Special Committees.

The Board of Directors meets upon invitation of the Chairman of the Board or the Director replacing him, whenever the Company’s interests require it or when one director requests a meeting. The Board of Directors held eight meetings during 2002.

The main topics on which the Board of Directors deliberate are the mission and the strategy of the Company, matters of world-wide economic importance, the development of new activities or discontinuation of existing activities, the establishment and closure of group companies, general corporate and social policy, mergers and acquisitions, the hiring and remuneration of senior management and matters of legal and regulatory importance. The group’s budgets and periodic financial results and cash flows are evaluated by the Board.

As a special matter of attention, the Board of Directors is closely following-up on the implementation, as a foreign private issuer, of the Sarbanes-Oxley Act of 2002 with SEC final and proposed rules in response to this Act, as well as the Nasdaq corporate governance proposals. Additionally the Board closely follows-up on the implementation of the Corporate Governance Law dated August 2, 2002, under Belgian law. Some of these matters are delegated to special committees operating under a written charter from the Board of Directors.

The Audit Committee operates pursuant to a written Charter that was approved and adopted by the Board of Directors. Under the provisions of the current Audit Committee Charter, the Audit Committee is responsible for, among other things: recommending to the Board of Directors the nomination of the independent auditor; reviewing and monitoring the financial reporting process and internal control systems; reviewing the annual financial statements, the scope of the audit and the role and performance of the independent auditor; reviewing the independence of the independent auditors; providing an open avenue for communication between the independent auditor, management and the Board of Directors; and reviewing its Charter annually. The Audit Committee is authorized to seek outside legal or other advice to the extent it deems necessary or appropriate, provided it shall keep the board advised as to the nature and extent of such outside advice. It is furthermore authorized to confer with Company management and other employees. Members of the Audit Committee are Mr. André Oosterlinck (Chairman), Mr. Fred Chaffart and Exeter International NV, represented by Mr. Paul de Vrée. The Audit Committee held four meetings during fiscal 2002.

A Remuneration Committee was installed during 2001. This Remuneration Committee operates pursuant to a charter that was approved and adopted by the Board of Directors. The Remuneration Committee is responsible for, among other things: recommending and reviewing all remuneration and compensation of the senior management. Members of the Remuneration Committee are Mr. André Oosterlinck (Chairman), Mr. Fred Chaffart and Exeter International NV, represented by Mr. Paul de Vrée. The Remuneration Committee held two meetings during fiscal 2002.

A majority of the Directors has to be present or be represented to enable the Board to validly deliberate and make decisions. Decisions are reached by majority of the votes. In the event of a tie, the Chairman has the casting vote.

D. EMPLOYEES

The total number of persons we employ is expressed below in full-time equivalents at the end of each reported period.

As of March 31, 2003, we employed 160 persons, including 48 in sales, marketing and customer support, 62 in research and development, 36 in operations and 14 in general and administration.

As of December 31, 2002, we employed 150 persons, including 46 in sales, marketing and customer support, 60 in research and development, 29 in operations, and 15 in general and administration. Of those employees, 91 were employed at our Belgium headquarters in Heverlee, 17 were employed in Germany, 5 were employed in the United States, 17 were employed in Japan, 8 were employed in Singapore and 12 were employed in other South-East Asian countries.

As of December 31, 2001, we employed 152 persons, including 46 in sales, marketing and customer support, 61 in research and development, 25 in logistics and quality assurance, and 20 in general and administration. Of those employees, 94 were employed at our Belgium headquarters in Heverlee, 17 were employed in Germany, 6 were employed in the United States, 19 were employed in Japan, 8 were employed in Singapore and 8 were employed in other South-East Asian countries.

As of December 31, 2000, we employed 200 persons, including 53 in sales, marketing and customer support, 66 in research and development, 56 in logistics and quality assurance, and 25 in general and administration. Of those employees, 135 were employed at our Belgium headquarters in Heverlee, 19 were employed in Germany, 7 were employed in the United States, 23 were employed in Japan, 11 were employed in Singapore and 5 were employed in other South-East Asian countries.

To our knowledge, none of our employees are represented by any collective bargaining organization. However, every industry sector in Belgium has its own joint Labor Committee in which employee and employer representatives on a national level negotiate certain terms and conditions of employment in the sector, including minimum wages, working hours, work rules and certain other matters.

The collective bargaining agreements concluded by the joint Labor Committee applicable to our industry sector apply to us and our employees in Belgium. Moreover, Belgian law requires companies employing a weighted average of 100 or more employees to set up a workers’ council, composed of representatives of our employees and management. Workers’ councils have an advisory function, are entitled to certain corporate, financial, commercial and personnel information, and are involved in cases of collective dismissal procedures. The determination of the number of employees for purposes of setting up a workers’ council is based on a one-year period preceding the quarter in which the election procedure must be initiated. We were required to set up a workers’ council at the scheduled election of the council in 2000. However, as no employee presented himself as a candidate for this election, no elections were held and no workers’ council was installed. In addition, Belgian employment law imposes substantial minimum terms of notice in connection with the termination of employment agreements. The actual length of such terms depends on the age, seniority and salary level of the employee, and in certain instances may exceed one year. In the event that we terminate an employee, we are under an obligation to pay the employee an amount equal to the salary that otherwise would have been payable during the term of notice. We believe that our relationships with our employees are good.

E. SHARE OWNERSHIP

Share Ownership

With respect to the share ownership of our 13 executive officers and directors, see the disclosure below in Item 7, Major Shareholders and Related Party Transactions.

New Personnel Stock Option Plan

On November 15, 2002, the Board of Directors decided to set up a Personnel Stock Option Plan in the context of which a maximum of 250,000 new shares of ICOS common stock may be issued.

The Personnel Stock Options are securities that are not as such regulated in the Belgian Company Code. They consist of a right to subscribe for a share, such right having all characteristics of a warrant, it being understood, however, that the Company upon the exercise of a Personnel Stock Option may sell one existing share of the Company. Each Personnel Stock Option entitles the holder thereof to one share, it being understood that the obligation of the Company to proceed to the issue of a new share upon the exercise of a Personnel Stock Option, lapses if, and as of the moment that, the Company within a certain period of time as of notification of the exercise, has proceeded, or has allowed a third party to proceed, to the sale of one existing share of the Company in consideration for the exercise price. Upon the exercise of a Personnel Stock Option, one existing share will be delivered (rather than a new share issued) to the relevant holder of the Personnel Stock Options if, and to the extent that:

(i) the Company at the end of the relevant exercise period, holds own shares; and (ii) the Company believes that it may validly transfer such shares to the holder of the Personnel Stock Options that have been exercised; and (iii) the Company has purchased the own shares that would be sold to the holder of the Personnel Stock Options that have been exercised, at a price that is lower than the exercise price of the Personnel Stock Options.

The offer of an aggregate of 245,300 Personnel Stock Options has been accepted by the beneficiaries. Out of such 245,300 Personnel Stock Options, 25% are exerciseable under certain conditions from January 1, 2004 until December 5, 2009, 25 % are exercisable under certain conditions from January 1, 2005 until December 5, 2009, 25% are exerciseable under certain conditions from January 1, 2006 until December 5, 2009, and 25% are exerciseable under certain conditions from January 1, 2007 until December 5, 2009.

The exercise price of the Personnel Stock Options amounts to US$5.50.

1997 Employee Stock Purchase Plan

In April 1997, the Company had established a 1997 Employee Stock Purchase Plan (the “1997 Plan”). In connection with this Plan, in April and May 1997, the Company sold to NV Fortis Private Equity (“FPE”), formerly known as V.I.V., at the time one of our stockholders and an affiliate of one of our former directors, 773,764 shares of common stock at a price of 1.2 Euro per share under an arrangement whereby FPE was holding these shares for resale to employees of the Company. Concurrently with the sale, FPE granted the right to purchase the 773,764 shares to a committee of senior management of the Company (the “Committee”) exercisable on or before May 31, 2002.

All rights were exercised in the year they became exercisable. Employees who exercised their rights must hold the shares for a period of two years, following which they may be sold without restriction. As of the date of this Annual Report, there were no outstanding options or other rights to purchase our common stock from us or our subsidiaries under this Plan.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS

The following table sets forth certain information as of April 30, 2003, with respect to the beneficial ownership of our common stock by: (i) each director, senior manager and key employee, and (ii) each person known by us to own 5% or more of our common stock. This information is based upon information received from or on behalf of the named individuals.

Name	Shares of Common Stock Owned(1)	Percent of Class of Common Stock

Joseph Verjans(2)	1,761,327	16.8%

August Smeyers	835,579	8.0%

Guido Vervoort	360,387	3.4%

Antoon De Proft	315,156	3.0%

André Oosterlinck	170,950	1.6%

Koen Gutscoven	*	*

John Zabolitzky	*	*

Robin Kam	*	*

Stephan Wansleben	*	*

Exeter International NV, Represented by Mr. Paul De Vrée	*	*

Masoud (Max) Mirgoli	*	*

Seiichi Kohnoike	*	*

Fred Chaffart	*	*

All directors and officers as a group (13 persons)(2)	3,586,242	34.1%

*	Less than 1% of the outstanding and issued shares of Common Stock.
(1)	Unless otherwise noted, to our knowledge each person identified possesses sole voting and investment power with respect to the outstanding and issued shares listed.
(2)	Includes 51,000 shares of stock held by a company controlled by Mr. Verjans.

There have been no significant changes in ownership held by any major shareholders during the past three years.

Under our Articles of Association, our management and Joseph Verjans are entitled to nominate the majority of the members and one member, respectively, of our Board of Directors. The right of Mr. Verjans to nominate a candidate for election to the Board is transferable to any stockholder at any time, but in any event will expire upon the death of Mr. Verjans. See “Item 6.C. Directors, Senior Management and Employees – Board Practices”. Except for the nomination rights described above, there are no other differences in voting rights.

As of May 27, 2003 the percentage of our common stock held of record in the United States was 4.7%. There are 20 record holders of our common stock in the United States.

There are no arrangements known to us that may operate at a subsequent date to cause a change in control.

B. RELATED PARTY TRANSACTIONS

F-3 Registration Statement Relating to Shares Held by Joseph Verjans

At the request of Mr. Verjans, we prepared and filed with the Securities and Exchange Commission a Registration Statement on Form F-3 on July 30, 2002, to register for sale up to 1,200,000 shares of our common stock held by Mr. Verjans. Mr. Verjans obtained these securities in various transactions, mainly in the period from 1989 through 1996. Under the Registration Statement, Mr. Verjans will be able to offer these shares for sale from time to time.

We will not receive any proceeds from sales Mr. Verjans may execute under this Registration Statement. Mr. Verjans will pay normal commission expenses and brokerage fees in connection with any sales. We have agreed to pay legal, accounting and other expenses in connection with the registration, of the securities covered by the Registration Statement.

C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

ITEM 8. FINANCIAL INFORMATION.

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

Our consolidated Financial Statements and Other Financial Information are listed under Item 18 in this Report.

Legal Proceedings

In July 2000, we were served with a Summons and Complaint by Scanner Technologies Corporation in the United States District Court, Southern District of New York. The Complaint alleges our infringement of U.S. Patent Numbers 6,064,756 and 6,064,757 with regard to stereo vision inspection of BGA, CSP and bump on wafer products. We believe that our products do not infringe these patents. We consider all claims in the Complaint to be without merit and intend to vigorously defend against these claims.

The discovery stage of the hearing has been completed, where the Court has ruled on a claim construction, which the Company considers to be favorable. SCANNER has opposed this ruling. However, we cannot guarantee that we would prevail in any litigation by Scanner seeking damages or expenses or to enjoin us from selling our products on the basis of the alleged patent infringement, or that a license for any of the alleged infringed patents will be available to us on reasonable terms, if at all. We expect a judgement in June 2003 before the Court.

B. SIGNIFICANT CHANGES

Not Applicable

ITEM 9. THE OFFER AND LISTING.

A. OFFER AND LISTING DETAILS.

Our common stock is listed on the Nasdaq National Market and on Nasdaq Europe (Brussels, Belgium) under the symbol “IVIS”. The following tables set forth information regarding the range of high and low sales prices on the Nasdaq National Market and on Nasdaq Europe for our common stock for the periods indicated. Public trading for our common stock commenced on Nasdaq on December 10, 1997 and on Nasdaq Europe on July 27, 1998.

(1)	The five most recent full financial years:

	Common Stock Price
	Nasdaq		Nasdaq Europe
	High	Low	High	Low
1998	$24.50	$10.56	$20.50	$11.63
1999	$24.00	$11.13	$22.30	$12.13
2000	$45.00	$13.50	$44.00	$13.00
2001	$21.44	$4.24	$21.25	$3.50
2002	$8.62	$1.85	$8.70	$4.45

(2)	Each full financial quarter for the two most recent full financial years and subsequent period:

	Common Stock Price
	Nasdaq		Nasdaq Europe
	High	Low	High	Low
Quarter ended March 31, 2001	$21.44	$9.56	$21.25	$10.00
Quarter ended June 30, 2001	$14.75	$7.26	$14.70	$7.40
Quarter ended September 30, 2001	$10.75	$5.93	$10.90	$5.90
Quarter ended December 31, 2001	$8.05	$4.24	$7.80	$3.50

Quarter ended March 31, 2002	$8.62	$6.60	$8.70	$6.80
Quarter ended June 30, 2002	$8.50	$6.33	$8.40	$6.70
Quarter ended September 30, 2002	$7.50	$3.80	$6.95	$4.45
Quarter ended December 31, 2002	$6.75	$1.85	$6.00	$4.50

Quarter ended March 31, 2003	$5.60	$4.50	$5.60	$4.00

(3)	Each month for the most recent six months:

	Common Stock Price
	Nasdaq		Nasdaq Europe
	High	Low	High	Low
November 2002	$6.10	$5.05	$5.90	$5.30
December 2002	$5.85	$4.76	$6.00	$5.00
January 2003	$5.60	$4.95	$5.60	$4.90
February 2003	$5.40	$4.50	$5.00	$4.00
March 2003	$5.25	$4.50	$5.00	$4.20
April 2003	$6.71	$5.05	$6.40	$4.85

The last reported sale price of the Common Stock on May 27, 2003 on the Nasdaq National Market was $7.35 per share and on Nasdaq Europe was $7.05 per share.

B. PLAN OF DISTRIBUTION

Not Applicable

C. MARKETS

As of the date of this Annual Report, our common stock is listed on the Nasdaq National Market and on Nasdaq Europe (Brussels, Belgium) under the symbol “IVIS”. On May 27, 2003, the Belgium Banking and Financing Commission approved our application to list our common stock on the First Market of Euronext Brussels (“Euronext”). Our common stock began trading on Euronext as of June 4, 2003. The Company plans to request delisting from NASDAQ Europe.

D. SELLING SHAREHOLDERS

Not Applicable

E. DILUTION

Not Applicable

F. EXPENSES OF THE ISSUE

Not Applicable

ITEM 10. ADDITIONAL INFORMATION.

A. SHARE CAPITAL.

Not Applicable

B. MEMORANDUM AND ARTICLES OF ASSOCIATION.

Incorporated by reference to the description of our capital stock contained in the “Additional Information” section of our Registration Statement on Form F-3 (Registration No. 333- 97551) filed on July 30, 2002. Our Restated Articles of Association are filed as Exhibit 1.01 to this Annual Report on Form 20-F.

C. MATERIAL CONTRACTS.

We entered into a Distribution Agreement as of April 1, 1994 by and among ourselves, ICOS Vision Systems Ltd. and Marubun Corporation to appoint Marubun as our exclusive distributor for component inspectors in Japan. The agreement automatically renews for a one-year term unless terminated upon six months notice by either party. In 2002, sales to Marubun represented approximately 15% of our revenues.

On February 26, 2002, we obtained within our credit facility with Dexia Bank two new long-term loans for a total amount of 6.4 million Euro. These loans are secured by a mortgage on our buildings and bear an interest rate of 6.30%.

D. EXCHANGE CONTROLS.

There are no Belgian exchange control restrictions on investments in, or payments on our securities. There are no special restrictions in our Articles of Association or Belgian law that limit the right of stockholders that are not citizens or residents of Belgium to hold or vote shares of our common stock.

E. TAXATION.

The following is a general summary of certain Belgian and United States federal income tax considerations applicable to holders of Common Stock who are not residents of Belgium for tax purposes and do not have a “permanent establishment” in Belgium (“non-Belgian persons”) and who are either U.S. Stockholders or Non-U.S. Stockholders. This summary describes the taxes, including withholding taxes, to which U.S. Stockholders are subject under existing laws and regulations of Belgium with respect to the ownership or disposition of Common Stock. As used herein, the term “U.S. Stockholder” means a holder of Common Stock who (for United States federal income tax purposes): (a) is a citizen or resident of the United States; (b) is a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof; (c) is an estate the income of which is subject to United States federal income taxation regardless of its source; or (d) is a trust subject to both the primary supervision of a U.S. court and the control of one or more U.S. persons with respect to substantial trust decisions. A Non-U.S. Stockholder is any holder of Common Stock who is not a U.S. Stockholder.

The summaries of the United States and Belgian tax laws set out below are based on laws in force as of the date of this Report and the United States-Belgium Double Taxation Convention signed on July 9, 1970 as modified by a protocol signed on December 31, 1987 (together, the “Convention”), all of which are subject to change, perhaps with retroactive effect.

These summaries do not describe United States or Belgian federal estate and gift tax considerations, nor do they describe regional, state and local tax considerations within the United States or Belgium. The following summaries do not purport to be a comprehensive description of all of the possible tax considerations that may be relevant to a decision to purchase, hold or dispose of Common Stock. In particular, these summaries only deal with a holder who will hold the Common Stock as a capital asset and who does not own, directly or indirectly, 10% or more of our voting shares or of any of our direct or indirect subsidiaries. This summary does not address all of the tax consequences that may be relevant to holders in light of their particular circumstances, including but not limited to application of alternative minimum tax or rules applicable to taxpayers in special circumstances. Special rules may apply, for instance, to tax-exempt entities, banks, insurance companies, S corporations, dealers in securities or currencies, persons who will hold Common Stock as a position in a “straddle”, hedge, constructive sale, or “conversion transaction” for U.S. tax purposes, persons who have a “functional currency” other than the U.S. dollar, or persons subject to U.S. taxation as expatriates. Furthermore, in general, this discussion does not address the tax consequences applicable to holders that are treated as partnerships or other pass-through entities for U.S. federal income tax purposes. Prospective U.S. Stockholders are advised to consult their own tax advisors as to the overall United States federal, state and local tax consequences, as well as to the overall Belgian tax consequences, of the purchase, ownership and sale of the Common Stock.

This summary does not address the tax consequences to holders of Common Stock who are residents of Belgium for tax purposes, are organized under Belgian law, or have a “permanent establishment” or a fixed base in Belgium. This summary also does not address the tax consequences to holders of Common Stock under the laws of any country other than the United States and Belgium.

All prospective holders of the Common Stock should consult their own tax advisors as to the tax consequences of the purchase, ownership and disposition of the Common Stock in light of their particular circumstances and the laws to which they are subject, including, in particular, the effect of any foreign, state or local tax laws and the availability and terms of any applicable tax convention.

Taxation of Dividends

Belgian Income Taxes. In general, under Belgian law, the Belgian tax imposed on a dividend paid to a non-resident that does not have a “permanent establishment” or a fixed base in Belgium will be limited to the amount of the withholding tax, for which the current rate is 25%. However, this dividend withholding tax may be subject to reduction, pursuant to income tax treaties that Belgium has entered into with other countries. Pursuant to the Convention, dividends we pay to a U.S. Stockholder that does not have a “permanent establishment” or a fixed base in Belgium generally will be subject to a Belgian withholding tax at a reduced rate of 15%. Whether a Non-U.S. Stockholder who is not a Belgian resident qualifies for a reduced rate of Belgian withholding tax will depend upon whether he, she or it is a citizen or resident of, or organized under the laws of, a country that has an income tax convention with Belgium that provides for a reduced rate of withholding tax and whether the holder otherwise satisfies any conditions in the convention necessary to be eligible for the reduced rate of withholding tax.

Dividends that are subject to the dividend withholding tax include (i) all benefits from shares in whatever form and (ii) repayments of statutory capital, with the exception of repayments in accordance with Belgian company law of fiscal capital (including, in principle, paid in share premiums). In principle, amounts paid out by a corporation for the redemption of its own shares in accordance with Belgian company law are not subject to withholding tax.

Although there are exceptions, in general, the full Belgian withholding tax must be withheld by us (rather than reducing the amount of withholding upon the payment of the dividend), and the U.S. Stockholder may make a claim for reimbursement for amounts withheld in excess of the rate applicable pursuant to the Convention. The reimbursement of the excess amounts is subject to filing a duly completed form “276 Div” with the Belgian tax authorities.

Similarly, Non-U.S. Stockholders entitled to reduced withholding tax under other conventions may make a claim for reimbursement for overwithheld amounts. Prospective holders should consult their own tax advisors as to whether they qualify for reduced withholding upon the payment of dividends, and as to the procedural requirements for obtaining reduced withholding upon the payment of dividends or for making claims for reimbursement.

The rate of the Belgian withholding tax can be reduced to nil in the case of dividends paid to certain organizations, such as organizations which are constituted exclusively to administer or provide pension, retirement or other employee benefits, or for religious, charitable, scientific, educational or public purposes. To benefit from this exemption, the qualified holder should sign and forward to us a specific certificate. In that certificate, the qualifying holder should confirm that it is a nonresident which does not conduct a business or is not engaged in any activity of a lucrative nature and is exempt from any income tax in its country of residence, and is not under a contractual obligation to redistribute the dividends to the (real) beneficiaries.

United States Federal Income Taxes. For United States federal income tax purposes, the gross amount of all dividends, if any, paid with respect to Common Stock out of current or accumulated earnings and profits (“E&P”) to a U.S. Stockholder generally will be treated as foreign source ordinary income to such holder, even though the U.S. Stockholder generally receives only 85% of that amount (after giving effect to the Belgian withholding tax as reduced by the Convention). United States corporations that hold Common Stock generally will not be entitled to the dividends received deduction that applies to dividends received from United States corporations. To the extent a distribution exceeds E&P, it will be treated first as a return of capital to the extent of the U.S. Stockholder’s adjusted basis and then as gain from the sale of a capital asset.

In the case of a U.S. Stockholder that is an individual, estate or trust, gains from the sale of a capital asset held for longer than twelve months are taxable at a maximum rate of 15%, while gains from the sale of a capital asset that does not meet such holding period are taxable at the rates applicable to ordinary income. Dividends received by a U.S. Stockholder that is an individual, estate or trust generally are also subject to the 15% maximum rate. Special rules may apply, however, to cause such dividends to be taxable at the higher rates applicable to ordinary income. For example, the reduced tax rates are not available with respect to a dividend on shares where the U.S. Stockholder does not continuously own such shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date. In addition, the reduced tax rates are not available with respect to dividends received from a foreign corporation that was a foreign investment company, a passive foreign investment company, or a foreign personal holding company in either the taxable year of the distribution or the preceding taxable year. The reduced tax rates generally are available only with respect to dividends received from U.S. corporations, and from non-U.S. corporations (a) that are eligible for the benefits of a comprehensive income tax treaty with the

United States that the U.S. Treasury Department determines to be satisfactory and that contains an exchange of information program, or (b) whose stock is readily tradable on an established securities market in the United States. Many other complex and special rules may apply as a condition to, or as a result of, the application of the reduced tax rate on dividends. U.S. Stockholders are advised to consult their own tax advisors.

For United States federal income tax purposes, the amount of any dividend paid in Euro will be the United States dollar value of the Euro at the exchange rate in effect on the date of receipt, whether or not the Euro is converted into United States dollars at that time. Gain or loss recognized by a U.S. Stockholder on a sale or exchange of Euro will be United States source ordinary income or loss.

The withholding tax imposed by Belgium generally is a creditable foreign tax for United States federal income tax purposes. Therefore, the U.S. Stockholder generally will be entitled to include the amount withheld as a foreign tax paid in computing a foreign tax credit (or in computing a deduction for foreign income taxes paid, if the holder does not elect to use the foreign tax credit provisions of the Internal Revenue Code of 1986, as amended (the “Code”)). The Code, however, imposes a number of limitations on the use of foreign tax credits, based on the particular facts and circumstances of each taxpayer. Investors should consult their tax advisors regarding the availability of the foreign tax credit.

Capital Gains

Belgian Income Taxes. As a general rule, current Belgian law does not impose a tax on gains realized by a non-Belgian person or a legal entity not engaged in profit-making activities in Belgium on the sale or other disposition of shares of stock in a Belgian corporation. However, a tax may be imposed if the holder and certain related persons own or have owned during the preceding five years more than 25% of the Belgian corporation, the shares are sold to a non-Belgian corporation, or to a Belgian corporation which resells such shares within 12 months to a non-Belgian corporation, and the gain is attributable to speculative transactions entered into in Belgium. In addition, the Convention provides that a U.S. Stockholder who does not have a permanent establishment in Belgium, or (in the case of an individual resident in the United States) does not maintain a fixed base in Belgium and is not present in Belgium for 183 days or more during the taxable year, will not be subject to Belgian tax on any capital gain derived from the sale or other disposition of the shares of Common Stock.

United States Federal Income Taxes. Subject to the discussion below under the heading “Passive Foreign Investment Company Considerations,” gain or loss recognized by a U.S. Stockholder on the sale or other disposition of Common Stock will be subject to United States federal income taxation as capital gain or loss in an amount equal to the difference between such U.S. Stockholder’s adjusted basis in the Common Stock and the amount realized upon its disposition.

Gain on the sale of Common Stock held for more than one year by a U.S. Stockholder that is an individual, estate or trust will be taxable at a maximum rate of 15%. A reduced rate does not apply to capital gains realized by a U.S. Stockholder that is a corporation. Capital losses are generally deductible only against capital gains and not against ordinary income. In the case of an individual, however, unused capital losses in excess of capital gains may offset up to $3,000 annually of ordinary income.

Capital gain or loss recognized by a U.S. Stockholder on the sale or other disposition of common stock will generally be sourced in the United States.

Foreign Personal Holding Company Considerations

A non-United States corporation may be classified as a foreign personal holding company (“FPHC”) for United States federal income tax purposes if both of the following tests are satisfied: (i) at any time during the corporation’s taxable year, five or fewer individuals who are United States citizens or residents own or are deemed to own (under certain attribution rules) more than 50% of all classes of the corporation’s shares measured by voting power or value (the “FPHC Ownership Test”) and (ii) the corporation receives at least 60% (50% in later years) of its gross income (regardless of source), as specifically adjusted, from certain passive sources (the “FPHC Income Test”).

We do not believe that we satisfy either the FPHC Ownership Test or the FPHC Income Test. If we were to be classified as an FPHC, a portion of our “undistributed foreign personal holding company income” (as defined for United States federal income tax purposes) would be imputed to all of our stockholders who are U.S. Stockholders on the last day of our taxable year, or, if earlier, the last day on which we are classified as an FPHC. Such income would be taxable as a dividend, even if no cash dividend was actually paid. U.S. Stockholders who dispose of their Common Stock prior to such date would not be subject to tax under these rules.

Passive Foreign Investment Company Considerations

We will be classified as a passive foreign investment company (“PFIC”) for United States federal income tax purposes if either (i) 75% or more of our gross income is passive income or (ii) on average for the taxable year, 50% or more of our assets (by value) produce or are held for the production of passive income. Based on projections of our income and assets and the manner in which we intend to manage our business, we expect that we will not be a PFIC. However, there can be no assurance that this will actually be the case. In reaching the conclusion that we do not expect to be a PFIC, we have valued our assets based on the price per share of Common Stock. For purposes of applying the PFIC rules to us, such a valuation method results in the attribution of substantial value to our intangible assets including goodwill that are considered neither to produce nor to be held for the production of passive income for purposes of the PFIC rules. We believe that this is a reasonable method of valuing our non-passive assets based on the legislative history of the PFIC provisions.

If we were to be classified as a PFIC, the consequences to a U.S. Stockholder will depend in part on whether the U.S. Stockholder has made a “Mark-to-Market Election” or a “QEF Election” with respect to us. If we are a PFIC during a U.S. Stockholder’s holding period and the U.S. Stockholder does not make a Mark-to-Market Election or a QEF Election, the U.S. Stockholder will generally be required to pay a special United States tax, in lieu of the U. S. tax that would otherwise apply, if such U.S. Stockholder (a) realizes a gain on disposition of Common Stock or (b) receives an “excess distribution” from us on Common Stock.

If a U.S. Stockholder makes a Mark-to-Market Election, the U.S. Stockholder would not be subject to the special tax. Instead, it would be required to include in its income the excess of the fair market value of the Common Stock as of the close of each taxable year over the U.S. Stockholder’s adjusted basis therein. If the U.S. Stockholder’s adjusted basis in the Common Stock is greater than the fair market value of the Common Stock as of the close of the taxable year, the U.S. Stockholder may deduct such excess, but only up to the aggregate amount of ordinary income previously included as a result of the Mark-to-Market Election, reduced by any previous deduction taken. The U.S. Stockholder’s adjusted basis in its Common Stock will be increased by the amount of income or reduced by the amount of deductions resulting from the Mark-to-Market Election.

If a U.S. Stockholder makes a QEF Election, the U.S. Stockholder would not be subject to the special tax. Instead, it would be currently taxable on its pro rata share of our ordinary earnings and net capital gain

(at ordinary income and capital gains rates, respectively) for each taxable year that we are classified as a PFIC, even if no dividend distributions were received.

If for any year we determine that we are properly classified as a PFIC, we will comply with all reporting requirements necessary for a U.S. Stockholder to make a QEF Election and will, promptly following the end of such year and each year thereafter for which we are properly classified as a PFIC, provide to U.S. Stockholders the information required by the QEF Election.

Under current U.S. law, if we are a PFIC in any year, a U.S. Stockholder must file an annual return on IRS Form 8621, which describes the income received (or deemed to be received pursuant to a QEF Election) from us, any gain realized on a disposition of Common Stock and certain other information.

United States Information Reporting and Backup Withholding

Dividend payments on Common Stock and proceeds from the sale, exchange or redemption of the Common Stock may be subject to information reporting to the IRS and possible U.S. backup withholding at a 30% rate (this rate will be reduced to 29% for 2004 and 2005, and to 28% for 2006 and thereafter). Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Persons required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification) in the case of U.S. persons and on IRS Form W-8BEN (Certificate of Foreign Status) in the case of non-U.S. persons. New regulations applicable to payments made after December 31, 1999 have generally expanded the circumstances under which information reporting and backup withholding may apply unless the holder provides the information described above.

Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. U.S. stockholders should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

F. DIVIDENDS AND PAYING AGENTS.

Not Applicable

G. STATEMENT BY EXPERTS.

Not Applicable

H. DOCUMENTS ON DISPLAY.

Reference is made to the Exhibit Index provided with this Report for a list of the documents referred to in this Report that are filed or incorporated by reference herein. Copies of this Annual Report on Form 20-F, including the exhibits hereto, may be inspected without charge at the Commission’s principal office at 450 Fifth Street, NW, Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission upon payment of certain fees prescribed by the Commission.

I. SUBSIDIARY INFORMATION.

Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Our primary market risk exposures are foreign currency risk and interest rate risk.

Foreign Currency Risk

Until December 31, 2002, the majority of our revenues were in U.S. dollar and Japanese yen. As of January 1, 2003, the Company changed to the Euro as its main invoice currency, and at the same time, the Company began to determine its prices worldwide, with the sole exception of Japan, based upon the value in Euro, and to treat the Euro as the preferred invoice currency. We therefore expect that in the course of fiscal 2003 Euro revenues may gain a more substantial weight as a percentage of our total revenues. We anticipate that a significant portion of our revenues will continue to be in U.S. dollar and Japanese yen, and accordingly the Company will be exposed to changes in the value of the Euro, relative to the U.S. dollar and Japanese yen.

Since the Company is operating its business internationally, we are incurring expenses in a number of currencies. We anticipate that a significant portion of our expenses will continue to be in several currencies, primarily the U.S. dollar, the Japanese yen and the Hong Kong dollar. As a result, the Company will be exposed to fluctuations in the value of these currencies.

In 2002 and 2001, we did not enter into any forward exchange or other hedging contracts. We do not use foreign exchange contracts for trading purposes.

Interest Rate Sensitivity

Our exposure to market risk for changes in interest rates relates primarily to our debt obligations (long-term debt) on which interest is paid at fixed rates. The table below provides information about our financial instruments at December 31, 2002 that are sensitive to changes in interest rates, including debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The relevant instrument’s actual cash flows are denominated in Euro.

	Expected maturity Date
December 31, 2002	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
	(in thousands of Euro)
Long-term debt(1)
Fixed rate	614	647	681	638	640	3,212	6,432	6,940
Average Interest rate							7.0%

(1)	All long-term debt is in Euro.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not Applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

On June 5, 2002, our shareholders authorized our Board of Directors to increase our authorized capital from time to time over the next five years by a maximum of 3,659,878.53 Euro. This amendment became effective as of its formal filing and publishing on July 7, 2002, pursuant to Belgian Company Law.

ITEM 15. CONTROLS AND PROCEDURES.

(a)	Evaluation of disclosure controls and procedures.

Based on their evaluation of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934) as of a date within 90 days of the filing date of this Annual Report on Form 20-F, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and are operating in an effective manner.

(b)	Changes in internal controls.

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation.

ITEM 16. [Reserved].

PART III.

ITEM 17. FINANCIAL STATEMENTS.

Not Applicable

ITEM 18. FINANCIAL STATEMENTS.

The following consolidated financial statements, together with the independent auditors’ report, are filed as part of this Annual Report on Form 20-F.

Financial Statements

Financial Statement Schedules

Schedule II : Valuation and Qualifying Accounts.

Auditor’s Report on Schedule II: Valuation and Qualifying Accounts.

All other Schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

ITEM 19. EXHIBITS.

Exhibits

The following exhibits are filed as part of this Annual Report on Form 20-F.

Exhibit Number	Title

1.01	Restated Articles of Association of the Registrant°

2.01	Specimen Registered Certificate Common Stock (incorporated by reference to Exhibit 4.01 to the Registrant’s Registration Statement on Form F-1) (Registration No. 333-7906)

2.02	Description of Capital Stock (incorporated by reference to the “Additional Information” section of the Registrant’s Registration Statement on Form F-3) (Registration No. 333-97551)

4.01	Distribution Agreement between the Company and Marubun (incorporated by reference to Exhibit 10.01 to the Registrant’s Registration Statement on Form F-1) (Registration No. 333-7906)

4.02	Qtec Acquisition Agreement (incorporated by reference to Exhibit 2.01 to the Company’s Annual Report on Form 20-F for the year ended December 31, 1998)

4.03	Credit Facility with Dexia Bank, dated February 26, 2002 (incorporated by reference to Exhibit 4.03 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001)

4.04	ICOS Vision Systems Corporation NV 2002 Stock Option Plan°

8.01	Subsidiaries of the Company

12.01	Certification of Chief Executive Officer and Principal Financial and Accounting Officer

12.02	Consent of Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren (Independent Auditors for the Company)

12.03	Auditors’ report on Schedule II: Valuation and Qualifying Accounts

°	Translated in full or summary version; the original language version is on file with the Registrant and is available upon request.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ICOS VISION SYSTEMS CORPORATION NV (Registrant)

By:	/s/ Antoon De Proft
Name:	Antoon De Proft
Title:	President and Chief Executive Officer

Date: June 6, 2003

I, Antoon De Proft, President and Chief Executive Officer, certify that:

1.	I have reviewed this annual report on Form 20-F of ICOS Vision Systems Corporation NV;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies an material weaknesses.

Dated: June 3, 2003	/s/ Antoon De Proft
Antoon De Proft
President and Chief Executive Officer

I, Dominique Vercammen, Principal Financial and Accounting Officer, certify that:

1.	I have reviewed this annual report on Form 20-F of ICOS Vision Systems Corporation NV;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies an material weaknesses.

Dated: June 3, 2003	/s/ Dominique Vercammen
Dominique Vercammen
Principal Financial and Accounting Officer

Independent auditors’ report

The Board of Directors and Shareholders of ICOS Vision Systems Corporation NV:

We have audited the accompanying consolidated balance sheets of ICOS Vision Systems Corporation NV, a Belgian corporation, and its subsidiaries, as of December 31, 2002 and 2001, and the related consolidated statements of income (loss), stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICOS Vision Systems Corporation NV and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1(d) to the consolidated financial statements, during 2002 the Company changed its reporting currency from the U.S. dollar to the Euro. The prior year financial statements have been restated accordingly.

As described in Note 1(l) to the consolidated financial statements, the Company adopted SFAS N°142, Goodwill and Other Intangible Assets, in the year ended December 31, 2002.

KLYNVELD PEAT MARWICK GOERDELER

Bedrijfsrevisoren Represented by Jos Briers	Brussels, Belgium February 20, 2003

Consolidated Balance Sheets

(in thousands of €, except share data)

	December 31,
	2002	2001
ASSETS
Current Assets:
Cash and cash equivalents	25,880	20,652
Trade accounts receivable, net of allowance for doubtful accounts of € 118 and € 137 at December 31, 2002 and 2001, respectively	7,625	3,524
Inventories (Notes 2 and 11)	11,688	16,995
Prepaid expenses	250	122
Other current assets	1,746	4,427

Total current assets	47,189	45,720

Net property and equipment (Notes 3, 7 and 13)	9,585	8,304
Goodwill (Note 1 (l))	1,149	1,149
Noncurrent deferred tax asset (Note 5)	3,343	3,266
Other assets (Notes 1 (k) and 4)	886	938

Total assets	62,152	59,377

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Trade accounts payable	1,170	2,095
Current portion of long-term debt (Note 8)	614	117
Current portion of obligations under capital leases	5	11
Accrued expenses	1,854	2,822
Income taxes payable	457	1,554
Deferred revenue (Note 1 (o))	634	—
Current deferred income tax liability (Note 5)	32	3
Other current liabilities	1,237	454

Total current liabilities	6,003	7,056

Long-term debt, excluding current portion (Note 8)	5,818	387
Provision for warranty (Note 1 (p))	438	288

Total liabilities	12,259	7,731

Commitments and contingencies (Notes 7 and 15)
Stockholders’ equity: (Note 9)
Common stock, no par value, 10,507,810 shares issued and outstanding at December 31, 2002 and 2001	3,230	3,230
Additional paid-in capital	22,317	21,947
Retained earnings	24,486	26,928
Accumulated other comprehensive income (loss)	(140)	(459)

Total stockholders’ equity	49,893	51,646

Total liabilities and stockholders’ equity	62,152	59,377

Consolidated Statements of Income (Loss)

(in thousands of €, except share data)

	Years ended December 31,
	2002	2001	2000
Revenues(Notes 13 and 14)	30,550	26,463	106,261
Cost of goods sold (Note 11)	12,208	17,383	44,140

Gross profit	18,342	9,080	62,121

Operating expenses:
Research and development (Note 1 (q))	6,664	7,916	8,256
Selling, general and administrative (Note 12)	12,003	14,572	19,620
Amortization of goodwill (Note 1 (l))	—	256	256

Total operating expenses	18,667	22,744	28,132

Income (loss) from operations	(325)	(13,664)	33,989
Other income (expense):
Interest income	742	890	555
Interest expense	(374)	(62)	(165)
Other income	117	84	61
Foreign currency exchange gain (loss) (Note 1(u))	(1,982)	725	822

Net other income (expense)	(1,497)	1,637	1,273

Income (loss) before income taxes	(1,822)	(12,027)	35,262
Income taxes (Note 5)	620	(3,293)	12,792

Net income (loss)	(2,442)	(8,734)	22,470

Basic and diluted earnings (loss) per share	(0.23)	(0.83)	2.14

Weighted average number of common shares outstanding	10,507,810	10,507,810	10,507,810

Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss)

(in thousands of €, except share data)

	Common Stock		Additional paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Stockholders’ Equity
	Number of Shares	Amount
Balance at December 31, 1999	10,507,810	3,230	20,357	13,192	(348)		36,431

Comprehensive income
Net income for year	—	—	—	22,470	—	22,470	22,470
Foreign currency translation adjustment	—	—	—	—	(134)	(134)	(134)

Total comprehensive income						22,336

Stock plans	—	—	842	—	—		842

Balance at December 31, 2000	10,507,810	3,230	21,199	35,662	(482)		59,609

Comprehensive income (loss)
Net income (loss) for year	—	—	—	(8,734)	—	(8,734)	(8,734)
Foreign currency translation adjustment	—	—	—	—	23	23	23

Total comprehensive income (loss)						(8,711)

Stock plans	—	—	748	—	—		748

Balance at December 31, 2001	10,507,810	3,230	21,947	26,928	(459)		51,646

Comprehensive income (loss)
Net income (loss) for year	—	—	—	(2,442)	—	(2,442)	(2,442)
Foreign currency translation adjustment	—	—	—	—	319	319	319

Total comprehensive income (loss)						(2,123)

Stock plans	—	—	370	—	—		370

Balance at December 31, 2002	10,507,810	3,230	22,317	24,486	(140)		49,893

Consolidated Statements of Cash Flows

(in thousands of €)

	Years ended December 31,
	2002	2001	2000
Cash flows from operating activities
Net income (loss)	(2,442)	(8,734)	22,470
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization of leased assets	—	22	32
Depreciation	830	916	969
Provision for doubtful debts	19	105	93
Loss on disposal of fixed assets	—	37	43
Deferred tax expense (benefit)	(49)	(3,655)	290
Amortization of goodwill	—	255	255
Stock-based compensation expense	370	748	842
Changes in assets and liabilities:
Decrease (increase) in trade accounts receivable	(4,178)	25,624	(11,594)
Decrease (increase) in inventories	5,218	650	(9,966)
Decrease (increase) in prepaid expenses and other current assets	2,549	(119)	(1,840)
Decrease (increase) in other assets	(114)	28	(248)
(Decrease) increase in trade accounts payable	(785)	(8,334)	4,498
(Decrease) increase in accrued expenses	(955)	(971)	1,728
(Decrease) increase in income taxes payable	(1,097)	(2,306)	2,863
(Decrease) increase in other current liabilities	1,830	(1,147)	472
(Decrease) increase in provision for warranty services	151	(992)	820

Net cash provided by operating activities	1,347	2,127	11,727

Cash flows from investing activities
Additions to property and equipment	(1,983)	(3,622)	(2,340)

Net cash used in investing activities	(1,983)	(3,622)	(2,340)

Cash flows from financing activities
Repayment of borrowings	(470)	(264)	(236)
Proceeds from borrowings	6,400	—	—
Capital lease payments	(5)	(5)	(9)

Net cash provided by (used in) financing activities	5,925	(269)	(245)

Increase (decrease) in cash and cash equivalents	5,289	(1,764)	9,142
Impact of exchange rate movements on cash	(61)	16	(77)
Cash and cash equivalents at beginning of period	20,652	22,400	13,335

Cash and cash equivalents at end of period	25,880	20,652	22,400

Supplemental disclosure
Cash paid during period for interest	378	60	73

Income taxes paid	1,734	2,935	9,491

Notes to the Consolidated Financial Statements

(in thousands of €)

December 31, 2002 and 2001

(1)	Summary of Significant Accounting Policies

a    Basis of Presentation

The accompanying consolidated financial statements present the results of operations, financial position and cash flows of ICOS Vision Systems Corporation NV (“ICOS” or “the Company”) and its subsidiaries (ICOS together with its subsidiaries, “the Group”).

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. They reflect adjustments made for US reporting purposes which are not recorded in the Company’s Belgian statutory accounts.

b    Description of Business

ICOS was incorporated in Belgium in 1989. The Company was incorporated to act primarily as a holding company through which management and certain investors purchased a controlling interest in ICOS Vision Systems NV (“IVS”). IVS was incorporated in 1982 to design, develop, manufacture, market, sell and support machine vision and inspection systems for industrial applications. IVS has two branch offices located in Singapore and Hong Kong. In addition, IVS owns 100% of the common issued shares of its two operating subsidiaries, ICOS Vision Systems, Inc. (“INC”), located in Santa Clara, United States of America, and ICOS Vision Systems, Ltd. (“LTD”), located in Yokohama, Japan. The subsidiaries and the branches provide sales and support services in their regional markets.

On July 23, 1998, ICOS acquired 100% ownership of ICOS Vision Systems GmbH (formerly Qtec Industrie-Automation GmbH) (“GMBH”), located in Oberhaching, Germany. This subsidiary operates primarily as a R&D center for the Group and provides sales and support services for the nonsemiconductor applications.

On December 27, 2002, the Company incorporated a new subsidiary ICOS Vision Systems Limited (“ICOS HK”), in Hong Kong. Effective January 1, 2003, the operations of IVS’s branch office in Hong Kong, were transferred to this newly incorporated subsidiary.

c    Principles of Consolidation

At December 31, 2002, the Company owns substantially all of the outstanding shares of IVS (99.9%), GMBH (100%) and ICOS HK (100%). Accordingly, the consolidated financial statements include the accounts of ICOS, GMBH and the consolidated accounts of IVS, including its two wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

Notes to the Consolidated Financial Statements

(in thousands of €)

d    Foreign Currencies

Functional Currency

The Group’s major operations are located in Belgium. Revenues are denominated in several currencies, whereas the majority of the expenses are incurred in Euro. During the year 2001, all entities of the Group within Europe changed their functional currency to Euro following the introduction of the Euro currency within the participating countries of the European Community. Accordingly, the functional currency of ICOS, IVS and GMBH is Euro.

The functional currencies of the IVS subsidiaries are the United States Dollar ($ or U.S. dollar) for INC and the Japanese Yen for LTD.

Until the quarter ended September 30, 2002, the Company presented its financial statements in U.S. Dollar. As a result of now reporting in Euro, the Company has restated the prior periods with the Euro as reporting currency.

Foreign Currency Translation

The income statements and balance sheets of INC, LTD and both branch offices are translated into Euro using the current rate method. Under the current rate method, the assets and liabilities of these entities are translated at exchange rates in effect at the end of the period, and revenues and expenses are translated at the average exchange rate during the period. All cumulative translation gains or losses are included in accumulated other comprehensive income.

Movements on the consolidated cash flow statements are translated into Euro at average exchange rates during the periods and, accordingly, may not correspond exactly with related movements on the balance sheets.

Foreign Currency Transactions

Exchange gains and losses arising from transactions denominated in foreign currencies are included in the accompanying consolidated statements of income (loss).

e    Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The Group uses estimates in its normal course of business to evaluate warranty, excess and obsolete inventory, deferred tax assets and other provisions. Actual results could differ from those estimates.

Notes to the Consolidated Financial Statements

(in thousands of €)

(1)	Summary of Significant Accounting Policies (continued)

f    Revenue Recognition

The Group recognizes revenues from the sale of its vision and inspection systems and of spare parts upon delivery for OEM products and installation for inspection machines, provided that no significant obligation remains and the collection of the related trade account receivable is reasonably assured. The Group has no significant contractual post-shipment support obligations to its customers, except for certain warranty obligations discussed in Note 1(p).

g    Derivative Financial Instruments and Hedging Activities

On January 1, 2001, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Certain Hedging Activities and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS No. 133. SFAS Nos. 133 and 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. There was no effect on the Company’s financial statements on adoption of these statements.

As at and for the years ended December 31, 2002 and 2001, the Group did not enter into any forward exchange contracts, nor any derivative instruments.

The carrying amounts of cash and cash equivalents, trade accounts receivable, other current assets, trade accounts payable and accruals meeting the definition of financial instruments, approximate their fair values due to the short maturity of these items.

h    Cash and Cash Equivalents

The Group considers its term deposits and commercial paper, which have maturities of three months or less as of the date acquired by the Group, to be cash equivalents.

i    Inventories

Inventories comprise materials, direct labor and manufacturing costs and an appropriate allocation of certain indirect overhead costs and are stated at the lower of cost (determined on a weighted average basis) or net realizable value. Management performs periodic reviews of inventory and provides for excess and obsolete inventory or disposes of such inventory as considered necessary.

j    Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and to operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Notes to the Consolidated Financial Statements

(in thousands of €)

k    Other Assets

Other non current assets consist primarily of a license for handling technology, acquired in 2002 for a total amount of € 506, and deposits. The license is recorded at cost and will, as of 2003, be amortized over its useful live.

During 1999, IVS started the implementation of an expanded enterprise resource planning and management information system, SAP R/3, for a total investment of € 720. This cost is being amortized on a straight-line basis over a five-year period, representing the estimated useful life of the asset.

l    Goodwill

Goodwill of € 2,044 was acquired with the acquisition of GMBH during 1998. It has been recorded at cost and was being amortized on a straight-line basis over an eight-year period, being the estimated useful life of the asset. Amortization expense amounted to € 256 for the years ended December 31, 2001 and 2000.

The Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that the intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

For comparison purposes, supplemental net earnings and earnings per share for the years ended December 31, 2001 and 2000, excluding goodwill amortization of € 256 for each year respectively, are provided as follows:

	2001	2000
Net income (loss), excluding goodwill amortization	(8,478)	22,726
Basic and diluted earnings (loss) per share, excluding goodwill amortization	(0.81)	2.16

The Group periodically evaluates goodwill to assess recoverability; any impairment would be recognized in operating results if the estimated future cash flows from the related operations were less than the carrying amount of the assets. The Group believes that no material impairment of goodwill exists at December 31, 2002.

Notes to the Consolidated Financial Statements

(in thousands of €)

(1)	Summary of Significant Accounting Policies (continued)

m    Property and Equipment

The Group records property and equipment at cost and then provides for depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Estimated Useful Life
Machinery and equipment	5 years
Vehicles	4 years
Computer equipment	5 years
Furniture	7 years
Leasehold improvements	5 years
Building	40 years

When property and equipment is retired or sold, its cost and the related accumulated depreciation are written off and the resulting gain or loss is included in income.

Property and equipment under capital leases was stated at the present value of the minimum lease payments, and was amortized using the straight-line basis over the shorter of the lease term or estimated useful life of the asset.

n    Impairment of Long-Lived Assets

SFAS No. 144 provides a single accounting model for impairment of long-lived assets and assets to be disposed of. The Company adopted SFAS No 144 on January 1, 2002. The adoption of SFAS No. 144 did not affect the Company’s financial statements.

In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

Notes to the Consolidated Financial Statements

(in thousands of €)

Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

o    Deferred revenue

Deferred revenue relates to sales in the ordinary course of business of the Group’s products, the installation of which was incomplete at that date.

p    Warranties

The Group provides warranty coverage on its products from the date of shipment. The warranty period is generally twelve months. Management has estimated the cost of warranty coverage to be approximately 2% of revenues derived from sales of end user products. This estimation is subject to review and may be changed when deemed appropriate by management. Estimated costs related to the warranty are accrued in the period of revenue recognition. Warranty expense is included in selling, general and administrative expenses.

q    Research and Development

The Group invests in research and development to enhance existing products and to develop new products to meet new market opportunities. The Group expenses research and development costs as incurred. The Group has carefully evaluated the technological feasibility of its products during the development stage in accordance with SFAS No. 86, Accounting for the Costs of Computer Software To Be Sold, Leased or Otherwise Marketed.

The Group sells products in a market that is subject to rapid technological change, new product development and changing customer needs. Accordingly, the Group has concluded that it cannot determine technological feasibility until the development stage of the product is nearly complete. The time period during which costs could be capitalized from the point of reaching technological feasibility until the time of general product release is very short and, consequently, the amounts that could be capitalized are not material to the Group’s financial position or results of operations.

The Regional Government of Flanders and the European Community provide non-refundable financial support for certain research and development projects, which is used to offset gross research and development expenses. This financial support is recorded when cash is received and the expenses have been incurred. The Group incurred research and development expenses as follows:

	Years ended December 31,
	2002	2001	2000
Research and development expense, net of government funding	6,664	7,916	8,256
Government funding	339	320	53

Total research and development	7,003	8,236	8,309

Notes to the Consolidated Financial Statements

(in thousands of €)

(1)	Summary of Significant Accounting Policies (continued)

r    Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

s    Stock Purchase Plan

The Company continued to recognize compensation costs using the intrinsic value based method described in APB No. 25, Accounting for Stock Issued to Employees. SFAS No. 123 permits the continued use of the intrinsic value based method, but requires additional disclosures, including pro forma calculations of net income and earnings per share, as if the fair value method of accounting prescribed by SFAS No. 123 had been applied in respect of the Employee Stock Plans in 2002, 2001 and 2000.

Had the Company determined compensation cost based on the fair value at the grant date for the Employee Stock Plans under SFAS No. 123, the Company’s net income would have been reduced to the pro forma amounts indicated below.

		2002	2001	2000
Net income (loss)	As reported	(2,442)	(8,734)	22,470
	Pro forma	(2,528)	(8,821)	22,460
Basic and diluted earnings per share	As reported	(0.23)	(0.83)	2.14
	Pro forma	(0.24)	(0.84)	2.14

The per share weighted-average fair value of stock purchase rights granted during 2002, 2001 and 2000, was € 7.04, 3.53 and €13.52, respectively, on the date of grant using the Blank Scholes option-pricing model based on the following weighted-average assumptions.

	2002	2001	2000
Expected dividend yield	—	—	—
Expected volatility factor	50%	50%	60%
Risk free interest rate	3.95%	3.35%	4.7%
Expected life in months	—	5	17

Notes to the Consolidated Financial Statements

(in thousands of €)

t    New Accounting Pronouncements

SFAS No. 143, Accounting for Asset Retirement Obligations, was issued in June 2001. The Company is required to adopt SFAS No. 143 on January 1, 2003. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset, which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company does not expect SFAS No. 143 to have a material impact on its consolidated financial position and results of operations.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Company’s financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the Company’s financial statements.

u    Risks and Uncertainties

Nature of operations

The Company is active in a rapidly changing market and depends on the cyclical demand of the semiconductor and electronic assembly industries which may effect its financial condition and results of operation. Furthermore, the market for the Company’s products is characterized by rapidly changing technology. The Company’s future success will depend upon its ability to enhance its existing products and to develop and introduce new products to meet customer requirements and address technological developments.

Notes to the Consolidated Financial Statements

(in thousands of €)

(1)	Summary of Significant Accounting Policies (continued)

u    Risk and Uncertainties (continued)

Customer Concentration

The Company markets and sells its products to a broad base of customers including original equipment manufacturers (OEMs), and component manufacturers. The Company anticipates that a significant portion of its revenues will continue to be derived from a relatively small number of customers (Note 14). A loss of, or reduction or delay in, orders from these or other significant customers, including reductions or delays due to market, economic or competitive conditions in the semiconductor or electronic assembly industries, could have a material adverse effect on the Company’s business, financial condition and results of operations.

International Operations

The Company’s business is conductedworld-wide, primarily in Europe, Japan, Rest of Asia and the United States. As a result, the Company’s revenues and profits are, to a very high degree, subject to the general economic conditions in such areas. There can be no assurance that a change in the economic conditions within one or more of these areas will not have a material adverse effect on the Company’s business, financial condition and results of operations. Further, the Company’s business may be adversely affected by risks inherent in international operations, including fluctuations in currency exchange rates, transportation delays or interruptions from international suppliers, various regulatory requirements, political and economic changes, greater difficulties in trade accounts receivable collection, and possibly adverse tax consequences.

In 2002, we recorded € 2.0 million of foreign currency exchange losses compared to € 0.7 million of foreign currency exchange gains in 2001, primarily attributable to the depreciation of the U.S. dollar versus the Euro.

Inventories

The Company maintains a level of inventory of which some portion is in excess of the Company’s current requirements based on the recent level of sales. Management is closely monitoring the inventory levels, taking into consideration the industry market conditions, and believes no additional loss will be incurred on its disposition over the amounts provided for in 2002 (Note 11). No estimate can be made of a range of amounts of loss that are reasonably possible should the market conditions in the semiconductor or electronic assembly industries not improve within a reasonable period of time.

Concentration of Credit Risks

The Company sells products to customers located throughout the world. The Company in many cases does not require collateral. The Company maintains credit procedures to evaluate the credit worthiness of prospective customers and monitors closely the collection of accounts receivable. Issues regarding customer accounts are immediately brought to the attention of management for resolution.

Notes to the Consolidated Financial Statements

(in thousands of €)

(2)	Inventories

Inventories consisted of the following:

	December 31,
	2002	2001
Raw materials	7,656	10,271
Work-in-progress	5,189	8,710
Finished goods	3,230	4,002

	16,075	22,983
Less allowance for inventory write-down (Note 11)	(4,387)	(5,988)

Net inventories	11,688	16,995

(3)	Net Property and Equipment

Property and equipment consisted of the following:

	December 31,
	2002	2001
Land	615	615
Buildings	9,127	7,316
Machinery and equipment	1,660	1,652
Computers, vehicles and furniture	3,769	3,713
Assets under lease	1,155	1,155

	16,326	14,451
Less accumulated depreciation and amortization	(6,741)	(6,147)

Net property and equipment	9,585	8,304

Depreciation expense for the years ended December 31, 2002, 2001 and 2000 was € 830, € 916 and € 969, respectively.

Notes to the Consolidated Financial Statements

(in thousands of €)

(4)	Other Assets

Other assets consisted of the following:

	Investment COVAN	Licenses and patents	SAP information system	Deposits and rights	Total
Balance at December 31, 2001	372	—	256	310	938
Additions	—	506	—	9	515
Less amortization or impairment	(372)	—	(144)	(51)	(567)

Balance at December 31, 2002	—	506	112	268	886

At December 31, 2001, the Company held an investment of €372 in COVAN, representing 16.67% of the equity of COVAN. The Company accounted for its investment in COVAN using the cost method. Following the bankruptcy of COVAN in June 2002, the Company wrote-off its entire investment in COVAN.

Notes to the Consolidated Financial Statements

(in thousands of €)

(5)	Income Taxes

Income tax expense (benefit) consisted of the following:

	December 31,
	2002	2001	2000
Current
Belgium	(14)	—	10,291
Rest of the world	682	446	2,184

	668	446	12,475

Deferred
Belgium	(48)	(3,883)	317
Rest of the world	—	144	—

	(48)	(3,739)	317

	620	(3,293)	12,792

Income (loss) before taxes was derived from the following sources:

	December 31,
	2002	2001	2000
Belgium	(4,721)	(11,973)	23,117
Rest of the world	2,899	(54)	12,145

	(1,822)	(12,027)	35,262

The actual income tax expense (benefit) for the years ended December 31, 2002, 2001 and 2000 differs from the “expected” tax computed by applying the Belgian corporate income tax rate of 40.17% to income before taxes as follows:

	December 31,
	2002	2001	2000
Computed “expected” tax expense (benefit)	(732)	(4,831)	14,165
Deductions related to changes in Belgium Corporate Tax rate to 33.99% as of fiscal year 2003	688	—	—
Investment deductions	(301)	(126)	(138)
Tax on undistributed earnings	(28)	(191)	354
Increase (decrease) in valuation allowance	172	1,066	(859)
Non-deductible amortization of goodwill	—	103	103
Non-deductible stock-based compensation expense	149	300	338
Differences in foreign tax rates	449	218	(1,487)
Other	223	168	316

Income tax expense (benefit)	620	(3,293)	12,792

As of the Fiscal Year 2003, Belgian Corporate Tax rate will be reduced to 33.99% from 40.17%. As a result of the enactment of this new Corporate Tax rate on December 31, 2002, the deferred tax assets and liabilities of the Company have been reduced accordingly.

Notes to the Consolidated Financial Statements

(in thousands of €)

(5)	Income Taxes (continued)

Deferred income taxes reflect the tax impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by current tax laws and regulations. The tax effects of the temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2002 and 2001 are as follows:

	December 31,
	2002	2001
Deferred tax assets
Intra-Group profit in inventory	101	237
Operating tax loss carryforwards	5,639	5,155
Intangible assets	582	650
Initial public offering costs	—	179
Other	39	181

Total gross deferred tax assets	6,361	6,402
Less valuation allowance	(1,605)	(1,433)

Total net deferred tax assets	4,756	4,969

Deferred tax liabilities
Inventory cost adjustments	(132)	(371)
Accelerated tax depreciation of property and equipment	(985)	(902)
Deferred undistributed earnings of subsidiaries	(287)	(368)
Other	(41)	(65)

	(1,445)	(1,706)

Net deferred tax assets	3,311	3,263

The Company principally classifies intra-Group profit in inventory and inventory cost adjustments as a current deferred tax asset (liability). The remaining temporary differences are classified as noncurrent.

The Group considers that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets, except in respect of the foreign subsidiaries where there is doubt about the exact timing of return to profitability and, therefore, the realization of the foreign subsidiaries net operating loss carryforwards and other deferred tax assets is uncertain.

The valuation allowance for net deferred tax assets increased by € 172 and € 1,066 during the years 2002 and 2001, respectively. The Group has available net operating loss carryforwards, totaling approximately € 16.1 million, of which € 12.0 million may be carried forward indefinitely. The remainder of € 4.1 million will expire in the years through 2022.

Notes to the Consolidated Financial Statements

(in thousands of €)

(6)	Credit Facilities

The Group is able to draw down funds from lines of credit available from the Fortis Bank and Dexia Bank in Belgium. The total borrowing capacity of these facilities at December 31, 2002 and 2001 amounted to € 5,756 and € 12,256, respectively. The interest rates applicable to the Fortis Bank and Dexia Bank credit lines in Belgium are the market rates. Revisions to the interest rates are based on market fluctuations.

As of December 31, 2002 and 2001, the Company had zero outstanding under the line of credit facilities and other short-term borrowings.

The weighted average cost of short-term debt, including the current portion of long-term debt, at December 31, 2002 and 2001 approximated 6.99% and 7.45%, respectively.

(7)	Leases

The Company has several non-cancelable operating leases, primarily for motor vehicles and office premises, which expire over the next three to five years. These leases generally contain renewal options for periods ranging from three to five years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) amounted to € 733, € 744 and € 641 for the years ended December 31, 2002, 2001 and 2000, respectively.

Future minimum lease payments under non-cancelable operating leases (with initial remaining lease terms in excess of one year) as of December 31, 2002 are:

Operating Leases
Year ending December 31,
2003	651
2004	518
2005	471
2006	427
2007	373

Total minimum lease payments	2,440

Notes to the Consolidated Financial Statements

(in thousands of €)

(8)	Long-Term Debt

Long-term debt consisted of the following obligations:

	December 31,
	2002	2001
Construction loan due December 2005
With interest at 7.50%(1)	111	149
Loan from bank due December 2005
With interest at 7.25%(2)	126	169
Construction loan from bank due February 2006
With interest at 7.60%(3)	149	186
Construction loan from bank due March 2012
With interest at 6.30%(4)	1,889	—
Construction loan from bank due March 2012
With interest at 6.30%(5)	4,157	—

Total	6,432	504
Less current portion	(614)	(117)

Long-term debt, excluding current portion	5,818	387

(1)	This construction loan for the previous premises of the Company is held with Dexia Bank. Interest is payable quarterly on the principal outstanding. Principal of € 37 is repayable annually with a final repayment in December 2005 of € 37.
(2)	The loan from Fortis bank, due December 2005 was obtained to finance the acquisition of new land. Interest is payable quarterly. Principal of €
(3)	The loan repayable in February 2006 is held with the Fortis Bank. The loan was taken out to finance the construction of buildings of the previous premises of the Company. Interest is payable quarterly. The principal is repayable in annual installments of € 37.
(4)	On February 26, 2002, the Company obtained a new loan of € 2.0 million from Dexia Bank, repayable in March 2012. This loan was taken out to finance the construction of the newly occupied premises of the Company. Interest is payable quarterly. The total quarterly installments, including interest, amount to € 68.
(5)	On February 26, 2002, the Company obtained another new loan of € 4.4 million from Dexia Bank, also repayable in March 2012. This loan was taken out to finance the construction of the newly occupied premises of the Company. Interest is payable quarterly. The total quarterly installments, including interest, amount to € 149.

Notes to the Consolidated Financial Statements

(in thousands of €)

The estimated fair value of long-term debt is approximately € 6,940 and € 518 at December 31, 2002 and 2001, respectively. The estimated fair value of debt is based on borrowing rates currently available with similar terms and average maturities.

The aggregate maturities of long-term debt (excluding obligations under capital leases) for the year ending December 31, 2003 and each of the subsequent years ending December 31, are as follows:

2003	614
2004	647
2005	681
2006	638
2007	640
2008 and thereafter	3,212

Total	6,432

(9)	Stockholders’ Equity

Common shares have no par value. Each share has one voting right attached to it, and there is only one class of common shares. Under Belgian law, the capital structure of the Company, including the number of shares authorized and outstanding, is adopted in the Company’s Articles of Association and may be changed by the shareholders. Until July 7, 2007, the Board is permitted to increase the capital of the Company by a maximum of € 3,660 without obtaining the consent of the shareholders.

Common shares

For the three years ended December 31, 2002, 2001 and 2000, the number of common shares outstanding has not changed from 10,507,810.

At December 31, 2002 and 2001, management owned approximately 15.6% and 28.8%, respectively, of the outstanding common shares of ICOS. In addition, non-management directors owned approximately 18.0% and 4.3% of the outstanding common shares of ICOS at December 31, 2002 and 2001, respectively. Private and institutional investors own the remainder of the shares.

Legal reserves

Included in the retained earnings are legal reserves of € 1,079 at December 31, 2002. Under Belgian Law, such reserves are not available for distribution to shareholders.

Notes to the Consolidated Financial Statements

(in thousands of €)

(10)	Employee Stock Plans

(a)    New Personnel Stock Option Plan

On November 15, 2002, the Board of Directors decided to set up a Personnel Stock Option Plan in the context of which a maximum of 250,000 new shares may be issued.

The Personnel Stock Options are securities that are not as such regulated in the Belgian Company Code. They consist of a right to subscribe for a share, such right having all characteristics of a warrant, it being understood, however, that the Company upon the exercise of a Personnel Stock Option may sell one existing share of the Company. Each Personnel Stock Option entitles the holder thereof to one share, it being understood that the obligation of the Company to proceed to the issue of a new share upon the exercise of a Personnel Stock Option, lapses if, and as of the moment that, the Company within a certain period of time as of notification of the exercise, has proceeded, or has allowed a third party to proceed, to the sale of one existing share of the Company in consideration for the exercise price. Upon the exercise of a Personnel Stock Option, one existing share will be delivered (rather than a new share issued) to the relevant holder of the Personnel Stock Options if, and to the extent that:

(i) the Company at the end of the relevant exercise period, holds own shares; and (ii) the Company believes that it may validly transfer such shares to the holder of the Personnel Stock Options that have been exercised; and (iii) the Company has purchased the own shares that would be sold to the holder of the Personnel Stock Options that have been exercised, at a price that is lower than the exercise price of the Personnel Stock Options.

The offer of an aggregate of 245,300 Personnel Stock Options has been accepted by the beneficiaries. Out of such 245,300 Personnel Stock Options, 25% are exercisable under certain conditions from January 1, 2004 until December 5, 2009, 25 % are exercisable under certain conditions from January 1, 2005 until December 5, 2009, 25% are exercisable under certain conditions from January 1, 2006 until December 5, 2009, and 25% are exercisable under certain conditions from January 1, 2007 until December 5, 2009.

The exercise price of the Personnel Stock Options amounts to U.S. dollar 5.50.

(b)    1997 Employee Stock Purchase Plan

In April 1997, the Company had established a 1997 Employee Stock Purchase Plan (the “1997 Plan”). In connection with this Plan, in April and May 1997, the Company sold to N.V. Fortis Private Equity (“FPE”), 773,764 shares of common stock at a price of € 1.2 per share under an arrangement whereby FPE was holding these shares for resale to employees of the Company. Concurrently with the sale, FPE granted the right to purchase the 773,764 shares to a committee of senior management of the Company (the “Committee”) exercisable on or before May 31, 2002.

Notes to the Consolidated Financial Statements

(in thousands of €)

A summary of the Plan transactions during the three years ended December 31, 2002 follows:

	2002		2001		2000
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	136,983	1.59	135,302	1.37	247,965	1.32
Granted	7,427	1.76	141,209	1.73	36,990	1.58
Exercised	(137,231)	1.61	(113,646)	1.55	(94,985)	1.32
Forfeited	(7,179)	1.44	(25,882)	1.37	(54,668)	1.35

Outstanding at end of year	—	—	136,983	1.59	135,302	1.37

Available for grant at year-end	—		248		115,575

All rights were exercised in the year they became exercisable. Employees who exercised their rights must hold the shares for a period of two years, following which they may be sold without restriction.

Compensation expense was recorded on these rights in 2002, 2001 and 2000, for amounts of € 370, € 748 and € 842, respectively.

(11)	Material losses resulting from the write-down of inventory

Due to changing market conditions in the semiconductor and electronic assembly industry, in 2001 management conducted a thorough review of the inventory in all of its product lines. As a result, a provision for inventory losses of € 6.0 million was charged against cost of goods sold in 2001 to write down inventory to its net realizable value. This was based on the Company’s best estimates of product sales and customers demand patterns and its plans to transition its products. It is at least reasonably possible that the estimates used by the Company to determine its provision for inventory write-down could be materially different from the actual amounts or results.

(12)	Restructuring charge

In June and November 2001, the Company implemented cost-realignment programs to organize the Company for the current sales levels in reducing the fixed cost structure of the Group. In total, the Company recorded € 616 of costs associated with its restructuring plans in the year 2001, primarily for employee severance. This charge was included in “Selling, general and administrative expenses”.

Notes to the Consolidated Financial Statements

(in thousands of €)

(13)	Segment Disclosures and Related Information

The Company has adopted the disclosure requirements of SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Group operates in the machine vision industry. This involves the development, manufacture, sale and support of machine vision and inspection systems for the semiconductor and electronic assembly industries. The Company has three product lines that are vertically integrated: the vision board is integrated within the system level product line and the latter is integrated within the inspection machine line. As these product lines are inter-related and integrated from an R&D, selling and production standpoint, the operating profitability of the Company is monitored on an integrated basis. Therefore, management considers that based on these aggregation criteria, only one operating segment is applicable.

Disclosure of Geographic Information:

	Years ended December 31,
	2002	2001	2000
Revenues by Destination
Germany	5,035	5,571	22,405
Belgium	10	321	1,591
Other European Countries	2,865	3,859	9,934
United States	1,537	1,980	6,261
Japan	5,958	5,664	20,231
Taiwan	6,537	1,709	19,479
SMT (Singapore, Malaysia & Thailand)	2,473	3,491	14,763
Other Foreign Countries	6,135	3,868	11,597

Total	30,550	26,463	106,261

	December 31,
	2002	2001	2000
Long-lived Assets
Belgium	9,088	7,692	4,829
Other Countries	497	612	725

Total	9,585	8,304	5,554

Notes to the Consolidated Financial Statements

(in thousands of €)

(14)	Significant Customers

The Company had three significant customers who accounted for approximately 15%, 11% and 11%, respectively, of revenues during the year ended December 31, 2002. The Company had two significant customers who accounted for approximately 14% and 10%, respectively, of revenues during the year ended December 31, 2001. During the year ended December 31, 2000, the Company had three significant customers who generated more than 10% of the Company’s revenues, accounting for approximately 15%, 15% and 11% of revenues, respectively.

(15)	Commitments and Contingencies

SCANNER litigation

In July 2000, SCANNER Technologies Corporation in the United States of America served the Company with a summons and complaint. The complaint alleges infringement by the Company of recently issued patents. The Company believes that its technology and products do not infringe any of these patents and is vigorously defending against these claims. The discovery stage of the hearing has been completed, where the Court has ruled on a claim construction, which the Company considers to be favorable. SCANNER has opposed this ruling. The Company has recorded provisions in respect of related legal expenses amounting to approximately, € 0.5 million and € 1.0 million at December 31, 2002 and 2001, respectively.

Schedule II

ICOS Vision Systems Corporation N.V. and subsidiaries

Valuation and Qualifying Accounts

(in thousands of EURO)

Description	Balance at beginning of period	Additions (charged to costs and expenses)	Deductions (write-offs)	Balance at end of period
Allowance for doubtful debts.
1998	—	—	—	—
1999	—	39	—	39
2000	39	93	39	93
2001	93	76	32	137
2002	137	—	19	118
Reserve for inventory obsolescence
1998	—	—	—	—
1999	—	123	—	123
2000	123	88	—	211
2001	211	5,989	212	5,988
2002	5,988	267	1,868	4,387

EXHIBIT INDEX

Exhibit Number	Title

1.01	Restated Articles of Association of the Registrant°

2.01	Specimen Registered Certificate Common Stock (incorporated by reference to Exhibit 4.01 to the Registrant’s Registration Statement on Form F-1) (Registration No. 333-7906)

2.02	Description of Capital Stock (incorporated by reference to the “Additional Information” section of the Registrant’s Registration Statement on Form F-3) (Registration No. 333-97551)

4.01	Distribution Agreement between the Company and Marubun (incorporated by reference to Exhibit 10.01 to the Registrant’s Registration Statement on Form F-1) (Registration No. 333-7906)

4.02	Qtec Acquisition Agreement (incorporated by reference to Exhibit 2.01 to the Company’s Annual Report on Form 20-F for the year ended December 31, 1998)

4.03	Credit Facility with Dexia Bank, dated February 26, 2002 (incorporated by reference to Exhibit 4.03 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001)

4.04	ICOS Vision Systems Corporation NV 2002 Stock Option Plan°

8.01	Subsidiaries of the Company

12.01 12.02 12.03

Certification of Chief Executive Officer and Principal Financial and Accounting Officer

Consent of Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren (Independent Auditors for the Company)

Auditors’ report on Schedule II: Valuation and Qualifying Accounts

°	Translated in full or summary version; the original language version is on file with the Registrant and is available upon request.