Form 20-F
period 2003-12-31
ICOS VISION SYSTEMS CORP N V
filed 2004-04-06
CIK 1049253

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003.

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2003: 10,507,810 shares of Common Stock.

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

EXPLANATORY NOTE

ICOS Vision Systems Corporation NV is a Belgian corporation. We prepare our consolidated financial statements in Euro and in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). In this Annual Report on Form 20-F (“Annual Report”), references to “Euro” or “€”‘ are to the Euro, the lawful currency of participating members of the European Community, including Belgium and Germany, references to “U.S. dollars”‘ or “$”‘ are to the lawful currency of the United States, references to “JPY” or “Japanese yen’” are to the lawful currency of Japan, references to “Hong Kong dollars” or “HKD” are to the lawful currency of Hong Kong and references to “Singapore dollars” or “SGD” are to the lawful currency of Singapore.

For a Glossary of certain terms used in this Annual Report, see the Glossary that appears at the end of Item 4.

The ICOS name and logo are United States registered trademarks of the Company. MVS200, MVS340, MVS360, MVS6000, ICOS6000, MVS6202, LIM, MIM, SIM, µLIM, gLIM, LI-2040, LI-2050, LI-3050, LI-7050, CI-3050, CI-5150, CI-5250, CI-8050, CI-8250, CI-8450, CI-9250, CI-9450, CI-G10, BWI-2300, FTI 1200, 3DBGA, LFC, DBC, TCP, QFN, SON, HALE, OneCam, CyberSTEREO, CyberSTEREO II and 3D STEREO are trademarks of the Company. This Report may also contain the trademarks, trade names and service marks of other companies.

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that are subject to risks and uncertainties. Forward-looking statements include statements of our plans, objectives, expectations and intentions. Also, words such as “may,” “will,” “should,” “could,” “would,” “expects,” “anticipates,” “believes,” “plans,” “intends,” or other variations of these terms or comparable terminology, often denote forward-looking statements. Forward-looking statements include, but are not limited to, the following:

•	the anticipated continued recovery and expansion of the markets for our products;

•	our ability to continue to benefit from that recovery;

•	our anticipated future operating results;

•	the timing, availability and expected performance of products under development;

•	our ability to market such products once developed;

•	the expected performance of our recently introduced products;

•	expectations regarding the outcome of our ongoing litigation; and

•	other statements that we make under the caption “Trend Information” in Item 5.D. below.

All forward-looking statements made in this Annual Report are subject to risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those anticipated. Therefore, you should not place undue reliance on these forward-looking statements. Factors that could cause or contribute to differences in our future financial results include those discussed in the Risk Factors set forth in Item 3.D. below as well as those discussed elsewhere in this Annual Report. These forward-looking statements speak only as of the date of this Annual Report. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained in this Annual Report to reflect any change in our expectations or any change in events, conditions or circumstances on which any of the forward-looking statements are based. We qualify all of our forward-looking statements by this disclaimer.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable

ITEM 3. KEY INFORMATION.

A. SELECTED CONSOLIDATED FINANCIAL DATA.

The selected consolidated financial data as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated financial data as of December 31, 2001, 2000 and 1999, and for the years ended December 31, 2000 and 1999 have been derived from our audited consolidated financial statements, which are not included in this Annual Report. The data set forth below is qualified by reference to, and should be read in conjunction with, the consolidated financial statements and notes thereto and the discussion thereof included herein.

	Years Ended December 31,
	2003	2002	2001	2000	1999
	(in thousands of Euro, except per share data)
Statement of Operations Data:
Revenues	44,757	30,550	26,463	106,261	45,753
Cost of goods sold	19,402	12,208	17,383	44,140	20,527

Gross profit	25,355	18,342	9,080	62,121	25,226
Operating expenses:
Research and development	6,506	6,664	7,916	8,256	5,219
Selling, general and administrative	12,981	12,003	14,572	19,620	12,493
Amortization of goodwill	—	—	256	256	256

Total operating expenses	19,487	18,667	22,744	28,132	17,968

Income (loss) from operations	5,868	(325)	(13,664)	33,989	7,258
Other income (expense):
Interest income	534	742	890	555	411
Interest expense	(398)	(374)	(62)	(165)	(242)
Other income	176	117	84	61	160
Foreign currency exchange gain (loss)	(212)	(1,982)	725	822	1,097

Net other income (expense)	100	(1,497)	1,637	1,273	1,426

Income (loss) before income taxes	5,968	(1,822)	(12,027)	35,262	8,684
Income taxes	641	620	(3,293)	12,792	3,403

Net income (loss)	5,327	(2,442)	(8,734)	22,470	5,281

Basic net income (loss) per share	0.51	(0.23)	(0.83)	2.14	0.50

Basic weighted average number of shares outstanding	10,508	10,508	10,508	10,508	10,508
Diluted net income (loss) per share	0.50	(0.23)	(0.83)	2.14	0.50

Diluted weighted average number of shares outstanding	10,595	10,508	10,508	10,508	10,508

	as of December 31,
	2003	2002	2001	2000	1999
	(in thousands of Euro)
Balance Sheet Data:
Cash and cash equivalents	29,530	25,880	20,652	22,400	13,336
Working capital	45,413	41,186	38,664	53,860	31,177
Total assets	69,729	62,152	59,377	81,931	48,445
Short-term debt and current portion of long-term debt and capital lease obligations	647	619	128	243	246
Long-term debt and capital lease obligations, excluding current portion	5,171	5,818	387	540	780
Capital Stock	3,230	3,230	3,230	3,230	3,230
Total stockholders’ equity	54,052	49,893	51,646	59,609	36,431

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

Virtually all of our revenues are directly or indirectly dependent on capital expenditures by manufacturers in the semiconductor and electronic assembly industries. Capital expenditures by manufacturers in these industries are, in turn, dependent on the current and anticipated market demand for semiconductors and electronic components. Both the semiconductor and electronic assembly industries are highly cyclical and are subject to frequent and significant fluctuations in demand. For example, in 1996 and in 1998, the semiconductor industry experienced significant downturns. As a result of these downturns, manufacturers in this industry sharply decreased their capital expenditures, particularly expenditures in back-end semiconductor manufacturing equipment. Consequently, sales of our products were adversely affected by each of those downturns. Recently, the semiconductor equipment industry again experienced another, severe downturn that adversely affected our operating results from the fourth quarter of 2000 through the first half of the fiscal year 2003. With the increased demand and pick-up of deliveries in this industry in the second half of the fiscal year 2003, it appears that the downturn may have ended. However, we cannot guarantee that the current upturn in the semiconductor industry will continue and, even if it does continue, we cannot guarantee that our revenue growth, profitability or success will track the upturn. Our operations will continue to be dependent on capital expenditures by semiconductor and electronic component manufacturers which, in turn, will continue to be largely dependent on the fluctuating market demand for semiconductors and electronic components. Current and future fluctuations, downturns or slowdowns in the semiconductor or electronic assembly industries could lead to fluctuating and/or reduced revenues, and may cause us to incur losses.

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

Our gross margins may vary greatly depending on competitive pricing pressures and our mix of product sales. Our stand-alone inspection machine products generally have lower margins than our system-level and board-level products. Exchange rate fluctuations and general economic and other conditions affecting the timing of customer orders will also affect our operating results. A substantial portion of revenues in a given quarter may depend on obtaining and fulfilling orders for products to be manufactured and shipped in the same quarter that the orders are received. A delay in shipments near the end of a period, due to customer cancellations, product development delays or delays in obtaining materials, for example, could harm our operating results for that period. Our stock price and business may be harmed if our sales for a particular period are below expected levels.

Demand for our products can fluctuate rapidly and unpredictably, which makes it difficult to manage our businesses efficiently and can harm our operating results.

Our expense levels are based in part on our expectations of future demand for our products. Many of our expenses, particularly those relating to research and development, capital equipment and ongoing customer service and support, represent significant fixed costs and investments that we may not be willing or able to reduce quickly. The rapid and unpredictable shifts in demand for our products make it difficult to plan manufacturing capacity and business operations efficiently. If demand is significantly below expectations we may be unable rapidly to reduce our fixed costs, which can diminish gross margins and cause losses. A sudden downturn may also leave us with excess inventory, which may be rendered obsolete or overvalued as products evolve during the downturn and demand shifts to newer products or prices fall. For example, as a result of the last industry downturn, we recorded € 6.0 million of inventory write-downs in 2001. Our ability to reduce expenses is further constrained because we must continue to invest in research and development to maintain our competitive position and to maintain service and support for our existing global customer base. Conversely, in sudden upturns, we may incur significant expenses to expedite delivery of components, procure scarce components and outsource additional manufacturing processes. These expenses could reduce our gross margins and overall profitability. Any of these results could seriously harm our business.

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

In fiscal 2003, we had two significant customers that accounted for approximately 12% and 11%, respectively, of our total revenues during the year, and sales to our top five customers accounted for approximately 41% of total revenues during the year. We anticipate that also in the future, a significant portion of our revenues will continue to be derived from a relatively small number of customers.

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

In July 2000, we were served with a Summons and Complaint by Scanner Technologies Corporation (“Scanner”) in the United States District Court, Southern District of New York. The Complaint alleged that certain of our products, which relate to stereo vision inspection of ball grid array, chip scale package and bumped wafer products, infringe U.S. Patent Numbers 6,064,756 and 6,064,757. Although we believe that our technology and products did not infringe any of these patents, we settled the case in 2003 for the majority of the systems. For the remainder of the systems, the Court ruled that we were not infringing the patents. We had recorded provisions in respect of related legal expenses amounting to approximately € 0.5 million and € 1.0 million at December 31, 2002 and 2001, respectively. The settlement fee of $ 0.4 million was paid in 2003 and was covered by these provisions. Scanner appealed this ruling in 2003. The oral hearing in the appeal took place on February 6, 2004. The Court ruling is expected within 90 days of the oral hearing, but there are no guarantees on the timing of the ruling. If we are successful in the appeal, the litigation with Scanner is expected to be over. If we are not successful, we believe that we have meritorious defenses to Scanner’s allegations. We believe that as sales of the alleged infringing product have been limited, an adverse ruling in the appeal will not have a significant impact on the Company, other than legal expenses. We will continue to vigorously defend our interests. However, we cannot guarantee that we would prevail in any litigation by Scanner seeking damages or expenses or to enjoin us from selling our two camera stereoscopic electronic component inspection products on the basis of the alleged patent infringement, or that a license for any of the alleged infringed patents will be available to us on reasonable terms, if at all.

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

We compete with other vendors of machine vision and inspection systems, with companies offering products based on alternative technologies, with the internal engineering efforts of our current and prospective customers, and with local companies in the various geographic markets in which we operate. Our competitors include Cognex Corporation, Robotic Vision Systems, Inc., Yasunaga Ltd., Semiconductor Technologies and Instruments Pte Ltd., and August Technology Corporation. Certain of our competitors and potential competitors may have substantially greater manufacturing, financial, systems, and marketing resources than we have. In addition, these competitors may have the ability to respond more quickly to new or emerging technologies, may adapt more quickly to changes in customer requirements and may devote greater resources to the development, promotion and sale of their products than we do. We may also be operating at a cost disadvantage compared to manufacturers who may have greater direct buying power from component suppliers or who may have lower cost structures.

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

We believe that our future success will depend upon our ability to continue to attract, retain and motivate highly skilled employees, such as software and hardware engineers. The market for these employees is intensively competitive, and we have occasionally experienced delays in hiring qualified personnel. Due to the cyclical nature of the demand for our products and the most recent downturn in the semiconductor market, we reduced our workforce in 2001 as a cost reduction measure. Because of the current semiconductor market upturn, we may need to rebuild our workforce in conformity with expected production, sales and service levels. Due to the competitive nature of the labor markets in which we operate, this type of employment cycle increases our risk of being unable to retain and recruit key personnel. Our inability to recruit, retain and train adequate numbers of qualified personnel on a timely basis could adversely affect our ability to develop, design, manufacture, market, install and support our products and may result in lost revenues and market share if customers seek alternative solutions. In addition, we are dependent on several key employees in different sections of our business. Our failure to retain those persons or the unexpected loss of any one of their services could materially harm our business and results of operations. The Company does not maintain “key man” life insurance on the lives of any of its personnel.

Our international business operations expose us to a number of difficulties in coordinating our worldwide activities and in dealing with multiple regulatory environments.

We conduct our business worldwide, primarily in Europe, Japan, the rest of Asia, and the United States. Our sales in each of these regions, for the periods indicated, were as follows:

	Europe	Japan	Rest of Asia	United States
Fiscal Year 2003	25%	16%	48%	11%
Fiscal Year 2002	26%	20%	49%	5%
Fiscal Year 2001	37%	21%	34%	8%

As a result, our revenues and profits are, to a very high degree, subject to the general economic conditions in these areas. In addition, because our executive offices and most of our research and development operations are located in Belgium, its specific economic condition may have a direct impact on our operations and the market price of our stock. Adverse changes in the economic conditions within one or more of these areas including, for example, the recent economic downturn in 2001, have had, and could continue to have, a material adverse effect on our business and prospects.

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

To support our international customers, we maintain subsidiaries in Belgium, Hong Kong, Germany, Japan, Singapore, and the United States, and we have liaison offices in Korea, Taiwan, the Philippines and mainland China. We cannot guarantee that we will be able to manage these operations effectively, or that we will be able to compete successfully in international markets or to meet the service and support needs of our customers, some of whom are located in countries where we have no infrastructure.

Fluctuations in currency exchange rates could harm our business.

Starting January 1, 2003, we began to treat the Euro as our preferred invoice currency. As expected, Euro revenues gained substantial weight as a percentage of our total revenues in the course of fiscal 2003. In prior years, the majority of our revenues were in U.S. dollars and Japanese yen. In 2003, revenues denominated in Euro constituted 62% of our revenues, revenues denominated in U.S. dollars constituted 22% of our revenues, and revenues denominated in Japanese yen constituted 16% of our revenues. We anticipate that a significant portion of our revenues will continue to be in Euro, and that the remainder of our revenues will be primarily in U.S. dollars and Japanese yen. We incur expenses in a number of currencies, 75% of which were in Euro in 2003 and 62% of which were in Euro in 2002. We anticipate that a significant portion of our expenses will continue to be in several currencies, including the Euro, the U.S. dollar, the Japanese yen, the Singapore dollar and the Hong Kong dollar. Fluctuations in the value of several currencies, and especially a decrease in the value of the Euro in comparison to the U.S. dollar, the Singapore dollar, the Hong Kong dollar or the Japanese yen, would likely increase our Euro-reported expenses that are incurred in the several aforementioned currencies. Conversely, the decreasing value of the U.S. dollar as compared to the Euro has had the effect of reducing our Euro reported revenues for our U.S. dollar denominated sales in fiscal year 2003. As a result, currency fluctuations could have a material adverse effect on our business, financial condition and results of operations. Changes in currency exchange rates can make it more difficult for us to compete with foreign manufacturers on price. If our international sales in currencies other than the Euro increase relative to our total sales, these factors could have an even more pronounced effect on our operating results.

We do not engage in hedging transactions for the purpose of reducing our foreign currency exposure on sales in currencies other than the Euro, but we may engage in hedging activities in the future for this purpose. There is a risk that these hedging activities will not be successful in mitigating our foreign exchange risk exposure.

Risk Factors Relating to Our Common Stock and Belgian Incorporation

Management wields considerable control over our future, and decisions they make may be detrimental to your interests.

On February 18, 2004, our directors, officers and their affiliates or relatives collectively owned approximately 33.9% of our outstanding common stock, as well as stock options that after dilution represent 1.1% of the share capital. Under our Articles of Association, stockholders who either belong to our management or the management of ICOS Vision Systems NV or are entrusted with the day-to-day management of any of our subsidiaries, or any subsidiaries of ICOS Vision Systems NV, are entitled to jointly present a list of candidates out of which at least 50% of the directors of our Board are nominated. In addition, under our Articles, Joseph Verjans, our Chairman of the Board of Directors, is entitled to present a list of candidates out of which one director of our Board is nominated. Accordingly, management will be able to control the election of the Board of Directors and the direction of our affairs. By virtue of its stock ownership, management will be able to exert substantial influence over actions requiring stockholders’ approval, as well, including capital increases and decreases and other amendments to our Articles, mergers, sales of assets or other business acquisitions or dispositions. Management stockholders may exercise their influence in a manner detrimental to your interests.

Provisions of our charter, Belgian law and European Union regulations may discourage takeover offers and may limit the price investors would be willing to pay for our common stock.

Our Articles, the Belgian Company Code (“Belgian Company Law”), certain other provisions of Belgian law and the European Union regulations contain numerous provisions that may discourage bids for our common stock, business or assets. This could limit the price that investors might be willing to pay for shares of our common stock, business or assets. Our Articles contain provisions permitting management and Joseph Verjans to present candidates out of which at least 50% of the members and one member, respectively, of our Board of Directors are nominated. Belgian Company Law and our Articles require any person or persons acting in concert who (i) acquires over 50% of the voting rights regardless of the price or compensation paid in consideration thereof or (ii) acquires or is deemed to acquire control of us by purchasing our shares of common stock at a price, or for compensation, above the then market price for those shares, to offer to purchase the balance of our outstanding common stock on the same terms. In addition, Belgian Company Law provides that, in principle, public takeover bids must be made for all of our outstanding voting securities and are subject to the supervision and approval of the Belgian Banking, Finance and Insurance Commission (“CBFA”). In addition, takeover bids in certain circumstances may be subject to the prior approval of the European Union or Belgian competition authorities. Our Articles and these laws, rules and regulations may discourage offers for our business that would be advantageous to you.

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

Our shares are traded in Euro on Euronext Brussels while our shares on Nasdaq are traded in U.S. dollars. As a result, changes in the value of the Euro as compared to the U.S. Dollar will affect the relative value of our shares in the currencies used in those markets and may increase the volatility of our stock price.

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

ITEM 4. INFORMATION ON THE COMPANY.

A. HISTORY AND DEVELOPMENT OF THE COMPANY.

ICOS Vision Systems Corporation NV is a leading world-wide developer and supplier of inspection equipment primarily for use in the back-end semiconductor manufacturing industry. Our products consist of stand-alone inspection equipment and board-level and system-level inspection systems. The stand-alone inspection equipment, our primary product line, performs the final inspection and taping of integrated circuits (ICs), the last step in the semiconductor manufacturing process, and is sold primarily to end-users in the back-end semiconductor industry. Our board-level and system-level inspection systems are sold to original equipment manufacturers (OEMs) for integration at various stages of the semiconductor packaging process and in electronic assembly.

We believe we offer the most comprehensive line of inspection products in our target markets. Based on a single modular platform, our products can be combined in multiple configurations depending on the application and the customer’s requirements. In addition, our products combine our proprietary three-dimensional (3D) measurement with two dimensional (2D) measurements and inspections to offer cost-effective, accurate and flexible solutions to our customers.

We are based in Heverlee, Belgium and have R&D centers in Belgium, Germany and Hong Kong, and sales and support offices in Japan, the USA, Singapore and Hong Kong.

ICOS was founded in 1982 as a spin-off from the K.U. Leuven Image Processing Laboratory, under the leadership of Professor Dr. Ir. Oosterlinck, who is still an active member of the Board of Directors.

Between 1982 and 1985, we did not have a clearly defined marketing strategy. We were involved in a myriad of applications, from a sorting system for avocados to the inspection of telephone exchanges. We decided in 1985 to concentrate entirely on the back-end semiconductor and electronic assembly industries, embarking on a period of rapid growth and entering into our first OEM contracts, some of which are still in force today.

Since 1982, we have introduced several important innovations to the market, starting with a true greyscale vision system for IC placement in 1987 followed by several of the world’s first high accuracy inspection systems for integration with back-end semiconductor equipment. We introduced our first board-level products in 1984; in 1992, we introduced our first stand-alone component inspection machine; and in 1994 we introduced our first system-level inspection products.

In 1986 we established a subsidiary in the U.S., followed by a subsidiary in Japan in 1991, two years after recording our first sales in that important market. By 1997, Japan accounted for almost 30% of our revenue. Following these early successes, we entered other Asian markets, opening branch offices in Hong Kong in 1995 and in Singapore in 1996. The operations of both branches were transferred this year to two newly incorporated subsidiaries.

In 1997, we listed our stock on the Nasdaq National Market in an initial public offering, adding a dual listing on the European technology stock market, Nasdaq Europe, in 1998. In 2003, we de-listed from Nasdaq Europe and listed our shares on Euronext Brussels, in order to increase the liquidity of our stock and to provide our investors with a more transparent trading platform. We believe the switch from Nasdaq Europe to Euronext Brussels has raised ICOS’s visibility in the Belgian and European capital markets by providing better access to institutional and retail markets. We currently have a dual listing on Nasdaq (U.S.) and Euronext Brussels.

We have continued to expand our technology platform and broaden our line of inspection machines. In 1998, we acquired Qtec, a German leader in IC inspection equipment for very specific stages in the IC production process. Today ICOS GmbH, the former Qtec, serves as an R&D department for the company. During 2002, we acquired gravity handling technology and product rights from IC Equipment Pte. Ltd. in Singapore, and we established a mechanical design center in Hong Kong.

On September 22, 2003, we announced our acquisition of Jointech Precision Equipment (Shenzhen) Co., Ltd, located in Shenzen, China, near the Hong Kong border, for a consideration of approximately $200,000 in cash. Jointech handles final assembly and quality control of component inspectors for us. This acquisition has been completed in the first quarter of this fiscal year 2004 upon fulfillment of all necessary customary closing conditions. Jointech has been renamed ICOS Vision Systems (Shenzhen) China and folded into the company’s Hong Kong operations.

Our legal name is ICOS Vision Systems Corporation NV. We are a Belgian corporation. We were incorporated on July 27, 1989 and we are subject to the laws, rules and regulations of Belgium including the Belgium Company Law. Our headquarters are located at Research Park Haasrode, Zone 1, Esperantolaan 8, 3001 Heverlee, Belgium and our telephone number is (011) 32-16-39-82-20. Our operations in the U.S. are conducted by our wholly-owned subsidiary, ICOS Vision Systems NV, a Belgian corporation, and its U.S. subsidiary, ICOS Vision Systems, Inc., a Delaware corporation. ICOS Vision Systems, Inc. is located at 2000 Wyatt Drive - Suite 13, Santa Clara, California 95054, its telephone number is 408-567-9511, and our U.S. agent, Masoud (Max) Mirgoli, may be reached at its address.

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

We believe that the cyclical nature of the electronics market increases with every step down the ladder of the electronics food chain. The semiconductor market has been more cyclical than the electronics market and the semiconductor equipment market has been even more cyclical. During the previous cycle, we experienced accelerated growth in 1999 and 2000, followed by a steep decline in 2001 and 2002. This decline is generally recognized as the most dramatic down-cycle of the semiconductor industry since its inception more than thirty years ago. New economy investments drove the cycle up very aggressively during 1999 and 2000. After the strong downward correction in 2001, the world-wide economic slump and political uncertainty drove the cycle further down in 2002 and into the first half of 2003. During the third quarter of 2003 the utilization rate in the back-end semiconductor market went above 80%, and the market exhibited the first signs of a new up-cycle. Overall activity in the semiconductor market continued to increase through the fourth quarter of 2003, ending the year on a strong note.

In addition to investing in capital equipment to expand manufacturing capacity during a period of growing end-user demand, semiconductor manufacturers invest in capital equipment in response to technological changes.

In the back-end semiconductor equipment market, technological changes arise from the introduction of new IC packages. For the past decade the driving force behind new IC packaging developments has been the move to smaller electronic products with increased functionality, higher speed and lower costs. Adding to these challenges are developments in wafer processing such as the transition to 300 mm wafers and new materials such as copper interconnects that affect back-end assembly and testing. As new generations of ICs are designed, they call for ever smaller, lighter and lower-profile packages.

The semiconductor industry has experienced substantial growth over the long term, despite cyclical changes in production capacity and in the level of semiconductor sales. Between 1972 and 2000 the semiconductor industry grew at a compound annual rate of 15%, and the equipment market grew at a slightly higher rate of 17%. The technological drivers behind this historic growth remain in force today. Advances in technology are continuing to lead to the further shrinking of semiconductor devices and to a lower cost per function, driving demand for new applications. As an example of this evolution, the price of one Mbit of memory was equivalent to the price of a house in 1973. By 1977 it was the equivalent of a car and ten years later it was equivalent to the price of a sweater. By 1995 one Mbit of memory was worth the stamp on a letter, and by now it is only worth the value of the envelope.

During the period of unprecedented growth in 1999 and 2000, semiconductor manufacturers over-expanded capacity and inventory levels of semiconductor goods. This overcapacity resulted in a severe correction of the capital spending market in 2001. In 2002, a recovery was delayed due to a world-wide economic slowdown, which resulted in a further decline of the semiconductor equipment market.

During this latest severe and prolonged downturn, cash strained semiconductor companies cut back their investments dramatically. Their scarce resources were mostly invested in long-term technology projects in the front-end, such as the transition to 300 mm wafers, at the expense of back-end investments, where short delivery times are the rule. We believe, therefore, that wide-spread under-investment and pent-up demand has lead to a particularly strong current market environment for back-end equipment.

Increased outsourcing

For several years, the front-end wafer processing that was traditionally performed by Integrated Device Manufacturers, has been shifting to the so-called foundries. These foundries only process wafers, but do not design or market any components. A similar process shift is seen in the back-end, where the term subcontractor is used instead of foundry. Over time, manufacturing volumes are shifting from Integrated Device Manufacturers to subcontractors. This shift is adding to the limited visibility of back-end equipment manufacturers, as subcontractors typically have a limited order back-log and tend to place orders with equipment manufacturers only after building up sufficient order flow to justify expanding capacity. The shift of manufacturing to subcontractors also creates a trend for more standard and flexible equipment, away from dedicated and integrated equipment, because subcontractors manufacture a wide range of devices and flexibility is one of their key virtues.

Consolidation

Unlike the front-end, there is very limited uniformity in the processes in the back-end semiconductor manufacturing process. To start with, the types of processes are quite different, ranging from bending or plating metal leads to complex electrical testing or optical inspection. In addition, different component types require different handling, and often different equipment is used for different packages even though the function of the machines may be identical. As a result of this variability, the back-end semiconductor equipment market is highly fragmented with most vendors specializing in specific areas, such as wire bonding, test handling or final inspection. Over the long-term we believe the back-end semiconductor industry will consolidate, but we believe the transition will take time.

One element constraining consolidation is the incompatibility between some back-end production processes. Often these processes are performed in different locations and vary greatly in throughput rates and cleanliness levels. For example, at the end of the assembly process, right before the test and final inspection and thus right in the middle of the total back-end process flow, we find the molding and plating processes, which are slow and produce some debris and spills. An integration between the early assembly processes (dicing, die bonding and wire bonding) and the test and final inspection processes is currently impracticable.

We therefore believe that consolidation will occur among early assembly companies and among the final inspection companies. In anticipation, we believe we can realize the most synergy with technology or partners that help us to expand our offering in the final inspection area. Our acquisition of handling technology, the opening of a new mechanical design center in Hong Kong and the acquisition of a final assembly and quality control plant in China are clear implementations of this strategy. Eventually, we want to become the world leader for the final outgoing inspection of all semiconductor components.

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

The finished wafers are then typically shipped to another location for the back-end processing. The wafer is diced into separate chips known as dice, which are then put into a semiconductor package, electrically tested and visually inspected. A semiconductor package contains connections (leads or balls) enabling the internal semiconductor circuits to be connected to a printed circuit board. ICOS operates only in back-end semiconductor production, also called the final assembly.

Back-end processing

During the back-end process, the chips are taken from the wafers, attached to leadframes or other substrates that hold the connections (leads or balls) and put in a protective housing. This process is often called assembly. After assembly, the chip is electrically tested and then optically inspected and put in the shipping medium.

Assembly

Leadframe based assembly

The most widely used assembly process uses leadframes as a connector for the chip. The assembly process starts with the dicing of the patterned wafers: wafers are cut into individual chips using a wafer saw. Next, the dice are individually picked up by a die bonder that puts the dice onto the leadframe. Our board-level OEM products are used on die bonders to align and inspect the die during the bonding process. In the next step, wire bonders connect the electrical paths on the die with the contact pads of the leadframe.

After the wire bonding, the chips are encapsulated with a protective packaging using an injection molding process. Following the molding, the leads are tinned in a slow plating process, and generally marks are put on the chip in this phase. Then the leads are cut from the leadframe, bent into proper shape and finally the whole device is cut out (singulated) from the leadframe. The combination of cutting and bending the leads is called the trim & form process.

The assembly process described above consists of two phases: dicing, die bonding and wire bonding on the one hand, and molding, plating, marking and trim & form on the other hand. Because of the different throughput speeds between the two phases and the debris produced during the molding and the plating processes, it is impractical to integrate all the assembly processes into one single line.

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

Test and final inspection

After the assembly process, the devices are functionally complete. However, they still need to be electrically tested, optically inspected and placed in a medium for shipping. The test and final inspection form our main market. Some of our inspection machines such as the CI-9450 and the CI-G10 are final inspection systems, and a large number of our system-level OEM products are sold for use in testing and final inspection processes.

In testing and final inspection, the transport medium can be quite different and therefore also the test and final inspection equipment varies with the type of IC being processed. As an example, our CI-9450 is a final inspection machine for tray-based components and our ICOS CI-G10 is a final inspection machine for tube-based components.

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

Specialty packaging and inspection applications

In addition to these standard packaging process flows, there are a number of specialty packages, some of which may become standard in the future. We provide inspection systems for the following advanced packaging processes:

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

Flex tape inspection

For a number of applications, most notably for display drivers, the chip is mounted on a flexible tape, called Tape Automated Bonding (TAB) or Chip On Film (COF), which enables the contacts to make a flexible connection. An application example is LCD (Liquid Crystal Display) screens where the chip is mounted on the back of the display, but the contacts need to be brought to the front. These packages are called Tape Carrier Packages (TCP). ICOS is a leading supplier of inspection equipment for TAB tape. We offer system-level OEM products and a stand-alone inspection machine.

Products

Our products include a family of inspection products for the back-end semiconductor manufacturing and electronic assembly industries. We offer board-level and system-level inspection systems for integration into semiconductor OEM manufacturing equipment and electronic assembly equipment as well as stand-alone inspection machines mainly for the final inspection of semiconductor packages.

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

Between 1993 and 2000, our growth was mainly driven by this vertical integration of our products. By offering more complete products, we increased the added value to our customers and we also gained direct access to the key IC manufacturers and their subcontractors. Since fiscal year 2002, we have been increasing our inspection machine product offerings to those customers, thereby expanding our total available market.

Board-level OEM products

Our board-level products consist of a single board vision system and the embedded vision software. These products are integrated with die bonding equipment and used for the alignment and inspection of the die before it is picked up and mounted on the leadframe or substrate. In addition, board-level products are integrated with pick-and-place equipment to ensure proper alignment of the component on the printed circuit board.

List prices for board-level OEM products range from € 4,000 to € 10,000.

System-level OEM products

The system-level OEM products consist of one or more board-level systems, together with an industrial PC, one or more cameras, optics and illumination systems. The system-level products are integrated with various types of equipment in the assembly and test area, including trim and form or test handling equipment, and in various more integrated and specialty lines and perform a wide range of measurements and inspection functions. Some of the most important tasks include:

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

Mark Inspection: the inspection of the ink or laser marks that are inscribed on the semiconductor device and that contain information such as the part number, company logo, etc.

Surface Inspection: for certain packages, an inspection of the surface, either the package surface or the surface of the contacts, is an important element in ensuring the quality of the device.

Other inspections: the system-level products perform various other inspections including burr inspection, part identification and orientation check.

List prices for the system-level OEM products range from € 15,000 to € 100,000.

Inspection machines

The inspection machines combine the system-level inspection products with a mechanical handler, which moves the components to the inspection stations, sorts them and, if required, transfers them to tape. Inspection machines constitute our largest product line.

Component Inspector, tray-based: ICOS offers a range of products for the final inspection of tray-based semiconductor components. The range includes a semi-automatic CI-3050, a medium volume CI-5150/5250 and high volume CI-8250/8450 and CI-9250/9450 products. These systems perform 2D and 3D inspection of all devices that are handled in trays such as QFP, BGA, CSP and TSOP. It also performs the taping of those devices. Typically, the inspections include coplanarity inspection, mark inspection and surface inspection, but they may vary substantially depending on the component type or customer requirement. In addition to inspecting components, the tray-based CI products are also used to inspect connectors and substrates. These applications are newer and expand the market potential of these products.

Component Inspector, tube-based: the CI-G10 is a fully automatic system for the final inspection of semiconductor components of devices handled in tubes. Typical components include SO devices and QFN or other LFCSP’s. The CI-G10 performs the optical inspection and, if required, the taping of these components. Typical inspections include coplanarity inspection, mark inspection and side inspection.

Bumped Wafer Inspector: the BWI product inspects the bumped wafer for 2D and 3D defects.

Flex Tape Inspection: the FTI product inspects the TAB and COF tape itself as well as the configured TCP products. It inspects dimensional integrity and surface defects.

List prices for the inspection machines range from € 120,000 to € 500,000.

Marketing & Sales

We pride ourselves on being a long-term reliable partner to our customers. We sell our products through a global sales and support network consisting of an experienced internal sales force and senior support staff and independent distributors. In addition to our headquarters facility in Heverlee, Belgium, we have sales and support offices in Japan, Singapore, Hong Kong and California (U.S.) and support staff in Taiwan, Korea, the Philippines and mainland China. (See Note 13 to our Consolidated Financial Statements for three year geographical information regarding our sales.)

We sell board-level and system-level products to semiconductor OEMs primarily through our direct sales force, as these customers require specific technical support for the integration of our systems in their products, prior to or at the time of delivery. For those products, the end-user service and support is provided by the OEM. We sell our inspection machines to semiconductor manufacturers either directly or through independent distributors who hold exclusive distribution rights for certain products in defined territories. We work closely with these distributors to ensure a high level of customer responsiveness and satisfaction, and to facilitate customer collaboration on product development.

Our sales network contains distributors for mainland China, Singapore, Malaysia, Indonesia, Taiwan, Japan, Korea, Thailand, the Philippines, Hong Kong, the United Kingdom and Costa Rica. We select these distributors for the quality and breadth of both their local organizations and customer relationships.

Research & Development

Our core technology consists of two main areas: vision and handling. Vision technology forms the core of all our products as it is used to perform the numerous two and three dimensional inspection tasks in our products. Handling technology forms the basis of the mechanical systems that move and sort components in our inspection machines. We combine the vision and handling technology in a unique way to produce more accurate and more reliable inspection systems.

We apply highly optimized measuring methods and algorithms resulting in high subpixel accuracy. These algorithms are also optimized in terms of speed through a dedicated implementation on high-end DSP’s. We have developed high performance vision hardware based on a modular and cost effective architecture, allowing performance increases whenever additional inspection tasks or more complicated algorithms require more processing power. The measuring and inspection techniques are optimized for each specific component type and several compact image acquisition modules are offered for a wide variety of component types. The inspection modules enable integration into any type of handler and eliminate the need for complicated or accurate handling.

This modular architecture also allows for a high degree of software content. Developing real-time embedded software and user-friendly graphical user interfaces are therefore key elements of our research and development programs.

In addition to these key elements, our state-of-the-art vision systems require other important building blocks, such as optical subsystems, illumination modules and high resolution cameras. These building blocks are provided by suppliers with whom we have long standing partnerships and with whom we often share product roadmaps.

An important and growing part of ICOS’s product offering consists of complete inspection machines that include handling technology to move and sort the components. A key attribute of our measurement technology is that no motion is necessary to perform the inspection or measurement tasks. Therefore, the mechanics of the system are only needed to transport and sort, not inspect, our products. Based on this principle, we design high speed systems in a cost effective way.

The input/output media used on the handlers, such as trays, tubes and tape, have inherent positional tolerance. Therefore we combine our vision skills with our mechanical design skills and use ‘vision guiding’ to compensate for these tolerances and optimize the handling reliability. This unique feature secures safe handling and allows high-speed handling.

Since 2002, we have strengthened our research and development organization by opening a mechanical design center in Hong Kong. We added designers to this center in 2003 to further enhance our expertise in this key technology. The mechanical design center in Hong Kong works very closely together with our design centers in Belgium and Germany.

Besides developing our core technologies, we also stay current with new and challenging packaging technologies and their respective inspection requirements. We maintain regular contacts with packaging specialists employed by our customers, sharing product roadmaps and evaluating new technologies. Because we supply our inspection systems to most major IC manufacturers and their subcontractors and because we are a global market leader, we often can detect trends and start developments early.

To protect our intellectual property, we primarily rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions and, to a lesser extent, patents. We generally do not provide our customers access to the source codes of our software. We seek to protect our hardware, software and other written materials under trade secret and copyright laws. Our circuit boards and board sets incorporate proprietary firmware designs, which are designed in-house. Our board-level software is specifically designed to run only on these proprietary boards, further safeguarding this software from unauthorized use and embedding inspection methods in the software to limit re-engineering. Currently, we have one patent (expiring 2011) issued in Belgium, the United States, Europe, Japan and certain other territories for the 3D dual-shadow measuring method of lead coplanarity and four pending patent applications in diverse jurisdictions, related to other 3D inspection methods and handling techniques.

We also from time to time subcontract with the University of Leuven and other third parties, and have obtained grants from the regional government of Flanders and from the European Community to support certain of our research and developments efforts.

Operations

To operate in a cyclical market, we have established a flexible production model that allows the company to operate with limited fixed costs and adapt quickly to changing volumes in the market. The company subcontracts to third parties major subassemblies including printed circuit boards, chassis, optical modules and mechanical handlers. Subcontractors are selected on the basis of quality, delivery time and price, and a sophisticated supply chain management system that controls and supports the network of subcontractors. We rely on one or only a limited number of suppliers for certain key components and subassemblies for our products. Our inability to obtain components in required quantities and of acceptable quality could result in significant delays or reductions in product shipments.

For the board-level and system-level inspection systems, we perform final assembly, test, burn-in and quality control at our headquarters in Belgium. For the mechanical handlers, we maintain quality assurance staff on site with the most important subcontractors for quality control and final acceptance. The subcontractors for the mechanical handlers are located in Germany, China and Singapore.

To further increase our flexibility and our quality control, we acquired in March 2004 Jointech Precision Equipment (Shenzhen) Co., Ltd., located in China, a final assembly and quality control plant.

Human Resources

As of December 31, 2003, the company employed a full-time equivalent of 173 people world-wide, including 63 in Research & Development, 55 in Marketing & Sales (including technical support services), 40 in Operations and 15 in General & Administrative services. Of these 173 people, 103 are employed in Belgium. For more information about our employees and employee relations, see Item 6(B) below.

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

Our competitors include Cognex Corporation, Robotic Vision Systems, Inc., Yasunaga Ltd., Semiconductor Technologies and Instruments Pte Ltd., and August Technology Corporation. Certain of our competitors and potential competitors may have substantially greater manufacturing, financial, systems and marketing resources than us. In addition, these competitors may have the ability to respond more quickly to new or emerging technologies, may adapt more quickly to changes in customer requirements and may devote greater resources to the development, promotion and sale of their products than we do. We may also be operating at a cost disadvantage compared to manufacturers who have greater direct buying power from component suppliers or who have lower cost structures.

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

C. ORGANIZATIONAL STRUCTURE

Our strategy is to offer advanced inspection products to our customers along with superior world-wide support. As a result, Research and Development and Marketing and Sales account for the largest portion of total headcount. These functions differentiate us in the marketplace and provide the platform for future growth and profitability. Even during the recent, severe semiconductor market downturn, we continued to invest in research and development and to maintain high standards of customer support. Manufacturing is relatively small and flexible as we use third party subcontractors extensively in the production process, although with the acquisition of Jointech in March 2004, our manufacturing capacity will increase in 2004.

The company is structured as a holding company that is incorporated and located in Belgium. The business is carried out by wholly owned subsidiaries and liaison offices as follows on February 18, 2004:

Name	Location
ICOS Vision Systems NV	Belgium

ICOS Vision Systems GmbH	Germany

ICOS Vision Systems Inc.	USA

ICOS Vision Systems Ltd.	Japan

ICOS Vision Systems Limited and its liaison offices in Taiwan, Korea, Philippines and China.	Hong Kong

ICOS Vision Systems Pte. Ltd.	Singapore (Incorporated on May 14, 2003)

As of June 1, 2003, the activities of the Singapore branch office were transferred to the newly formed subsidiary, ICOS Vision Systems Pte. Ltd.

D. PROPERTY, PLANT AND EQUIPMENT

Our headquarters are located in the Research Park in Heverlee (Leuven), Belgium in a 5,800 square meters, two building complex on a 20,000 square meters parcel of land. Prior to 2002, we occupied a 3,605 square meters building located on 10,000 square meters of land, both of which we still own. We intend to rent this building complex to third parties. As of January 1, 2003, about 1,000 square meters have been rented. A € 6.4 million loan facility from Dexia Bank (Belgium) was obtained on February 26, 2002 (see Note 8 to our Consolidated Financial Statements) and is secured by a mortgage on all of our buildings.

We lease office space in the following locations: Santa Clara, California; Oberhaching, Germany; Yokohama, Japan; Seoul, Korea; Hsinchu, Taiwan; Shanghai, China; Singapore; and in Hong Kong.

Glossary

Assembly	The process of transforming a wafer into individual IC’s, with protective housing and contact leads or balls, but excluding the electrical test and the final inspection.

Back-end	The complete process of transforming a wafer into individual IC’s, with protective housing and contact leads or balls, including the electrical test and the final inspection. The back-end includes assembly, test and final inspection.

BGA	Ball Grid Array

BWI	Bumped Wafer Inspector

COF	Chip On Film, package based on TAB.

CSP	Chip Scale Package

DCA	Direct Chip Attach

DSP	Digital Signal Processor

FCIP	Flip Chip In Package

FCOB	Flip Chip On Board

Final Assembly	See back-end.

Final inspection	The final step in the manufacturing process. This includes the optical inspection and in many cases also the taping of the devices. In certain cases, other functions such as laser marking or electrical test may be included.

Finishing Equipment	The last equipment that any IC or semiconductor component goes through. Finishing equipment typically performs the final outgoing inspection of the semiconductor components, but may also perform other functions such as taping or even electrical test.

Front-end	The wafer manufacturing process.

IC	Integrated Circuits

Inspection Machines	ICOS product line of stand-alone inspection systems.

LCD	Liquid Crystal Display

LFCSP	Lead Frame CSP

OEM	Original equipment manufacturer or producer of production equipment

Packaging	See Back-end

QFN	Quad Flat pack, No leads

QFP	Quad Flat Pack

SO	Small Outline package

TAB	Tape Automated Bonding. Packaging technique in which the die is mounted on a flexible tape that contains the contacts or leads to the outside world.

Taping	Putting the semiconductor devices in the pockets of a specially designed embossed tape, which is automatically sealed and rolled onto a reel. Components are often taped, as this is the preferred format to ship the components to the end-users that will mount them on printed circuit boards for electronic applications.

TCP	Tape Carrier Package, package based on TAB.

Test	The electrical test of the device, ensuring its proper functioning.

TSOP	Thin Small Outline Package

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

A. OPERATING RESULTS

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to product returns, bad debts, inventories, investments, intangible assets, income taxes, warranty obligations, restructuring and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition. We recognize revenues from the sale of our vision and inspection products and of spare parts upon delivery for OEM products and installation for inspection machines, provided that persuasive evidence of an arrangement exist, that transfer of title and risk of loss have passed to the customer, that no significant obligation remains, and that the collection of the related trade account receivable is reasonably assured. We have no significant contractual post-shipment support obligations to our customers, except for certain warranty obligations. Transport and handling costs are recorded in cost of goods sold in the same period the related revenue is recognized. We provide warranty coverage on our products from the date of shipment. The warranty period is generally 12 to 24 months. We have estimated the cost of warranty coverage to be approximately 2% of revenues derived from the last year sales of end user products. This estimation, included in selling, general and administrative expenses in the period of revenue recognition, is subject to review and may be changed when deemed appropriate by management. In the periods presented, our warranty experience was consistent with these estimates.

Inventory. Our inventories include materials, direct labor and manufacturing costs and an appropriate allocation of indirect overhead costs, and are stated at the lower of cost, determined on a weighted average basis, or market. We perform periodic reviews of inventories and provide for excess and obsolete inventory or dispose of such inventory as considered necessary. Due to changing market conditions in the semiconductor and electronic assembly industries, in 2001 we conducted a thorough review of the inventory in all of our product lines. As a result, a provision for inventory losses of € 6.0 million in 2001 was charged against costs of goods sold in those periods to write down inventory to its net realizable value. As a result of an improved business climate in 2002 and 2003, we were able to use some of our inventory that was previously written down, and accordingly the allowance was reduced to € 4.4 million as of December 31, 2002 and to € 3.3 million as of December 31, 2003. We determine our allowance for inventory write-down based on our then best estimates of product sales and customer demand patterns and our plans to transition our products. It is possible that the estimates we use to determine our provision for inventory write-down could be materially different from the actual amounts or results. These differences could result in materially different future expected inventory provisions, which could have a material impact on our financial position and results of operations.

Allowance for Doubtful Accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Consistent with our collection experience, our allowance and bad debt write-offs have not been significant during the last three years. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Goodwill. We recorded goodwill of € 2.0 million with the acquisition of Qtec Industrie Automation GMBH during 1998. It was being amortized on a straight-line basis over an eight-year period. We incurred amortization expense for this asset of € 256,000 for the year ended December 31, 2001. We adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Under SFAS No. 142, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful live are not amortized, but instead tested for impairment at least annually in the course of the fourth quarter of each fiscal year in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. We believe that no material impairment of goodwill existed as of December 31, 2003. However, pursuant to SFAS No. 142, we may determine in the future that goodwill has become materially impaired, in which case an adjustment would be made.

Restructuring Charge. In June and November 2001, we reduced our fixed cost structure in response to our significantly reduced revenues, we implemented two cost realignment programs that included a combination of salary and headcount reductions across all geographies and functions, shortened workweeks, and made general and administrative expense cuts. In total, we recorded € 0.6 million of costs associated with these restructuring plans in the year 2001. This charge was included in selling, general and administrative expenses, and was fully paid prior to December 31, 2001.

Legal Contingencies. We are currently involved in legal proceedings that we discuss in part in “Risk Factors” in Item 3.D., in Item 8, and elsewhere in this Annual Report, including Note 15 to our Consolidated Financial Statements. In connection with these legal proceedings, management periodically reviews estimates of potential costs we may incur in the future in connection with the adjudication or settlement, if any, of these proceedings. These estimates are developed in consultation with outside counsel and are based on an analysis of potential litigation outcomes and settlement strategies. In accordance with SFAS No. 5, Accounting for Contingencies, loss contingencies are accrued if, in the opinion of management, an adverse outcome is probable and such outcome can be reasonably estimated. We do not believe that these proceedings will have a material adverse effect on our financial position; however, it is possible that future results for any particular quarter or annual period may be materially affected by changes in our assumptions or the effectiveness of our strategies relating to these proceedings.

Financial Data

The following table sets forth certain financial data for the periods indicated as a percentage of revenues:

	Years Ended December 31,
	2003	2002	2001
Revenues	100.0%	100.0%	100.0%
Cost of goods sold	43.3	40.0	65.7

Gross profit	56.7	60.0	34.3
Operating expenses:
Research and development	14.5	21.8	29.9
Selling, general and administrative	29.0	39.3	55.0
Amortization of goodwill	—	—	1.0
Total operating expenses	43.5	61.1	85.9

Income (loss) from operations	13.2	(1.1)	(51.6)
Net other income (loss)	0.2	(4.9)	6.2

Income (loss) before income taxes	13.4	(6.0)	(45.4)
Income taxes	1.5	2.0	(12.4)

Net income (loss)	11.9%	(8.0)%	(33.0)%

Years ended December 31, 2003 and December 31, 2002

Revenues. In 2003, sales to Europe, Japan, the rest of Asia, and the United States accounted for 25%, 16%, 48% and 11% of our revenues, respectively. In 2002, sales to these territories accounted for 26%, 20%, 49% and 5% of our revenues, respectively. Our business is conducted primarily in Euro (“€”), U.S. dollars and Japanese yen. As a result of conducting business in multiple currencies and in multiple countries, our business and results of operations are subject to risks of currency fluctuations as well as other risks associated with international sales generally.

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

Our revenues increased by 46.5% to € 44.8 million in 2003, compared to € 30.6 million in 2002. From 2002 to 2003, board-level product revenues increased from € 4.7 million to € 6.6 million, system-level inspection product revenues increased from € 4.4 million to € 6.4 million and stand-alone inspection machine revenues increased from € 21.5 million to € 31.8 million. These increases in revenues were primarily attributable to increases in units sold.

Gross Profit. Gross profit margin decreased to 56.7% in 2003 from 60.0% in 2002. As a result of an improved business climate in each of 2002 and 2003, our gross profit margin reflected the benefit of a € 1.6 million reduction in our provision for inventory write-down in 2002 and a € 1.1 million further reduction of that provision in 2003. The reduction in this provision improved our gross profit margin by 5.2% in 2002 and 2.5% in 2003. We expect that there will continue to be periodic fluctuations in our gross profit margin resulting from changes in our product sales mix and from currency fluctuations. Our inspection machines normally generate lower margins than our board-level and system-level products, due to their relatively higher material content. Following the completion of our acquisition in China, we expect our gross margin to benefit in 2004 from production efficiencies.

Research and Development. Research and development expenses decreased by 2.4% to € 6.5 million, 14.5% of revenues in 2003, compared to € 6.7 million, 21.8% of revenues in 2002. In addition to these expenses, in 2003 we offset approximately € 502,000 of research and development expenses through government project funding recognized during that period, compared to approximately € 339,000 of such funding recognized in 2002. As such, our total funded and unfunded research and development expenses remained unchanged in the last two years. As of December 31, 2003, we had 63 employees primarily engaged in research and development compared to 60 employees as of December 31, 2002. We believe that research and development expenditures are essential to maintaining our competitive position and expect to maintain the current level of research and development expenditures in the foreseeable future to support our commitment to new product development efforts.

Selling, General and Administrative. Selling, general and administrative expenses increased by 8.1% to € 13.0 million, 29.0% of revenues in 2003, from € 12.0 million, 39.3% of revenues in 2002. The increase of selling, general and administrative expenses was primarily related to the higher level of commission expenses in 2003, which is related directly to the increased level of revenues of 2003.

Net Other Income (Expense). In 2003, we recorded € 100,000 of net other income compared to € 1.5 million of net other expense in 2002. The difference was primarily attributable to currency exchange losses in the year 2002 amounting to € 2.0 million, compared to the currency exchange losses of approximately € 0.2 million in 2003. We recognize foreign currency exchange gains or losses on changes in the value of our assets, such as accounts receivable and cash deposits, denominated in currencies other than the Euro, based upon changes in exchange rates of those currencies in relation to the Euro. In 2002, a majority of our sales were denominated in U.S. dollars, which resulted in the significant foreign exchange loss as the value of the U.S. dollar, as compared to the Euro, declined during the year. Despite the continued further decline in value of the U.S. dollar, as compared to the Euro, in the course of 2003, we were able to limit the currency exchange losses, following the change from the U.S. dollar to the Euro as our main invoicing currency. In 2003, of our total revenues, only approximately 22% were generated in U.S. dollars, compared to approximately 64% generated in U.S. dollars in 2002.

Income Taxes. Income tax expense was € 0.6 million in each of 2003 and 2002. Based on the improved business conditions and outlook for 2004, we benefited in 2003 from the release of a valuation allowance on deferred tax assets in our Japanese subsidiary. In 2002, we included a tax expense of approximately € 0.7 million, following the enactment of the reduction of the Belgian Corporate Tax rate on December 31, 2002. Accordingly, we had to decrease in 2002 our deferred tax assets and liabilities.

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

Gross Profit. Gross margin increased to 60.0% in 2002 from 34.3% in 2001. Cost of goods sold in 2001 included an inventory write-down of € 6.0 million, or 22.6% of 2001 revenues. In 2002, as a result of an improved business climate, we reduced this allowance to € 4.4 million. The utilization of certain inventory that had been previously written down improved our gross margin in 2002 by 5.2%. Our revenues, of which approximately 64% were generated in U.S. Dollars, compared to our cost of goods sold, which were primarily incurred in Euro, adversely influenced the gross margin in 2002 following the depreciation of the U.S. Dollar versus the Euro.

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

Recent Accounting Pronouncements

On April 30, 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (the Statement). The Statement amends Statement 133 to clarify the definition of a derivative, expand the nature of exemptions from Statement 133, clarify the application of hedge accounting when using certain instruments, clarify the application of paragraph 13 of Statement 133 to embedded derivative instruments in which the underlying is an interest rate, and modify the cash flow presentation of derivative instruments that contain financing elements. The provisions of this Statement are effective for contracts entered into or modified after June 30, 2003 and hedging relationships designated after June 30, 2003. The adoption of SFAS no. 149 did not have a material effect on the Company’s financial statements.

On May 15, 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (the Statement). The Statement requires issuers to classify as liabilities (or assets in some circumstance) three classes of freestanding instruments that embody obligations for the issuer. Generally, the Statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material effect on the Company’s financial statements.

B. LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2003, we had working capital of € 45.4 million, including € 29.5 million of cash and cash equivalents. In addition, as of that date we had lines of credit aggregating approximately € 5.8 million available from the Dexia Bank and Fortis Bank. As of December 31, 2003, we had no amounts outstanding under these facilities. These lines of credit bear interest at the banks’ market rates (6.99% as of December 31, 2003).

During 2003, operating activities provided net cash of € 5.1 million. Cash flow, defined as net income increased by non-cash items such as amortization, depreciation, provision for doubtful debts and deferred tax expense (benefit), amounted to a positive cash flow of € 5.4 million, while changes in operating assets and liabilities used € 367,000 in cash. Sources of cash as a result of changes in assets and liabilities included an increase in trade accounts payable of € 3.4 million and in accrued expenses of € 1.2 million that was entirely offset by an increase in accounts receivable of € 6.3 million, resulting from the increased level of activity, particularly in the fourth quarter of 2003.

During 2003, investing activities used € 0.3 million of cash including € 170,000, primarily for the construction and finalization of our new office facilities, the payment for which is now complete. The remainder of investments related primarily to the purchase of computer and manufacturing equipment. We do not foresee significant capital commitments for the year 2004. See Item 5.F. below for a further description of our contractual obligations.

During 2003, our financing activities used net cash of € 0.6 million, primarily for repayment of borrowings.

As of December 31, 2003, we had long-term obligations of approximately € 5.8 million consisting of long-term debt. As of that date, the current portion of these long-term obligations totaled € 0.6 million. Included in these long-term obligations, are the two long-term loans obtained from Dexia Bank on February 26, 2002 for a total amount of € 6.4 million. These loans are secured by a mortgage on our buildings and bear an interest rate of 6.30%. The first loan of € 4.4 million is required to be repaid in one quarterly installment of € 162,191 on June 30, 2002, followed by 39 equal quarterly installments of € 149,100. The second loan of € 2.0 million is required to be repaid in one quarterly installment of € 73,723 on June 30, 2002, followed by 39 equal quarterly installments of € 67,773. The quarterly installments for each of these loans include a principal and an interest component.

We also have several non-cancelable operating leases, primarily for motor vehicles and office premises, which expire over the next three to five years. As of December 31, 2003, the total minimum lease payments through 2008 will be approximately € 2.1 million.

We believe that our existing resources, including our existing cash balances and cash generated from operations, will be sufficient to meet our currently planned working capital and capital expenditure requirements for at least the next 12 months.

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

Major areas of our product development include the addition of new software modules to enhance the functionality of our existing products, the development of new hardware modules with more processing power and extended features, and the development of new measurement methods to enhance the performance of our products. We cannot assure that we will be able to develop new products effectively, to enhance our existing products or to respond effectively to technological changes or new industry standards or developments on a timely basis, if at all.

As of December 31, 2003, we had 63 employees engaged in research and development, including 18 persons involved in the research and development of new measurement methods, 24 persons involved in software development and 21 persons involved in hardware development.

In 2003, 2002 and 2001, our net research and development expenses were € 6.5 million, € 6.7 million and € 7.9 million, respectively.

D. TREND INFORMATION

The year 2003 demonstrated the advantages of our strategy of establishing and maintaining long-term partnerships with our customers and of continually investing in product development and customer support. Throughout the downturn, we did not deviate from this proven course, electing to continue investing in the future. As a result, we believe that we have gained market share and expanded our addressable market through an enlarged product portfolio. In fact, this strategy has produced revenue growth in each quarter since the end of 2001, against a market that was, for the most part, declining.

Therefore, we are entering 2004 with a great deal of confidence. Unlike last year, we are entering the year buoyed by a strong market recovery, which, according to many market researchers will extend into 2005. We expect that market-driven growth will come on top of other factors including continued market share gains, and revenues from new products in existing and emerging markets. We believe that we have the operational organization in place to react swiftly to the market upturn and we have the financial structure in place to translate top line growth into bottom line earnings.

Our backlog as of February 29, 2004, was approximately € 32.9 million, compared with € 15.0 million as of February 28, 2003. Backlog reflects customer orders for products for which we have accepted purchase orders with assigned delivery dates within 24 months. The level of backlog at any particular time is not necessarily indicative of our future operating performance. Delivery schedules may be extended and orders may be canceled at any time subject to certain cancellation penalties.

E. OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following is a summary of our contractual obligations, as specified below, as of December 31, 2003:

	Payments due by Period
Contractual Obligations (in thousands of Euro)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	€5,818	€647	€1,959	€1,406	€1,806
Operating Lease Obligations	€2,076	€543	€1,212	€321	—

Total	€7,894	€1,190	€3,171	€1,727	€1,806

As of December 31, 2003, the Company has no material contractual obligations outstanding with respect to capital expenditure.

Contractual obligations with respect to purchase commitments to subcontractors for the assembly of our products as of December 31, 2003, amount to € 3.1 million.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. DIRECTORS AND SENIOR MANAGEMENT

Our directors and senior management, and any employees such as scientists or designers upon whose work we are dependent, as of the date of this Annual Report are as follows:

Name	Age	Position
Joseph Verjans	57	Chairman of the Board of Directors
Antoon De Proft	44	President, Chief Executive Officer and Executive Director
August Smeyers	49	Vice President of Research and Development and Executive Director
Koen Gutscoven	45	Vice President of Marketing and Sales
Guido Vervoort	50	Vice President of Operations
Seiichi Kohnoike	54	General Manager of ICOS Vision Systems Ltd. (Japan)
Robin Kam	40	General Manager of ICOS Vision Systems Pte. Ltd. (Singapore)
Masoud (Max) Mirgoli	41	General Manager of ICOS Vision Systems Inc. (U.S.)
John Zabolitzky	54	General Manager of ICOS Vision Systems GmbH (Germany)
Stephan Wansleben	47	General Manager of ICOS Vision Systems GmbH (Germany)
Exeter International NV, represented by Paul de Vrée (1) (2)	60	Director
André Oosterlinck (1)	57	Director
Fred Chaffart (1)	68	Director

(1)	Member of the Audit Committee
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

Antoon De Proft has been our Chief Executive Officer since April 1, 2002. Previously, he served us from 1985 until 2000, first as application manager in the U.S. subsidiary and as Vice President, marketing and sales since 1989. Before that, he was employed as applications engineer at International Imaging Systems in the U.S. and as a researcher at the University of Leuven. In the period 2000-2001, he was active as a management consultant, specialized in medium to mid-sized high tech companies. Mr. De Proft received a master’s degree in electromechanical engineering from the University of Leuven in 1982 as well as a degree in medical engineering.

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

B. COMPENSATION

The total amount of fees paid in 2003 to all directors, including the fees provided to members of our Audit Committee in their capacity as such, amounted to € 52,750. No loans nor advance payments are given to directors.

The overall gross remuneration paid to the members of management during 2003 amounted to € 1.5 million. No loans nor advance payments are given to managers.

As of February 17, 2003, 117,950 options to purchase ICOS common stock were attributable to members of management. The exercise price of these options is $5.50 and the exercise period runs from January 1, 2004 to December 5, 2009.

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

At the same General Meeting of Shareholders held on May 13, 2003, the Board of Directors was authorized to determine the fixed remuneration of the directors that are members of any advisory committee created by the Board of Directors, whereby such remuneration may not amount to more than € 1,000 per meeting of such committee, and without prejudice to the powers of the shareholders’ meeting to determine, modify or abolish such remuneration.

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

The Board of Directors meets upon invitation of the Chairman of the Board or of the Executive Director and CEO, whenever the Company’s interests require it, or when any director requests a meeting. The Board of Directors held eight meetings during 2003.

The main topics on which the Board of Directors deliberates are the mission and the strategy of the Company, matters of world-wide economic importance, the development of new activities or discontinuation of existing activities, the establishment and closure of group companies, general corporate and social policy, mergers and acquisitions, and the hiring and remuneration of senior management. The group’s budgets and periodic financial results and cash flows are evaluated by the Board.

As a special matter of attention, the Board of Directors is closely monitoring ICOS’s compliance, within the applicable time frames for foreign private issuers, with the new SEC rules and Nasdaq listing standards implemented as a result of the Sarbanes-Oxley Act. Some of these matters are delegated to special committees operating under a written charter from the Board of Directors.

The Audit Committee operates pursuant to a written Charter that was approved and adopted by the Board of Directors. Under the provisions of the current Audit Committee Charter, the Audit Committee is responsible for, among other things: recommending to the Board of Directors the nomination of the independent auditor; reviewing and monitoring the financial reporting process and internal control systems; reviewing the annual financial statements, the scope of the audit and the role and performance of the independent auditor; reviewing the independence of the independent auditors; providing an open avenue for communication between the independent auditor, management and the Board of Directors; and reviewing its Charter annually. The Audit Committee is authorized to seek outside legal or other advice to the extent it deems necessary or appropriate, provided it shall keep the board advised as to the nature and extent of such outside advice. It is furthermore authorized to confer with Company management and other employees. In accordance with the Sarbanes-Oxley Act and in order to preserve the independence of the auditor, the Audit Committee has implemented in February 2003, a pre-approval procedure for audit and all permitted non-audit services. The Members of the Audit Committee are Mr. André Oosterlinck (Chairman), Mr. Fred Chaffart and Exeter International NV, represented by Mr. Paul de Vrée. The Audit Committee held four meetings during fiscal 2003.

A Remuneration Committee was installed during 2001 and is responsible for, among other things: recommending and reviewing all remuneration and compensation of the senior management. Members of the Remuneration Committee are Mr. André Oosterlinck (Chairman), Mr. Fred Chaffart and Exeter International NV, represented by Mr. Paul de Vrée. The Remuneration Committee held one meeting during fiscal 2003.

A majority of the Directors has to be present or be represented to enable the Board to validly deliberate and make decisions. Decisions are reached by majority of the votes. In the event of a tie, the Chairman has the casting vote.

D. EMPLOYEES

The total number of persons we employ is expressed below in full-time equivalents at the end of each reported period.

As of December 31, 2003, we employed 173 persons, including 55 in Marketing & Sales (including technical support services), 63 in Research & Development, 40 in Operations, and 15 in General & Administrative services. Of those employees, 103 were employed at our Belgium headquarters in Heverlee, 17 were employed in Germany, 5 were employed in the United States, 17 were employed in Japan, 9 were employed in Singapore and 22 were employed in other South-East Asian countries.

As of December 31, 2002, we employed 150 persons, including 46 in Marketing & Sales (including technical support services), 60 in Research & Development, 29 in Operations, and 15 in General and Administrative services. Of those employees, 91 were employed at our Belgium headquarters in Heverlee, 17 were employed in Germany, 5 were employed in the United States, 17 were employed in Japan, 8 were employed in Singapore and 12 were employed in other South-East Asian countries.

As of December 31, 2001, we employed 152 persons, including 46 in Marketing & Sales (including technical support services), 61 in Research & Development, 25 in Operations, and 20 in General and Administrative services. Of those employees, 94 were employed at our Belgium headquarters in Heverlee, 17 were employed in Germany, 6 were employed in the United States, 19 were employed in Japan, 8 were employed in Singapore and 8 were employed in other South-East Asian countries.

To our knowledge, none of our employees are represented by any collective bargaining organization. However, every industry sector in Belgium has its own joint Labor Committee in which employee and employer representatives on a national level negotiate certain terms and conditions of employment in the sector, including minimum wages, working hours, work rules and certain other matters.

The collective bargaining agreements concluded by the joint Labor Committee applicable to our industry sector apply to us and our employees in Belgium. Moreover, Belgian law requires companies employing a weighted average of 100 or more employees to set up a workers’ council, composed of representatives of our employees and management. Workers’ councils have an advisory function, are entitled to certain corporate, financial, commercial and personnel information, and are involved in cases of collective dismissal procedures. The determination of the number of employees for purposes of setting up a workers’ council is based on a one-year period preceding the quarter in which the election procedure must be initiated. We were required to set up a workers’ council at the scheduled election of the council in 2000. However, as no employee presented himself as a candidate for this election, no elections were held and no workers’ council was installed. Under Belgian law, we will again be required to set up a workers’ council at the scheduled election of the council in 2004. These elections will take place on May 13, 2004 if employees would present themselves as candidates for this election. In addition, Belgian employment law imposes substantial minimum terms of notice in connection with the termination of employment agreements. The actual length of such terms depends on the age, seniority and salary level of the employee, and in certain instances may exceed one year. In the event that we terminate an employee, we are under an obligation to pay the employee an amount equal to the salary that otherwise would have been payable during the term of notice. We believe that our relationships with our employees are good.

E. SHARE OWNERSHIP

Share Ownership

With respect to the share ownership of our 13 executive officers and directors, see the disclosure below in Item 7, Major Shareholders and Related Party Transactions.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS

The following table sets forth certain information as of February 18, 2004, with respect to the beneficial ownership of our common stock by: (i) each director, senior manager and key employee, and (ii) each person known by us to own 5% or more of our common stock. This information is based upon information received from or on behalf of the named individuals.

Name	Shares of Common Stock Beneficially Owned (1) (2)	Percent of Class of Common Stock
Joseph Verjans (3)	1,741,327	16.5%
August Smeyers	838,954	8.0%
Guido Vervoort	363,762	3.5%
Antoon De Proft	318,531	3.0%
André Oosterlinck	170,950	1.6%
Koen Gutscoven	*	*
John Zabolitzky	*	*
Robin Kam	*	*
Stephan Wansleben	*	*
Exeter International NV, Represented by Mr. Paul De Vrée	*	*
Masoud (Max) Mirgoli	*	*
Seiichi Kohnoike	*	*
Fred Chaffart	*	*
All directors and officers as a group (13 persons) (2) (3)	3,595,730	34.1%

*	Less than 1% of the outstanding and issued shares of Common Stock.
(1)	Unless otherwise noted, to our knowledge each person identified possesses sole voting and investment power with respect to the outstanding and issued shares listed.
(2)	Includes options to purchase 29,488 shares that are currently exercisable, or exercisable within 60 days of the date of this table, issued to senior managers.
(3)	Includes 19,000 shares of stock held by a company controlled by Mr. Verjans.

There have been no significant changes in ownership held by any major shareholders during the past three years.

Except for the nomination rights described in Item 6.C., Directors, Senior Management and Employees – Board Practices, above, there are no other differences in the voting rights of our stockholders.

As of March 31, 2004 the percentage of our common stock held of record in the United States was 70.4%. This percentage includes shares held of record by CeDe&Co, which holds record title to shares on behalf of beneficial holders in the United States and other countries, including Belgium. As of March 31, 2004, there were 18 United States record holders of our common stock.

To our knowledge, we are not directly or indirectly controlled or owned by another corporation(s), any foreign government, or by any other natural or legal person(s) severally or jointly.

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

We will not receive any proceeds from sales Mr. Verjans may execute under this Registration Statement. Mr. Verjans will pay normal commission expenses and brokerage fees in connection with any sales. We have agreed to pay legal, accounting and other expenses in connection with the registration of the securities covered by the Registration Statement.

C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

ITEM 8. FINANCIAL INFORMATION.

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

Our consolidated Financial Statements and Other Financial Information are listed under Item 18 in this Report.

Legal Proceedings

In July 2000, we were served with a Summons and Complaint by Scanner Technologies Corporation (“Scanner”) in the United States District Court, Southern District of New York. The Complaint alleged that certain of our products, which relate to stereo vision inspection of ball grid array, chip scale package and bumped wafer products, infringe U.S. Patent Numbers 6,064,756 and 6,064,757. Although we believe that our technology and products did not infringe any of these patents, we settled the case in 2003 for the majority of the systems. For the remainder of the systems, the Court ruled that we were not infringing the patents. We had recorded provisions in respect of related legal expenses amounting to approximately € 0.5 million and € 1.0 million at December 31, 2002 and 2001, respectively. The settlement fee of $ 0.4 million was paid in 2003 and was covered by these provisions.

Scanner appealed this ruling in 2003. The oral hearing in the appeal took place on February 6, 2004. The Court ruling is expected within 90 days of the oral hearing, but there are no guarantees on the timing of the ruling.

If we are successful in the appeal, the litigation with Scanner is expected to be over. If we are not successful, we believe that we have meritorious defenses to Scanner’s allegations. We believe that as sales of the alleged infringing product have been limited, an adverse ruling in the appeal will not have a significant impact on the Company, other than legal expenses. We will continue to vigorously defend our interests.

Dividend Policy

Under Belgian law, dividends, if any, may be paid only out of our profits legally available for distribution and only if approved by a vote of our stockholders. Our current policy is to recommend that stockholders do not vote to declare any dividends in order for us to retain our earnings for use in the operation and expansion of our business.

B. SIGNIFICANT CHANGES

Not Applicable

ITEM 9. THE OFFER AND LISTING.

A. OFFER AND LISTING DETAILS.

Our common stock is listed on the Nasdaq National Market and on Euronext Brussels (as of June 4, 2003) under the symbol “IVIS”. Our stock previously was also listed on Nasdaq Europe (until August 15, 2003). The following tables set forth information regarding the range of high and low sales prices on the Nasdaq National Market, Nasdaq Europe and Euronext Brussels for our common stock for the periods indicated. Public trading for our common stock commenced on the Nasdaq National Market on December 10, 1997. We currently have a dual listing on the Nasdaq National Market and Euronext Brussels.

(1)	The five most recent full financial years:

	Common Stock Price
	Nasdaq		Nasdaq Europe		Euronext
	(in U.S. dollars)		(in U.S. dollars)		(in Euro)
	High	Low	High	Low	High	Low
1999	$24.00	$11.13	$22.30	$12.13	—	—
2000	$45.00	$13.50	$44.00	$13.00	—	—
2001	$21.44	$4.24	$21.25	$3.50	—	—
2002	$8.62	$1.85	$8.70	$4.45	—	—
2003	$18.30	$4.50	$8.63	$4.00	€14.50	€6.10

(2)	Each full financial quarter for the two most recent full financial years and subsequent period:

	Common Stock Price
	Nasdaq		Nasdaq Europe		Euronext
	(in U.S. dollars)		(in U.S. dollars)		(in Euro)
	High	Low	High	Low	High	Low
Quarter ended March 31, 2002	$8.62	$6.60	$8.70	$6.80	—	—
Quarter ended June 30, 2002	$8.50	$6.33	$8.40	$6.70	—	—
Quarter ended September 30, 2002	$7.50	$3.80	$6.95	$4.45	—	—
Quarter ended December 31, 2002	$6.75	$1.85	$6.00	$4.50	—	—

Quarter ended March 31, 2003	$5.60	$4.50	$5.60	$4.00	—	—
Quarter ended June 30, 2003	$7.90	$5.05	$7.78	$4.93	€6.94	€6.20
Quarter ended September 30, 2003	$10.84	$6.91	$8.63	$7.05	€9.55	€6.10
Quarter ended December 31, 2003	$18.30	$9.41	—	—	€14.50	€8.30

(3)	Each month for the most recent six months:

	Common Stock Price
	Nasdaq		Euronext
	(in U.S. dollars)		(in Euro)
	High	Low	High	Low
September 2003	$10.84	$9.80	€9.55	€8.50
October 2003	$16.00	$9.41	€12.90	€8.30
November 2003	$14.60	$11.01	€12.50	€10.50
December 2003	$18.30	$13.00	€14.50	€12.11
January 2004	$27.00	$18.40	€21.64	€14.40
February 2004	$36.35	$23.85	€26.59	€19.50

The last reported sale price of the Common Stock on March 31, 2004 on the Nasdaq National Market was $ 30.81 per share and on Euronext was € 25.45 per share.

B. PLAN OF DISTRIBUTION

Not Applicable

C. MARKETS

As of the date of this Annual Report, our common stock is listed on the Nasdaq National Market and on Euronext Brussels (Belgium), under the symbol “IVIS”. Our common stock started trading on Euronext as of June 4, 2003, after which we delisted from NASDAQ Europe on August 15, 2003.

D. SELLING SHAREHOLDERS

Not Applicable

E. DILUTION

Not Applicable

F. EXPENSES OF THE ISSUE

Not Applicable

ITEM 10. ADDITIONAL INFORMATION.

A. SHARE CAPITAL.

Not Applicable

B. MEMORANDUM AND ARTICLES OF ASSOCIATION.

Incorporated by reference to the description of our capital stock contained in the “Additional Information” section of our Registration Statement on Form F-3 (Registration No. 333- 97551) filed on July 30, 2002, and to our Restated Articles of Association, which were filed as Exhibit 1.01 to our Annual Report on Form 20-F for the year ended December 31, 2002.

C. MATERIAL CONTRACTS.

We entered into a Distribution Agreement as of April 1, 1994 by and among ourselves, ICOS Vision Systems Ltd. and Marubun Corporation to appoint Marubun as our exclusive distributor for component inspectors in Japan. The agreement automatically renews for a one-year term unless terminated upon six months notice by either party. In 2003, sales to Marubun represented approximately 11% of our revenues.

On February 26, 2002, we obtained within our credit facility with Dexia Bank two long-term loans for a total amount of 6.4 million Euro. These loans are secured by a mortgage on our buildings and bear an interest rate of 6.30%. As of December 31, 2003, we had € 5.5 million outstanding under these loans.

D. EXCHANGE CONTROLS.

There are no Belgian exchange control restrictions on investments in, or payments on, our securities. There are no special restrictions in our Articles of Association or Belgian law that limit the right of stockholders that are not citizens or residents of Belgium to hold or vote shares of our common stock.

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

Foreign Currency Risk

Until December 31, 2002, the majority of our revenues were in U.S. dollars and Japanese yen. As of January 1, 2003, we changed to the Euro as our main invoice currency, and at the same time, we began to determine our prices world-wide, with the sole exception of Japan, based upon the Euro, and to treat the Euro as the preferred invoice currency. As a consequence, in the course of fiscal 2003, Euro revenues gained a substantial weight as a percentage of our total revenues. We anticipate that a significant portion of our revenues will continue to be in U.S. dollars and Japanese yen, and accordingly we will be exposed to changes in the value of the Euro relative to the U.S. dollar and the Japanese yen.

Because the Company is operating its business internationally, we are incurring expenses in a number of foreign currencies. We anticipate that a significant portion of our expenses will continue to be in several foreign currencies, primarily the U.S. dollar, the Japanese yen, the Hong Kong dollar and the Singapore dollar. As a result, the Company will be exposed to fluctuations in the value of these currencies.

In 2003 and 2002, we did not enter into any forward exchange or other hedging contracts. We do not use foreign exchange contracts for trading purposes.

Interest Rate Sensitivity

Our exposure to market risk for changes in interest rates relates primarily to our debt obligations (long-term debt) on which interest is paid at fixed rates. The table below provides information about our financial instruments at December 31, 2003 that are sensitive to changes in interest rates, including debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The relevant instrument’s actual cash flows are denominated in Euro.

	Expected maturity Date
December 31, 2003	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
	(in thousands of Euro)
Long-term debt(1)
Fixed rate	647	681	638	640	681	2,531	5,818	6,058
Average Interest rate							7.0%

(1)	All long-term debt is in Euro.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not Applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Under Belgian law, the capital structure of the Company, including the number of shares authorized and outstanding, is adopted in the Company’s Articles of Association and may be changed by the shareholders. On June 5, 2002, our shareholders authorized our Board of Directors to increase our authorized capital from time to time over a period of five years. This amendment became effective as of its formal filing and publishing on July 7, 2002, pursuant to Belgian Company Law. As a result, and until July 7, 2007, our Board of Directors is permitted to increase the capital of the Company by a maximum of € 3.6 million without obtaining the further consent of the shareholders.

Item 15. CONTROLS AND PROCEDURES.

(a)	Disclosure controls and procedures.

Based on their evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934), as of the end of the period covered by this Annual Report on Form 20-F, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and are operating in an effective manner.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting.

Not applicable.

(c)	Attestation Report of the Registered Public Accounting Firm.

Not applicable.

(d)	Changes in Internal Control Over Financial Reporting.

During the period covered by this Annual Report, there have been no changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Exeter International NV, represented by Mr. Paul De Vrée, and Mr. Fred Chaffart are “audit committee financial experts” as such term is defined under currently applicable rules of the Securities and Exchange Commission.

Item 16B - Code of Ethics

We have adopted a code of ethics, our “Code of Ethics for Senior Financial Officers,” which is applicable to our principal executive officer, principal financial officer, or persons performing similar functions. A copy of our Code of Ethics for Senior Financial Officers is filed as Exhibit 11.1 to this Annual Report on Form 20-F.

Item 16C - Principal Accountant Fees and Services

The following table sets forth the total remuneration that was paid by us and our subsidiaries to our independent accountants, Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren, in each of our previous two fiscal years:

	For fiscal years ended December 31,
	2003	2002
	(in thousands of Euro)
Audit Fees	€277	€258
Audit-Related Fees	—	€7
Tax Fees	€25	€23
All Other Fees	—	€6

Total	€302	€294

The Audit Fees for the years ended December 31, 2003 and 2002 were for professional services rendered for the annual audits of our consolidated financial statements, statutory audits required by foreign jurisdictions, quarterly reviews, issuance of consents and review of documents filed with the Securities and Exchange Commission. In addition, the audit fees for the year ended December 31, 2003 included services related to our listing on Euronext.

The Audit Related Fees for the year ended December 31, 2002 were for specific accounting and consultation issues.

Tax Fees for the years ended December 31, 2003 and 2002 were for services performed in connection with income tax compliance, consulting and tax research services and assistance with tax audits.

The All Other Fees category for the year ended December 31, 2002 includes fees primarily related to corporate advice in connection with the incorporation of our subsidiary in Hong Kong.

As of February, 2003, our Audit Committee pre-approves all of the services to be performed by our independent auditors. Since February, 2003, in each case where approval was sought for the provision of audit and permissible non-audit services, the Audit Committee considered whether the independent auditors’ provision of such services to the Company was compatible with maintaining the auditors’ independence, and determined that it was compatible.

No services were approved by our Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D - Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E – Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

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

ITEM 19. EXHIBITS.

Exhibits

The following exhibits are filed as part of this Annual Report on Form 20-F.

Exhibit Number	Title
1.01	Restated Articles of Association of the Registrant°

2.01	Specimen Registered Certificate Common Stock (incorporated by reference to Exhibit 4.01 to the Registrant’s Registration Statement on Form F-1) (Registration No. 333-7906)

2.02	Description of Capital Stock (incorporated by reference to the “Additional Information” section of the Registrant’s Registration Statement on Form F-3) (Registration No. 333-97551)

4.01	Distribution Agreement between the Company and Marubun (incorporated by reference to Exhibit 10.01 to the Registrant’s Registration Statement on Form F-1) (Registration No. 333-7906)

4.02	Qtec Acquisition Agreement (incorporated by reference to Exhibit 2.01 to the Company’s Annual Report on Form 20-F for the year ended December 31, 1998)

4.03	Credit Facility with Dexia Bank, dated February 26, 2002 (incorporated by reference to Exhibit 4.03 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001)

4.04	ICOS Vision Systems Corporation NV 2002 Stock Option Plan° (incorporated by reference to Exhibit 4.04 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002)

8.01	Subsidiaries of the Company

11.01	Code of Ethics

12.01	Certification of Principal Executive Officer

12.02	Certification of Principal Financial Officer

13.01	Certification Pursuant to Section 906 Of The Sarbanes-Oxley Act Of 2002 (Subsections (A) And (B) Of Section 1350, Chapter 63 Of Title 18, United States Code)

14.01	Consent of Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren (Independent Auditors for the Company)

14.02	Auditors’ report on Schedule II: Valuation and Qualifying Accounts

°	Translated in full or summary version; the original language version is on file with the Registrant and is available upon request.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ICOS VISION SYSTEMS CORPORATION NV
(Registrant)

By:	/s/ Antoon De Proft
Name:	Antoon De Proft
Title:	President and Chief Executive Officer

Date: March 31, 2004

Independent Auditors’ Report

The Board of Directors and Shareholders of

ICOS Vision Systems Corporation NV:

•    We have audited the accompanying consolidated balance sheets of ICOS Vision Systems Corporation NV, a Belgian corporation, and its subsidiaries, as of December 31, 2003 and 2002, and the related consolidated statements of income (loss), stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

•    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

•    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICOS Vision Systems Corporation NV and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KLYNVELD PEAT MARWICK GOERDELER
Bedrijfsrevisoren	Brussels, Belgium
Represented by J. Briers	February 18, 2004

Consolidated Balance Sheets

(in thousands of €, except share data)

December 31,	2003	2002
ASSETS
Current Assets:
Cash and cash equivalents	29,530	25,880
Trade accounts receivable, net of allowance for doubtful accounts of € 75 and € 118 at December 31, 2003 and 2002, respectively	13,079	7,625
Inventories (Notes 2 and 11)	10,681	11,688
Prepaid expenses	332	250
Current deferred tax asset (note 5)	479	—
Other current assets	1,172	1,746
Total current assets	55,273	47,189

Net property and equipment (Notes 3, 7 and 13)	9,196	9,585
Goodwill (Note 1 (l))	1,149	1,149
Noncurrent deferred tax asset (Note 5)	3,495	3,343
Other assets (Notes 1 (k) and 4)	616	886
Total assets	69,729	62,152

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Trade accounts payable	4,308	1,170
Current portion of long-term debt (Note 8)	647	614
Current portion of obligations under capital leases	—	5
Accrued expenses	2,895	1,854
Income taxes payable	1,197	457
Deferred revenue (Note 1 (o))	428	634
Current deferred income tax liability (Note 5)	—	32
Other current liabilities	385	1,237
Total current liabilities	9,860	6,003

Long-term debt, excluding current portion (Note 8)	5,171	5,818
Provision for warranty (Note 1 (p))	646	438
Total liabilities	15,677	12,259

Commitments and contingencies (Notes 7 and 15)

Stockholders’ equity: (Note 9)
Common stock, no par value, 10,507,810 shares issued and outstanding at December 31, 2003 and 2002	3,230	3,230
Additional paid-in capital	22,317	22,317
Retained earnings	29,813	24,486
Accumulated other comprehensive income (loss)	(1,308)	(140)
Total stockholders’ equity	54,052	49,893
Total liabilities and stockholders’ equity	69,729	62,152

Consolidated Statements of Income (Loss)

(in thousands of €, except share data)

Years ended December 31,	2003	2002	2001
Revenues (Notes 13 and 14)	44,757	30,550	26,463
Cost of goods sold (Note 11)	19,402	12,208	17,383
Gross profit	25,355	18,342	9,080

Operating expenses:
Research and development (Note 1 (q))	6,506	6,664	7,916
Selling, general and administrative (Note 12)	12,981	12,003	14,572
Amortization of goodwill (Note 1 (l))	—	—	256
Total operating expenses	19,487	18,667	22,744

Income (loss) from operations	5,868	(325)	(13,664)

Other income (expense):
Interest income	534	742	890
Interest expense	(398)	(374)	(62)
Other income	176	117	84
Foreign currency exchange gain (loss) (Note 1 (u))	(212)	(1,982)	725
Net other income (expense)	100	(1,497)	1,637

Income (loss) before income taxes	5,968	(1,822)	(12,027)
Income taxes (Note 5)	641	620	(3,293)

Net income (loss)	5,327	(2,442)	(8,734)

Basic earnings per share (Note 1 (v))	0.51	(0.23)	(0.83)

Weighted average number of common shares outstanding (Note 1 (v))	10,507,810	10,507,810	10,507,810

Diluted earnings per share (Note 1 (v))	0.50	(0.23)	(0.83)

Diluted weighted average number of common shares outstanding (Note 1 (v))	10,594,819	10,507,810	10,507,810

Consolidated Statements of Stockholders’

Equity and Comprehensive Income (Loss)

(in thousands of €, except share data)	Common Stock		Additional paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Stockholders’ Equity
	Number of Shares	Amount
Balance at December 31, 2000	10,507,810	3,230	21,199	35,662	(482)		59,609

Comprehensive income (loss)
Net income (loss) for year	—	—	—	(8,734)	—	(8,734)	(8,734)
Foreign currency translation adjustment	—	—	—	—	23	23	23

Total comprehensive income (loss)						(8,711)
Stock plans	—	—	748	—	—		748

Balance at December 31, 2001	10,507,810	3,230	21,947	26,928	(459)		51,646

Comprehensive income (loss)
Net income (loss) for year	—	—	—	(2,442)	—	(2,442)	(2,442)
Foreign currency translation adjustment	—	—	—	—	319	319	319

Total comprehensive income (loss)						(2,123)
Stock plans	—	—	370	—	—		370

Balance at December 31, 2002	10,507,810	3,230	22,317	24,486	(140)		49,893

Comprehensive income (loss)
Net income (loss) for year	—	—	—	5,327	—	5,327	5,327
Foreign currency translation adjustment	—	—	—	—	(1,168)	(1,168)	(1,168)

Total comprehensive income (loss)						4,159

Balance at December 31, 2003	10,507,810	3,230	22,317	29,813	(1,308)		54,052

Consolidated Statements of Cash Flows

(in thousands of €)

Years ended December 31,	2003	2002	2001
Cash flows from operating activities
Net income (loss)	5,327	(2,442)	(8,734)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	764	830	938
Provision for doubtful debts	(43)	(19)	44
Loss on disposal of fixed assets	63	—	37
Deferred tax expense (benefit)	(677)	(49)	(3,655)
Amortization of goodwill	—	—	255
Stock-based compensation expense	—	370	748
Changes in assets and liabilities:
Decrease (increase) in trade accounts receivable	(6,322)	(4,140)	25,685
Decrease in inventories	608	5,218	650
Decrease (increase) in prepaid expenses and other current assets	471	2,549	(119)
Decrease (increase) in other assets	59	(114)	28
(Decrease) increase in trade accounts payable	3,366	(785)	(8,334)
(Decrease) increase in accrued expenses	1,191	(955)	(971)
(Decrease) increase in income taxes payable	824	(1,097)	(2,306)
(Decrease) increase in other current liabilities	(771)	1,830	(1,147)
(Decrease) increase in provision for warranty services	207	151	(992)

Net cash provided by operating activities	5,067	1,347	2,127

Cash flows from investing activities
Additions to property and equipment	(326)	(1,983)	(3,622)

Net cash used in investing activities	(326)	(1,983)	(3,622)

Cash flows from financing activities
Repayment of borrowings	(615)	(470)	(264)
Proceeds from borrowings	—	6,400	—
Capital lease payments	(5)	(5)	(5)

Net cash provided by (used in) financing activities	(620)	5,925	(269)

Increase (decrease) in cash and cash equivalents	4,121	5,289	(1,764)
Impact of exchange rate movements on cash	(471)	(61)	16
Cash and cash equivalents at beginning of period	25,880	20,652	22,400
Cash and cash equivalents at end of period	29,530	25,880	20,652

Supplemental disclosure
Cash paid during period for interest	398	378	60
Income taxes paid	488	1,734	2,935

Notes to the Consolidated Financial Statements

(in thousands of €)

December 31, 2003 and 2002

1 Summary of Significant Accounting Policies

a Basis of Presentation

•    The accompanying consolidated financial statements present the results of operations, financial position and cash flows of ICOS Vision Systems Corporation NV (“ICOS” or “the Company”) and its subsidiaries (ICOS together with its subsidiaries, “the Group”).

•    The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. They reflect adjustments made for US reporting purposes which are not recorded in the Company’s Belgian statutory accounts.

b Description of Business

•    ICOS was incorporated in Belgium in 1989. The Company was incorporated to act primarily as a holding company through which management and certain investors purchased a controlling interest in ICOS Vision Systems NV (“IVS”). IVS was incorporated in 1982 in Belgium, to design, develop, manufacture, market, sell and support machine vision and inspection systems for industrial applications. IVS owns 100% of the common issued shares of its two operating subsidiaries, ICOS Vision Systems, Inc. (“INC”), located in Santa Clara, United States of America, and ICOS Vision Systems, Ltd. (“LTD”), located in Yokohama, Japan. The subsidiaries of IVS, provide sales and support services in their regional markets.

•    On July 23,1998, ICOS acquired 100% ownership of ICOS Vision Systems GmbH (formerly Qtec Industrie-Automation GmbH) (“GMBH”), located in Oberhaching, Germany. This subsidiary operates primarily as a R&D center for the Group and provides sales and support services for the non-semiconductor applications.

•    In addition, ICOS incorporated on December 27, 2002, a new subsidiary ICOS Vision Systems Limited (“ICOS HK”), in Hong Kong, and effective January 1, 2003, the operations of the previous IVS’ branch office in Hong Kong, were transferred to this newly incorporated subsidiary. Also during the year 2003, ICOS incorporated on May 14, 2003, a new subsidiary ICOS Vision Systems Pte. Ltd. (“ICOS SG”), in Singapore, and effective June 1, 2003, the operations of the previous IVS’ branch office in Singapore, were transferred to this newly incorporated subsidiary.

c Principles of Consolidation

•    At December 31, 2003, the Company owns substantially all of the outstanding shares of IVS (99.9%), of GMBH (100%), of ICOS HK (100%) and of ICOS SG (100%). Accordingly, the consolidated

Notes to the Consolidated Financial Statements

(in thousands of €)

financial statements include the accounts of ICOS, GMBH, ICOS HK, ICOS SG and the consolidated accounts of IVS, including its two wholly-owned subsidiaries INC and LTD. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

d Foreign Currencies

Functional Currency

•    The Group’s major operations are located in Belgium. Revenues are denominated in several currencies, of which the majority was denominated in Euro. At the same time, the majority of the expenses were also incurred in Euro. During the year 2001, all entities of the Group within Europe changed their functional currency to Euro following the introduction of the Euro currency within the participating countries of the European Community. Accordingly, the functional currency of ICOS, IVS and GMBH is Euro.

•    The functional currencies of the two other ICOS subsidiaries are the Hong Kong dollar (HK$ or HKD) for ICOS HK and the Singapore dollar (S$ or SGD) for ICOS SG. The functional currencies of the IVS subsidiaries are the United States dollar ($ or U.S. dollar) for INC and the Japanese Yen (JPY) for LTD.

Foreign Currency Translation

•    The income statements and balance sheets of INC, LTD, ICOS HK and ICOS SG are translated into Euro using the current rate method. Under the current rate method, the assets and liabilities of these entities are translated at exchange rates in effect at the end of the period, and revenues and expenses are translated at the average exchange rate during the period. All cumulative translation gains or losses are included in accumulated other comprehensive income.

•    Movements on the consolidated cash flow statements are translated into Euro at average exchange rates during the periods and, accordingly, may not correspond exactly with related movements on the balance sheets.

Foreign Currency Transactions

•    Exchange gains and losses arising from transactions denominated in foreign currencies are included in the accompanying consolidated statements of income (loss).

e Use of Estimates

•    The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The Group uses estimates in its normal course of business to evaluate warranty, excess and obsolete inventory, deferred tax assets and other provisions. Actual results could differ from those estimates.

Notes to the Consolidated Financial Statements

(in thousands of €)

f Revenue Recognition

•    The Group recognizes revenues from the sale of its vision and inspection systems and of spare parts upon delivery for OEM products and installation for inspection machines provided that transfer of title and risk of loss has passed to the customer, that no significant obligation remains and the collection of the related trade account receivable is reasonably assured. The Group has no significant contractual post-shipment support obligations to its customers, except for certain warranty obligations discussed in Note 1 (p). Transport and handling costs are recorded in cost of goods sold in the same period the related revenue is recognized.

g Derivative Financial Instruments and Hedging Activities

•    In accordance with SFAS No. 133, Accounting for Derivative Instruments and Certain Hedging Activities and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS No. 133, all derivative instruments are recorded on the balance sheet at their respective fair values.

•    As at and for the years ended December 31, 2003 and 2002, the Group did not enter into any forward exchange contracts, nor any derivative instruments.

•    The carrying amounts of cash and cash equivalents, trade accounts receivable, other current assets, trade accounts payable and accruals meeting the definition of financial instruments, approximate their fair values due to the short maturity of these items.

h Cash and Cash Equivalents

•    The Group considers its term deposits, which have maturities of three months or less as of the date acquired by the Group, to be cash equivalents.

i Inventories

•    Inventories comprise materials, direct labor and manufacturing costs and an appropriate allocation of certain indirect overhead costs and are stated at the lower of cost (determined on a weighted average basis) or market. Management performs periodic reviews of inventory and provides for excess and obsolete inventory or disposes of such inventory as considered necessary.

j Income Taxes

•    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and to operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Notes to the Consolidated Financial Statements

(in thousands of €)

k Other Assets

•    Other non current assets consist primarily of a License for handling technology, acquired in 2002 for a total amount of € 506, and deposits. The license is recorded at cost and is being amortized, as of 2003, over its useful life (8 years).

•    During 1999, IVS started the implementation of an expanded enterprise resource planning and management information system, SAP R/3, for a total investment of € 720. This cost is being amortized on a straight-line basis over a five-year period, representing the estimated useful life of the asset.

l Goodwill

•    Goodwill of € 2,044 was recorded with the acquisition of GMBH during 1998. It has been recorded at cost and was being amortized on a straight-line basis over an eight-year period, being the estimated useful life of the asset. Amortization expense amounted to € 256 for the year ended December 31, 2001.

•    The Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that the intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

•    Had amortization of goodwill not been recorded in the fiscal year ended December 31, 2001, net earnings would have increased by € 256 net of taxes, and basic and diluted earnings per share would have increased by € 0.02.

Notes to the Consolidated Financial Statements

(in thousands of €)

m Property and Equipment

•    The Group records property and equipment at cost and then provides for depreciation using the straight-Line method over the estimated useful Lives of the assets as follows:

Estimated Useful Life
Machinery and equipment	5 years
Vehicles	4 years
Computer equipment	4 years
Furniture	7 years
Leasehold improvements	5 years
Building	40 years

•    When property and equipment is retired or sold, its cost and the related accumulated depreciation are written off and the resulting gain or loss is included in income.

•    Property and equipment under capital leases was stated at the present value of the minimum lease payments, and was amortized using the straight-line basis over the shorter of the lease term or estimated useful life of the asset.

n Impairment of Long-Lived Assets

•    SFAS No. 144 provides a single accounting model for impairment of long-lived assets, other then goodwill, and assets to be disposed of. The Company adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not affect the Company’s financial statements.

•    In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

•    Goodwill and intangible assets not subject to amortization are tested annually in the course of the fourth quarter of each fiscal year, for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. The Group believes that no such impairment exists at December 31, 2003.

Notes to the Consolidated Financial Statements

(in thousands of €)

o Deferred revenue

•    Deferred revenue relates to sales in the ordinary course of business of the Group’s products, the installation of which was incomplete at the balance sheet date.

p Warranties

•    The Group provides warranty coverage on its products from the date of shipment. The warranty period is generally 12 to 24 months. Management has estimated the cost of warranty coverage to be approximately 2% of revenues derived from the last year sales of end user products. This estimation is subject to review and may be changed when deemed appropriate by management. Estimated costs related to the warranty are accrued in the period of revenue recognition. Warranty expense is included in selling, general and administrative expenses.

q Research and Development

•    The Group engages in research and development to enhance existing products and to develop new products to meet new market opportunities. The Group expenses research and development costs as incurred. The Group has carefully evaluated the technological feasibility of its products during the development stage in accordance with SFAS No. 86, Accounting for the Costs of Computer Software To Be Sold, Leased or Otherwise Marketed.

•    The Group sells products in a market that is subject to rapid technological change, new product development and changing customer needs. Accordingly, the Group has concluded that it cannot determine technological feasibility until the development stage of the product is nearly complete. The time period during which costs could be capitalized from the point of reaching technological feasibility until the time of general product release is very short and, consequently, the amounts that could be capitalized are not material to the Group’s financial position or results of operations.

•    The Regional Government of Flanders and the European Community provide non-refundable financial support for certain research and development projects, which is used to offset gross research and development expenses. This financial support is recorded when cash is received and the expenses have been incurred. The Group incurred research and development expenses as follows:

Years ended December 31,	2003	2002	2001
Research and development expense, net of government funding	6,506	6,664	7,916
Government funding	502	339	320
Total gross research and development	7,008	7,003	8,236

Notes to the Consolidated Financial Statements

(in thousands of €)

r Commitments and Contingencies

•    Liabilities for Loss contingencies arising from claims, assessments, Litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

s Stock Option Plan

•    The Company recognizes compensation costs using the intrinsic value based method described in APB No. 25, Accounting for Stock Issued to Employees. SFAS No. 123 permits the continued use of the intrinsic value based method, but requires additional disclosures, including pro forma calculations of net income and earnings per share, as if the fair value method of accounting prescribed by SFAS No. 123 had been applied in respect of the Employee Stock Plans in 2003, 2002 and 2001.

•    Had the Company determined compensation cost based on the fair value at the grant date for the Employee Stock Plans under SFAS No. 123, the Company’s net income would have been reduced to the pro forma amounts indicated below.

	2003	2002	2001
Net income (loss), as reported	5,327	(2,442)	(8,734)

Add stock-based employee compensation expense included in reported net income (loss), net of tax	—	370	748
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax	(264)	(456)	(835)

Pro forma net income (loss)	5,063	(2,528)	(8,821)

Basic earnings per share, as reported	0.51	(0.23)	(0.83)
Basic earnings per share, pro forma	0.48	(0.24)	(0.84)
Diluted earnings per share, as reported	0.50	(0.23)	(0.83)
Diluted earnings per share, pro forma	0.48	(0.24)	(0.84)

•    The per share weighted-average fair value of stock purchase rights granted during 2003, 2002 and 2001, was € 2.06, € 7.04 and € 3.53, respectively, on the date of grant using the Black Scholes option-pricing model based on the following weighted-average assumptions.

	2003	2002	2001
Expected dividend yield	—	—	—
Expected volatility factor	50%	50%	50%
Risk free interest rate	2.08%	3.95%	3.35%
Expected life in months	58	—	5

Notes to the Consolidated Financial Statements

(in thousands of €)

t New Accounting Pronouncements

•    On April 30, 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (the Statement). The Statement amends Statement 133 to clarify the definition of a derivative, expand the nature of exemptions from Statement 133, clarify the application of hedge accounting when using certain instruments, clarify the application of paragraph 13 of Statement 133 to embedded derivative instruments in which the underlying is an interest rate, and modify the cash flow presentation of derivative instruments that contain financing elements. The provisions of this Statement are effective for contracts entered into or modified after June 30, 2003 and hedging relationships designated after June 30, 2003. The adoption of SFAS no. 149 did not have a material effect on the Company’s financial statements.

•    On May 15, 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (the Statement). The Statement requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding instruments that embody obligations for the issuer. Generally, the Statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material effect on the Company’s financial statements.

u Risks and Uncertainties

Nature of operations

•    The Company is active in a rapidly changing market and depends on the cyclical demand of the semiconductor and electronic assembly industries, which may affect its financial condition and results of operation. Furthermore, the market for the Company’s products is characterized by rapidly changing technology. The Company’s future success will depend upon its ability to enhance its existing products and to develop and introduce new products to meet customer requirements and address technological developments.

Customer Concentration

•    The Company markets and sells its products to a broad base of customers including original equipment manufacturers (OEMs), and component manufacturers. The Company anticipates that a significant portion of its revenues will continue to be derived from a relatively small number of customers (Note 14). A loss of, or reduction or delay in, orders from these or other significant customers, including reductions or delays due to market, economic or competitive conditions in the semiconductor or electronic assembly industries, could have a material adverse effect on the Company’s business, financial condition and results of operations.

Notes to the Consolidated Financial Statements

(in thousands of €)

International Operations

•    The Company’s business is conducted world-wide, primarily in Europe, Japan, Rest of Asia and the United States. As a result, the Company’s revenues and profits are, to a very high degree, subject to the general economic conditions in such areas. There can be no assurance that a change in the economic conditions within one or more of these areas will not have a material adverse effect on the Company’s business, financial condition and results of operations. Further, the Company’s business may be adversely affected by risks inherent in international operations, including fluctuations in currency exchange rates, transportation delays or interruptions from international suppliers, various regulatory requirements, political and economic changes, greater difficulties in trade accounts receivable collection, and possibly adverse tax consequences.

•    Following the change in 2003 from U.S. dollar to Euro as our main invoicing currency, despite the continued further depreciation of the U.S. dollar versus the Euro, we recorded € 0.2 million of foreign currency exchange losses in 2003 compared to € 2.0 million of foreign currency exchange losses in 2002.

Inventories

•    The Company maintains a level of inventory of which some portion may be for certain products in excess of the Company’s current requirements based on the recent level of sales. Management is closely monitoring the inventory levels, taking into consideration the industry market conditions, and believes no additional loss will be incurred on its disposition over the amounts provided for in 2003 (Note 11). No estimate can be made of a range of amounts of loss that are reasonably possible should the market conditions in the semiconductor or electronic assembly industries deteriorate from the current level of sales.

Concentration of Credit Risks

•    The Company sells products to customers located throughout the world. The Company in many cases does not require collateral. The Company maintains credit procedures to evaluate the credit worthiness of prospective customers and monitors closely the collection of accounts receivable. Issues regarding customer accounts are immediately brought to the attention of management for resolution.

v Net Earnings per Share

•    The Company reports basic and diluted earnings per share (“EPS”). Basic EPS is based on the weighted average number of shares outstanding during the periods, while diluted EPS additionally includes the dilutive effect of the Company’s outstanding stock options computed using the treasury stock method.

Notes to the Consolidated Financial Statements

(in thousands of €)

2 Inventories

Inventories consisted of the following:

December 31,	2003	2002
Raw materials	5,790	7,656
Work-in-progress	4,395	5,189
Finished goods	3,751	3,230

	13,936	16,075
Less allowance for inventory write-down (Note 11)	(3,255)	(4,387)

Net inventories	10,681	11,688

3 Net Property and Equipment

Property and equipment consisted of the following:

December 31,	2003	2002
Land	615	615
Buildings	9,297	9,127
Machinery and equipment	2,547	1,660
Computers, vehicles and furniture	3,701	3,769
Assets under lease	—	1,155

	16,160	16,326
Less accumulated depreciation and amortization	(6,964)	(6,741)

Net property and equipment	9,196	9,585

Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was € 481, € 686 and € 794, respectively.

4 Other Assets

Other assets consisted of the following:

	Licenses and patents	SAP information system	Deposits and rights	Other	Total
Balance at December 31, 2002	506	112	268	—	886
Additions and other changes	—	—	(19)	32	13
Less amortization or impairment	(177)	(106)	—	—	(283)

Balance at December 31, 2003	329	6	249	32	616

Notes to the Consolidated Financial Statements

(in thousands of €)

5 Income Taxes

Income tax expense (benefit) consisted of the following:

Years ended December 31,	2003	2002	2001
Current
Belgium	—	(14)	—
Rest of the world	1,304	682	446

	1,304	668	446
Deferred
Belgium	(171)	(48)	(3,883)
Rest of the world	(492)	—	144

	(663)	(48)	(3,739)
	641	620	(3,293)

Income (loss) before taxes was derived from the following sources:

Years ended December 31,	2003	2002	2001
Belgium	(2,151)	(4,721)	(11,973)
Rest of the world	8,119	2,899	(54)

	5,968	(1,822)	(12,027)

•    The actual income tax expense (benefit) for the years ended December 31, 2003, 2002 and 2001 differs from the “expected” tax computed by applying the Belgian corporate income tax rate of 33.99% to income before taxes in the year ended December 31, 2003 and by applying the Belgian corporate income tax rate of 40.17% to income before taxes in the years ended December 31, 2002 and 2001 as follows:

Years ended December 31,	2003	2002	2001
Computed “expected” tax expense (benefit)	2,028	(732)	(4,831)
Deductions related to changes in Belgium Corporate Tax rate to 33.99% as of fiscal year 2003	—	688	—
Investment deductions	(129)	(301)	(126)
Tax on undistributed earnings	66	(28)	(191)
Increase (decrease) in valuation allowance	(982)	172	1,066
Non-deductible amortization of goodwill	—	—	103
Disallowed expenses	133	70	60
Non-deductible stock-based compensation expense	—	149	300
Differences in foreign tax rates	(740)	449	218
Other	265	153	108

Income tax expense (benefit)	641	620	(3,293)

•    As of the Fiscal Year 2003, Belgian Corporate Tax rate has been reduced to 33.99% from 40.17%. As a result of the enactment of this new Corporate Tax rate on December 31, 2002, the deferred tax assets and liabilities of the Company have been reduced accordingly.

Notes to the Consolidated Financial Statements

(in thousands of €)

•    Deferred income taxes reflect the tax impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by current tax laws and regulations. The tax effects of the temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2003 and 2002 are as follows:

December 31,	2003	2002
Deferred tax assets
Intra-Group profit in inventory	238	101
Tax operating loss carry forwards	5,236	5,639
Intangible assets	664	582
Other	161	39

Total gross deferred tax assets	6,299	6,361
Less valuation allowance	(623)	(1,605)

Total net deferred tax assets	5,676	4,756

Deferred tax liabilities
Inventory cost adjustments	(175)	(132)
Accelerated tax depreciation of property and equipment	(1,148)	(985)
Deferred undistributed earnings of subsidiaries	(354)	(287)
Other	(25)	(41)

	(1,702)	(1,445)
Net deferred tax assets	3,974	3,311

•    The Group principally classifies intra-Group profit in inventory and inventory cost adjustments as a current deferred tax asset (liability). The remaining temporary differences are classified as noncurrent.

•    The Group considers that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets, except in respect of certain foreign subsidiaries where there is doubt about the exact timing of return to profitability and, therefore, the realization of the foreign subsidiaries net operating loss carry forwards and other deferred tax assets is uncertain.

•    The valuation allowance for net deferred tax assets decreased by € 982 during the year 2003 and increased by € 172 during the year 2002. Subject decrease in 2003 is mainly explained by the release of a valuation allowance on deferred tax assets in our Japanese subsidiary, following the improved business conditions and outlook for 2004. The Group has available net operating loss carryforwards, totaling approximately € 15.2 million, of which € 12.7 million may be carried forward indefinitely. The remainder of € 2.5 million will expire in the years through 2023.

Notes to the Consolidated Financial Statements

(in thousands of €)

6 Credit Facilities

•    The Group is able to draw down funds from Lines of credit available from the Fortis Bank and Dexia Bank in Belgium. The total borrowing capacity of these facilities at December 31, 2003 and 2002 amounted to € 5,756. The interest rates applicable to the Fortis Bank and Dexia Bank credit lines in Belgium are the market rates. Revisions to the interest rates are based on market fluctuations.

•    During 2003 and 2002, the Company had zero outstanding under the line of credit facilities and other short-term borrowings.

•    The weighted average cost of short-term debt, including the current portion of long-term debt, at December 31, 2003 and 2002 approximated 6.99%.

7 Leases

•    The Company has several non-cancelable operating leases, primarily for motor vehicles and office premises, which expire over the next three to five years. These leases generally contain renewal options for periods ranging from three to five years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) amounted to € 734, € 733 and € 744 for the years ended December 31, 2003, 2002 and 2001, respectively.

•    Future minimum lease payments under non-cancelable operating leases (with initial remaining lease terms in excess of one year) as of December 31, 2003 are:

Year ending December 31,	Operating Leases
2004	543
2005	488
2006	402
2007	322
2008	321

Total minimum lease payments	2,076

Notes to the Consolidated Financial Statements

(in thousands of €)

8 Long-Term Debt

Long-term debt consisted of the following obligations:

December 31,	2003	2002
Construction loan due December 2005 With interest at 7.50% (1)	74	111
Loan from bank due December 2005 With interest at 7.25% (2)	84	126
Construction loan from bank due February 2006 With interest at 7.60% (3)	112	149
Construction loan from bank due March 2012 With interest at 6.30% (4)	1,734	1,889
Construction loan from bank due March 2012 With interest at 6.30% (5)	3,814	4,157

Total	5,818	6,432
Less current portion	(647)	(614)

Long-term debt, excluding current portion	5,171	5,818

(1)	This construction loan for the previous premises of the Company is held with Dexia Bank. Interest is payable quarterly on the principal outstanding. Principal of € 37 is repayable annually with a final repayment in December 2005 of € 37.
(2)	The loan from Fortis bank, due December 2005 was obtained to finance the acquisition of new land. Interest is payable quarterly. Principal of € 42 is repayable annually.
(3)	The loan repayable in February 2006 is held with the Fortis Bank. The loan was taken out to finance the construction of the previous premises of the Company. Interest is payable quarterly. The principal is repayable in annual installments of € 37.
(4)	The loan of € 2.0 million from Dexia Bank, repayable in March 2012 was taken out to finance the construction of the current premises of the Company. Interest is payable quarterly. The total quarterly installments, including interest, amount to € 68.
(5)	The loan of € 4.4 million from Dexia Bank, also repayable in March 2012 was taken out to finance the construction of the current premises of the Company. Interest is payable quarterly. The total quarterly installments, including interest, amount to € 149.

Notes to the Consolidated Financial Statements

(in thousands of €)

•    The estimated fair value of long-term debt is approximately € 6,058 and € 6,940 at December 31, 2003 and 2002, respectively. The estimated fair value of debt is based on borrowing rates currently available with similar terms and average maturities.

•    The aggregate maturities of long-term debt (excluding obligations under capital leases) for the year ending December 31, 2004 and each of the subsequent years ending December 31, are as follows:

2004	647
2005	681
2006	638
2007	640
2008	681
2009 and thereafter	2,531

Total	5,818

9 Stockholders’ Equity

•    Common shares have no par value. Each share has one voting right attached to it, and there is only one class of common shares. Under Belgian law, the capital structure of the Company, including the number of shares authorized and outstanding, is adopted in the Company’s Articles of Association and may be changed by the shareholders. Until July 7, 2007, the Board is permit ted to increase the capital of the Company by a maximum of € 3,574 without obtaining the consent of the shareholders.

Common shares

•    For the three years ended December 31, 2003, 2002 and 2001, the number of common shares outstanding has not changed from 10,507,810.

•    At December 31, 2003 and 2002, management owned approximately 15.7% and 15.6%, respectively, of the outstanding common shares of ICOS. In addition, non-management directors and affiliates owned approximately 18.2% and 18.0% of the outstanding common shares of ICOS at December 31, 2003 and 2002, respectively. Private and institutional investors own the remainder of the shares.

Legal reserves

•    Included in the retained earnings are legal reserves of € 1,079 at December 31, 2003. Under Belgian Law, such reserves are not available for distribution to shareholders.

Notes to the Consolidated Financial Statements

(in thousands of €)

10 Employee Stock Option Plans

a 2002 Personnel Stock Option Plan

•    On November 15, 2002, the Board of Directors decided to set up a Personnel Stock Option Plan in the context of which a maximum of 250,000 new shares may be issued.

•    The Personnel Stock Options are securities that are not as such regulated in the Belgian Company Code. They consist of a right to subscribe for a share, such right having all characteristics of a warrant, it being understood, however, that the Company upon the exercise of a Personnel Stock Option may sell one existing share of the Company. Each Personnel Stock Option entitles the holder thereof to one share, it being understood that the obligation of the Company to proceed to the issue of a new share upon the exercise of a Personnel Stock Option, lapses if, and as of the moment that, the Company within a certain period of time as of notification of the exercise, has proceeded, or has allowed a third party to proceed, to the sale of one existing share of the Company in consideration for the exercise price. Upon the exercise of a Personnel Stock Option, one existing share will be delivered (rather than a new share issued) to the relevant holder of the Personnel Stock Options if, and to the extent that:

•    (i) the Company at the end of the relevant exercise period, holds own shares; and (ii) the Company believes that it may validly transfer such shares to the holder of the Personnel Stock Options that have been exercised; and (iii) the Company has purchased the own shares that would be sold to the holder of the Personnel Stock Options that have been exercised, at a price that is lower than the exercise price of the Personnel Stock Options.

•    The offer of an aggregate of 245.300 Personnel Stock Options has been accepted on February 17, 2003 by the beneficiaries. Out of such 245.300 Personnel Stock Options, 25% are exerciseable under certain conditions from January 1, 2004 until December 5, 2009, 25% are exerciseable under certain conditions from January 1, 2005 until December 5, 2009, 25% are exerciseable under certain conditions from January 1, 2006 until December 5, 2009, and 25% are exerciseable under certain conditions from January 1, 2007 until December 5, 2009.

•    The exercise price of the Personnel Stock Options amounts to U.S. dollar 5.50.

b 1997 Employee Stock Purchase Plan

•    In April 1997, the Company had established a 1997 Employee Stock Purchase Plan (the “1997 Plan”). In connection with this Plan, in April and May 1997, the Company sold to N.V. Fortis Private Equity (“FPE”), 773,764 shares of common stock at a price of € 1.2 per share under an arrangement whereby FPE was holding these shares for resale to employees of the Company. Concurrently with the sale, FPE granted the right to purchase the 773,764 shares to a committee of senior management of the Company (the “Committee”) exerciseable on or before May 31, 2002.

Notes to the Consolidated Financial Statements

(in thousands of €)

•    A summary of the Plan transactions during the two years ended December 31, 2002 follows:

	2002		2001
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	136,983	1.59	135,302	1.37
Granted	7,427	1.76	141,209	1.73
Exercised	(137,231)	1.61	(113,646)	1.55
Forfeited	(7,179)	1.44	(25,882)	1.37

Outstanding at end of year	—	—	136,983	1.59

Available for grant at year-end	—		248

•    All rights were exercised in the year they became exerciseable. Employees who exercised their rights must hold the shares for a period of two years, following which they may be sold without restriction.

•    Compensation expense was recorded on these rights in 2002 and 2001, for amounts of € 370 and € 748, respectively.

11 Material losses resulting from the write-down of inventory

•    Due to changing market conditions in the semiconductor and electronic assembly industry, in 2001 management conducted a thorough review of the inventory in all of its product lines. As a result, a provision for inventory losses of € 6.0 million was charged against cost of goods sold in 2001 to write down inventory to its net realizable value. This was based on the Company’s best estimates of product sales and customers demand patterns and its plans to transition its products.

12 Restructuring charge

•    In June and November 2001, the Company implemented cost-realignment programs to organize the Company for the current sales levels in reducing the fixed cost structure of the Group. In total, the Company recorded € 616 of costs associated with its restructuring plans in the year 2001, primarily for employee severance. This charge was included in “Selling, general and administrative expenses” and was fully paid prior to December 31, 2001.

Notes to the Consolidated Financial Statements

(in thousands of €)

13 Segment Disclosures and Related Information

•    The Company has adopted the disclosure requirements of SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Group operates in the machine vision industry. This involves the development, manufacture, sale and support of machine vision and inspection systems for the semiconductor and electronic assembly industries. The Company has three product lines that are vertically integrated: the vision board is integrated within the system-level product line and the latter is integrated within the inspection machine line. As these product lines are inter-related and integrated from a R&D, selling and production standpoint, the operating profitability of the Company is monitored on an integrated basis. Therefore, management considers that based on these aggregation criteria, only one operating segment is applicable.

Disclosure of Geographic Information:

Revenues by Destination

Years ended December 31,	2003	2002	2001
Germany	8,126	5,035	5,571
Belgium	262	10	321
Other European Countries	2,668	2,865	3,859
United States	4,779	1,537	1,980
Japan	7,169	5,958	5,664
Taiwan	7,943	6,537	1,709
SMT (Singapore, Malaysia & Thailand)	7,576	2,473	3,491
Other Foreign Countries	6,234	6,135	3,868

Total	44,757	30,550	26,463

Long-lived Assets

December 31,	2003	2002	2001
Belgium	8,928	9,088	7,692
Other Countries	268	497	612

Total	9,196	9,585	8,304

14 Significant Customers

•    The Company had two significant customers who accounted for approximately 12% and 11%, respectively, of revenues during the year ended December 31, 2003. The Company had three significant customers who accounted for approximately 15%, 11% and 11%, respectively, of revenues during the year ended December 31, 2002. The Company had two significant customers who accounted for approximately 14% and 10%, respectively, of revenues during the year ended December 31, 2001.

Notes to the Consolidated Financial Statements

(in thousands of €)

15 Commitments and Contingencies

SCANNER litigation

•    In July 2000, SCANNER Technologies Corporation in the United States of America served the Company with a summons and complaint. The complaint alleged infringement by the Company of recently issued patents. Although the Company believed that its technology and products did not infringe any of these patents, it settled the case in 2003 for the majority of the systems. For the remainder of the systems, the Court ruled that the Company was not infringing the patents. The Company had recorded provisions in respect of related legal expenses amounting to approximately € 0.5 million and € 1.0 million at December 31, 2002 and 2001, respectively. The settlement fee of U.S. dollar 450,000 was paid in 2003 and was covered by these provisions.

•    Scanner appealed this ruling in 2003. The oral hearing in the appeal took place on February 6, 2004. The Court ruling is expected in the next 90 days counted from the date of the oral hearing, but there are no guarantees on the timing of the ruling.

•    If the Company is successful in the appeal, the litigation with Scanner is expected to be over. If the Company is not successful, it believes that it has meritorious defenses to Scanner’s allegations and will decide at that time whether or not to pursue these defenses in a further appeal. The Company believes that as sales of the alleged infringing product have been limited, an adverse ruling in the appeal will not have a significant impact on the Company, other than legal expenses. It is the Company’s intention to continue to vigorously defend its interests.

Acquisition of JoinTech Precision Equipment (Shenzhen) Co. Ltd.

•    On September 22, 2003, the Company announced that it has agreed to acquire all of the outstanding shares of JoinTech Precision Equipment (Shenzhen) Co. Ltd., in exchange for approximately U.S. dollar 200,000. Jointech, located in Shenzhen, China, near the Hong Kong border, handles final assembly and quality control of inspection machines. The finalization of this transaction is subject to a variety of conditions prior to closing.

ICOS Vision Systems Corporation NV and subsidiaries	Schedule II

Valuation and Qualifying Accounts

(in thousands of EURO)

Description	Balance at beginning of period	Additions (charged to costs and expenses)	Deductions (write-offs)		Balance at end of period
Allowance for doubtful debts
2001	93	76	32		137
2002	137	—	19		118
2003	118	—	43		75

Reserve for inventory obsolescence
2001	211	5,989	212		5,988
2002	5,988	267	1868	*	4,387
2003	4,387	120	1252	*	3,255

*	During 2002 and 2003, certain inventory previously reserved for as excess or obsolete, was disposed of through sales to customers (or otherwise disposed of). The inventory reserve is released as the related inventory is disposed of.

INDEPENDENT AUDITORS’ REPORT ON SCHEDULE II

Valuation and Qualifying Accounts

The Board of Directors and Shareholders of

ICOS Vision Systems Corporation NV:

Under date of February 18, 2004, we reported on the consolidated balance sheets of ICOS Vision Systems Corporation NV, a Belgian corporation, and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income (loss), stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2003, which are included in this Annual Report on Form 20-F.

In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule included herein. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Klynveld Peat Marwick Goerdeler

Bedrijfsrevisoren

Represented by Jos Briers.

Brussels, Belgium

February 18, 2004

EXHIBIT INDEX

Exhibit Number	Title

1.01	Restated Articles of Association of the Registrant°

2.01	Specimen Registered Certificate Common Stock (incorporated by reference to Exhibit 4.01 to the Registrant’s Registration Statement on Form F-1) (Registration No. 333-7906)

2.02	Description of Capital Stock (incorporated by reference to the “Additional Information” section of the Registrant’s Registration Statement on Form F-3) (Registration No. 333-97551)

4.01	Distribution Agreement between the Company and Marubun (incorporated by reference to Exhibit 10.01 to the Registrant’s Registration Statement on Form F-1) (Registration No. 333-7906)

4.02	Qtec Acquisition Agreement (incorporated by reference to Exhibit 2.01 to the Company’s Annual Report on Form 20-F for the year ended December 31, 1998)

4.03	Credit Facility with Dexia Bank, dated February 26, 2002 (incorporated by reference to Exhibit 4.03 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001)

4.04	ICOS Vision Systems Corporation NV 2002 Stock Option Plan° (incorporated by reference to Exhibit 4.04 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002)

8.01	Subsidiaries of the Company

11.01	Code of Ethics

12.01	Certification of Principal Executive Officer

12.02	Certification of Principal Financial Officer

13.01	Certification Pursuant to Section 906 Of The Sarbanes-Oxley Act Of 2002 (Subsections (A) And (B) Of Section 1350, Chapter 63 Of Title 18, United States Code)

14.01	Consent of Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren (Independent Auditors for the Company)

°	Translated in full or summary version; the original language version is on file with the Registrant and is available upon request.