Form 20-F
period 2004-12-31
ICOS VISION SYSTEMS CORP N V
filed 2005-04-07
CIK 1049253

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004.

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2004: 10,527,310 shares of Common Stock.

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

Item 17 ☐    Item 18 ☒

i

EXPLANATORY NOTE

ICOS Vision Systems Corporation NV is a Belgian corporation. We prepare our consolidated financial statements in Euro and in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). In this Annual Report on Form 20-F (“Annual Report”), references to “Euro” or “€”‘ are to the Euro, the lawful currency of participating members of the European Community, including Belgium and Germany, references to “U.S. dollars”‘ or “$”‘ are to the lawful currency of the United States, references to “JPY” or “Japanese yen’” are to the lawful currency of Japan, references to “Hong Kong dollars” or “HKD” are to the lawful currency of Hong Kong, references to “South Korean Won” or “KRW “ are to the lawful currency of South Korea, references to “Singapore dollars” or “SGD” are to the lawful currency of Singapore, and references to “Chinese Renminbi” or “RMB” are to the lawful currency of China.

For a Glossary of certain terms used in this Annual Report, see the Glossary that appears at the end of Item 4.

The ICOS name and logo are United States registered trademarks of the Company. MVS200, MVS340, MVS360, MVS6000, ICOS6000, MVS6202, LIM, MIM, SIM, µLIM, gLIM, LI-2040, LI-2050, LI-3050, LI-7050, CI-3050, CI-5150, CI-5250, CI-8050, CI-8250, CI-8450, CI-9250, CI-9450, CI-G10, WI-2000 + HM-200/HM-300, FTI 14, 3DBGA, LFC, DBC, TCP, QFN, SON, HALE, OneCam, CyberSTEREO, CyberSTEREO II and 3D STEREO are trademarks of the Company. This Report may also contain the trademarks, trade names and service marks of other companies.

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that are subject to risks and uncertainties. Forward-looking statements include statements of our plans, objectives, expectations and intentions. Also, words such as “may,” “will,” “should,” “could,” “would,” “expects,” “anticipates,” “believes,” “plans,” “intends,” or other variations of these terms or comparable terminology, often denote forward-looking statements. Forward-looking statements in this Annual Report include, but are not limited to, the following:

•	anticipated trends for the back-end semiconductor equipment industry and the markets for our products;

•	the outlook for our business in 2005;

•	our ability to maintain a flexible manufacturing operation capable of quickly responding to market changes;

•	the timing, availability and expected performance of our recently introduced products and products under development;

•	our ability to develop markets for such products and our ability to market such products successfully;

•	anticipated trends with respect to our results of operations; and

•	expectations regarding the outcome of our ongoing litigation.

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

A. SELECTED CONSOLIDATED FINANCIAL DATA.

1. Selected Consolidated Financial Data.

The selected consolidated financial data as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated financial data as of December 31, 2002, 2001 and 2000, and for the years ended December 31, 2001 and 2000 have been derived from our audited consolidated financial statements, which are not included in this Annual Report. The data set forth below is qualified by reference to, and should be read in conjunction with, the consolidated financial statements and notes thereto and the discussion thereof included herein.

Years Ended December 31,	2004	2003	2002	2001	2000
	(in thousands of Euro, except per share data)
Statement of Operations Data:
Revenues	89,326	44,757	30,550	26,463	106,261
Cost of goods sold	35,012	19,402	12,208	17,383	44,140

Gross profit	54,314	25,355	18,342	9,080	62,121
Operating expenses:
Research and development	8,885	6,506	6,664	7,916	8,256
Selling, general and administrative	17,950	12,981	12,003	14,572	19,620
Amortization of goodwill	—	—	—	256	256

Total operating expenses	26,835	19,487	18,667	22,744	28,132

Income (loss) from operations	27,479	5,868	(325)	(13,664)	33,989
Other income (expense):
Interest income	513	534	742	890	555
Interest expense	(362)	(398)	(374)	(62)	(165)
Other income	155	176	117	84	61
Foreign currency exchange gain (loss)	408	(212)	(1,982)	725	822

Net other income (expense)	714	100	(1,497)	1,637	1,273

Income (loss) before income taxes	28,193	5,968	(1,822)	(12,027)	35,262
Income taxes	7,727	641	620	(3,293)	12,792

Net income (loss)	20,466	5,327	(2,442)	(8,734)	22,470

Basic net income (loss) per share	1.95	0.51	(0.23)	(0.83)	2.14

Basic weighted average number of shares outstanding	10,517	10,508	10,508	10,508	10,508
Diluted net income (loss) per share	1.91	0.50	(0.23)	(0.83)	2.14

Diluted weighted average number of shares outstanding	10,705	10,595	10,508	10,508	10,508

	as of December 31,
	2004	2003	2002	2001	2000
	(in thousands of Euro)
Balance Sheet Data:
Cash and cash equivalents	42,179	29,530	25,880	20,652	22,400
Working capital (defined as current assets less current liabilities)	60,957	45,413	41,186	38,664	53,860
Total assets	97,026	69,729	62,152	59,377	81,931
Short-term debt and current portion of long-term debt and capital lease obligations	681	647	619	128	243
Long-term debt and capital lease obligations, excluding current portion	4,490	5,171	5,818	387	540
Capital Stock	3,237	3,230	3,230	3,230	3,230
Total stockholders’ equity	72,908	54,052	49,893	51,646	59,609

2. Currency Exchange Rates.

The table below sets forth, for the periods and dates indicated, the high, low, period-average and period-end Noon Buying Rates for Euros expressed in U.S. Dollars for one Euro. No representation is made that the Euro or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Euros, as the case may be, at any particular rate.

	U.S. Dollar For One Euro
Year	High	Low	Period Average(1)	Period End
2004	1.3625	1.1801	1.2478	1.3538
2003	1.2597	1.0361	1.1411	1.2597
2002	1.0485	0.8594	0.9495	1.0485
2001	0.9520	0.8370	0.8909	0.8901
2000	1.0335	0.8270	0.9207	0.9388

(1)	The average of the Noon Buying Rates on the last business day of each full month during the relevant period.

The high and low exchange rates for the euro for each month during the previous six months is set forth below:

	U.S. dollar For One Euro
Month	High	Low
February, 2005	1.3274	1.2773
January, 2005	1.3476	1.2954
December, 2004	1.3625	1.3224
November, 2004	1.3288	1.2703
October, 2004	1.2783	1.2271
September, 2004	1.2417	1.2052

The Noon Buying Rate for the euro on March 31, 2005 was quoted by the Federal Reserve Bank of New York at 1.2969 U.S. dollar for one Euro.

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

Risk Factor Relating to Our Industry

The cyclical demand of the semiconductor packaging and electronic assembly industries affects our operating results and a continued downturn in these industries may seriously harm our operating results.

Virtually all of our revenues are directly or indirectly dependent on capital expenditures by manufacturers in the semiconductor packaging and electronic assembly industries. Capital expenditures by manufacturers in these industries are, in turn, dependent on the current and anticipated market demand for semiconductors and electronic components. Both the semiconductor packaging and electronic assembly industries are highly cyclical and are subject to frequent and significant fluctuations in demand. For example, in 1996 and in 1998, the semiconductor industry experienced significant downturns. As a result of these downturns, manufacturers in this industry sharply decreased their capital expenditures, particularly expenditures in back-end semiconductor manufacturing equipment. Consequently, sales of our products were adversely affected by each of those downturns. More recently, the semiconductor equipment industry again experienced another, severe downturn that adversely affected our operating results from the fourth quarter of 2000 through the first half of the fiscal year 2003. In 2004, the semiconductor industry experienced a peak year, marked by strong growth in the first half of the year, followed by an equally strong decline in the second half, due to the cut back of production capacity expansion in the semiconductor industry, which in turn led to a strong decline in the demand for our equipment. We do not know if, or for how long, this decline will continue. During the year 2004, we also expanded our addressable market through the introduction of new products and by entering new markets. Several of these new products contributed approximately 25% to our revenues in the second half of the year 2004. We cannot guarantee that our revenue growth, profitability or success related to these new products and markets will continue, or that such revenue levels can be maintained. Our operations will continue to be dependent on capital expenditures by semiconductor and electronic component manufacturers which, in turn, will continue to be largely dependent on the fluctuating market demand for semiconductors and electronic components. Current and future fluctuations, downturns or slowdowns in the semiconductor or electronic assembly industries could lead to fluctuating and/or reduced revenues, and may cause us to incur losses.

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

Our gross margins may vary greatly depending on competitive pricing pressures and our mix of product sales. Our stand-alone inspection systems generally have lower margins than our inspection modules.

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

Our expense levels are based in part on our expectations of future demand for our products. Many of our expenses, particularly those relating to research and development, capital equipment and ongoing customer service and support, represent significant fixed costs and investments that we may not be willing or able to reduce quickly. The rapid and unpredictable shifts in demand for our products make it difficult to plan manufacturing capacity and business operations efficiently. If demand is significantly below expectations we may be unable to rapidly reduce our fixed costs, which can diminish gross margins and cause losses. A sudden downturn may also leave us with excess inventory, which may be rendered obsolete or overvalued as products evolve during the downturn and demand shifts to newer products or prices fall. Our ability to reduce expenses is further constrained because we must continue to invest in research and development to maintain our competitive position and to maintain service and support for our existing global customer base. Conversely, in sudden upturns, we may incur significant expenses to expedite delivery of components, procure scarce components and outsource additional manufacturing processes. These expenses could reduce our gross margins and overall profitability. Any of these results could seriously harm our business.

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

Because the markets for some of our new products and applications of our products are relatively new, we do not know whether existing and potential customers will purchase these products in sufficient quantities for us to realize profits from these products.

The markets for some of our new products and applications of our products are at a relatively early stage of development and customer acceptance. These markets may never develop further and our products may not achieve broad market acceptance. For example, our solar cell inspection modules and some of our other products have only been incorporated in commercially available original equipment manufacturer equipment or sold to end-users on a limited basis. We cannot assure that significant markets will develop for these products or applications, or, if such markets do develop, that our new products or applications will be commercially successful. Various factors could inhibit growth of the markets for, and market acceptance of, our products, including:

•	our ability to penetrate new addressable markets with our existing and new products;

•	the early stage of market development for some new applications addressed by our products;

•	the failure of our marketing and sales efforts to demonstrate to our current and prospective original equipment manufacturer customers, their end-users and our end-user customers, the various applications, uses and benefits of our products;

•	customer and end-user reaction to our products;

•	the price and performance of our products, the products of our original equipment manufacturer customers, and the products of our competitors;

•	the growth of our markets; and

•	continuing increases in the automation and integration requirements for equipment in these markets.

The failure or inability of our original equipment manufacturer customers to market or sell our products effectively could harm our business.

We derive a considerable portion of our revenues from sales of our products to original equipment manufacturers that incorporate our products into their equipment. Therefore, the revenues we receive from these sales significantly depend on the ability of these original equipment manufacturers to develop, market and sell equipment incorporating our products in a timely, cost-effective manner. We cannot guarantee and have no control over the success of our original equipment manufacturer customers’ development, marketing, and sales efforts. A decrease in their sales volume will directly and adversely affect our sales volume. Furthermore, our original equipment manufacturer customers could develop products that compete with our products. These original equipment manufacturers could give higher priority to the use and sale of their competitive products. In addition, our original equipment manufacturer customers may incorporate competing vision or inspection systems in their products in response to their end-user customer requirements.

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

We rely on one or only a limited number of suppliers for certain key components and subassemblies for our products. Our inability to obtain components in required quantities and of acceptable quality could result in significant delays or reductions in product shipments. This could create customer dissatisfaction, cause lost revenues and otherwise materially and adversely affect our operating results. We generally do not have long-term purchasing arrangements with our suppliers. Obtaining an alternative source of supply of handlers, for example, which are a critical subassembly for most of our inspection systems products, could involve significant delays and other costs and may not be available on reasonable terms, if at all. The failure of a component supplier or contract assembler to provide acceptable quality and timely components or assembly service at an acceptable price, or an interruption of supplies from such a supplier as a result of a change in control, fire, nature calamity, strike or other significant event could materially and adversely affect our business, financial condition and results of operations. We have no control over and cannot guarantee the continuity of our suppliers’ business. Some of our suppliers have been forced to terminate their activities because of market circumstances or financial problems. Though such closures have not caused delays in the delivery of our products in the past, we cannot guarantee the timely delivery of our products in the future if other suppliers cease or limit their operations. Our dependence on these suppliers could harm our ability to negotiate the terms of our future business relationships with them. In addition to general risks associated with reliance on limited sources of supply, many of our suppliers are located in various countries in Europe and Asia. As a result, our relationships with these suppliers are subject to political, legal, economic and other uncertainties.

Our product quality may suffer because we rely on subcontractors to manufacture our products.

Aside from our own production and assembly facility in Shenzhen, China, which we acquired in March 2004, we rely on subcontractors in Europe and Asia for the assembly of our products. Though we inspect and internally test the inspection components (such as, for example, cameras, optical subsystems, and vision systems) of our products prior to final assembly, and we maintain on-site quality inspection staff at most subcontractors, our reliance on subcontractors gives us less control over the manufacturing process. This lack of control exposes us to significant risks, especially inadequate capacity, late delivery, substandard quality and high costs. Our ability to provide customers with products on a timely basis depends, in part, on our ability to develop accurate forecasts for customer volume requirements, convey these requirements to our subcontractors, and the subsequent ability of the contractors to deliver these requirements to us on a timely basis. We may experience disruption in obtaining products and may be unable to develop alternatives in a timely manner, and therefore may have to delay shipping products to our customers. These outcomes could damage our relationships with customers. Any increased costs, delays in shipping or damage to customer relationships could seriously harm our business.

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

In fiscal 2004, we had three significant customers, namely Marubun Corporation, Intel and Siemens AG, who accounted for approximately 26%, 12% and 10%, respectively, of our total revenues during the year, and sales to our top five customers accounted for approximately 53% of total revenues during the year. We anticipate that also in the future, a significant portion of our revenues will continue to be derived from a relatively small number of customers.

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

Our patents may be invalidated or circumvented. Currently, we have one patent (expiring 2011) issued in Belgium, the United States, Europe, Japan and certain other territories for the 3D-dual shadow measuring method of lead coplanarity, one patent granted in the United States and Europe on 3D measurement of ball grid arrays and ten pending patent applications in diverse jurisdictions, related to other 2D and 3D-inspection methods and handling techniques. We cannot assure that any patents issued to us will provide sufficient protection against competitors. Failure of our patents to do so could have a material adverse effect on our business, financial condition and results of operations.

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

In July 2000, we were served with a Summons and Complaint by Scanner Technologies Corporation (“Scanner”) in the United States District Court, Southern District of New York. The Complaint alleged that certain of our products, which relate to stereo vision inspection of ball grid array, chip scale package and bumped wafer products, infringe U.S. Patent Numbers 6,064,756 and 6,064,757. Although we believe that our technology and products do not infringe any of these patents, we partially settled the case in 2003 for the majority of the systems we sold in the United States, those containing one light source. We had recorded provisions in respect of related legal expenses amounting to approximately € 0.5 million at December 31, 2002 and the settlement fee of U.S. dollar 0.4 million was paid in 2003 and was fully covered by these provisions. For the remainder of the systems, those containing two light sources, the District Court ruled in summary judgment that we were not infringing the patents. Scanner appealed this ruling in 2003 and on April 23, 2004, the United States Court of Appeals for the Federal Circuit vacated the District Court’s summary judgment decision on a narrow issue of patent claim construction, ruling that a literal reading of Scanner Technologies’ patents at issue covered stereo vision inspection systems with illumination from one or more light sources, and remanded the case to the District Court for further proceedings based upon this new construction. The Appeals Court ruling did not address whether any of our products infringe any patent claims of Scanner Technologies or whether any of those claims, including those relating to one or more light sources, are valid or enforceable. While we continue to believe that we do not infringe any valid or enforceable patents of Scanner Technologies, ongoing litigation can be costly and time consuming, and we cannot guarantee that we will prevail. If Scanner were to prevail, it could obtain damages or expenses relating to the limited number of systems we have sold in the United States, and enjoin us from further selling the infringing products or otherwise infringing Scanner’s patents in the United States. We intend to continue to vigorously defend our interests. No provision in respect of related legal expenses has been recorded at December 31, 2004.

We face significant competition, which could decrease demand for our products and reduce our market share.

The markets for our products are intensely competitive. We may be unable to compete successfully. We believe that the principal competitive factors in the back-end semiconductor manufacturing, electronic assembly and related markets are product performance, including speed, accuracy and reliability, cost-effectiveness, quality, price, timeliness in delivering finished products, flexibility in adapting products to customers’ needs, and customer support. The relative importance of these competitive factors may change over time.

We compete with other vendors of machine vision and inspection systems, with companies offering products based on alternative technologies, with the internal engineering efforts of our current and prospective customers, and with local companies in the various geographic markets in which we operate. Our competitors include Cognex Corporation, Robotic Vision Systems, Inc., Yasunaga Ltd., Semiconductor Technologies and Instruments Pte. Ltd. and August Technology Corporation. Certain of our competitors and potential competitors may have substantially greater manufacturing, financial, systems, and marketing resources than we have. In addition, these competitors may have the ability to respond more quickly to new or emerging technologies, may adapt more quickly to changes in customer requirements and may devote greater resources to the development, promotion and sale of their products than we do. We may also be operating at a cost disadvantage compared to manufacturers who may have greater direct buying power from component suppliers or who may have lower cost structures.

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

We believe that our future success will depend upon our ability to continue to attract, retain and motivate highly skilled employees, such as software and hardware engineers. The market for these employees is intensively competitive, and we have occasionally experienced delays in hiring qualified personnel. The competitive nature of the labor markets in which we operate increases our risk of being unable to retain and recruit key personnel. Our inability to recruit, retain and train adequate numbers of qualified personnel on a timely basis could adversely affect our ability to develop, design, manufacture, market, install and support our products and may result in lost revenues and market share if customers seek alternative solutions. In addition, we are dependent on several key employees in different sections of our business. Our failure to retain those persons or the unexpected loss of any one of their services could materially harm our business and results of operations. We do not maintain “key man” life insurance on the lives of any of our personnel.

Our international business operations expose us to a number of difficulties in coordinating our worldwide activities and in dealing with multiple regulatory environments.

We conduct our business worldwide, primarily in Europe, Japan, the rest of Asia, and the United States. Our sales in each of these regions, for the periods indicated, were as follows:

	Europe	Japan	Rest of Asia	United States
Fiscal Year 2004	19%	28%	47%	6%
Fiscal Year 2003	25%	16%	48%	11%
Fiscal Year 2002	26%	20%	49%	5%

As a result, our revenues and profits are, to a very high degree, subject to the general economic conditions in these areas. In addition, because our executive offices and most of our research and development operations are located in Belgium, its specific economic condition may have a direct impact on our operations and the market price of our stock. Adverse changes in the economic conditions within one or more of these areas have had, and could continue to have, a material adverse effect on our business and prospects.

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

To support our international customers, we maintain subsidiaries in Belgium, Hong Kong, Germany, Japan, Singapore, the United States and Korea, we have liaison offices in Taiwan, the Philippines and China, and we operate manufacturing facilities in China. We cannot guarantee that we will be able to manage these operations effectively, or that we will be able to compete successfully in international markets or to meet the service and support needs of our customers, some of whom are located in countries where we have no infrastructure.

Our conduct of manufacturing operations through our recently acquired subsidiary in The People’s Republic of China subjects us to additional uncertainties associated with doing business in China that could harm our business and operating results.

Our manufacturing operations conducted through our new subsidiary in Shenzhen, China, are subject to special considerations and significant risks not typically associated with companies operating within North America and the European Union. The unique political, economic and legal factors affecting us in the People’s Republic of China include, among many others:

•	the challenges of dealing with unpredictable local regulations, politics and officials;

•	customs and other business laws and regulations that often change and are inconsistently enforced;

•	governmental economic reforms that may be inconsistent or ineffectual;

•	increasing rates of inflation and governmental programs responding to such inflation;

•	changing economic policies;

•	different and evolving environmental and labor standards; and

•	risks of national, provincial and local governmental interference in the way we conduct our business.

Our operations in the People’s Republic of China may be adversely affected by changes in the political, economic, legal or social conditions in that country that are difficult to predict. Moreover, inconsistent or changing regulation of our operations in China could adversely affect the cost of our products manufactured in China and could also result in delayed shipments to our customers. Any such problems could harm our business and operating results.

Fluctuations in currency exchange rates could harm our business.

Starting January 1, 2003, we began to treat the Euro as our preferred invoice currency. As expected, Euro revenues gained substantial weight as a percentage of our total revenues in the course of 2003 and 2004. In prior years, the majority of our revenues were in U.S. dollars and Japanese yen. In 2003 and 2004, revenues denominated in Euro constituted 62% and 44% of our revenues respectively. Revenues denominated in U.S. dollars constituted 22% and 28% of our revenues in 2003 and 2004 respectively, and revenues denominated in Japanese yen constituted 16% and 28% of our revenues in 2003 and 2004 respectively. The increase in 2004 towards revenues denominated in U.S. dollars and Japanese yen, was a result of the increased sales level of significant customers that have respectively U.S. dollars and Japanese yen as preferred invoice currency. We anticipate that significant portions of our revenues will continue to be in U.S. dollars and Japanese yen. We incur expenses in a number of currencies, 75% and 68% of which were in Euro in 2003 and 2004 respectively. We anticipate that a significant portion of our expenses will continue to be in several currencies, including the Euro, the U.S. dollar, the Japanese yen, the Singapore dollar, the Hong Kong dollar, the South Korean won and the Chinese Renminbi. Fluctuations in the value of several currencies, and especially a decrease in the value of the Euro in comparison to the U.S. dollar, the Singapore dollar, the Hong Kong dollar, the Japanese yen, the South Korean won or the Chinese Renminbi, would likely increase our Euro-reported expenses that are incurred in the several aforementioned currencies. Conversely, the decreasing value of the U.S. dollar as compared to the Euro has had the effect of reducing our Euro reported revenues for our U.S. dollar denominated sales in fiscal year 2003 and 2004. As a result, currency fluctuations could have a material adverse effect on our business, financial condition and results of operations. Changes in currency exchange rates can make it more difficult for us to compete with foreign manufacturers on price. If our international sales in currencies other than the Euro increase relative to our total sales, these factors could have an even more pronounced effect on our operating results.

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

On February 16, 2005, our directors, officers and their affiliates or relatives collectively owned approximately 27.5% of our outstanding common stock, as well as stock options that after dilution represent 1.0% of the share capital. Under our Articles of Association, stockholders who either belong to our management or the management of ICOS Vision Systems NV or are entrusted with the day-to-day management of any of our subsidiaries, or any subsidiaries of ICOS Vision Systems NV, are entitled to jointly present a list of candidates out of which at least 50% of the directors of our Board are nominated. In addition, under our Articles, Joseph Verjans, our Chairman of the Board of Directors, is entitled to present a list of candidates out of which one director of our Board is nominated. Accordingly, management will be able to control the election of the Board of Directors and the direction of our affairs. By virtue of its stock ownership, management will be able to exert substantial influence over actions requiring stockholders’ approval, as well, including capital increases and decreases and other amendments to our Articles, mergers, sales of assets or other business acquisitions or dispositions. Management stockholders may exercise their influence in a manner detrimental to your interests.

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

We are a Belgian corporation and a substantial portion of our assets are located in Belgium. Most of our executive officers and directors and our Independent Registered Public Accounting Firm and Belgian legal counsel are not residents of the United States. Furthermore, all or a substantial portion of these people’s assets are located outside the United States. As a result, you may not be able to effect service of process within the United States upon these people. You may also be unable to enforce any judgments of United States courts that are predicated upon the civil liability provisions of the securities or other laws of the United States on these people or us. We have been advised by our Belgian counsel that civil liabilities under the securities and other laws of the United States may not be enforceable in original actions instituted in Belgium, or in actions instituted in Belgium to enforce judgments of United States courts. Actions for enforcement of judgments of United States courts may be successful only if the Belgian court confirms the substantive correctness of the judgment of the United States court, and is satisfied:

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

A. HISTORY AND DEVELOPMENT OF THE COMPANY.

ICOS Vision Systems Corporation NV designs and manufactures inspection equipment for the semiconductor packaging industry. We are a world-leading supplier of equipment for the final visual control of chips before they are used in various applications, such as PC’s, cars or portable phones. Our systems perform two- and three-dimensional (2D and 3D) metrology and inspection as part of the final visual quality control step in the manufacturing of chips, wafers, flexible tapes for flat panel displays, sockets, substrates and solar cells. Aside from our complete systems, we also offer inspection modules for integration in other equipment.

We believe we offer the most comprehensive line of inspection products in our target markets. We are based in Heverlee, Belgium and have R&D centers in Belgium, Germany and Hong Kong, and sales and support offices in Japan, the United States, Singapore, Hong Kong and Korea and a production facility in China.

ICOS was founded in 1982 as a spin-off from the K.U. Leuven Image Processing Laboratory, under the leadership of Professor Dr. Ir. Oosterlinck, who is rector-president of the University of Leuven, and who is still an active member of the Board of Directors of ICOS.

After performing various inspection tasks in various industries, ICOS decided in 1985 to concentrate on the back-end semiconductor and electronic assembly industries. We landed some of our first OEM contracts which are still in place today and started a period of rapid growth, resulting in ICOS becoming a world leading supplier of inspection systems for IC packages and packaging processes and materials.

Since 1982, we have introduced several important innovations to the market, like a true greyscale vision system for IC placement and several of the world’s first inspection systems for integration in various types of back-end semiconductor equipment. By the early nineties, we became a leading choice of OEM’s for inspection systems in the semiconductor back-end arena. We then adopted a strategy of vertical integration and started to build more complete inspection systems. We expanded our product line, starting from our original board-level inspection modules to system-level modules (including cameras and illumination systems) and finally into stand-alone inspection systems, of which we introduced our first version in 1992.

In the process of specializing in semiconductor package inspection, we embarked on a geographical expansion. In 1986 we established a subsidiary in the U.S., followed by a subsidiary in Japan in 1991, two years after recording our first sales in this important market. Following these early successes, we entered other markets in Asia, opening a branch office in Hong Kong in 1995 and in Singapore in 1996. The operations of both branches were transferred to newly incorporated subsidiaries in 2003.

In 1997, we listed our stock on the Nasdaq National Market in an initial public offering, adding a dual listing on the European technology stock market, Nasdaq Europe, in 1998. In 2003, we exchanged our

Nasdaq Europe listing for a listing on Euronext Brussels, so that we currently have a dual listing on Nasdaq (U.S.) and Euronext Brussels.

We have continued to expand our technology platform and broadened our line of inspection machines and applications for those machines. In 1998, we acquired Qtec, a German leader in IC inspection equipment for very specific stages in the IC production process. Today ICOS GmbH, the former Qtec, serves as a R&D department for the company. During 2002, we acquired the gravity handling technology and product rights from IC Equipment Pte. Ltd. in Singapore and we opened our R&D center in Hong Kong, concentrating on mechanical design.

This year, we acquired Jointech Precision Equipment (Shenzhen) Co. Ltd., located in Shenzhen, China, right across the border from Hong Kong, for a total consideration, net of cash received, of approximately € 35 thousand. Jointech Precision Equipment (Shenzhen) Co. Ltd., has been renamed ICOS Vision Systems (Shenzhen) Co. Ltd., and serves as one of our production plants. We incorporated in April 2004, a new subsidiary ICOS Vision Systems Korea Co. Ltd., in South Korea. This subsidiary provides sales and support services in South Korea. During the year we also acquired the two-dimensional (2D) semiconductor wafer handling technology from Siemens AG for € 6.25 million and introduced our newest product, the WI (Wafer Inspector) that inspects wafers either before or after they are diced or cut.

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

B. BUSINESS OVERVIEW.

General characteristics of the market

Semiconductors form the basic building blocks used to create a variety of electronic products. For over 30 years, semiconductor performance improvements have led to more powerful, smaller and more reliable devices. As a result, the end-user markets for semiconductor components have expanded to comprise computers, telecommunications, automotive, industrial automation and control systems as well as an increasing range of consumer goods.

The semiconductor industry is capital intensive and semiconductor manufacturers invest in capital equipment for two reasons: to expand production capacity and to respond to technological changes.

The capacity expansion in the electronic and semiconductor industries is characterized by its cyclical nature. As new products are introduced and during the early adopter phase, volumes are low, but prices and margins are high, attracting additional investments in manufacturing capacity expansions. As the production volumes increase and the market prices start to decline, the products gain broad market acceptance and the market reaches maturity. Then, as more capacity comes on line, the prices further erode and margins decline and, as a consequence of the increasing production volumes, the market starts to saturate. The demand declines and leads to overcapacity, sparking producers to decline production capacities and marking the end of the capacity expansion cycle.

This cyclicality becomes stronger with every step down the ladder of the electronics food chain. As a consequence, the semiconductor market is more cyclical than the electronics market and the semiconductor equipment market is even more cyclical, making it “the tail end of the whip”.

In addition to investing in capital equipment to expand manufacturing capacity during a period of growing demand, semiconductor manufacturers also invest in capital equipment in response to technological changes.

In the back-end semiconductor equipment market, technological changes mainly arise from the introduction of new IC packages. The variety and complexity of semiconductor packages are increasing rapidly. The driving forces behind these developments are the myriad of new applications requiring new packaging styles, from flat panel displays to MEM’s and solar cells, as well as the constant need for smaller IC’s with increased functionality, higher speed and lower cost.

The semiconductor industry has experienced substantial growth over the long term, despite cyclical changes in production capacity and in the level of semiconductor sales. Between 1972 and 2000 the semiconductor industry grew at a compound annual rate of 15%, and the equipment market grew at a slightly higher rate of 17%. The technological drivers behind this historical growth remain in force today. We believe that continued technological advancement will still lead to the further shrinking of the semiconductor devices and to a lower cost per function, driving demand for new applications. As an example of this evolution, the price of one Mbit of memory was equivalent to the price of a house in 1973. By 1977 it was the equivalent of a car and ten years later it was of a similar value of a sweater. By 1995 it was worth the stamp on a letter and by now it is only worth the value of the envelope.

Semiconductor market transition from computer driven to consumer driven market

The semiconductor market is currently going through a fundamental transition. Since the inception of the semiconductor market, it has been driven by computers, first mainframe computers and then, since the early eighties, personal computers. As semiconductor chips have become more powerful and cheaper, they have found their way into many other applications, many of which are consumer oriented. According to an industry analyst, in 2004 almost 50% of semiconductor revenues came from the combination of consumer products, automotive products and telecommunications (mainly portable phones), as opposed to only 41% from computers. In addition, consumer oriented products are growing faster than computers and, we believe, will become even more important going forward.

This transition has far reaching consequences and in fact is the basis for the other trends described below. Consumer products have requirements which are often different from computers in terms of functionality, quality and price and we believe that, as the semiconductor market continues to grow, consumer products will increasingly determine the direction of the market.

One important consequence is that, as the semiconductor market matures and becomes increasingly more dependent on consumer applications, the number of chips continues to grow, but the average selling price (ASP) also continues to decline at a rapid pace. This is a fundamental.

Increasing quality requirements

While this may be somewhat counter-intuitive, consumer applications are more difficult for semiconductors and demand higher quality specifications than computer applications. In fact, a computer is a well protected environment for a chip. When such a chip is put into a car, it suddenly is exposed to thermal cycles (from may be freezing at night to a temperature of 70°C or 80°C when the engine is running), vibrations, chemicals such as salt and oil, humidity, etc. In addition, a PC life cycle is approximately 4 years, whereas a car needs to run for 10 years and spare parts have to be available for 20 years. Or, as another example, when we drop our phone, we really expect to pick it up and make our next phone call.

Such higher quality requirements demand more rigorous inspection levels, including more items inspected with finer detail. We currently have several R&D programs to address these additional inspection needs and even work together directly with the automotive industry to define the specifications.

Increasing packaging contents

Several factors are driving the need for higher packaging content: new applications, cost reductions and technical requirements.

New applications: as semiconductors grow more powerful and become lower cost, they constantly enter new applications, some of which require specific applications. A typical example is flat panels that require chips with flexible contacts, mounted on flexible tape. But several other types of devices require dedicated packages, including LED’s, RF devices, sensors and MEM’s.

Cost reductions: while unit numbers increase, the cost per IC continues to decline. To realize this cost down, the semiconductor industry needs to constantly scale up towards larger volumes of standard silicon, hence the drive towards 300mm wafers and always smaller line widths. However, as the applications grow, so does the need for more dedicated IC’s. This paradoxical need, for higher volumes of standard silicon and more specific IC’s, is solved by combining several different silicon chips from different wafers into one IC package. As an example, some general purpose logic, general memory and some standard mixed signal “antenna” may be mixed in one package to form a dedicated chip for a phone or another device. Different terms are used for this method, like System In a Package (SiP) and Multiple Chip Module (MCM). This leads to more complex IC packages, requiring more packaging processes and materials, which in turn require more inspection.

Technical requirements: the best illustrated case of a technology drive towards new packages is the wire bonding technique, which cannot be used above a certain frequency threshold and needs to be replaced by other techniques, such as flip chip bonding. But also size, weight or reliability requirements are all driving the development of new styles of future packages.

Increased outsourcing

For several years, the front-end wafer processing that was traditionally performed by Integrated Device Manufacturers (IDM), is shifting to the so-called foundries. These foundries only process wafers, but do not design or market any components. A similar process shift is seen in the back-end, where the term subcontractor is used instead of foundry. Over time, manufacturing volumes are shifting from IDMs to subcontractors. This shift is adding to the limited visibility in the back-end as subcontractors typically have a limited order back-log and tend to place orders with equipment manufacturers only after building up sufficient order flow to justify expanding capacity. The shift of manufacturing to subcontractors also creates a trend for more standard and flexible equipment, away from dedicated and integrated equipment, as subcontractors manufacture a wide range of devices, and flexibility is one of their key virtues.

Consolidation

Unlike the front-end, there is very limited uniformity in the processes in the back-end. To start with, the types of processes are quite different, ranging from bending or plating metal leads to complex electrical testing or optical inspection. In addition, different component types require different handling, and often, different equipment is used for different packages even though the function of the machines may be identical. As a result of this variability, the back-end semiconductor equipment market is highly fragmented with most vendors specializing in specific areas, such as wire bonding, test handling or final inspection.

One element constraining consolidation is the incompatibility between some back-end production processes. Often these processes are performed in different locations and vary greatly in throughput rates and cleanliness levels. For example, at the end of the assembly process, right before the test and final inspection and thus right in the middle of the total back-end process flow, we find the molding and plating processes, which are slow and produce some debris and spills. Integration of the early assembly processes (dicing, die bonding and wire bonding) with the test and final inspection is therefore impractical.

We therefore believe that consolidation will occur first among early assembly companies and among the final inspection companies. In the final inspection area, we have already seen a good amount of consolidation as several companies have stopped or sold their activities in this area. ICOS has been active over the last three years in consolidating and strengthening its position in this market with the opening of a R&D center in Hong Kong, the acquisition of handling technology from IC Equipment Pte Ltd, the acquisition of a manufacturing plant in China from Jointech Precision Equipment (Shenzhen) Co. Ltd. and the acquisition of the wafer handling technology from Siemens AG. All these acquisitions are part of our strategy and our goal to become the world leader for inspection of semiconductor packages and packaging materials.

Semiconductor Processing

Front-End and Back-End processing

The semiconductor manufacturing process involves front-end wafer fabrication and back-end processing (assembly, test and final inspection). In front-end processing, several layers of semi-conductive material are deposited and etched into patterns on the surface of a silicon wafer to form complex integrated circuits. The end result is a wafer with a number of electrically functional parts or chips. This process is done in high grade cleanrooms with expensive equipment. Wafer processing requires a high level of capital investment and expanding wafer processing capacity takes on average a period of 18 to 24 months.

The finished wafers are then typically shipped to another location for the back-end processing. The wafer is diced into separate chips known as dies, which are then put into a semiconductor package. Such a package can contain one or more semiconductor dies and serves two main purposes: protecting the internal semiconductor dies and connecting them to the outside world. These connections can have several shapes, such as leads, balls or areas. Back-end processing is also called semiconductor packaging or final assembly and test. Most of our inspection systems are used to inspect finished semiconductor packages and our inspection modules are integrated at various stages of the packaging and test process.

Back-end processing

During the back-end process, the chips are taken from the wafers, attached to leadframes or other substrates which hold the connections (leads or balls) and put in a protective housing. This process is often called assembly. After assembly, the chip is electrically tested and then optically inspected and put in the shipping medium.

Assembly

Leadframe based assembly

The most widely used assembly process uses leadframes as a connector for the chip. The assembly process starts with the dicing of the patterned wafers: wafers are cut into individual chips using a wafer saw. Next, the dies are individually picked up by a die bonder that puts the dies onto the leadframe. Our board-level OEM products are used on die bonders to align and inspect the die during the bonding process. In the next step, wire bonders connect the electrical paths on the die with the contact pads of the leadframe.

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

Substrate based assembly

As an alternative to the process described above, the dies can be put on substrates instead of leadframes. A substrate is somewhat similar to a mini printed circuit board to which one or more dies are directly attached. The assembly process starts in a similar fashion to leadframe based assembly with dicing and die bonding, to form individual dies. Then, one or more dies are connected to the substrate, either via wire bonding or via Flip Chip bonding (see further) and the package is molded and marked on the top side. The contacts of these packages are formed with balls that are mounted on the bottom side of the substrate. As no leadframe is used, the plating and trim and form processes are not present and replaced with a ball placement process, followed by a singulation process in which the substrate is sawn in individual devices.

Test and final inspection

After the assembly process, the devices are functionally complete. However, they still need to be electrically tested, optically inspected and placed in a medium for shipping. Test and final inspection is an important market for ICOS. Several of our stand-alone inspection systems such as the CI-9450 and the CI-G10 are final inspection systems, and many of our inspection modules are sold for use in testing and final inspection processes.

In testing and final inspection, the transport medium can be quite different and therefore also the test and final inspection equipment varies with the type of IC being processed. As an example, our CI-9450 is a final inspection system for tray-based components and our ICOS CI-G10 is a final inspection system for tube-based components.

After inspection, the IC is transferred into its final transport medium. In some cases, this is the same as the internal transport medium, i.e. a tray or tube. However, tape is becoming the preferred shipping medium for all components, both large and small. In the latter medium, components are put in a plastic embossed tape with preformed cavities that hold one part safely for transportation. The embossed tape is then closed with a sealing tape and rolled onto a big wheel or reel. This reel is then shipped to the customer. The process of transferring the devices into this embossed tape is called taping. The final inspection and taping are generally combined on the same system. Most of our ICOS CI-systems are therefore performing the inspection including the taping function.

In packaging certain devices, other processes like laser marking or electrical test may be integrated with the final inspection equipment. We supply inspection modules to the manufacturers of this integrated equipment.

Specialty packaging and inspection applications

As described in the trends in our industry, the number of packaging types and processes is rapidly increasing. The leadframe and substrate based processes described above are the most common ones, but an increasing number of specialty packages and processes are used today, often requiring dedicated inspection systems. Below are some of the most important processes and packages for which we provide inspection solutions.

Flex tape inspection

For a number of applications, most notably for flat panel display drivers, the chip is mounted on a flexible tape, containing the copper contact lines. This process is called Tape Automated Bonding (TAB) or Chip On Film (COF) and results in packages with flexible contacts. The resulting package is called Tape Carrier Package (TCP) and is mainly used for flat panel displays, like LCD (Liquid Crystal Display) and plasma screens. To drive such screens, several display driver chips need to be mounted around the perimeter of the display. As these chips have flexible contacts, the contacts are connected to the front of the display and the body of the chip is then folded and attached to the back of the display, to gain space.

The market for flex tape is rapidly growing, mainly driven by flat panel displays. ICOS is a leading supplier of inspection equipment for those tapes, as many suppliers are converting from manual inspection to automatic inspection.

Flip Chip

For certain applications, ball contacts or bumps are mounted directly on the silicon die, which is then flipped and the bumps are directly attached to the substrate. In this process, the bumps are mounted onto the wafer, before it is cut into the individual die. The wafer is then inspected to make sure that all the bumps were placed correctly and finally cut into the individual die.

The Flip Chip process can be used as a “packaging” technique in which the dies are directly mounted onto the target application. This is called Flip Chip On Board (FCOB) or Direct Chip Attach (DCA) and is typically used for high volume applications, with relatively few contacts. Alternatively, the Flip Chip technique is used instead of wire bonding to form the interconnects inside the package. This case is called Flip Chip In Package (FCIP) and is used mainly for high end applications with a high number of contacts and high frequency, like microprocessors.

Wafer level packaging

With wafer level packaging, nearly all of the assembly and test processes are performed while the chips are still on the wafer, thus minimizing the handling of an individual device. It is similar to the Flip Chip process described above, except that a protective coating and a redistribution of the contact layout is added to the dies while still in wafer format. When the wafer is cut, “packaged” devices are obtained which can be directly used in any application in contrast to bare dies which still need to be encapsulated.

Solar cells

In the search for alternative energy generation, solar energy and photovoltaic cells play an important role. While still a small contributor to global energy production, solar energy production is growing very fast and according to some studies, will become the most important energy source by 2050. As the photovoltaic cell production is ramping up, automated inspection is integrated in the line to increase yields and drive down the costs.

LED’s, RF devices, MEM’s, sensors

Several other types of devices are growing quickly and need dedicated packaging and inspection. As these devices become ubiquitous, their production volumes are increasing rapidly and many inspection processes are automated.

Technology

For over twenty years, ICOS has provided leading technology in its field. When we introduced our tray-based component inspector to the market in 1993, we were the last entry in the market and had to compete with companies several times our size and with large market shares. Nevertheless, we have gradually gained market share in this market.

This success can be explained by ICOS’ unique technology, which is based on expertise of four different core competencies: image acquisition (illumination, optics and cameras), DSP processing hardware, vision software and mechanical engineering. In each of these fields, ICOS has developed or acquired unique technology, often protected with patents. The saying, that a chain is as strong as its weakest link, is very true for the type of inspection equipment that we make. In several of these fields, we believe that we are making a difference: for high end applications, we design our own cameras, optimized for high accurate metrology and inspection, with resolutions up to 14 Megapixels. In software algorithm development we believe to have state-of-the-art algorithms for subpixel interpolation techniques, forming the basis of our superior alignment and inspection algorithms. In fact, the largest group of our researchers is working in the development and optimization of vision algorithms, optimized for running on our own developed DSP based vision boards. Finally, we have a key design team for high speed mechanical handling, sorting and taping of semiconductor devices. In this team, we use our vision technology to optimize the cost of ownership and the reliability of our systems, by such features as vision guided handling or vision guided taping.

We believe that this combination of advanced technologies and the balance of these technologies in the specific design of our systems, form the basis for the market success of our products and have led to substantial market share gains.

Products

Overview and product strategy

We offer a family of inspection systems for the final inspection of IC’s and for several other inspection tasks in the semiconductor back-end area. Between 70 and 80% of our products are inspection systems for stand-alone use, but we also provide several inspection modules for integration into back-end semiconductor and electronic assembly equipment.

Our product lines are vertically integrated. Our stand-alone inspection systems contain our inspection subsystems, which we also sell separately for integration into other types of production equipment. These inspection subsystems in turn contain our core inspection engine, a high performance image processor board with our proprietary image processing algorithms. For certain high volume applications, we also sell this vision engine separately. We report our inspection subsystems and vision engines as inspection modules.

We initially started as a manufacturer of vision engines and have currently more than 16,000 of these engines installed in the field for some form of IC inspection. We believe that this is the largest installed base in the industry for this application. Between 1993 and 2000, we started to offer more complete products and our growth was mainly driven by the vertical integration of our products, from vision engines to inspection subsystems and finally to complete inspection systems. By offering more complete products, we increased the added value to our customers and we also gained direct access to the key IC manufacturers and their subcontractors.

Since 2002, we are increasing our offering of inspection systems and our growth is now mostly driven by offering additional products to expand our total available market.

Inspection Systems

We offer a series of stand-alone inspection systems for various applications in the semiconductor packaging field. As our systems perform the visual inspection of the packages, they are indifferent of the electrical functionality of the component and are therefore used for components with all types of functions, from general purpose logic to all memory types and all mixed signal devices.

List prices for the inspection machines range from € 120,000 to € 800,000.

CI (Component Inspector), tray-based: these systems perform the final inspection of various semiconductor devices, that within the factory are handled in tray. Most importantly, these components include IC’s, like microprocessors, memories and other high pin count devices, but also sockets or substrates are handled in tray and inspected with our CI systems. These systems perform typically a combination of 3D coplanarity inspection to ensure proper seating of the component when it will be soldered to the board, and 2D surface inspection to check the body integrity, the identification mark and the orientation. After inspection, the system sorts the components and often also tapes them. The taping process transfers the parts from the trays to the pockets in an embossed tape, which is then sealed and rolled on a reel. Most components are shipped in this tape and reel format to the end-user, which will mount the components in an electronic system to be used in cars, PC’s, phones and many other applications. Besides our fully automatic systems for high volume inspection, sorting and taping, we also offer a semi-automatic system, ideal for applications with small batch sizes, prototyping and incoming inspection.

CI (Component Inspector), tube-based: the CI-G10 is a fully automatic system for the final inspection of semiconductor components handled in tubes. These are typically lower pin count components and include SO devices and QFN or other LFCSP’s. This system performs similar inspection as the tray-based system and also performs taping.

FTI (Flex Tape Inspection): the FTI system inspects TAB (Tape Automated Bonding) and COF (Chip On Film) tapes, in which the contacts are etched on the tape and therefore can be bent in a flexible way. Such tapes are used mainly in flat panel displays, but also in other advanced package applications as interposer. The system inspects the proper etching and processing of the tape, before a semiconductor chip is mounted, but can also inspect the tape after the chip is mounted, in which case the term TCP (Tape Carrier Package) is used.

WI (Wafer Inspector): our newest product inspects wafers either before or after they are diced or cut. The WI system can inspect wafers up to 300mm diameter and can handle both undiced wafers as well as diced wafers mounted on film frame carriers. The WI system inspects the quality of the wafer cutting and other wafer level packaging processes.

Inspection modules

Solar cell inspection

Photovoltaic or “solar” cells are used to produce electrical power from light and are one of the cleanest sources of energy. However, the continuing growth of solar cells is closely related to their production cost and price evolution, as their economical viability increases with lowering prices. To achieve this, we offer a series of inspection modules that is integrated in various stages of the solar cell production lines and monitor the various stages of the production process. Besides accepting or rejecting the solar cells, the ICOS modules also collect valuable information on the complete production process and feeds this into the central Plant Information Network, that uses this information to constantly tune and improve the processes. Through this constant improvement of the production process, the production yield is gradually improved and the production costs are constantly driven down, leading to a larger acceptance of solar cells.

We also offer inspection modules for integration into various applications in the semiconductor back-end and electronics area. These systems are for instance used to perform the alignment of a semiconductor die before it is mounted on leadframe or substrate, or to perform specific inspection tasks on an electrical tester or a more integrated packaging line, or to align the IC’s to guide the pick-and-place mounter that places the IC’s on a PCB for electronic applications.

List prices for inspection modules range from € 4,000 to € 100,000.

C. Organization

General

We position ourselves as a long-term reliable partner to our customers and therefore we are committed to offer advanced inspection products to our customers along with superior world-wide support. As a result, Research and Development and Marketing and Sales are both key to our long-term future plan and both expanded in 2004. The manufacturing organization is optimized for flexibility as our market is cyclical and was expanded with a factory in China. Finally, the finance and administration department is relatively small in headcount but performs critical monitoring and control tasks.

The company is structured as a holding company that is incorporated and located in Belgium. The business is carried out by wholly-owned subsidiaries and liaison offices as follows:

Name	Location
ICOS Vision Systems NV	Belgium
ICOS Vision Systems GmbH	Germany
ICOS Vision Systems Inc.	United States
ICOS Vision Systems Ltd.	Japan
ICOS Vision Systems Limited	Hong Kong and its liaison offices in Taiwan, Philippines and China
ICOS Vision Systems Pte. Ltd.	Singapore
ICOS Vision Systems (Shenzhen) Co. Ltd.	China (acquired in March 2004)
ICOS Vision Systems Korea Co. Ltd.	South Korea (incorporated on April 20, 2004)

Marketing & Sales

We pride ourselves on being a long-term reliable partner to our customers and to count all major semiconductor manufacturers and their subcontractors amongst our customers. We sell our products through our global sales and support network. In addition to our headquarters facility in Heverlee, Belgium, we have sales and support offices in the United States (Santa Clara, CA), Japan (Yokohama), Singapore, Hong Kong and South Korea (Seoul) and support staff in Taiwan, the Philippines and China. Our sales network also contains distributors in the United Kingdom, Japan, Taiwan, the Philippines, Malaysia, China and Costa Rica. In several countries, we use a mixed channel in which our own staff works closely together with our distributors to ensure a high level of customer responsiveness and to facilitate customer collaboration on product development.

Research & Development, Patents and Proprietary Rights

The R&D department is responsible to develop and improve our various products and to generate the technologies that will be necessary for future generation products. Our core technology consists of two main areas: vision and handling. Vision technology forms the core of all our products as it is used to perform the numerous two and three dimensional inspection tasks in our products. The handling technology forms the basis of the mechanical systems that move and sort components in our inspection systems. We combine the vision and handling technology in a unique way to produce more accurate and more reliable inspection systems.

Vision technology is at the heart of all our products and the majority of our R&D team is working on the various vision aspects. Our systems contain powerful measurement and inspection algorithms, often featuring very high subpixel accuracy and implemented on high-end DSP’s to optimize speed. We also develop high performance vision hardware based on a modular and cost effective architecture that allows increasing the performance whenever additional inspection tasks or more complicated algorithms are required. Further, the vision group is also responsible for the development of other important building blocks, such as optics, illumination and high resolution cameras. In various of these fields, we work closely together with key suppliers and research institutes, with some of which we have long standing partnerships and share roadmaps. The vision technology is developed in our R&D centers in Belgium and Germany.

Besides the inspection functions, most of our product offering also includes mechanical handling technology to move and sometimes sort the components, wafers, tapes or other items that we inspect. The input/output media such as trays, tubes, tapes and cassettes have inherent positional tolerance. To compensate for these tolerances, we combine our vision and mechanical skills and provide ‘vision guided handling’. This unique feature secures failsafe and high speed, yet cost effective handling.

Since 2002, we have strengthened our R&D organization by opening a mechanical design center in Hong Kong. We further added designers to this center in 2004 to further enhance our expertise in this key technology. The mechanical design center in Hong Kong works very closely together with our design centers in Belgium and Germany and with our factory in China.

Besides developing our core technologies, we also stay current with new and challenging packaging technologies and their inspection requirements. We maintain regular contacts with packaging specialists employed by our customers, sharing product roadmaps and evaluating new technologies. Since we supply our inspection systems to most major IC manufacturers and their subcontractors and since we are a global market leader, we often can detect trends and start developments early, to ensure our continuous success in this market.

To protect our intellectual property, we primarily rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions as well as patents. We generally do not provide our customers access to the source code of our software. We seek to protect our hardware, software and other written materials under trade secret and copyright laws. Our circuit boards and board sets incorporate proprietary firmware designs, which are designed in-house. Our board-level software is specifically designed to run only on these proprietary boards, further safeguarding this software from unauthorized use and embedding inspection methods in the software to limit re-engineering. Currently, we have one patent (expiring 2011) issued in Belgium, the United States, Europe, Japan and certain other territories for the 3D dual-shadow measuring method of lead coplanarity, one patent granted in the United States and Europe on 3D measurement of ball grid arrays and ten pending patent applications in diverse jurisdictions, related to other 2D and 3D inspection methods and handling techniques.

We also from time to time subcontract with universities, institutes and other third parties, and have obtained grants from the regional government of Flanders and from the European Community to support certain of our R&D efforts.

Operations

To operate in a cyclical market, we have established a flexible production model that allows the company to operate with limited fixed costs and adapt quickly to changing volumes in the market. Our supply chain is optimized for flexibility by combining the benefits of our own manufacturing sites with third parties subcontracting. In general, complex and high added value tasks are performed in house and less complex tasks with high labor content are subcontracted to carefully selected subcontractors. Subcontractors are selected on the basis of their quality, delivery flexibility and price, and a sophisticated Supply Chain Management system controls and supports this network of subcontractors.

For the inspection modules, that are either sold separately or as part of our inspection systems, we perform the final assembly, test, burn-in and quality control at our headquarters in Belgium and use subcontractors in and around Belgium for component manufacturing and subassembly production.

For the mechanical handling part of our inspection systems, we perform the final assembly and quality control either in our sites in Belgium, China and Hong Kong or with subcontractors where we maintain our quality assurance staff on site. The manufacturing of the mechanical parts itself is subcontracted to a number of suppliers, mainly located in Germany and China. During 2004, we substantially changed and improved our manufacturing organization with the acquisition of our China plant, which performs the final assembly of several of our inspection systems and steers and controls the growing network of subcontractors for mechanical parts and subassemblies in China.

Besides flexibility, we also pay attention to the continuity of our manufacturing organization and have a disaster recovery plan in place to recover quickly from any events that would disrupt our manufacturing process. One important measure in this plan is that most of our major inspection systems can be assembled in two distinct locations.

Human Resources

As of December 31, 2004, the company employed a full-time equivalent of 262 people world-wide, including 78 in Research & Development, 67 in Marketing & Sales (including technical support services), 99 in Operations and 18 in General & Administrative services. Of these 262 people, 120 are employed in Belgium. None of the employees are represented by a labor union and we have experienced no work stoppages.

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

Our competitors include Cognex Corporation, Robotic Vision Systems, Inc., Yasunaga Ltd., Semiconductor Technologies and Instruments Pte. Ltd. and August Technology Corporation. Certain of our competitors and potential competitors may have substantially greater manufacturing, financial, systems and marketing resources than us. In addition, these competitors may have the ability to respond more quickly to new or emerging technologies, may adapt more quickly to changes in customer requirements and may devote greater resources to the development, promotion and sale of their products than we do. We may also be operating at a cost disadvantage compared to manufacturers who have greater direct buying power from component suppliers or who have lower cost structures.

Some of our addressable markets are nascent markets, such as the market for our solar cell inspection modules, and the competitive landscape in these markets is still developing. We expect that, as these markets mature and other companies enter these markets, our competition will become more well-defined. We expect these markets, over time, to be similarly competitive to the current markets in which we operate, and we cannot guarantee that we will be able to compete successfully in these markets.

We believe that the principal competitive factors in the back-end semiconductor manufacturing, electronic assembly and related markets are product performance, including speed, accuracy and reliability, cost-effectiveness, quality, price, timeliness in delivering finished products, flexibility in adapting products to customers’ needs and customer support. We believe that we compete favorably with respect to these factors. However, once an original equipment manufacturer has selected its own or a competitor’s machine vision or inspection system for integration into its equipment, the original equipment manufacturer is likely to rely on that product for the life of that equipment model, and frequently for follow-on models, even if our products otherwise compare favorably to the vision or inspection product being used.

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

D. PROPERTY, PLANT AND EQUIPMENT

Our headquarters are located in the Research Park in Heverlee (Leuven), Belgium in a 5,800 square meters, two building complex on a 20,000 square meters parcel of land. Prior to 2002, we occupied a 3,605 square meters building located on 10,000 square meters of land, both of which we still own. We rent about 1,000 square meters of this building to third parties and recently the new cleanroom for our Wafer Inspector business was installed there. We obtained a € 6.4 million loan facility from Dexia Bank (Belgium) on February 26, 2002 (see Note 8 to our Consolidated Financial Statements), which is secured by a mortgage on all of our buildings.

We lease our manufacturing facility (3,120 square meters) that is located in Shenzhen, China.

We lease office space in Santa Clara, California; in Oberhaching, Germany; in Yokohama, Japan; in Hong Kong; in Singapore; in Seoul, Korea; in Hsinchu, Taiwan; in Shanghai and Shenzhen, China.

Glossary

Assembly	The processing of a wafer into individual IC’s, with protective housing and contact leads or balls, but excluding the electrical test and the final inspection.

Back-end	The complete process of transforming a wafer into individual IC’s, with protective housing and contact leads or balls, including the electrical test and the final inspection. The back-end includes assembly, test and final inspection.

BGA	Ball Grid Array

BWI	Bumped Wafer Inspector

COF	Chip On Film

CSP	Chip Scale Package

DCA	Direct Chip Attach

DSP	Digital Signal Processor

FCIP	Flip Chip In Package

FCOB	Flip Chip On Board

Final Assembly	See back-end.

Final inspection	The final step in the manufacturing process. This 2D and 3D dimensional visual inspection is performed fully automatically on 100% of the IC’s. This assures the quality of the IC’s including features such as the proper seating of the part on the PCB.

Finishing Equipment	The last equipment that any IC or semiconductor component goes through. Finishing equipment typically performs the final inspection of the semiconductor components, but may also perform other functions such as taping or even electrical test.

Front-end	The wafer manufacturing process.

IDM	Integrated Device Manufacturer, who designs and manufactures the IC’s.

Inspection Modules	ICOS product line of inspection solutions for integration in production equipment or integrated lines.

Inspection Systems	ICOS product line of stand-alone inspection systems.

LCD	Liquid Crystal Display

LED	Light Emitting Diode

LFCSP	Lead Frame CSP

MCM	Multiple Chip Module

MEM	Micro Electro Mechanical

Packaging	See Back-end

PCB	Printed Circuit Board

QFN	Quad Flat pack, No leads

QFP	Quad Flat Pack

RF devices	Radio Frequency devices

SBCSP	Substrate Based CSP

SiP	System in a Package

SO	Small Outline package

TAB	Tape Automated Bonding. Packaging technique in which the die is mounted on a flexible tape that contains the contacts or leads to the outside world.

Taping	Putting the semiconductor devices in the pockets of a specially designed embossed tape, which is automatically sealed and rolled onto a reel. Components are often taped, as this is the preferred format to ship the components to the end-users that will mount them on printed circuit boards for electronic applications.

TCP	Tape Carrier Package, package based on TAB

Test	The electrical test of the device, ensuring its proper functioning.

TSOP	Thin Small Outline Package

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

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

A. OPERATING RESULTS

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to product returns, bad debts, inventories, investments, intangible assets, income taxes, warranty obligations, restructuring and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies involve our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition. We recognize revenues from the sale of our vision and inspection modules and of spare parts upon delivery for OEM products, and upon installation for inspection systems provided that persuasive evidence of an arrangement exists, that transfer of title and risk of loss has passed to the customer (both direct third party customers or through distributors), that no significant obligation remains and the collection of the related trade account receivable is reasonably assured. We have no significant contractual post-shipment support obligations to our customers, except for certain warranty obligations. Transport and handling costs are recorded in cost of goods sold in the same period the related revenue is recognized. We provide warranty coverage on our products from the date of shipment. The warranty period is generally 12 to 24 months. We have estimated the cost of warranty coverage to be approximately 2% of revenues derived from the last year sales of end user products. This estimate is subject to review and may be changed when deemed appropriate by management. Estimated costs related to the warranty are accrued in the period of revenue recognition. Warranty expense is included in selling, general and administrative expenses. In the periods presented, our warranty experience was consistent with these estimates.

Inventory. Our inventories include materials, direct labor and manufacturing costs and an appropriate allocation of indirect overhead costs, and are stated at the lower of cost, determined on a weighted average basis, or market. At the end of each reporting period, we review our inventory and provide for inventory reserves for excess or obsolete inventory based on our then best estimates of product sales, changes in customer demand, technology and other economic factors. It is possible that the estimates we use to determine our provision for inventory write-down could be materially different from the actual amounts or results. These differences could result in materially different future expected inventory provisions, which could have a material impact on our financial position and results of operations.

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

Goodwill. We recorded goodwill of € 2.0 million with the acquisition of Qtec Industrie Automation GMBH during 1998. It has been recorded at cost and was being amortized until 2001 on a straight-line basis over an eight-year period, being the estimated useful life of the asset. As of January 1, 2002, we adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that the intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. Based on our own impairment review performed annually in the course of the fourth quarter of each fiscal year, we believe that no material impairment of goodwill existed as of December 31, 2004. However, pursuant to SFAS No. 142, we may determine in the future that goodwill has become materially impaired, in which case an adjustment would be made.

Legal Contingencies. We are currently involved in legal proceedings that we discuss in part in “Risk Factors” in Item 3.D., in Item 8, and elsewhere in this Annual Report, including Note 13 to our Consolidated Financial Statements. In connection with these legal proceedings, management periodically reviews estimates of potential costs we may incur in the future in connection with the adjudication or settlement, if any, of these proceedings. These estimates are developed in consultation with outside counsel and are based on an analysis of potential litigation outcomes and settlement strategies. In accordance with SFAS No. 5, Accounting for Contingencies, loss contingencies are accrued if, in the opinion of management, an adverse outcome is probable and such outcome can be reasonably estimated. We do not believe that these proceedings will have a material adverse effect on our financial position; however, it is possible that future results for any particular quarter or annual period may be materially affected by changes in our assumptions or the effectiveness of our strategies relating to these proceedings.

Financial Data

The following table sets forth certain financial data for the periods indicated as a percentage of revenues:

	Years Ended December 31,
	2004	2003	2002
Revenues	100.0%	100.0%	100.0%
Cost of goods sold	39.2	43.3	40.0

Gross profit	60.8	56.7	60.0
Operating expenses:
Research and development	10.0	14.5	21.8
Selling, general and administrative	20.1	29.0	39.3
Total operating expenses	30.1	43.5	61.1

Income (loss) from operations	30.7	13.2	(1.1)
Net other income (loss)	0.8	0.2	(4.9)

Income (loss) before income taxes	31.5	13.4	(6.0)
Income taxes	8.6	1.5	2.0

Net income (loss)	22.9%	11.9%	(8.0%)

Years ended December 31, 2004 and December 31, 2003

Revenues. In 2004, sales to Europe, Japan, Rest of Asia and the United States accounted for 19%, 28%, 47% and 6% of our revenues, respectively. In 2003, sales to Europe, Japan, Rest of Asia and the United States accounted for 25%, 16%, 48% and 11% of our revenues, respectively. Our business is conducted primarily in Euro, U.S. dollars and Japanese yen. As a result of conducting business in multiple currencies and in multiple countries, our business and results of operations are subject to risks of currency fluctuations as well as other risks associated with international sales generally.

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

Our revenues almost doubled to € 89.3 million in 2004 from € 44.8 million in 2003. This increase was primarily attributable to increases in units sold. Our increase in unit sales was primarily attributable to the general expansion of our markets during the first half of 2004, our increasing market share, and our ramping up of production volume of new products. In 2004, the semiconductor industry experienced a peak year, marked by strong growth in the first half of the year, followed by an equally strong decline in the second half, due to the cut back of production capacity expansion in the semiconductor industry, which in turn led to a strong decline in the demand for our equipment. We do not know if, or for how long, this decline will continue. We offset the effects of this decline through our product line expansion. During the year we ramped up production volume for our FTI product to inspect flex tapes for flat panel displays and our solar cell inspection systems. In the second half of 2004, these products accounted for approximately 25% of our revenues. During 2003, these products contributed very little to our revenues. We cannot assure that the market for these new products will continue to grow or that we will be able to maintain the level of sales that we achieved for these new products in the second half of 2004.

Until 2003, we reported revenues for three product categories: board-level products, system-level OEM products and stand-alone inspection machines. Going forward, we will combine our board-level and system-level products into one product group named inspection modules and we will report the stand-alone inspection machines in a second category, named inspection systems. Using this breakdown, the revenues of our inspection modules amounted to € 20.7 million in 2004 increasing from € 13.0 million in 2003. The inspection systems revenues increased from € 31.8 million in 2003 to € 68.6 million in 2004.

Gross Profit. Gross profit margin increased from 56.7% in 2003 to 60.8% in 2004. Our gross profit margin benefited in 2004 mainly from the production efficiencies of our new production plant in China that we acquired in March 2004. We expect that there might be continuous periodic fluctuations in our gross margin resulting from changes in our product sales mix and from possible currency fluctuations, while further evaluating continuously our provision for inventory write-down. In 2004, we disposed some of our inventory that was previously written down, primarily through scrapping, (or otherwise disposed of), and accordingly the allowance was reduced to € 2.0 million as of December 31, 2004. As a result of the disposal of our inventory that was previously written down, our gross profit margin was not materially affected in 2004. Expressed as a percentage of total inventories, the allowance for excess and obsolete inventory decreased from 23.3% in 2003 to 9.9% in 2004.

Research and Development. Research and development expenses increased by 36.6% to € 8.9 million, 10.0% of revenues in 2004, compared to € 6.5 million, 14.5% of revenues in 2003. In addition to these expenses, in 2004 we offset approximately € 285,000 of research and development expenses through government project funding recognized during that period, compared to approximately € 502,000 of such funding recognized in 2003. The increase of our research and development expenses in 2004 was a result of the intensified efforts in developing and supporting new products and enhancements of existing products. As of December 31, 2004, we had 78 employees primarily engaged in research and development compared to 63 employees as of December 31, 2003. We believe that research and development expenditures are essential to maintaining our competitive position and expect to increase the current quarterly level of research and development expenditures in the foreseeable future to support our commitment to new product development efforts.

Selling, General and Administrative. Selling, general and administrative expenses increased by 38.3% to € 18.0 million, 20.1% of revenues in 2004, from € 13.0 million, 29.0% of revenues in 2003. The increase of selling, general and administrative expenses was in the first place related to the higher level of commission expenses in 2004, which is related directly to the increased level of revenues of 2004. Secondly, the increase was a result of additional staffing to support our broadened customer base and product mix. As of December 31, 2004, we had 67 employees primarily engaged in our marketing, sales and technical support department compared to 55 employees as of December 31, 2003.

Net Other Income (Expense). In 2004, we recorded € 714,000 of net other income compared to € 100,000 of net other income in 2003. The difference was primarily attributable to currency exchange gains in the year 2004 amounting to € 0.4 million, compared to the currency exchange losses of approximately € 0.2 million in 2003. We recognize foreign currency exchange gains or losses on changes in the value of our assets, such as accounts receivable and cash deposits, denominated in currencies other than the Euro, based upon changes in exchange rates of those currencies in relation to the Euro. Despite the continued further depreciation of the U.S. dollar versus the Euro in the course of 2004, we were able to limit the impact of currency exchange gains or losses, following the change in 2003 from U.S. dollar towards Euro as our main invoicing currency.

Income Taxes. Income tax expense was € 7.7 million in 2004 compared to € 0.6 million in 2003. Based on the improved business conditions and outlook, we benefited in 2003 and 2004 from the releases of valuation allowances on deferred tax assets in some of our foreign subsidiaries. The decrease in the valuation allowance on deferred tax assets in 2003 amounted to € 1.0 million and related to our Japanese subsidiary. The decrease in the valuation allowance on deferred tax assets in 2004 amounted to € 0.6 million and related to our U.S. subsidiary.

Years ended December 31, 2003 and December 31, 2002

Revenues. In 2003, sales to Europe, Japan, the rest of Asia, and the United States accounted for 25%, 16%, 48% and 11% of our revenues, respectively. In 2002, sales to these territories accounted for 26%, 20%, 49% and 5% of our revenues, respectively. Our revenues increased by 46.5% to € 44.8 million in 2003, compared to € 30.6 million in 2002. From 2002 to 2003, inspection modules revenues increased from € 9.1 million to € 13.0 million and inspection systems revenues increased from € 21.5 million to € 31.8 million. These increases in revenues were primarily attributable to increases in units sold.

Gross Profit. Gross profit margin decreased to 56.7% in 2003 from 60.0% in 2002. As a result of an improved business climate in each of 2002 and 2003, we were able to dispose some of our inventory that was previously written down through primarily sales to customers (or otherwise disposed of), and consequently our gross profit margin reflected the benefit of a € 1.6 million reduction in our provision for inventory write-down in 2002 and a € 1.1 million further reduction of that provision in 2003. The reduction in this provision improved our gross profit margin by 5.2% in 2002 and 2.5% in 2003.

Research and Development. Research and development expenses decreased by 2.4% to € 6.5 million, 14.5% of revenues in 2003, compared to € 6.7 million, 21.8% of revenues in 2002. In addition to these expenses, in 2003 we offset approximately € 502,000 of research and development expenses through government project funding recognized during that period, compared to approximately € 339,000 of such funding recognized in 2002. In 2003, we intensified efforts for R&D by replacing outsourced developments by in-house developments following the opening of our new mechanical design center. We believe that this shift from previously outsourced R&D expenses to internal R&D expenses enabled us to intensify our R&D efforts in 2003 without additional expenses. As such, our total funded and unfunded research and development expenses remained unchanged in the last two years. As of December 31, 2003, we had 63 employees primarily engaged in research and development compared to 60 employees as of December 31, 2002.

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

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123R), which revised SFAS No. 123, Accounting for Stock-Based Compensation. This Statement supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees. The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB 25 and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of income. The revised statement is effective as of the first interim period beginning after June 15, 2005. We do not believe the adoption of SFAS No. 123R will have a material effect on the Company’s financial statements.

B. LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2004, we had working capital of € 61.0 million, including € 42.2 million of cash and cash equivalents. In addition, as of that date we had lines of credit aggregating approximately € 2.3 million available from Fortis Bank. As of December 31, 2004, we had no amounts outstanding under these facilities. The weighted average cost of short-term debt, including the current portion of long-term debt, at December 31, 2004 approximated 6.99%.

During 2004, net cash provided by operating activities amounted to € 21.2 million. Net income increased by non-cash items such as amortization, depreciation, provision for doubtful debts and deferred tax expense (benefit), amounted to a positive cash flow of € 25.5 million, while changes in operating assets and liabilities used € 4.3 million in cash. Sources of cash as a result of changes in assets and liabilities included an increase in other current liabilities of € 4.9 million and in income taxes payable of € 2.0 million that was entirely offset by an increase in inventories of € 7.7 million and in accounts receivable of € 3.6 million, all resulting from the increased level of activity.

During 2004, net cash used in investing activities amounted to € 7.7 million of cash, primarily used for the payment of acquired intangible assets from Siemens AG. The remainder of investments related to primarily the finalization of our headquarters facilities, including the cleanroom investment for our wafer inspection business. We currently do not foresee significant capital commitments for the year 2005. See Item 5.F. below for a further description of our contractual obligations.

During 2004, net cash used in our financing activities amounted to € 0.6 million, primarily for repayment of borrowings, partially offset by proceeds from shares issued in connection with the exercise in 2004 of 19,500 stock options.

As of December 31, 2004, we had long-term obligations of approximately € 5.2 million, consisting of long-term debt. As of that date, the current portion of these long-term obligations totaled € 0.7 million. We also have several non-cancelable operating leases, primarily for motor vehicles and office premises, which expire over the next three to five years. As of December 31, 2004, the total minimum lease payments till 2009 will be approximately € 2.4 million.

We believe that our existing resources, including our existing cash balances and cash generated from operations, will be sufficient to meet our currently planned working capital and capital expenditure requirements for at least the next 12 months.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Company Sponsored Research and Development

Our research and development efforts are focused on developing new vision and inspection modules and systems for the back-end semiconductor manufacturing, electronic assembly and related industries, and enhancing the functionality, reliability and performance of existing products. Our engineering, marketing, operations and management personnel have developed close collaborative relationships with many of their customer counterparts and have used these relationships to identify market demands and target our research and development efforts to meet those demands.

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

As of December 31, 2004, we had 78 employees engaged in research and development, including 22 persons involved in the research and development of new measurement methods, 29 persons involved in software development and 27 persons involved in hardware development.

In 2004, 2003 and 2002, our net research and development expenses were € 8.9 million, € 6.5 million and € 6.7 million, respectively.

D. TREND INFORMATION

The year 2004 demonstrated the strength of our operational model and proved our strategy of expanding our addressable market through the introduction of new products. Also, we further strengthened our long-term relationships with the major IC manufacturers and their subcontractors around the world and thereby increased our market share.

In 2005, we expect that, despite the short-term weakness in the market, several of our newer products will continue to grow and their contribution to overall sales will increase. More in general, we see plenty of opportunities for our inspection systems, as the variety and complexity of semiconductor packages are evolving rapidly. We also believe that we are well positioned to benefit from these opportunities, as we are a market leader and have the technology and the products, the customer relations and the operational model that are necessary to be successful in this rapidly expanding market. Therefore, we are confident about the future and eager to further implement our growth strategy.

Our backlog as of February 28, 2005, was approximately € 21.5 million, compared with € 32.9 million as of February 29, 2004. Backlog reflects customer orders for products for which we have accepted purchase orders with assigned delivery dates within 24 months. The level of backlog at any particular time is not necessarily indicative of our future operating performance. Delivery schedules may be extended and orders may be canceled at any time subject to certain cancellation penalties.

E. OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following is a summary of our contractual obligations, as specified below, as of December 31, 2004:

	Payments due by Period
Contractual Obligations (in thousands of Euro)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	€5,171	€681	€1,959	€1,496	€1,035
Operating Lease Obligations	€2,353	€787	€1,217	€349	—
Purchase Obligations	€4,400	€4,400	—	—	—
Total	€11,924	€5,868	€3,176	€1,845	€1,035

As of December 31, 2004, the Company has no material contractual obligations outstanding with respect to capital expenditures.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. DIRECTORS AND SENIOR MANAGEMENT

Our directors and senior management, and any employees such as scientists or designers upon whose work we are dependent, as of the date of this Annual Report are as follows:

Name	Age	Position
Joseph Verjans	58	Chairman of the Board of Directors

Antoon De Proft	45	President, Chief Executive Officer and Executive Director

August Smeyers	50	Vice President of Research and Development and Executive Director

Koen Gutscoven	46	Vice President of Marketing and Sales

Guido Vervoort	51	Vice President of Operations

Seiichi Kohnoike	55	General Manager of ICOS Vision Systems Ltd. (Japan)

Robin Kam	41	General Manager of ICOS Vision Systems Pte. Ltd. (Singapore)

Masoud (Max) Mirgoli	42	General Manager of ICOS Vision Systems Inc. (United States)

John Zabolitzky	55	General Manager of ICOS Vision Systems GmbH (Germany)

Stephan Wansleben	48	General Manager of ICOS Vision Systems GmbH (Germany)

Godwin Tse	42	General Manager of ICOS Vision Systems Limited (Hong Kong) and of ICOS Vision Systems (Shenzhen) Co. Ltd. (China)

Elton Lee	38	General Manager of ICOS Vision Systems Korea Co. Ltd. (Korea)

Exeter International NV, represented By Paul de Vrée (1) (2)	61	Director

André Oosterlinck (1)	58	Director

Fred Chaffart (1)	69	Director

(1)	Member of the Audit Committee

(2)	Corporations may serve as directors of Belgian companies

Joseph Verjans served as our Chief Executive Officer since he joined us in 1984. In 1989 he became our President and Chairman of our Board of Directors. Effective April 1, 2002, Mr. Verjans retired as President and Chief Executive Officer. He continues to serve us as Chairman of our Board of Directors. Prior to joining us, he served as the Equipment Manager in the Graphics Division of Agfa-Gevaert, a world leading imaging company. Mr. Verjans received a Ph.D. degree in electronics from the University of Leuven in 1974.

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

Robin Kam has served as the General Manager of our Singapore subsidiary since he joined us in 1996. From 1995 to 1996, he served as General Manager of the Asia Pacific division of IPC Peripherals Pte. Ltd., a manufacturer and supplier of computer peripherals. From 1991 to 1995, he served as General Manager of Rahmonics Resources Pte. Ltd., a digital signal processing company.

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

John G. Zabolitzky joined us upon our acquisition of Qtec, as a wholly-owned subsidiary, in July 1998. Previously, he served as a Managing Director of Qtec since co-founding that company in March 1994. Prior to joining Qtec, he served as General Manager of Botec Engineering GmbH, a machine vision company, from 1991 to 1994. From 1987 to 1991, he served as Technical Director for Kontron Electronik GmbH, a manufacturer of computers, computer periphery, and electronic measurement and machine vision equipment. From 1985 to 1987, he was a Professor of theoretical Physics and Fellow of the Supercomputer Institute at the University of Minnesota, Minneapolis. Before that he was a Professor of Physics at Cologne University, Germany. Dr. Zabolitzky received his Ph.D. from the Ruhr-University Bochum, Germany in 1972.

Stephan Wansleben joined us upon our acquisition of Qtec, as a wholly-owned subsidiary, in July 1998. Previously, he served as a Managing Director of Qtec since co-founding that company in March 1994. From 1990 to 1994, he served as Managing Director of Botec Electronics GmbH, a machine vision company working in the field of automotive applications. Between 1987 and 1990, he was R&D manager for Computer Graphics and Medical Image Analysis with Kontron Elektronik GmbH. Between 1985 and 1987, he served as research associate at the Department of Physics and Astronomy and the Advanced Computational Methods Center of the University of Georgia in the U.S. Mr. Wansleben received a diploma in Physics and a doctorate in Mathematical Physics from the University of Cologne, Germany.

Godwin Tse joined us in March 2004 upon our acquisition of Jointech Precision Equipment (Shenzhen) Co. Ltd. as a wholly-owned subsidiary. Previously, he has served as Managing Director of Jointech Precision Equipment (Shenzhen) Co. Ltd. since founding that company in June 2002. Between 1986 and 2002, he served as Director of Operations at Kras Asia Limited in Hong Kong and Kras Semiconductor Assembly Equipment in Shenzhen, China, a company that handled final assembly and quality control of inspection machines. He holds degrees of Bachelor of Science in Electronics Engineering, Master of Business Administration and Master of Science in Industrial Automation from the University of Hong Kong.

Elton Lee joined us in early 2004 as General Manager of the newly incorporated subsidiary ICOS Vision Systems Korea Co. Ltd. Prior to joining us, from 1996 to 2003, he served as Sales Manager of Orbotech Pacific Ltd. in Korea. He holds a degree in Chemical Engineering from the Kyung Hee University and a master’s degree in Global Business and Marketing Administration from the Han Yang Graduate School in Korea.

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

André Oosterlinck is also one of our co-founders. He served as a Director from 1982 until 1988 and has served us again as Director since 1989. Professor Dr. Ir. Oosterlinck earned his Ph.D. degree in computer science in 1972 from the University of Leuven, has been a full professor at the University of Leuven since 1984 and has served as its Rector-President since 1995.

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

B. COMPENSATION

The total amount of fees paid in 2004 to all directors, including the fees provided to members of our Audit Committee in their capacity as such, amounted to € 57,000. No loans nor advance payments are given to directors.

The overall gross remuneration paid to the members of management during 2004 amounted to € 1.7 million. No loans nor advance payments are given to managers.

As of February 17, 2003, 117,950 options to purchase ICOS common stock were attributable to members of management. The exercise price of these options is $5.50 and the exercise period runs from January 1, 2004 to December 5, 2009. During the year 2004, 10,500 of these options were exercised. No new options were issued in 2004.

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

The Board of Directors meets upon invitation of the Chairman of the Board or of the Executive Director and CEO, whenever the Company’s interests require it, or when any director requests a meeting. The Board of Directors held seven meetings during 2004.

The main topics on which the Board of Directors deliberates are the mission and the strategy of the Company, matters of world-wide economic importance, the cycle of the industry, the development of new activities or discontinuation of existing activities, the establishment and closure of group companies, general corporate and social policy, mergers and acquisitions, and the hiring and remuneration of senior management. The group’s budgets and periodic financial results and cash flows are evaluated by the Board.

As a special matter of attention, the Board of Directors is closely following up on the implementation of the Sarbanes-Oxley Act within the time frame set for foreign private issuers, taking into account the SEC final rules in response to this Act, as well as the Nasdaq corporate governance rules. Some of these matters are delegated to special committees operating under a written charter from the Board of Directors.

The Audit Committee operates pursuant to a written Charter that was approved and adopted by the Board of Directors. Under the provisions of the Audit Committee Charter, the Audit Committee is responsible for, among other things: recommending to the Board of Directors the nomination of the independent auditor; reviewing and monitoring the financial reporting process and internal control systems; reviewing the annual financial statements, the scope of the audit and the role and performance of the independent auditor; reviewing the independence of the independent auditors; providing an open avenue for communication between the independent auditor, management and the Board of Directors; reviewing and approving all related party transactions and reviewing its Charter annually. The Audit Committee is authorized to seek outside legal or other advice to the extent it deems necessary or appropriate, provided it shall keep the board advised as to the nature and extent of such outside advice. It is furthermore authorized to confer with Company management and other employees. In accordance with the Sarbanes-Oxley Act and in order to preserve the independence of the auditor, the Audit Committee has implemented since February 2003, a pre-approval procedure for audit and all permitted non-audit services. According to Nasdaq and SEC rules, the Audit Committee must consist of at least three members, all of whom have to be independent directors. The members of the Audit Committee are Mr. André Oosterlinck (Chairman), Mr. Fred Chaffart and Exeter International NV, represented by Mr. Paul de Vrée. The Audit Committee held four meetings during fiscal 2004.

The Remuneration Committee is responsible for, among other things: recommending and reviewing all remuneration and compensation of the senior management. Members of the Remuneration Committee are Mr. André Oosterlinck (Chairman), Mr. Fred Chaffart and Exeter International NV, represented by Mr. Paul de Vrée. The Remuneration Committee held one meeting during fiscal 2004.

The majority of the Directors has to be present or be represented to enable the Board to validly deliberate and make decisions. Decisions are reached by majority of the votes. In the event of a tie, the Chairman has the casting vote.

D. EMPLOYEES

The total number of persons we employ is expressed below in full-time equivalents at the end of each reported period.

As of December 31, 2004, we employed 262 persons, including 67 in Marketing & Sales (including technical support services), 78 in Research & Development, 99 in Operations, and 18 in General & Administrative services. Of those employees, 120 were employed at our Belgium headquarters in Heverlee, 19 were employed in Germany, 7 were employed in the United States, 18 were employed in Japan, 9 were employed in Singapore, 5 were employed in South Korea, 26 were employed in Hong Kong, 53 were employed in China and 5 were employed in other South-East Asian countries.

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

The collective bargaining agreements concluded by the joint Labor Committee applicable to our industry sector apply to us and our employees in Belgium. Moreover, Belgian law requires companies employing a weighted average of 100 or more employees to set up a workers’ council, composed of representatives of our employees and management. Workers’ councils have an advisory function, are entitled to certain corporate, financial, commercial and personnel information, and are involved in cases of collective dismissal procedures. The determination of the number of employees for purposes of setting up a workers’ council is based on a one-year period preceding the quarter in which the election procedure must be initiated. We were required to set up a workers’ council at the scheduled election of the council in 2004. However, as not more than one employee presented himself as a candidate for this election, no elections were held and no workers’ council was installed. Under Belgian law, we will again be required to set up a workers’ council at the scheduled election of the council in 2008, if more then one employee would present themselves as candidates for this election. In addition, Belgian employment law imposes substantial minimum terms of notice in connection with the termination of employment agreements. The actual length of such terms depends on the age, seniority and salary level of the employee, and in certain instances may exceed one year. In the event that we terminate an employee, we are under an obligation to pay the employee an amount equal to the salary that otherwise would have been payable during the term of notice. We believe that our relationships with our employees are good.

E. SHARE OWNERSHIP

Share Ownership

With respect to the share ownership of our 15 executive officers and directors, see the disclosure below in Item 7, Major Shareholders and Related Party Transactions.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS

The following table sets forth certain information as of February 16, 2005, with respect to the beneficial ownership of our common stock by: (i) each director, senior manager and key employee, and (ii) each person known by us to own 5% or more of our common stock. This information is based upon information received from or on behalf of the named individuals.

Name	Shares of Common Stock Beneficially Owned (1) (2)	Percent of Class of Common Stock
Joseph Verjans (3)	1,565,721	14.8%

August Smeyers	642,329	6.1%

Antoon De Proft	321,906	3.0%

André Oosterlinck	159,950	1.5%

Guido Vervoort	152,750	1.4%

Koen Gutscoven	*	*

John Zabolitzky	*	*

Robin Kam	*	*

Stephan Wansleben	*	*

Exeter International NV, Represented by Mr. Paul De Vrée	*	*

Masoud (Max) Mirgoli	*	*

Seiichi Kohnoike	*	*

Fred Chaffart	*	*

Godwin Tse	*	*

Elton Lee	*	*

All directors and officers as a group (15 persons) (2) (3)	2,943,864	27.8%

*	Less than 1% of the outstanding and issued shares of Common Stock.

(1)	Unless otherwise noted, to our knowledge each person identified possesses sole voting and investment power with respect to the outstanding and issued shares listed.

(2)	Includes options to purchase 48,476 shares that are currently exercisable, or exercisable within 60 days of the date of this table, issued to senior managers.

(3)	Includes 19,000 shares of stock held by a company controlled by Mr. Verjans.

There have been no significant changes in ownership held by any major shareholders during the past three years.

Except for the nomination rights described in Item 6.C., Directors, Senior Management and Employees – Board Practices, above, there are no other differences in the voting rights of our stockholders.

As of March 11, 2005 the percentage of our common stock held of record in the United States was 74.4%. This percentage includes shares held of record by CeDe&Co, which holds record title to shares on behalf of beneficial holders in the United States and other countries, including Belgium. As of March 11, 2005, there were 11 United States record holders of our common stock.

To our knowledge, we are not directly or indirectly controlled or owned by another corporation(s), any foreign government, or by any other natural or legal person(s) severally or jointly.

There are no arrangements known to us that may operate at a subsequent date to cause a change in control.

B. RELATED PARTY TRANSACTIONS

F-3 Registration Statement Relating to Shares Held by Joseph Verjans

At the request of Mr. Verjans, we prepared and filed with the Securities and Exchange Commission a Registration Statement on Form F-3 on July 30, 2002, as amended May 25, 2004, to register for sale up to 1,200,000 shares of our common stock held by Mr. Verjans. Mr. Verjans obtained these securities in various transactions, mainly in the period from 1989 through 1996. Under the Registration Statement, Mr. Verjans will be able to offer these shares for sale from time to time.

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

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

Our consolidated Financial Statements and Other Financial Information are listed under Item 18 in this Report.

Legal Proceedings

In July 2000, we were served with a Summons and Complaint by Scanner Technologies Corporation (“Scanner”) in the United States District Court, Southern District of New York. The Complaint alleged that certain of our products, which relate to stereo vision inspection of ball grid array, chip scale package and bumped wafer products, infringe U.S. Patent Numbers 6,064,756 and 6,064,757. Although we believe that our technology and products do not infringe any of these patents, we partially settled the case in 2003 for the majority of the systems we sold in the United States, those containing one light source. We had recorded provisions in respect of related legal expenses amounting to approximately € 0.5 million at December 31, 2002 and the settlement fee of U.S. dollar 0.4 million was paid in 2003 and was fully covered by these provisions.

For the remainder of the systems, those containing two light sources, the District Court ruled in summary judgment that we were not infringing the patents. Scanner appealed this ruling in 2003 and on April 23, 2004, the United States Court of Appeals for the Federal Circuit vacated the District Court’s summary judgment decision on a narrow issue of patent claim construction, ruling that a literal reading of Scanner Technologies’ patents at issue covered stereo vision inspection systems with illumination from one or more light sources, and remanded the case to the District Court for further proceedings based upon this new construction. The Appeals Court ruling did not address whether any of our products infringe any patent claims of Scanner Technologies or whether any of those claims, including those relating to one or more light sources, are valid or enforceable. The trial in the District Court took place in March 2005 and the parties are awaiting a ruling.

While we continue to believe that we do not infringe any valid or enforceable patents of Scanner Technologies, ongoing litigation can be costly and time consuming, and we cannot guarantee that we will prevail. If Scanner were to prevail, it could obtain damages or expenses relating to the limited number of systems we have sold in the United States, and enjoin us from further selling the infringing products or otherwise infringing Scanner’s patents in the United States. We intend to continue to vigorously defend our interests. No provision in respect of related legal expenses has been recorded at December 31, 2004.

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

(1)	The five most recent full financial years:

	Common Stock Price
	Nasdaq (in U.S. dollars)		Nasdaq Europe (in U.S. dollars)		Euronext (in Euro)
	High	Low	High	Low	High	Low
2000	$45.00	$13.50	$44.00	$13.00	—	—
2001	$21.44	$4.24	$21.25	$3.50	—	—
2002	$8.62	$1.85	$8.70	$4.45	—	—
2003	$18.30	$4.50	$8.63	$4.00	€14.50	€6.10
2004	$36.35	$18.40	—	—	€27.50	€14.40

(2)	Each full financial quarter for the two most recent full financial years and subsequent period:

	Common Stock Price
	Nasdaq (in U.S. dollars)		Nasdaq Europe (in U.S. dollars)		Euronext (in Euro)
	High	Low	High	Low	High	Low
Quarter ended March 31, 2003	$5.60	$4.50	$5.60	$4.00	—	—
Quarter ended June 30, 2003	$7.90	$5.05	$7.78	$4.93	€6.94	€6.20
Quarter ended September 30, 2003	$10.84	$6.91	$8.63	$7.05	€9.55	€6.10
Quarter ended December 31, 2003	$18.30	$9.41	—	—	€14.50	€8.30

Quarter ended March 31, 2004	$36.35	$18.40	—	—	€26.59	€14.40
Quarter ended June 30, 2004	$33.00	$25.05	—	—	€27.50	€21.50
Quarter ended September 30, 2004	$31.15	$18.75	—	—	€25.55	€16.12
Quarter ended December 31, 2004	$29.63	$20.01	—	—	€22.00	€15.75

(3)	Each month for the most recent six months:

	Common Stock Price
	Nasdaq (in U.S. dollars)		Euronext (in Euro)
	High	Low	High	Low
September 2004	$23.17	$20.64	€19.35	€17.01
October 2004	$23.00	$20.01	€17.94	€15.95
November 2004	$24.95	$20.10	€18.50	€15.75
December 2004	$29.63	$23.00	€22.00	€17.55
January 2005	$29.32	$23.20	€21.97	€18.15
February 2005	$27.15	$24.00	€20.60	€19.45

The last reported sale price of the Common Stock on March 31, 2005 on the Nasdaq National Market was $ 26.77 per share and on Euronext was € 20.27 per share.

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

A. SHARE CAPITAL.

Not Applicable

B. MEMORANDUM AND ARTICLES OF ASSOCIATION.

Incorporated by reference to the description of our capital stock contained in the “Additional Information” section of our Registration Statement on Form F-3 (Registration No. 333- 97551) filed on July 30, 2002, as amended May 25, 2004, and to our Restated Articles of Association, which were filed as Exhibit 1.01 to our Annual Report on Form 20-F for the year ended December 31, 2003.

C. MATERIAL CONTRACTS.

We entered into a Distribution Agreement as of April 1, 1994 by and among ourselves, ICOS Vision Systems Ltd. and Marubun Corporation to appoint Marubun as our exclusive distributor for component inspectors in Japan. The agreement automatically renews for a one-year term unless terminated upon six months notice by either party. In 2004, sales to Marubun represented approximately 26% of our revenues.

On February 26, 2002, we obtained within our credit facility with Dexia Bank two long-term loans for a total amount of 6.4 million Euro. These loans are secured by a mortgage on our buildings and bear an interest rate of 6.30%. As of December 31, 2004, we had € 5.0 million outstanding under these loans.

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

United States Federal Income Taxes. For United States federal income tax purposes, the gross amount of all distributions, if any, paid with respect to Common Stock out of current or accumulated earnings and profits (“E&P”) to a U.S. Stockholder generally will be treated as foreign source dividend income to such holder, even though the U.S. Stockholder generally receives only 85% of that amount (after giving effect to the Belgian withholding tax as reduced by the Convention). United States corporations that hold Common Stock generally will not be entitled to the dividends received deduction that applies to dividends received from United States corporations. To the extent a distribution exceeds E&P, it will be treated first as a return of capital to the extent of the U.S. Stockholder’s adjusted basis and then as gain from the sale of a capital asset.

In the case of a U.S. Stockholder that is an individual, estate or trust, gains from the sale of a capital asset held for longer than twelve months are taxable at a maximum federal income tax rate of 15%, while gains from the sale of a capital asset that does not meet such holding period are taxable at the rates applicable to ordinary income. Dividends paid prior to 2009 to a U.S. Stockholder that is an individual, estate or trust generally are also subject to the 15% maximum rate. Special rules may apply, however, to cause such dividends to be taxable at the higher rates applicable to ordinary income. For example, the reduced tax rates are not available with respect to a dividend on shares where the U.S. Stockholder does not continuously own such shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date. In addition, the reduced tax rates are not available with respect to dividends received from a foreign corporation that was a foreign investment company, a passive foreign investment company, or a foreign personal holding company in either the taxable year of the distribution or the preceding taxable year. The reduced tax rates generally are available only with respect to dividends received from U.S. corporations, and from non-U.S. corporations (a) that are eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory and that contains an exchange of information program, or (b) whose stock is readily tradable on an established securities market in the United States. Many other complex and special rules may apply as a condition to, or as a result of, the application of the reduced tax rate on dividends. Moreover, the applicability of the reduced tax rate on dividends received from non-U.S. corporations is subject to change. The United States tax authorities have announced their intention to promulgate rules that would permit U.S. Stockholders to rely on certifications from issuers to establish the applicability of the reduced dividend tax rate. U.S. Stockholders are advised to consult their own tax advisors.

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

United States Information Reporting and Backup Withholding

Dividend payments on Common Stock and proceeds from the sale, exchange or redemption of the Common Stock may be subject to information reporting to the IRS and possible U.S. backup withholding at a 28% rate. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Persons required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification) in the case of U.S. persons and on IRS Form W-8BEN (Certificate of Foreign Status) in the case of non-U.S. persons.

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

Foreign Currency Risk

Until December 31, 2002, the majority of our revenues were in U.S. dollars and Japanese yen. As of January 1, 2003, we changed to the Euro as our main invoice currency, and at the same time, we began to determine our prices world-wide, with the sole exception of Japan, based upon the Euro, and to treat the Euro as the preferred invoice currency. As a consequence, in the course of fiscal 2004 and 2003, Euro revenues gained a substantial weight as a percentage of our total revenues. We anticipate that a significant portion of our revenues will continue to be in U.S. dollars and Japanese yen, and accordingly we will be exposed to changes in the value of the Euro relative to the U.S. dollar and the Japanese yen.

Because the Company is operating its business internationally, we are incurring expenses in a number of foreign currencies. We anticipate that a significant portion of our expenses will continue to be in several foreign currencies, primarily the U.S. dollar, the Japanese yen, the Hong Kong dollar, the Singapore dollar, the South Korean Won and the Chinese Renminbi. As a result, the Company will be exposed to fluctuations in the value of these currencies.

In 2004 and 2003, we did not enter into any forward exchange or other hedging contracts. We do not use foreign exchange contracts for trading purposes.

Interest Rate Sensitivity

Our exposure to market risk for changes in interest rates relates primarily to our debt obligations (long-term debt) on which interest is paid at fixed rates. The table below provides information about our financial instruments at December 31, 2004 that are sensitive to changes in interest rates, including debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The relevant instrument’s actual cash flows are denominated in Euro.

	Expected maturity Date
December 31, 2004	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
	(in thousands of Euro)
Long-term debt(1)
Fixed rate	681	638	640	681	725	1,806	5,171	5,499
Average Interest rate							7.0%

(1)	All long-term debt is in Euro.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not Applicable

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Under Belgian law, the capital structure of the Company, including the number of shares authorized and outstanding, is adopted in the Company’s Articles of Association and may be changed by the shareholders. On June 5, 2002, our shareholders authorized our Board of Directors to increase our authorized capital from time to time over a period of five years. This amendment became effective as of its formal filing and publishing on July 7, 2002, pursuant to Belgian Company Law. As a result, and until July 7, 2007, our Board of Directors is permitted to increase the capital of the Company by a maximum of € 3.6 million without obtaining the further consent of the shareholders. Under Belgian law, our Articles of Association are required to be amended to reflect certain changes to the number of shares outstanding and, in 2004, were so amended to reflect certain immaterial changes.

Item 15.	CONTROLS AND PROCEDURES.

(a)	Disclosure controls and procedures.

Based on their evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934), as of the end of the period covered by this Annual Report on Form 20-F, our principal executive officer and our financial manager, who serves as our principal financial officer, concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and are operating in an effective manner.

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

Item 16B - Code of Ethics

We have adopted a code of ethics, our “Code of Ethics for Senior Financial Officers,” which is applicable to our principal executive officer, financial manager, or persons performing similar functions. A copy of our Code of Ethics for Senior Financial Officers was filed as Exhibit 11.1 to our Annual Report on Form 20-F for the year ended December 31, 2003, and is posted on our website, www.icos.be.

Item 16C - Principal Accountant Fees and Services

The following table sets forth the total remuneration that was paid by us and our subsidiaries to our Independent Registered Public Accounting Firm, Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren, in each of our previous two fiscal years:

	For fiscal years ended December 31,
	2004	2003
	(in thousands of Euro)
Audit Fees	€300	€277
Audit-Related Fees	€97	—
Tax Fees	€8	€25

Total	€405	€302

The Audit Fees for the years ended December 31, 2004 and 2003 were for professional services rendered for the annual audits of our consolidated financial statements, statutory audits required by foreign jurisdictions, quarterly reviews, issuance of consents and review of documents filed with the Securities and Exchange Commission.

The Audit-Related Fees for the year ended December 31, 2004 were for specific accounting and consultation due diligence services in respect of acquisitions.

Tax Fees for the years ended December 31, 2004 and 2003 were for services performed in connection with income tax compliance, consulting and tax research services and assistance with tax audits.

As of February 2003, our Audit Committee pre-approves all of the services to be performed by our Independent Registered Public Accounting Firm. Since February, 2003, in each case where approval was sought for the provision of audit and permissible non-audit services, the Audit Committee considered whether the independent auditors’ provision of such services to the Company was compatible with maintaining the auditors’ independence, and determined that it was compatible.

No services were approved by our Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D - Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E - Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS.

Not Applicable

ITEM 18.	FINANCIAL STATEMENTS.

The following consolidated financial statements, together with the report of the Independent Registered Public Accounting Firm, are filed as part of this Annual Report on Form 20-F.

Financial Statements

Financial Statement Schedules

Report of Independent Registered Public Accounting Firm on Schedule II: Valuation and Qualifying Accounts.

Schedule II : Valuation and Qualifying Accounts.

All other Schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

ITEM 19.	EXHIBITS.

Exhibits

The following exhibits are filed as part of this Annual Report on Form 20-F.

Exhibit Number	Title
1.01	Restated Articles of Association of the Registrant°

2.01	Specimen Registered Certificate Common Stock (incorporated by reference to Exhibit 4.01 to the Registrant’s Registration Statement on Form F-1) (Registration No. 333-7906)

2.02	Description of Capital Stock (incorporated by reference to the “Additional Information” section of the Registrant’s Registration Statement on Form F-3) (Registration No. 333-97551)

4.01	Distribution Agreement between the Company and Marubun (incorporated by reference to Exhibit 10.01 to the Registrant’s Registration Statement on Form F-1) (Registration No. 333-7906)

4.02	Qtec Acquisition Agreement (incorporated by reference to Exhibit 2.01 to the Company’s Annual Report on Form 20-F for the year ended December 31, 1998)

4.03	Credit Facility with Dexia Bank, dated February 26, 2002 (incorporated by reference to Exhibit 4.03 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001)

4.04	ICOS Vision Systems Corporation NV 2002 Stock Option Plan° (incorporated by reference to Exhibit 4.04 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002)

8.01	Subsidiaries of the Company

11.01	Code of Ethics (incorporated by reference to Exhibit 11.01 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003)

12.01	Certification of Principal Executive Officer

12.02	Certification of Financial Manager (Principal Financial Officer)

13.01	Certification Pursuant to Section 906 Of The Sarbanes-Oxley Act Of 2002 (Subsections (A) And (B) Of Section 1350, Chapter 63 Of Title 18, United States Code)

15.01	Consent of Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren (Independent Registered Public Accounting Firm for the Company)

°	Translated in full or summary version; the original language version is on file with the Registrant and is available upon request.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ICOS VISION SYSTEMS CORPORATION NV (Registrant)

By:	/s/ ANTOON DE PROFT
Name:	Antoon De Proft
Title:	President and Chief Executive Officer

Date: April 4, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of ICOS Vision Systems Corporation NV:

We have audited the accompanying consolidated balance sheets of ICOS Vision Systems Corporation NV, a Belgian corporation, and its subsidiaries, as of December 31, 2004 and 2003, and the related consolidated statements of income (loss), stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICOS Vision Systems Corporation NV and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Klynveld Peat Marwick Goerdeler

KLYNVELD PEAT MARWICK GOERDELER	Hasselt, Belgium
Bedrijfsrevisoren	February 16, 2005
Represented by J. Briers

Consolidated Balance Sheets

(in thousands of Euro, except share data)

	December 31,
	2004	2003
ASSETS
Current Assets:
Cash and cash equivalents	42,179	29,530
Trade accounts receivable, net of allowance for doubtful accounts of € 82 and € 75 at December 31, 2004 and 2003, respectively	16,166	13,079
Inventories, net (Note 2)	18,063	10,681
Prepaid expenses	221	332
Current deferred tax assets (Note 5)	1,178	479
Other current assets	1,465	1,172

Total current assets	79,272	55,273

Net property and equipment (Notes 3, 7 and 11)	10,134	9,196
Intangible assets (Note 1 (l))	5,505	—
Goodwill (Note 1 (m))	1,149	1,149
Noncurrent deferred tax assets (Note 5)	—	3,495
Other assets (Note 1 (k))	966	616

Total assets	97,026	69,729

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Trade accounts payable	5,466	4,308
Current portion of long-term debt (Note 8)	681	647
Accrued expenses	3,509	2,895
Income taxes payable	2,990	1,197
Deferred revenue (Note 1 (p))	2,095	428
Other current liabilities (Note 4)	3,574	385

Total current liabilities	18,315	9,860

Long-term debt, excluding current portion (Note 8)	4,490	5,171
Noncurrent deferred tax liabilities (Note 5)	905	—
Provision for warranty (Note 1 (q))	408	646

Total liabilities	24,118	15,677

Commitments and contingencies (Notes 7 and 13)

Stockholders’ equity: (Note 9)
Common stock, no par value, 10,527,310 and 10,507,810 shares issued and outstanding at December 31, 2004 and 2003, respectively	3,237	3,230
Additional paid-in capital	22,396	22,317
Retained earnings	50,279	29,813
Accumulated other comprehensive income (loss)	(3,004)	(1,308)

Total stockholders’ equity	72,908	54,052

Total liabilities and stockholders’ equity	97,026	69,729

See accompanying notes to the consolidated financial statements

Consolidated Statements of Income (Loss)

(in thousands of Euro, except share data)

	Years ended December 31,
	2004	2003	2002
Revenues (Notes 11 and 12)	89,326	44,757	30,550
Cost of goods sold	35,012	19,402	12,208

Gross profit	54,314	25,355	18,342

Operating expenses:
Research and development (Note 1 (r))	8,885	6,506	6,664
Selling, general and administrative	17,950	12,981	12,003

Total operating expenses	26,835	19,487	18,667

Income (loss) from operations	27,479	5,868	(325)

Other income (expense):
Interest income	513	534	742
Interest expense	(362)	(398)	(374)
Other income	155	176	117
Foreign currency exchange gain (loss)	408	(212)	(1,982)

Net other income (expense)	714	100	(1,497)

Income (loss) before income taxes	28,193	5,968	(1,822)
Income taxes (Note 5)	7,727	641	620

Net income (loss)	20,466	5,327	(2,442)

Basic earnings per share (Note 1 (w))	1.95	0.51	(0.23)

Weighted average number of common shares outstanding (Note 1 (w))	10,517,187	10,507,810	10,507,810

Diluted earnings per share (Note 1 (w))	1.91	0.50	(0.23)

Diluted weighted average number of common shares outstanding (Note 1 (w))	10,704,638	10,594,819	10,507,810

See accompanying notes to the consolidated financial statements

Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss)

(in thousands of Euro, except share data)

	Common Stock		Additional paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Stockholders’ Equity
	Number of Shares	Amount
Balance at December 31, 2001	10,507,810	3,230	21,947	26,928	(459)		51,646

Comprehensive income (loss)
Net income (loss) for year	—	—	—	(2,442)	—	(2,442)	(2,442)
Foreign currency translation adjustment	—	—	—	—	319	319	319
Total comprehensive income (loss)						(2,123)
Stock plans	—	—	370	—	—		370

Balance at December 31, 2002	10,507,810	3,230	22,317	24,486	(140)		49,893

Comprehensive income (loss)
Net income for year	—	—	—	5,327	—	5,327	5,327
Foreign currency translation adjustment	—	—	—	—	(1,168)	(1,168)	(1,168)
Total comprehensive income (loss)						4,159

Balance at December 31, 2003	10,507,810	3,230	22,317	29,813	(1,308)		54,052

Comprehensive income (loss)
Net income for year	—	—	—	20,466	—	20,466	20,466
Foreign currency translation adjustment	—	—	—	—	(1,696)	(1,696)	(1,696)
Total comprehensive income (loss)						18,770
Shares issued in connection with the exercise of stock options	19,500	7	79	—	—		86

Balance at December 31, 2004	10,527,310	3,237	22,396	50,279	(3,004)		72,908

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows

(in thousands of Euro, except share data)

	Years ended December 31,
	2004	2003	2002
Cash flows from operating activities
Net income (loss)	20,466	5,327	(2,442)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,356	764	830
Allowance for doubtful debts	7	(43)	(19)
Loss on disposal of fixed assets	11	63	—
Deferred tax expense (benefit)	3,689	(677)	(49)
Stock-based compensation expense	—	—	370
Changes in assets and liabilities:
Increase in trade accounts receivable	(3,582)	(6,322)	(4,140)
Decrease (increase) in inventories	(7,736)	608	5,218
Decrease (increase) in prepaid expenses and other current assets	(812)	471	2,549
Decrease (increase) in other assets	(471)	59	(114)
(Decrease) increase in trade accounts payable	910	3,366	(785)
(Decrease) increase in accrued expenses	673	1,191	(955)
(Decrease) increase in income taxes payable	2,030	824	(1,097)
(Decrease) increase in other current liabilities	4,942	(771)	1,830
(Decrease) increase in provision for warranty services	(238)	207	151

Net cash provided by operating activities	21,245	5,067	1,347

Cash flows from investing activities
Additions to property and equipment	(1,555)	(326)	(1,983)
Purchase of acquired intangible assets	(6,129)	—	—
Acquisitions, net of cash received	(35)	—	—

Net cash used in investing activities	(7,719)	(326)	(1,983)

Cash flows from financing activities
Repayment of borrowings	(647)	(615)	(470)
Proceeds from borrowings	—	—	6,400
Proceeds from shares issued in connection with the exercise of stock options	86	—	—
Capital lease payments	—	(5)	(5)

Net cash provided by (used in) financing activities	(561)	(620)	5,925

Increase in cash and cash equivalents	12,965	4,121	5,289
Impact of exchange rate movements on cash	(316)	(471)	(61)
Cash and cash equivalents at beginning of period	29,530	25,880	20,652

Cash and cash equivalents at end of period	42,179	29,530	25,880

Supplemental disclosure
Cash paid during period for interest	362	398	378
Income taxes paid	2,042	488	1,734

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements

(in thousands of Euro, except share data)

December 31, 2004 and 2003

1.	Summary of Significant Accounting Policies

a.	Basis of Presentation

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

b.	Description of Business

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

On December 27, 2002, ICOS incorporated a new subsidiary ICOS Vision Systems Limited (“ICOS HK”), in Hong Kong, and effective January 1, 2003, the operations of the previous IVS’ branch office in Hong Kong, were transferred to this newly incorporated subsidiary. The subsidiary ICOS HK provides sales and support services in its regional market and is both a R&D and production center of the Group. Through ICOS HK, the Company has acquired in March 2004, 100% ownership of ICOS Vision Systems (Shenzhen) Co. Ltd. (“ICOS Shenzhen”), formerly Jointech Precision Equipment (Shenzhen) Co. Ltd., for a total consideration, net of cash received, of Euro 35. ICOS Shenzhen has become a production plant of the Group.

Notes to the Consolidated Financial Statements

(in thousands of Euro)

On May 14, 2003, ICOS incorporated a new subsidiary ICOS Vision Systems Pte. Ltd. (“ICOS SG”), in Singapore, and effective June 1, 2003, the operations of the previous IVS’ branch office in Singapore, were transferred to this newly incorporated subsidiary. This subsidiary provides sales and support services in the area Singapore, Malaysia and Thailand.

On April 20, 2004, ICOS incorporated a new subsidiary ICOS Vision Systems Korea Co. Ltd., in South Korea (“ICOS Korea”). This subsidiary of ICOS provides sales and support services in South Korea.

c.	Principles of Consolidation

At December 31, 2004, the Company owns substantially all of the outstanding shares of IVS (99.9%), of GMBH (100%), of ICOS HK (100%), of ICOS SG (100%) and of ICOS Korea (100%). Accordingly, the consolidated financial statements include the accounts of ICOS, GMBH, ICOS SG, ICOS Korea and the consolidated accounts of IVS, including its two wholly owned subsidiaries INC and LTD, and the consolidated accounts of ICOS HK including its wholly owned subsidiary ICOS Shenzhen. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

d.	Foreign Currencies

Functional Currency

The Group’s major operations are located in Belgium. Revenues are denominated in several currencies, of which the majority was denominated in Euro. At the same time, the majority of the expenses was also incurred in Euro. The functional currency of ICOS, IVS and GMBH is Euro.

The functional currencies of the three other ICOS subsidiaries are the Hong Kong Dollar (HK$ or HKD) for ICOS HK, the Singapore Dollar (S$ or SGD) for ICOS SG and the South Korean Won (KRW) for ICOS Korea. The functional currencies of the IVS subsidiaries are the United States Dollar ($ or U.S. Dollar) for INC and the Japanese Yen (JPY) for LTD.

Foreign Currency Translation

The income statements and balance sheets of INC, LTD, ICOS HK (including ICOS Shenzhen), ICOS SG and ICOS Korea are translated into Euro using the current rate method. Under the current rate method, the assets and liabilities of these entities are translated at exchange rates in effect at the end of the period, and revenues and expenses are translated at the average exchange rate during the period. All cumulative translation gains or losses are included in accumulated other comprehensive income.

Notes to the Consolidated Financial Statements

(in thousands of Euro)

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

e.	Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The Group uses estimates in its normal course of business to evaluate allowance for doubtful debts, warranty, excess and obsolete inventory, deferred tax assets and other provisions. Actual results could differ from those estimates.

f.	Revenue Recognition

The Group recognizes revenues from the sale of its vision and inspection modules and of spare parts upon delivery for OEM products and installation for inspection systems provided that transfer of title and risk of loss has passed to the customer (both direct third party customers or through distributors), that no significant obligation remains and the collection of the related trade account receivable is reasonably assured. The Group has no significant contractual post-shipment support obligations to its customers, except for certain warranty obligations discussed in Note 1 (q). Transport and handling costs are recorded in cost of goods sold in the same period the related revenue is recognized.

g.	Derivative Financial Instruments and Hedging Activities

In accordance with SFAS No. 133, Accounting for Derivative Instruments and Certain Hedging Activities and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS No. 133, all derivative instruments are recorded on the balance sheet at their respective fair values.

As at and for the years ended December 31, 2004 and 2003, the Group did not enter into any forward exchange contracts, nor any derivative instruments.

Notes to the Consolidated Financial Statements

(in thousands of Euro)

The carrying amounts of cash and cash equivalents, trade accounts receivable, other current assets, trade accounts payable and accruals meeting the definition of financial instruments, approximate their fair values due to the short maturity of these items.

h.	Cash and Cash Equivalents

The Group considers its term deposits, which have maturities of three months or less as of the date acquired by the Group, to be cash equivalents.

i.	Inventories

Inventories comprise materials, direct labor and manufacturing costs and an appropriate allocation of certain indirect overhead costs and are stated at the lower of cost (determined on a weighted average basis) or market. Management performs periodic reviews of inventory and provides for excess and obsolete inventory or disposes of such inventory as considered necessary.

j.	Income Taxes

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

k.	Other Assets

Other non current assets consist primarily of licenses for handling technology and deposits. The licenses are recorded at cost and are being amortized over their useful life (8 years). Amortization expense for the years ended December 31, 2004, 2003 and 2002 was Euro 120, Euro 283 and Euro 567, respectively.

Notes to the Consolidated Financial Statements

(in thousands of Euro)

l.	Intangible assets

In June 2004, the Company acquired the wafer inspection business of Siemens AG. Under the terms of the agreement, ICOS acquired, for a cash consideration of Euro 6,250, the rights to all of Siemens’ two-dimensional (2D) wafer inspection technology, as well as the assets related to the wafer inspection business.

The purchase price has been allocated as follows: Euro 121 to movable tangible fixed assets, to be depreciated over the estimated useful lifetime (3 years); Euro 3,000 to non compete agreements, to be amortized over 3,5 years and Euro 3,129 to Intellectual Property (including patent applications), to be amortized over 8 years.

Amortization has commenced as of July 1, 2004, being the effective start of the transfer of the business know-how. The amortization expense for the year ended December 31, 2004 was Euro 624. The estimated amortization expense for the next five years is: Euro 1,248 in 2005, 2006 and 2007 and Euro 391 in 2008 and 2009.

m.	Goodwill

Goodwill of Euro 2,044 was recorded with the acquisition of GMBH during 1998. It has been recorded at cost and was being amortized until 2001 on a straight-line basis over an eight-year period, being the estimated useful life of the asset. As of January 1, 2002, the Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that the intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

Notes to the Consolidated Financial Statements

(in thousands of Euro)

n.	Property and Equipment

The Group records property and equipment at cost and then provides for depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Estimated Useful Life
Machinery and equipment	5 years
Vehicles and computer equipment	4 years
Furniture	7 years
Building	40 years

When property and equipment is retired or sold, its cost and the related accumulated depreciation are written off and the resulting gain or loss is included in income.

o.	Impairment of Long-Lived Assets

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

Goodwill and intangible assets not subject to amortization are tested annually in the course of the fourth quarter of each fiscal year, for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. The Group believes that no such impairment exists at December 31, 2004.

Notes to the Consolidated Financial Statements

(in thousands of Euro)

p.	Deferred revenue

Deferred revenue relates to sales in the ordinary course of business of the Group’s products, for which all of the revenue recognition criteria (Note 1(f)) have not yet been met at the balance sheet date.

q.	Warranties

The Group provides warranty coverage on its products from the date of shipment. The warranty period is generally 12 to 24 months. Management has estimated the cost of warranty coverage to be approximately 2% of revenues derived from the last year sales of end user products. This estimate is subject to review and may be changed when deemed appropriate by management. Estimated costs related to the warranty are accrued in the period of revenue recognition. Warranty expense is included in selling, general and administrative expenses.

The provision for product warranty reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Company with respect to products sold. The changes in the provision for product warranty are as follows:

	2004	2003
Balance as of January 1,	646	438
Additions	1,273	613
Utilizations	(558)	(405)

Balance as of December 31,	1,361	646

As a result of increased sales, as well as new product introductions, management believes that Euro 953 of the total warranty provision as of December 31, 2004 should be classified as current (included in other current liabilities).

r.	Research and Development

The Group engages in research and development to enhance existing products and to develop new products to meet new market opportunities. The Group expenses research and development costs as incurred. The Group has carefully evaluated the technological feasibility of the software portion of its products during the development stage in accordance with SFAS No. 86, Accounting for the Costs of Computer Software To Be Sold, Leased or Otherwise Marketed.

Notes to the Consolidated Financial Statements

(in thousands of Euro)

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

The Regional Government of Flanders and the European Community provide non-refundable financial support for certain research and development projects, which is used to offset gross research and development expenses. This financial support is recorded when cash is received and the expenses have been incurred. The Group incurred research and development expenses as follows:

	Years ended December 31,
	2004	2003	2002
Research and development expenses, net of government funding	8,885	6,506	6,664
Government funding	285	502	339

Total gross research and development expenses	9,170	7,008	7,003

s.	Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

t.	Stock Option Plan

The Company recognizes compensation costs using the intrinsic value based method described in APB No. 25, Accounting for Stock Issued to Employees. SFAS No. 123 permits the continued use of the intrinsic value based method, but requires additional disclosures, including pro forma calculations of net income and earnings per share, as if the fair value method of accounting prescribed by SFAS No. 123 had been applied in respect of the Employee Stock Plans in 2004, 2003 and 2002.

Notes to the Consolidated Financial Statements

(in thousands of Euro)

Had the Company determined compensation cost based on the fair value at the grant date for the Employee Stock Plans under SFAS No. 123, the Company’s net income would have been reduced to the pro forma amounts indicated below.

	2004	2003	2002
Net income (loss), as reported	20,466	5,327	(2,442)
Add stock-based employee compensation expense included in reported net income (loss), net of tax	—	—	370
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax	(137)	(264)	(456)
Pro forma net income (loss)	20,329	5,063	(2,528)
Basic earnings per share, as reported	1.95	0.51	(0.23)
Basic earnings per share, pro forma	1.93	0.48	(0.24)
Diluted earnings per share, as reported	1.91	0.50	(0.23)
Diluted earnings per share, pro forma	1.90	0.48	(0.24)

The per share weighted average fair value of stock purchase rights granted during 2003 and 2002 was Eur 2.06 and Eur 7.04, respectively, on the date of grant using the Black Scholes option-pricing model based on the following weighted average assumptions.

	2003	2002
Expected dividend yield	—	—
Expected volatility factor	50%	50%
Risk free interest rate	2.08%	3.95%
Expected life in months	58	—

u.	New Accounting Pronouncements

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS No.123R”), which revised SFAS No.123, “Accounting for Stock-Based Compensation”. This statement supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB 25 and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of income. The revised statement is effective as of the first interim period beginning after June 15, 2005. The adoption in 2005 will not have a material effect on the Company’s financial statements.

Notes to the Consolidated Financial Statements

(in thousands of Euro)

v.	Risks and Uncertainties

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

Customer Concentration

The Company markets and sells its products to a broad base of customers including original equipment manufacturers (OEMs), and component manufacturers. The Company anticipates that a significant portion of its revenues will continue to be derived from a relatively small number of customers (Note 12). A loss of, or reduction or delay in, orders from these or other significant customers, including reductions or delays due to market, economic or competitive conditions in the semiconductor or electronic assembly industries, could have a material adverse effect on the Company’s business and financial statements as a whole.

International Operations

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

Inventories

The Company maintains a level of inventory of which some portion may be for certain products in excess of the Company’s current requirements based on the recent level of sales. Management closely monitors the inventory levels, taking into consideration the industry market conditions, and believes no additional loss will be incurred on its disposition over the amounts provided for in 2004. No estimate can be made of a range of amounts of loss that are reasonably possible should the market conditions in the semiconductor or electronic assembly industries deteriorate from the current level of sales.

Notes to the Consolidated Financial Statements

(in thousands of Euro)

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

w.	Net Earnings per Share

The Company reports basic and diluted earnings per share (“EPS”). Basic EPS is based on the weighted average number of shares outstanding during the periods, while diluted EPS additionally includes the dilutive effect of the Company’s outstanding stock options computed using the treasury stock method.

Notes to the Consolidated Financial Statements

(in thousands of Euro)

2.	Inventories

Inventories consisted of the following:

	December 31,
	2004	2003
Raw materials	7,933	5,790
Work-in-progress	7,612	4,395
Finished goods	4,499	3,751
	20,044	13,936
Less allowance for excess and obsolete inventory	(1,981)	(3,255)

Net inventories	18,063	10,681

3.	Net Property and Equipment

Property and equipment consisted of the following:

	December 31,
	2004	2003
Land	615	615
Buildings	10,322	9,297
Machinery and equipment	2,712	2,547
Computers, vehicles and furniture	3,912	3,701

	17,561	16,160

Less accumulated depreciation and amortization	(7,427)	(6,964)

Net property and equipment	10,134	9,196

The depreciation expense of property and equipment for the years ended December 31, 2004, 2003 and 2002 was Euro 612, Euro 481 and Euro 686, respectively.

Notes to the Consolidated Financial Statements

(in thousands of Euro)

4.	Other Current Liabilities

Other current liabilities consisted of the following:

	December 31,
	2004	2003
Current portion warranty provision	953	—
Payable with respect to acquired intangible assets	2,250	—
Other	371	385

Total	3,574	385

5.	Income Taxes

Income tax expense consisted of the following:

	Years ended December 31,
	2004	2003	2002
Current
Belgium	354	—	(14)
Rest of the world	3,672	1,304	682

	4,026	1,304	668

Deferred
Belgium	3,676	(171)	(48)
Rest of the world	25	(492)	—

	3,701	(663)	(48)

Income tax expense	7,727	641	620

Income (loss) before taxes was derived from the following sources:

	Years ended December 31,
	2004	2003	2002
Belgium	10,671	(2,151)	(4,721)
Rest of the world	17,522	8,119	2,899

	28,193	5,968	(1,822)

Notes to the Consolidated Financial Statements

(in thousands of Euro)

The actual income tax expense for the years ended December 31, 2004, 2003 and 2002 differs from the “expected” tax computed by applying the Belgian corporate income tax rate of 33.99% to income before taxes in the years ended December 31, 2004 and 2003, and by applying the Belgian corporate income tax rate of 40.17% to income before taxes in the year ended December 31, 2002 as follows:

	Years ended December 31,
	2004	2003	2002
Computed “expected” tax expense (benefit)	9,583	2,028	(732)
Deductions related to changes in Belgium Corporate Tax rate to 33.99% as of fiscal year 2003	—	—	688
Investment credits	(184)	(129)	(301)
Tax on undistributed earnings	388	66	(28)
Increase (decrease) in valuation allowance	(623)	(982)	172
Disallowed expenses	235	133	70
Non-deductible stock-based compensation expense	—	—	149
Differences in foreign tax rates	(1,672)	(740)	449
Other	—	265	153

Income tax expense	7,727	641	620

As of the fiscal year 2003, Belgian Corporate Tax rate has been reduced to 33.99% from 40.17%. As a result of the enactment of this new Corporate Tax rate on December 31, 2002, the deferred tax assets and liabilities of the Company have been reduced accordingly.

Notes to the Consolidated Financial Statements

(in thousands of Euro)

Deferred income taxes reflect the tax impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by current tax laws and regulations. The tax effects of the temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2004 and 2003 are as follows:

	December 31,
	2004	2003
Deferred tax assets
Intra-Group profit in inventory	306	238
Tax operating loss carryforwards	1,157	5,236
Intangible assets	776	664
Other	277	161

Total gross deferred tax assets	2,516	6,299

Less valuation allowance	—	(623)

Total net deferred tax assets	2,516	5,676

Deferred tax liabilities
Inventory cost adjustments	(226)	(175)
Accelerated tax depreciation of property and equipment	(1,252)	(1,148)
Deferred undistributed earnings of subsidiaries	(742)	(354)
Other	(23)	(25)

Total deferred tax liabilities	(2,243)	(1,702)

Net deferred tax assets	273	3,974

The Group considers that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets with respect to tax operating loss carryforwards.

The valuation allowance for net deferred tax assets decreased by Euro 623 and Euro 982 during the years 2004 and 2003 respectively. The subject decrease in 2004 is mainly explained by the release of a valuation allowance on deferred tax assets in our US subsidiary following the improved business conditions and outlook for 2005, whereas the decrease in 2003 was related to the release of a valuation allowance on deferred tax assets in our Japanese subsidiary for the same reason.

The Group has available net operating loss carryforwards, totaling approximately Euro 3.6 million, of which Euro 2.5 million may be carried forward indefinitely. The remainder of Euro 1.1 million will expire in the years through 2024. None of the net operating loss carryforwards have started to expire at December 31, 2004.

Notes to the Consolidated Financial Statements

(in thousands of Euro)

6.	Credit Facilities

The Group is able to draw down funds from lines of credit available in Belgium. The total borrowing capacity of these facilities at December 31, 2004 and 2003 amounted to Euro 2,256 and Euro 5,756, respectively. The interest rates applicable to these credit lines are the market rates. Revisions to the interest rates are based on market fluctuations.

During 2004 and 2003, the Company had zero outstanding under the line of credit facilities and other short-term borrowings.

The weighted average cost of short-term debt, including the current portion of long-term debt, at December 31, 2004 and 2003 approximated 6.99%.

7.	Leases

The Company has several non-cancelable operating leases, primarily for motor vehicles and office premises, which expire over the next three to five years. These leases generally contain renewal options for periods ranging from three to five years and require the Company to pay all executory costs such as maintenance and insurance. Rental expenses for operating leases (except those with lease terms of a month or less that were not renewed) amounted to Euro 868, Euro 734 and Euro 733 for the years ended December 31, 2004, 2003 and 2002, respectively.

Future minimum lease payments under non-cancelable operating leases (with initial remaining lease terms in excess of one year) as of December 31, 2004 are:

Operating Leases
Year ending December 31,
2005	787
2006	492
2007	370
2008	355
2009	349

Total minimum lease payments	2,353

Notes to the Consolidated Financial Statements

(in thousands of Euro)

8.	Long-Term Debt

Long-term debt consisted of the following obligations:

	December 31,
	2004	2003
Construction loan due December 2005
With interest at 7.50% (1)	37	74
Loan from bank due December 2005
With interest at 7.25% (2)	42	84
Construction loan from bank due February 2006
With interest at 7.60% (3)	74	112
Construction loan from bank due March 2012
With interest at 6.30% (4)	1,568	1,734
Construction loan from bank due March 2012
With interest at 6.30% (5)	3,450	3,814

Total	5,171	5,818

Less current portion	(681)	(647)

Long-term debt, excluding current portion	4,490	5,171

(1)	This construction loan for premises of the Company is held with Dexia Bank. Interest is payable quarterly on the principal outstanding. Principal of Euro 37 is repayable annually with a final repayment in December 2005 of Euro 37.

(2)	The loan from Fortis bank, due December 2005 was obtained to finance the acquisition of land. Interest is payable quarterly. Principal of Euro 42 is repayable annually with a final repayment in December 2005 of Euro 42.

(3)	The loan repayable in February 2006 is held with Fortis Bank. The loan was taken out to finance the construction of premises of the Company. Interest is payable quarterly. The principal is repayable in annual installments of Euro 37.

(4)	The loan of Euro 2.0 million from Dexia Bank, repayable in March 2012 was taken out to finance the construction of the new premises of the Company. The total quarterly installments, including interest, amount to Euro 68.

(5)	The loan of Euro 4.4 million from Dexia Bank, also repayable in March 2012 was taken out to finance the construction of the new premises of the Company. The total quarterly installments, including interest, amount to Euro 149.

Notes to the Consolidated Financial Statements

(in thousands of Euro)

The estimated fair value of long-term debt is approximately Euro 5,499 and Euro 6,058 at December 31, 2004 and 2003, respectively. The estimated fair value of debt is based on borrowing rates currently available with similar terms and average maturities.

The aggregate maturities of long-term debt for the year ending December 31, 2005 and each of the subsequent years ending December 31, are as follows:

2005	681
2006	638
2007	640
2008	681
2009	725
2010 and thereafter	1,806

Total	5,171

9.	Stockholders’ Equity

Common shares have no par value. Each share has one voting right attached to it, and there is only one class of common shares. Under Belgian law, the capital structure of the Company, including the number of shares authorized and outstanding, is adopted in the Company’s Articles of Association and may be changed by the shareholders. Until July 7, 2007, the Board is permitted to increase the capital of the Company by a maximum of Euro 3,574 without obtaining the consent of the shareholders.

Common shares

Following the 2002 Personnel Stock Option Plan (Note 10) the Company issued 19,500 common shares, namely :

•	on June 4, 2004, issue of 16,000 new common shares for Euro 72 (capital of Euro 6 and additional paid-in capital of Euro 66).

•	on December 16, 2004, issue of 3,500 new common shares for Euro 14 (capital of Euro 1 and additional paid-in capital of Euro 13).

At December 31, 2004 the total number of common shares outstanding was 10,527,310.

At December 31, 2004 and 2003, management owned approximately 11.1% and 15.7%, respectively, of the outstanding common shares of ICOS. In addition, non-management directors and affiliates owned approximately 16.4% and 18.2% of the outstanding common shares of ICOS at December 31, 2004 and 2003, respectively. Private and institutional investors own the remainder of the shares.

Notes to the Consolidated Financial Statements

(in thousands of Euro)

Legal reserves

Included in the retained earnings are legal reserves of Euro 1,079 at December 31, 2004. Under Belgian Law, such reserves are not available for distribution to shareholders.

10.	Employee Stock Option Plans

a.	2002 Personnel Stock Option Plan

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

The Personnel Stock Options are securities that are not as such regulated in the Belgian Company Code. They consist of a right to subscribe for a share, such right having all characteristics of a warrant, it being understood, however, that the Company upon the exercise of a Personnel Stock Option may sell one existing share of the Company. Each Personnel Stock Option entitles the holder thereof to one share, it being understood that the obligation of the Company to proceed to the issue of a new share upon the exercise of a Personnel Stock Option, lapses if, and as of the moment that, the Company within a certain period of time as of notification of the exercise, has proceeded, or has allowed a third party to proceed, to the sale of one existing share of the Company in consideration for the exercise price. Upon the exercise of a Personnel Stock Option, one existing share will be delivered (rather than a new share issued) to the relevant holder of the Personnel Stock Options if, and to the extent that:

(i) the Company at the end of the relevant exercise period, holds its own shares; and (ii) the Company believes that it may validly transfer such shares to the holder of the Personnel Stock Options that have been exercised; and (iii) the Company has purchased the shares that would be sold to the holder of the Personnel Stock Options that have been exercised, at a price that is lower than the exercise price of the Personnel Stock Options.

The offer of an aggregate of 245,300 Personnel Stock Options has been accepted on February 17, 2003 by the beneficiaries. Out of such 245,300 Personnel Stock Options, 25% are exerciseable under certain conditions from January 1, 2004 until December 5, 2009, 25% are exerciseable under certain conditions from January 1, 2005 until December 5, 2009, 25% are exerciseable under certain conditions from January 1, 2006 until December 5, 2009, and 25% are exerciseable under certain conditions from January 1, 2007 until December 5, 2009.

Notes to the Consolidated Financial Statements

(in thousands of Euro)

The exercise price of the Personnel Stock Options amounts to U.S. dollar 5.50.

During the year 2004, an aggregate of 19,500 of Personnel Stock Options has been excercised (Note 9).

b.	1997 Employee Stock Purchase Plan

In April 1997, the Company had established a 1997 Employee Stock Purchase Plan (the “1997 Plan”). In connection with this Plan, in April and May 1997, the Company sold to N.V. Fortis Private Equity (“FPE”), 773,764 shares of common stock at a price of Euro 1.2 per share under an arrangement whereby FPE was holding these shares for resale to employees of the Company. Concurrently with the sale, FPE granted the right to purchase the 773,764 shares to a committee of senior management of the Company (the “Committee”) exerciseable on or before May 31, 2002.

A summary of the Plan transactions during the year ended December 31, 2002 follows:

	Number of shares	Weighted average exercise price
2002
Outstanding at beginning of year	136,983	1.59
Granted	7,427	1.76
Exercised	(137,231)	1.61
Forfeited	(7,179)	1.44
Outstanding at end of year	—	—
Available for grant at year-end	—

All rights were exercised in the year they became exerciseable. Employees who exercised their rights must hold the shares for a period of two years, following which they may be sold without restriction.

Compensation expense was recorded on these rights in 2002 of Euro 370.

Notes to the Consolidated Financial Statements

(in thousands of Euro)

11.	Segment Disclosures and Related Information

The Company has adopted the disclosure requirements of SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Group operates in the machine vision industry. This involves the development, manufacture, sale and support of machine vision and inspection systems for the semiconductor and electronic assembly industries. Until 2003, we reported revenues for three product categories: board-level products, system-level OEM products and stand-alone inspection machines. Going forward, we will combine our board-level and system-level products into one product group named inspection modules and we will report the stand-alone inspection machines in a second category, named inspection systems. As these product lines are inter-related and integrated from a R&D, selling and production standpoint, the operating profitability of the Company is monitored on an integrated basis. Therefore, management considers that based on these aggregation criteria, only one reportable segment is applicable.

Disclosure of revenues by product line:

	Years ended December 31,
	2004	2003	2002
Inspection Modules	20,742	12,960	9,065
Inspection Systems	68,584	31,797	21,485

Total	89,326	44,757	30,550

Disclosure of Geographic Information:

Revenues by Destination

	Years ended December 31,
	2004	2003	2002
Germany	13,069	8,126	5,035
Belgium	202	262	10
Other European Countries	4,068	2,668	2,865
United States	5,475	4,779	1,537
Japan	24,717	7,169	5,958
Taiwan	12,046	7,943	6,537
SMT (Singapore, Malaysia & Thailand)	13,404	7,576	2,473
Other Foreign Countries	16,345	6,234	6,135

Total	89,326	44,757	30,550

Long-lived Assets

	December 31,
	2004	2003	2002
Belgium	9,705	8,928	9,088
Other Countries	429	268	497

Total	10,134	9,196	9,585

Notes to the Consolidated Financial Statements

(in thousands of Euro)

12.	Significant Customers

The Company had three significant customers, namely Marubun Corporation, Intel and Siemens AG, who accounted for approximately 26%, 12% and 10%, respectively, of revenues during the year ended December 31, 2004.

The Company had two significant customers, namely Siemens AG and Marubun Corporation, who accounted for approximately 12% and 11%, respectively, of revenues during the year ended December 31, 2003.

The Company had three significant customers, namely Marubun Corporation, Samsung Electronics and Siemens AG, who accounted for approximately 15%, 11% and 11%, respectively, of revenues during the year ended December 31, 2002.

13.	Commitments and Contingencies

SCANNER litigation

In July 2000, the Company was served with a Summons and Complaint by Scanner Technologies Corporation (“Scanner”) in the United States District Court, Southern District of New York. The Complaint alleged that certain of the Company’s products, which relate to stereo vision inspection of ball grid array, chip scale package and bumped wafer products, infringe U.S. Patent Numbers 6,064,756 and 6,064,757. Although the Company believes that its technology and products do not infringe any of these patents, the Company partially settled the case in May 2003 for the majority of the systems the Company sold in the United States, those containing one light source.

The Company had recorded provisions in respect of related legal expenses amounting to appoximately Euro 0.5 million at December 31, 2002 and the settlement fee of U.S. dollar 0.4 million was paid in 2003 and was fully covered by these provisions.

For the remainder of the systems, those containing two light sources, the District Court ruled in summary judgment that the Company was not infringing the patents. Scanner appealed this ruling in 2003 and on April 23, 2004, the United States Court of Appeals for the Federal Circuit vacated the District Court’s summary judgment decision on a narrow issue of patent claim construction, ruling that a literal reading of Scanner Technologies’ patents at issue covered stereo vision inspection systems with illumination

Notes to the Consolidated Financial Statements

(in thousands of Euro)

from one or more light sources, and remanded the case to the District Court for further proceedings based upon this new construction.

The Appeals Court ruling did not address whether any of the Company’s products infringe any patent claims of Scanner Technologies or whether any of those claims, including those relating to one or more light sources, are valid or enforceable. While the Company continues to believe that it does not infringe any valid or enforceable patents of Scanner Technologies, ongoing litigation can be costly and time consuming, and the Company cannot guarantee that it will prevail. If Scanner were to prevail, it could obtain damages or expenses relating to the limited number of systems the Company has sold in the United States, and enjoin the Company from further selling the infringing products or otherwise infringing Scanner’s patents in the United States. The Company intends to continue to vigorously defend its interests. No provision in respect of related legal expenses has been recorded at December 31, 2004.

ICOS Vision Systems Corporation NV and subsidiaries	Schedule II

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

ICOS Vision Systems Corporation NV:

Under date of February 16, 2005, we reported on the consolidated balance sheets of ICOS Vision Systems Corporation NV, a Belgian corporation, and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income (loss), stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2004, which are included in this Annual Report on Form 20-F.

In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule included herein. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Klynveld Peat Marwick Goerdeler

Klynveld Peat Marwick Goerdeler

Bedrijfsrevisoren

Represented by Jos Briers.

Hasselt, Belgium

February 16, 2005

1

ICOS Vision Systems Corporation NV and subsidiaries	Schedule II

Valuation and Qualifying Accounts

(in thousands of EURO)

Description	Balance at beginning of period	Additions (charged to costs and expenses)	Deductions (write-offs)		Balance at end of period
Allowance for doubtful debts.
2002	137	—	19		118
2003	118	—	43		75
2004	75	32	25		82

Reserve for inventory obsolescence
2002	5.988	267	1,868	*	4.387
2003	4.387	120	1,252	*	3.255
2004	3.255	113	1,387	*	1.981

*	During 2004, 2003 and 2002, certain inventory previously reserved for as excess or obsolete, was disposed of through sales to customers (or otherwise disposed of). The inventory reserve is released as the related inventory is disposed of.

2

EXHIBIT INDEX

Exhibit Number	Title
1.01	Restated Articles of Association of the Registrant°

2.01	Specimen Registered Certificate Common Stock (incorporated by reference to Exhibit 4.01 to the Registrant’s Registration Statement on Form F-1) (Registration No. 333-7906)

2.02	Description of Capital Stock (incorporated by reference to the “Additional Information” section of the Registrant’s Registration Statement on Form F-3) (Registration No. 333-97551)

4.01	Distribution Agreement between the Company and Marubun (incorporated by reference to Exhibit 10.01 to the Registrant’s Registration Statement on Form F-1) (Registration No. 333-7906)

4.02	Qtec Acquisition Agreement (incorporated by reference to Exhibit 2.01 to the Company’s Annual Report on Form 20-F for the year ended December 31, 1998)

4.03	Credit Facility with Dexia Bank, dated February 26, 2002 (incorporated by reference to Exhibit 4.03 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001)

4.04	ICOS Vision Systems Corporation NV 2002 Stock Option Plan° (incorporated by reference to Exhibit 4.04 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002)

8.01	Subsidiaries of the Company

11.01	Code of Ethics (incorporated by reference to Exhibit 11.01 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003)

12.01	Certification of Principal Executive Officer

12.02	Certification of Financial Manager (Principal Financial Officer)

13.01	Certification Pursuant to Section 906 Of The Sarbanes-Oxley Act Of 2002 (Subsections (A) And (B) Of Section 1350, Chapter 63 Of Title 18, United States Code)

15.01	Consent of Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren (Independent Registered Public Accounting Firm for the Company)

°	Translated in full or summary version; the original language version is on file with the Registrant and is available upon request.