Form 20-F
period 2005-12-31
ICOS VISION SYSTEMS CORP N V
filed 2006-04-13
CIK 1049253

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2005: 10,557,460 shares of Common Stock.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No	☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No	☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No	☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18	☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes ☐	No	☒

EXPLANATORY NOTE

ICOS Vision Systems Corporation NV is a Belgian corporation. We prepare our consolidated financial statements in Euro and in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). In this Annual Report on Form 20-F (“Annual Report”), references to “Euro” or “€” are to the Euro, the lawful currency of participating members of the European Community, including Belgium and Germany, references to “U.S. dollars” or “$” are to the lawful currency of the United States, references to “JPY” or “Japanese yen” are to the lawful currency of Japan, references to “Hong Kong dollars” or “HKD” are to the lawful currency of Hong Kong, references to “South Korean Won” or “KRW” are to the lawful currency of South Korea, references to “Singapore dollars” or “SGD” are to the lawful currency of Singapore, and references to “Chinese Renminbi” or “RMB” are to the lawful currency of China.

For a Glossary of certain terms used in this Annual Report, see the Glossary that appears at the end of Item 4.

The ICOS name and logo are United States registered trademarks of the Company. MVS200, MVS340, MVS360, MVS6000, ICOS6000, MVS6202, LIM, MIM, SIM, µLIM, gLIM, LI-2040, LI-2050, LI-3050, LI-7050, CI-3050, CI-5150, CI-5250, CI-8050, CI-8250, CI-8450, CI-9250, CI-9450, CI-T120, CI-G10, WI-2000 + HM-200/HM-300, FTI 14, 3DBGA, LFC, DBC, TCP, QFN, SON, HALE, OneCam, CyberSTEREO, CyberSTEREO II and 3D STEREO are trademarks of the Company. This Report may also contain the trademarks, trade names and service marks of other companies.

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that are subject to risks and uncertainties. Forward-looking statements include statements of our plans, objectives, expectations and intentions. Also, words such as “may,” “will,” “should,” “could,” “would,” “expects,” “anticipates,” “believes,” “plans,” “intends,” or other variations of these terms or comparable terminology, often denote forward-looking statements. Forward-looking statements in this Annual Report include, but are not limited to, the following:

•	anticipated trends for the semiconductor packaging and electronic assembly industry and the markets for our products;

•	the outlook for our business in 2006;

•	our ability to maintain a flexible manufacturing operation capable of quickly responding to market changes;

•	the timing, availability and expected performance of our recently introduced products and products under development;

•	our ability to develop markets for such products and our ability to market such products successfully;

•	anticipated trends with respect to our results of operations; and

•	expectations regarding the outcome of our ongoing litigation.

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

Not Applicable

ITEM 3. KEY INFORMATION.

A. SELECTED CONSOLIDATED FINANCIAL DATA.

1. Selected Consolidated Financial Data.

The selected consolidated financial data as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated financial data as of December 31, 2003, 2002 and 2001, and for the years ended December 31, 2002 and 2001 have been derived from our audited consolidated financial statements, which are not included in this Annual Report. The data set forth below is qualified by reference to, and should be read in conjunction with, the consolidated financial statements and notes thereto and the discussion thereof included herein.

Years Ended December 31,	2005	2004	2003	2002	2001
	(in thousands of Euro, except per share data)
Statement of Operations Data:
Revenues	80,583	89,326	44,757	30,550	26,463
Cost of goods sold	31,434	35,012	19,402	12,208	17,383

Gross profit	49,149	54,314	25,355	18,342	9,080
Operating expenses:
Research and development	11,294	8,885	6,506	6,664	7,916
Selling, general and administrative	20,543	17,950	12,981	12,003	14,572
Amortization of goodwill	—	—	—	—	256

Total operating expenses	31,837	26,835	19,487	18,667	22,744

Income (loss) from operations	17,312	27,479	5,868	(325)	(13,664)
Other income (expense):
Interest income	946	513	534	742	890
Interest expense	(314)	(362)	(398)	(374)	(62)
Other income	186	155	176	117	84
Foreign currency exchange gain (loss)	(539)	408	(212)	(1,982)	725

Net other income (expense)	279	714	100	(1,497)	1,637

Income (loss) before income taxes	17,591	28,193	5,968	(1,822)	(12,027)
Income taxes	4,088	7,727	641	620	(3,293)

Net income (loss)	13,503	20,466	5,327	(2,442)	(8,734)

Basic net income (loss) per share	1.28	1.95	0.51	(0.23)	(0.83)

Basic weighted average number of shares outstanding	10,534	10,517	10,508	10,508	10,508
Diluted net income (loss) per share	1.26	1.91	0.50	(0.23)	(0.83)

Diluted weighted average number of shares outstanding	10,711	10,705	10,595	10,508	10,508

	as of December 31,
	2004	2003	2002	2001	2000
	(in thousands of Euro)
Balance Sheet Data:
Cash and cash equivalents	50,728	42,179	29,530	25,880	20,652
Working capital (defined as current assets less current liabilities)	78,061	60,957	45,413	41,186	38,664
Total assets	122,527	97,026	69,729	62,152	59,377
Short-term debt and current portion of long-term debt and capital lease obligations	638	681	647	619	128
Long-term debt and capital lease obligations, excluding current portion	3,852	4,490	5,171	5,818	387
Common Stock	3,247	3,237	3,230	3,230	3,230
Total stockholders’ equity	89,081	72,908	54,052	49,893	51,646

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

	U.S. Dollar For One Euro
Year	High	Low	Period Average(1)	Period End
2005	1.3582	1.1640	1.2444	1.1849
2004	1.3625	1.1801	1.2478	1.3538
2003	1.2597	1.0361	1.1411	1.2597
2002	1.0485	0.8594	0.9495	1.0485
2001	0.9520	0.8370	0.8909	0.8901

(1)	The average of the Noon Buying Rates on the last business day of each full month during the relevant period.

The high and low exchange rates for the Euro for each month during the previous six months is set forth below:

	U.S. dollar For One Euro
Month	High	Low
March, 2006	1.2197	1.1886
February, 2006	1.2164	1.1827
January, 2006	1.2323	1.1802
December, 2005	1.2062	1.1662
November, 2005	1.2085	1.1640
October, 2005	1.2205	1.1876

The Noon Buying Rate for the Euro on March 31, 2006 was quoted by the Federal Reserve Bank of New York at 1.2139 U.S. dollars for one Euro.

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

Virtually all of our revenues are directly or indirectly dependent on capital expenditures by manufacturers in the semiconductor packaging and electronic assembly industries. Capital expenditures by manufacturers in these industries are, in turn, dependent on the current and anticipated market demand for semiconductors and electronic components. Both the semiconductor packaging and electronic assembly industries are highly cyclical and are subject to frequent and significant fluctuations in demand. For example, in 1996 and in 1998, the semiconductor industry experienced significant downturns. As a result of these downturns, manufacturers in this industry sharply decreased their capital expenditures, particularly expenditures in back-end semiconductor manufacturing equipment. Consequently, sales of our products were adversely affected by each of those downturns. More recently, the semiconductor industry again experienced another, severe downturn that adversely affected our operating results from the fourth quarter of 2000 through the first half of the fiscal year 2003. In 2004, the semiconductor industry experienced a peak year, marked by strong growth in the first half of the year, followed by an equally strong decline in the second half, due to the cut back of production capacity expansion in the semiconductor industry, which in turn led to a strong decline in the demand for our equipment. The semiconductor industry has reacted swiftly and decisively which made the semiconductor industry downturn in 2005 shallow and short. As a result, the recovery in our industry started in the third quarter of 2005 and continued to gain strength during the fourth quarter, bringing 2005 to a strong close. During the years 2004 and 2005, we also expanded our addressable market through the introduction of new products and by entering new markets. We cannot guarantee that our revenue growth, profitability or success related to these new products and markets will continue, or that such revenue levels can be maintained. Our operations will continue to be dependent on capital expenditures by semiconductor and electronic component manufacturers which, in turn, will continue to be largely dependent on the fluctuating market demand for semiconductors and electronic components. Current and future fluctuations, downturns or slowdowns in the semiconductor or electronic assembly industries could lead to fluctuating and/or reduced revenues, and may cause us to incur losses.

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

Some of our products may contain errors or defects that could result in lost revenues, and delayed or limited market acceptance.

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

We derive a portion of our revenues from sales of our products to original equipment manufacturers that incorporate our products into their equipment. Therefore, the revenues we receive from these sales significantly depend on the ability of these original equipment manufacturers to develop, market and sell equipment incorporating our products in a timely, cost-effective manner. We cannot guarantee and have no control over the success of our original equipment manufacturer customers’ development, marketing, and sales efforts. A decrease in their sales volume will directly and adversely affect our sales volume. Furthermore, our original equipment manufacturer customers could develop products that compete with our products. These original equipment manufacturers could give higher priority to the use and sale of their competitive products. In addition, our original equipment manufacturer customers may incorporate competing vision or inspection systems in their products in response to their end-user customer requirements.

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

Aside from our own production and assembly facilities, we rely on subcontractors in Europe and Asia for the assembly of our products. Though we inspect and internally test the inspection components (such as, for example, cameras, optical subsystems, and vision systems) of our products prior to final assembly, and we maintain on-site quality inspection staff at most subcontractors, our reliance on subcontractors gives us less control over the manufacturing process. This lack of control exposes us to significant risks, especially inadequate capacity, late delivery, substandard quality and high costs. Our ability to provide customers with products on a timely basis depends, in part, on our ability to develop accurate forecasts for customer volume requirements, convey these requirements to our subcontractors, and the subsequent ability of the contractors to deliver these requirements to us on a timely basis. We may experience disruption in obtaining products and may be unable to develop alternatives in a timely manner, and therefore may have to delay shipping products to our customers. These outcomes could damage our relationships with customers. Any increased costs, delays in shipping or damage to customer relationships could seriously harm our business.

Because we rely on a limited number of customers for a significant portion of our revenues, the loss of any of these customers could substantially harm our operating results.

We receive a significant portion of our revenues in each fiscal period from a relatively limited number of customers. The loss of one or more of these major customers, or a decrease in orders by one or more customers, could significantly and adversely affect our operating results. Our customers generally do not enter into long-term agreements obligating them to purchase our products. They may cease purchasing our products at any time and are free to purchase products from our competitors. A loss of, reduction or delay in orders from our significant customers, including reductions or delays due to market, economic or competitive conditions in the semiconductor packaging or electronic assembly industries, could have a material adverse effect on our business, financial condition and results of operations.

In fiscal 2005, we had two significant customers, namely Intel Corporation and Marubun Corporation, who accounted for approximately 17% and 13%, respectively, of our total revenues during the year, and sales to our top five customers accounted for approximately 47% of total revenues during the year. We anticipate that also in the future, a significant portion of our revenues will continue to be derived from a relatively small number of customers.

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

Our patents may be invalidated or circumvented. Currently, we have one patent (expiring 2011) issued in Belgium, the United States, Europe, Japan and certain other territories for the 3D dual-shadow measuring method of lead coplanarity, one patent granted in the United States and Europe on 3D measurement of ball grid arrays and ten pending patent applications in diverse jurisdictions, related to other 3D-inspection methods and handling techniques. We cannot assure that any patents issued to us will provide sufficient protection against competitors. Failure of our patents to do so could have a material adverse effect on our business, financial condition and results of operations.

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

In July 2000, we were served with a Summons and Complaint by Scanner Technologies Corporation (“Scanner”) in the United States District Court, Southern District of New York. The Complaint alleged that certain of our products, which relate to stereo vision inspection of ball grid array, chip scale package and bumped wafer products, infringe U.S. Patent Numbers 6,064,756 and 6,064,757. Although we believe that our technology and products do not infringe any of these patents, we partially settled the case in 2003 for the majority of the systems we sold in the United States, those containing one light source. We had recorded provisions in respect of related legal expenses amounting to approximately Euro 0.5 million at December 31, 2002 and the settlement fee of U.S. dollar 0.4 million was paid in 2003 and was fully covered by these provisions. For the remainder of the systems, those containing two light sources, the District Court ruled in summary judgment that we were not infringing the patents. Scanner appealed this ruling in May 2003 and on April 23, 2004, the United States Court of Appeals for the Federal Circuit vacated the District Court’s summary judgment decision on a narrow issue of patent claim construction, ruling that a literal reading of Scanner’s patents at issue covered stereo vision inspection systems with illumination from one or more light sources, and remanded the case to the District Court for further proceedings based upon this new construction. The Appeals Court ruling did not address whether any of our products infringe any patent claims of Scanner or whether any of those claims, including those relating to one or more light sources, are valid or enforceable. The trial in the District Court took place in March 2005 and the parties are awaiting a ruling. In July 2005, we initiated a suit against Scanner in the United States District Court for the Southern District of New York, seeking declaratory relief declaring that certain new patents issued and assigned to Scanner, and relating to the same or similar technology, are not infringed by any ICOS inspection methods or processes. We filed the suit based on our reasonable apprehension that we may be sued by Scanner for infringement of the new Scanner patents. Our suit against Scanner also seeks to enjoin Scanner from activities which we believe constitute unfair competition. Scanner moved to dismiss the complaint or, in the alternative, to transfer the case to Minnesota where Scanner is headquartered. On March 27, 2006, the District Court denied Scanner’s motion to dismiss or transfer. While we continue to believe that we do not infringe any valid or enforceable patents of Scanner, ongoing litigation can be costly and time consuming, and we cannot guarantee that we will prevail. If Scanner were to prevail, it could obtain damages or expenses relating to the limited number of systems we have sold in the United States, and enjoin us from further selling the infringing products or otherwise infringing Scanner’s patents in the United States. We intend to continue to vigorously defend our interests. No provision in respect of related legal expenses has been recorded at December 31, 2005.

We face significant competition, which could decrease demand for our products and reduce our market share.

The markets for our products are intensely competitive. We may be unable to compete successfully. We believe that the principal competitive factors in the semiconductor packaging and electronic assembly industries and related markets are product performance, including speed, accuracy and reliability, cost-effectiveness, quality, price, timeliness in delivering finished products, flexibility in adapting products to customers’ needs, and customer support. The relative importance of these competitive factors may change over time.

We compete with other vendors of machine vision and inspection systems, with companies offering products based on alternative technologies, with the internal engineering efforts of our current and prospective customers, and with local companies in the various geographic markets in which we operate. Our competitors include Cognex Corporation, Robotic Vision Systems, Inc., Yasunaga Ltd., Semiconductor

Technologies and Instruments Pte. Ltd., Camtek Ltd. and Rudolph Technologies Inc. Certain of our competitors and potential competitors may have substantially greater manufacturing, financial, systems, and marketing resources than we have. In addition, these competitors may have the ability to respond more quickly to new or emerging technologies, may adapt more quickly to changes in customer requirements and may devote greater resources to the development, promotion and sale of their products than we do. We may also be operating at a cost disadvantage compared to manufacturers who may have greater direct buying power from component suppliers or who may have lower cost structures.

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

We have implemented an expanded material resource planning and management information system in our headquarters and at most of our subsidiary locations. We rely extensively on this system and on several other information technology systems to conduct our business. Problems with the operation of those systems could cause substantial management difficulties in operations planning and financial reporting.

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

We conduct our business worldwide, primarily in Europe, Japan, the rest of Asia, and the United States. Our sales in each of these regions, for the periods indicated, were as follows:

	Europe	Japan	Rest of Asia	United States
Fiscal Year 2005	19%	14%	58%	9%
Fiscal Year 2004	19%	28%	47%	6%
Fiscal Year 2003	25%	16%	48%	11%

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

To support our international customers, we maintain subsidiaries in Belgium, Hong Kong, Germany, Japan, Singapore, the United States and South Korea and we have liaison offices in Taiwan, the Philippines and China. We cannot guarantee that we will be able to manage these operations effectively, or that we will be able to compete successfully in international markets or to meet the service and support needs of our customers, some of whom are located in countries where we have no infrastructure.

Our conduct of manufacturing operations through our subsidiary in China subjects us to additional uncertainties associated with doing business in China that could harm our business and operating results.

Our manufacturing operations conducted through our subsidiary in Shenzhen, China, are subject to special considerations and significant risks not typically associated with companies operating within North America and the European Union. The unique political, economic and legal factors affecting us in China include, among many others:

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

Our operations in China may be adversely affected by changes in the political, economic, legal or social conditions in that country that are difficult to predict. Moreover, inconsistent or changing regulation of our operations in China could adversely affect the cost of our products manufactured in China and could also result in delayed shipments to our customers. Any such problems could harm our business and operating results.

Fluctuations in currency exchange rates could harm our business.

In 2004 and 2005, revenues denominated in Euros constituted 44% and 35% of our revenues respectively. Revenues denominated in U.S. dollars constituted 28% and 51% of our revenues in 2004 and 2005 respectively, and revenues denominated in Japanese yen constituted 28% and 14% of our revenues in 2004 and 2005 respectively. The increase in 2005 towards revenues denominated in U.S. dollars was a result of the increased sales level of significant customers that have U.S. dollars as their preferred invoice currency. We anticipate that significant portions of our revenues will continue to be in U.S. dollars, Euros and Japanese yen. We incur expenses in a number of currencies, 68% and 61% of which were in Euros in 2004 and 2005 respectively. We anticipate that a significant portion of our expenses will continue to be in several currencies, including the Euro, the U.S. dollar, the Japanese yen, the Singapore dollar, the Hong Kong dollar, the South Korean won and the Chinese Renminbi. Fluctuations in the value of several currencies, and especially a decrease in the value of the Euro in comparison to the U.S. dollar, the Singapore dollar, the Hong Kong dollar, the Japanese yen, the South Korean won or the Chinese Renminbi, would likely increase our Euro-reported expenses that are incurred in the several aforementioned currencies. Conversely, the decreasing value of the U.S. dollar as compared to the Euro has had the effect of reducing our Euro reported revenues for our U.S. dollar denominated sales in fiscal year 2004 and 2005. As a result, currency fluctuations could have a material adverse effect on our business, financial condition and results of operations. Changes in currency exchange rates can make it more difficult for us to compete with foreign manufacturers on price. If our international sales in currencies other than the Euro increase relative to our total sales, these factors could have an even more pronounced effect on our operating results.

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

On February 14, 2006, our directors, officers and their affiliates or relatives collectively owned approximately 25.1% of our outstanding common stock, as well as stock options that after dilution represent 0.9% of the share capital. Under our Articles of Association, stockholders who either belong to our management or the management of ICOS Vision Systems NV or are entrusted with the day-to-day management of any of our subsidiaries, are entitled to jointly present a list of candidates out of which at least 50% of the directors of our Board are nominated. In addition, under our Articles, Joseph Verjans, our Chairman of the Board of Directors, is entitled to present a list of candidates out of which one director of our Board is nominated. Accordingly, management will be able to control the election of the Board of Directors and the direction of our affairs. By virtue of its stock ownership, management will be able to exert substantial influence over actions requiring stockholders’ approval, as well, including capital increases and decreases and other amendments to our Articles, mergers, sales of assets or other business acquisitions or dispositions. Management stockholders may exercise their influence in a manner detrimental to your interests.

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

The market price of our common stock has fluctuated widely. Consequently, the current market price of our common stock may not be indicative of its future market prices, and we may be unable to sustain or increase the value of an investment in our common stock. We believe that a variety of factors could cause the price of our common stock to fluctuate, perhaps substantially, including:

•	announcements and rumors of developments related to our business;

•	quarterly fluctuations in our actual or anticipated operating results;

•	general conditions in the semiconductor packaging and electronic assembly industries;

•	general conditions in the worldwide economy;

•	announcements of technological innovations;

•	our new products or product enhancements, as well as those of our competitors;

•	developments in patents or other intellectual property rights and litigation; and

•	developments in our relationships with our customers and suppliers.

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

We believe we offer the most comprehensive line of inspection products in our target markets. We are based in Heverlee, Belgium and have R&D centers in Belgium, Germany and Hong Kong, sales and support offices in Japan, the United States, Singapore, Hong Kong and South Korea and production facilities in Belgium, Hong Kong and China.

ICOS was founded in 1982 as a spin-off from the K.U. Leuven Image Processing Laboratory, under the leadership of Professor Dr. Ir. Oosterlinck, who was rector-president of the University of Leuven from 1994 to 2005, and who is still an active member of the Board of Directors of ICOS.

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

We have continued to expand our technology platform and broadened our line of inspection systems and applications for those systems. In 1998, we acquired QTEC, a German leader in IC inspection equipment for very specific stages in the IC production process. Today ICOS GmbH, the former QTEC, serves as a R&D department for our company. During 2002, we acquired the gravity handling technology and product rights from IC Equipment Pte. Ltd. in Singapore and we opened our R&D center in Hong Kong, concentrating on mechanical design.

In 2004, we acquired Jointech Precision Equipment (Shenzhen) Co. Ltd., located in Shenzhen, China, right across the border from Hong Kong, for a total consideration, net of cash received, of approximately € 35 thousand. Jointech Precision Equipment (Shenzhen) Co. Ltd. was renamed ICOS Vision Systems (Shenzhen) Co. Ltd., and serves as one of our production plants. We incorporated in April 2004, a new subsidiary, ICOS Vision Systems Korea Co. Ltd., in South Korea. This subsidiary provides sales and support services in South Korea. During 2004 we also acquired the two-dimensional (2D) semiconductor wafer handling technology from Siemens AG for € 6.25 million and introduced our newest product, the WI (Wafer Inspector) that inspects wafers either before or after they are diced or cut.

Our legal name is ICOS Vision Systems Corporation NV. We are a Belgian corporation. We were incorporated on July 27, 1989 and we are subject to the laws, rules and regulations of Belgium including the Belgium Company Law. Our headquarters are located at Research Park Haasrode, Zone 1, Esperantolaan 8, 3001 Heverlee, Belgium and our telephone number is +32.16.39.82.20. Our operations in the U.S. are conducted by our wholly-owned U.S. subsidiary, ICOS Vision Systems, Inc., a Delaware corporation. ICOS Vision Systems, Inc. is located at Three Lagoon Drive, Suite 160, Redwood City, California 94065, its telephone number is 650-610-9532, and our U.S. agent, Masoud (Max) Mirgoli, may be reached at its address.

B. BUSINESS OVERVIEW.

General characteristics of the market

Semiconductors form the basic blocks to create a variety of electronic products. For over 30 years, semiconductor performance improvements have led to smaller, more complex and more reliable devices. As a result, the end-user markets for semiconductor components have expanded beyond computers to encompass telecommunication products, automotive products and a wide range of consumer goods, including digital TV, digital audio players, digital cameras and camcorders, game consoles and household appliances and even (LED) illumination.

According to an industry analyst, in 2005 almost 50% of semiconductor revenues came from the combination of consumer products, automotive products and telecommunications (mainly portable phones), as opposed to only 41% from computers. In addition, consumer oriented products are growing faster than computers and, we believe, will become even more important in the future.

This transition has far reaching consequences and is in fact the basis for the market drivers. Consumer products have requirements which are often different from computers in terms of functionality, quality and price and we believe that, as the semiconductor market continues to grow, consumer products will increasingly determine the direction of the market.

The semiconductor industry is capital intensive and semiconductor manufacturers invest in capital equipment for two reasons: to expand production capacity and to respond to technological changes.

The capacity expansion is cyclical in nature and is driven by market demand and technological progress. As the applications for semiconductors expand, the market is driven by several end-user markets, which often have different characteristics and cycles. For instance, the PC market is quite cyclical and (at least historically) driven by the introduction of newer versions of operation systems. The portable phone market has a less pronounced cycle and is driven by other features, such as the increase in popularity of phones with cameras. The automotive market is much less cyclical and is (from a semiconductor point of view) almost flat and very predictable.

As a result, we expect that the impact of the cyclical nature of the semiconductor industry will in general lessen as the industry’s markets continue to diversify. Several of these markets are less cyclical than the traditional PC market and many of them have different cycles than others. This is particularly true for our products, as we perform measurements and inspections on all types of chips, regardless of their functionality or end application.

Market drivers for our products

Semiconductor unit growth and lower cost

Our inspection systems are driven by semiconductor unit growth. Every chip, regardless of its price, needs to be inspected. As more chips are used in a varying amount of applications, the need for inspection also increases. Besides the constant growth in units, the average selling price of the chips continuously drops. This is a fundamental trend which has sparked the growth of the industry for decades and the move towards more consumer applications will continue to drive this trend. As the semiconductor market matures and becomes increasingly more dependent on consumer applications, the number of chips continues to grow, but their average selling price continues to decline.

This trend drives the need for our inspection equipment in two ways. First, our inspection systems play an active role in controlling and improving the manufacturing process. In doing so, they help to increase manufacturing yields and to lower manufacturing costs. Second, the need for lower cost IC’s drives a whole new range of packaging processes. The semiconductor industry has managed to lower the cost for several decades by increasing the level of integration. As technical developments allow an ever larger number of transistors to be mounted in one chip, more functionality is combined in one chip, thereby lowering the cost per function. In the quest for chips with more functionality for more specific applications, this traditional silicon integration model is joined by a packaging integration model. Indeed, combining different functions on a chip (e.g. digital, analog, memory, etc.) requires sophisticated and expensive processes. As these chips are increasingly more dedicated towards specific applications, their total volume is often relatively small. Obviously, amortizing more expensive designs over smaller volumes is not a recipe for lower cost. This explains a strong trend towards semiconductor wafer fabrication facilities (known as wafer fabs) concentrating on very high volumes of “standard” semiconductor chips, including memory and general purpose logic chips. Different pieces of this standard semiconductor chip are then combined in one package to form a dedicated chip for a specific application. As a consequence, the package becomes the platform in which different functionality is integrated, often described as System in a Package (SiP). Obviously, this calls for more complex packages and packaging processes and for a larger number of more sophisticated inspection and metrology applications. As many of these new packaging processes are performed at the wafer level, this is a particularly strong driver for our Wafer Inspector systems.

Increasing quality requirements

While this may be somewhat counter-intuitive, consumer applications are typically more difficult for semiconductors and demand higher quality specifications than computers. In fact, a computer is a well protected environment for a chip. When such a chip is put into a car, it is suddenly exposed to thermal cycles (from sometimes freezing at night to a temperature of 70°C or 80°C when the engine is running), vibrations, chemicals such as salt and oil, humidity, etc. In addition, a PC life cycle is approximately 4 years, whereas a car needs to run for 10 years and spare parts have to be available for 20 years. Or, as another example, when we drop our phone, we really expect to pick it up and make our next phone call.

Such higher quality requirements for consumer products demand increased inspection levels, including more items inspected with finer detail. We currently have several R&D programs to address these additional inspection needs and even work together directly with, amongst others, the automotive industry to define the specifications.

New applications

As semiconductors expand their reach and are integrated into new applications, often new packaging styles and inspection needs arise. Below are some examples of rapidly growing new application markets for semiconductors. In several of these examples, the semiconductor (silicon) content is modest, but the packaging challenges are crucial to the success and the growth of these markets.

The illumination market is being conquered by tiny, but very bright LED’s, which consume far less and are far more reliable and flexible in use than the traditional lighting sources. These high brightness LED’s require special processes and packaging techniques and have specific inspection requirements.

PC’s and TV’s are moving rapidly towards flat panels. These panels need dedicated driver chips, with flexible contacts. These devices require specific inspection. Our FTI system inspects the flexible tapes that are used to manufacture these devices.

In many new applications, sensors play a central role. The sensor market is growing rapidly and so is the variety of the sensors. Sensors often have to work in harsh environments and are a typical example of the increasing need for dedicated and sophisticated packages. Depending on the type of sensor, the packaging may need to integrate one or more silicon chips with mechanical structures (MEM’s) or with chemical or biochemical substances. Our products inspect some of these specific features and requirements of sensors.

Solar energy may develop into an important source of energy and plays an important role in our quest for alternative and environment-friendly energy. The manufacturing of solar cells requires a dedicated process with dedicated inspection steps along the way. Our inspection modules are integrated in different steps of the manufacturing process of solar cells.

Technical requirements

As packages are used in a variety of new applications, the technical requirements of the packages become more stringent. Packages need to become smaller, lighter and thinner, sometimes even physically flexible. Their performance has to improve, working at higher frequency, with better thermal characteristics, and they have to do so in harsher environments, at extreme temperatures, under pressure, in a humid environment or under the presence of chemical substances. These technical requirements are one of the drivers behind the rapidly increasing variety and complexity of semiconductor packages.

The semiconductor packaging market

Wafer processing and packaging

The semiconductor manufacturing process involves two steps: wafer processing and packaging. Wafer processing (also called front-end) is performed in wafer fabs and in this process, several layers of semi-conductive material are deposited and etched into patterns on the surface of a silicon wafer to form complex integrated circuits. The end result is a wafer with a number of electrically functional parts or chips. This process is done in high grade cleanrooms with expensive equipment. Wafer processing requires a high level of capital investment and expanding wafer fab capacity takes on average a period of 18 to 24 months.

The finished wafers are then typically shipped to another location for the packaging processing. A large variety of packages and packaging processes can be chosen from, but they all serve to protect the silicon chips that are inside and to connect them to the outside world. In the packaging process, the wafer is diced into its separate chips known as dies, which are then put into a semiconductor package. Such a package can contain one or more semiconductor dies. Traditional packages contain just one die, but for a variety of reasons, newer style packages increasingly hold several dies, which are connected to each other inside the package, so that the packaged chip functions as one. The connections mounted on the package can take several shapes, such as leads, balls or areas. Semiconductor packaging is also called back-end processing or final assembly and test. Our inspection systems and modules are used to inspect the packaging processes and to inspect and verify the finished IC’s.

Packaging Process

The packaging process consists generally of three parts: assembly, electrical test and final inspection. During the assembly process, the chips are taken from the wafers, attached to leadframes or other substrates which hold the connections (leads or balls) and put in a protective housing. After assembly, the chip is electrically tested, verifying its proper functioning. Finally, the chip is optically inspected, verifying its physical integrity and put in the shipping medium. Our inspection systems are used to optically inspect finished semiconductor packages and to inspect various stages of the packaging process.

Packaging Styles

The variety of packaging styles is rapidly growing and so is the number of packaging processes. An important distinction is to be made between “single die” and “multiple die” packages. There is a strong trend towards “multiple die” packages or “System in a Package” (SiP) packages.

Leadframe packages (single die)

The most widely used assembly process uses leadframes. These leadframes contain the connections or leads that connect the chip to the outside world. The assembly process starts with the dicing of the patterned wafers: wafers are cut into individual chips using a wafer saw. Next, the dies are individually picked up by a die bonder that puts the dies onto the leadframe. Our board-level OEM products are used on die bonders to align and inspect the die during the bonding process. In the next step, wire bonders connect the electrical paths on the die with the contact pads of the leadframe. After the wire bonding, the chips are encapsulated with a protective packaging using an injection molding process. In traditional “leaded” packages such as SO (Small Outline) and QFP (Quad Flat Packs) packages, the leads are sticking out on two or four sides of the packages. In more recent “leadless” packages, such as QFN’s (Quad Flat pack, No lead), the leads are not sticking out, but are kept flush with the molding. Our Component Inspector systems inspect the leadframe packages.

Substrate packages (single die)

As an alternative to the process described above, the die can be put on a substrate instead of on a leadframe. In its simplest form, a substrate is somewhat similar to a mini printed circuit board to which the die is directly attached. The assembly process starts in a similar fashion to leadframe-based assembly with dicing and die bonding to form individual dies. Then, the die is connected to the substrate, either via wire bonding, tape bonding or Flip Chip bonding and the package is overmolded on the top side. The contacts of these packages are formed with solder balls that are mounted on the bottom side of the substrate. These packages include BGA’s (Ball Grid Array) and certain styles of CSP’s (Chip Scale Packages). Our Component Inspector systems inspect the substrate packages.

Substrate packages (multiple dies)

The substrate packaging process opens up the possibility of mounting several dies in one package. This allows making a package which combines different silicon dies with different functionalities into one package. This SiP (System In a Package) offers a cost effective approach as it allows production of an application specific (packaged) chip from several standard (silicon) chips. At the same time, the combination of multiple silicon chips in one package opens new challenges to interconnect those chips inside the package. New and more complex packaging processes are used to perform these interconnections. Several of these processes are executed at the wafer level, before the wafer is cut into singulated chips. These processes are referred to as Wafer Level Packaging and require a whole new range of inspections, many of which need to be performed in wafer format.

Wafer Level Packaging

As described above, several packaging processes are prepared or performed at the wafer level. In Flip Chip, bumps are attached at the whole wafer and in WLCSP (Wafer Level CSP), a redistribution layer is laid over the wafer and then bumps are attached. Only after these processes are completed (and inspected), the wafer is cut and the individual dies are singulated. Most typically, the Flip Chip process is used to interconnect the chips inside the package and the WLCSP process is used to directly attach the component to the printed circuit board. The use of the Wafer Level Packaging processes is growing rapidly and the inspection market for these processes is growing accordingly. Our Wafer Inspector systems inspect the Wafer Level Packaging processes.

Technology

We are active in rapidly changing markets, and technology is a cornerstone to our success. Our engineers have created a tradition of challenging themselves. When we introduced our Component Inspector to the market in 1993, we had to compete with established players, some of which were several times our size. We decided to constantly push the limits of technology and to introduce new products frequently. With this approach, we have improved our position in this market and now believe that we are a leading seller of component inspection devices for the semiconductor packaging industry. Our R&D department is responsible to develop and improve our various products and to generate the technologies and products of the future.

Our unique technology is based on expertise of four different core competencies: image acquisition (illumination, optics and cameras), DSP processing hardware, vision software and mechanical engineering. In each of these fields, we have developed or acquired unique technology. The saying, that a chain is as strong as its weakest link, is very true for the type of inspection equipment that we make. In several of these fields, we believe that we are making a difference: for high-end applications, we design our own cameras for highly accurate metrology and inspection, with resolutions up to 14 Megapixels. In software algorithm development, we believe we have state-of-the-art algorithms for subpixel interpolation techniques, forming the basis of our superior alignment and inspection algorithms. In fact, the largest group of our researchers is working in the development and optimization of vision algorithms, optimized for running on our own developed DSP based vision boards. Finally, we have a key design team for high speed mechanical handling, sorting and taping of semiconductor devices. In this team, we use our vision technology to improve the cost of ownership and the reliability of our systems, by such features as vision guided handling or vision guided taping.

Products

Overview and product strategy

We are a leading supplier of inspection equipment for semiconductor packaging. Our equipment inspects finished IC’s, before they are used in applications ranging from PC’s to cars, as well as a variety of packaging processes and materials. We perform the design, manufacturing and sales of our equipment. Our customers include the Integrated Device Manufacturers (IDM’s) themselves, as well as their subcontractors that perform packaging and test services to the industry. Our product offering includes stand-alone inspection systems that perform the inspection and sorting of the devices, and inspection modules for integration into other equipment or production lines.

Most of our systems perform the inspection of finished components. The most critical inspection is contact coplanarity, in which it is verified that all contacts (leads or balls) are very tight in one plane, assuring reliable solder joints when the component is mounted in an electronic circuit. If the contacts were not all in one plane, the component would still make contact with the solder and may function electronically. However, some of the solder joints would be weak and likely break from thermal or mechanical stress. Therefore, 100% of the devices need to be inspected by precisely measuring the exact position of each contact in three dimensions.

As the semiconductor packaging market grows and diversifies, we have expanded our product range to inspect a variety of other packaging processes or materials. We expect that many of the newer inspection applications in which we are active will grow rapidly in the coming years. Examples of such inspection applications are flexible tape (mainly for flat panel display drivers), sockets and substrates (for CPU’s and chip sets), solar cells and wafers.

Inspection Systems

We offer a series of stand-alone inspection systems for various applications in the semiconductor packaging field. As our systems perform measurements and visual inspections on the packages, they are indifferent of the functionality of the component and are therefore used for components with all types of functions, from general purpose logic to all memory types and all mixed signal devices.

List prices for the inspection systems range from € 120,000 to € 800,000.

CI (Component Inspector), tray-based: these systems perform the final inspection of various components that are handled in trays within the factory. The most important group of components are IC’s, like microprocessors, memories and other semiconductor components, but also sockets or substrates are handled in trays and inspected with our CI systems. These systems perform typically a combination of 3D coplanarity inspection to ensure proper seating of the component when it will be soldered to the board, and 2D surface inspection to check the body integrity, the identification mark and the orientation. After inspection, the system sorts the components and often also tapes them. The taping process transfers the parts from the trays to the pockets in an embossed tape, which is then sealed and rolled on a reel. Most components are shipped in this “tape and reel” format to the end-user, which will mount the components in an electronic system to be used in cars, PC’s, phones and many other applications. Besides our fully automatic systems for high volume inspection, sorting and taping, we also offer a semi-automatic system, ideal for applications with small batch sizes, prototyping and incoming inspection.

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

WI (Wafer Inspector): our Wafer Inspectors inspect wafers either before or after they are diced or cut. The WI system can inspect wafers up to 300mm diameter and can handle both undiced wafers as well as diced wafers mounted on film frame carriers. The WI system inspects a variety of items, such as the surface quality of the wafer, the quality of the wafer cutting or the bumping quality. The Wafer Inspector addresses the rapidly growing inspection market for Wafer Level Packaging (WLP) processes, System in a Package (SiP), Flip Chip and other advanced packaging processes.

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

C. Organization

General

We position ourselves as a long-term reliable partner to our customers and therefore we are committed to offer advanced inspection products to our customers along with superior world-wide support. As a result, we have strong Research and Development and Marketing and Sales organizations, that work closely together to provide our customers with the best product and service. We have R&D locations in Belgium, Germany and Hong Kong and have sales and support offices close to our customers world-wide. The manufacturing organization is optimized for flexibility, to deal with the semiconductor market cycles. Our supply chain is mainly located around Belgium and in Hong Kong and China. Finally, the finance and administration department performs critical monitoring and control tasks.

The company is structured as a holding company that is incorporated and located in Belgium. The business is carried out by wholly-owned subsidiaries and liaison offices as follows:

Name	Location
ICOS Vision Systems NV	Belgium

ICOS Vision Systems GmbH	Germany

ICOS Vision Systems Inc.	United States

ICOS Vision Systems Ltd.	Japan

ICOS Vision Systems Limited	Hong Kong and its liaison offices in Taiwan, the Philippines and China

ICOS Vision Systems Pte. Ltd.	Singapore

ICOS Vision Systems (Shenzhen) Co. Ltd.	China

ICOS Vision Systems Korea Co. Ltd.	South Korea

Marketing & Sales

We pride ourselves to be a long-term reliable partner to our customers and to count most major semiconductor manufacturers and their subcontractors amongst our customers. We have received numerous awards over the years, including three awards in 2005, i.e. the Preferred Quality Supplier award from Intel Corporation, the Supplier Excellence award from ASE Test and the ‘5-Star’ suppliers award from VLSI Research. It is our goal to build strong relationships with our customers, and we believe that providing timely and knowledgeable technical support is the key to our long-term success. We sell our products through our global sales and support network. In addition to our headquarters facility in Heverlee, Belgium, we have sales and support offices in the USA (California), Japan (Yokohama), Singapore, Hong Kong and South Korea (Seoul) and support staff in Taiwan, the Philippines and China. Our sales network also contains distributors in the United Kingdom, Germany, Japan, Taiwan, the Philippines, Malaysia, China and Costa Rica. In several countries, we use a mixed channel in which our own staff works closely together with our distributors to ensure a high level of customer responsiveness and to facilitate customer collaboration on product development.

Research & Development, Patents and Proprietary Rights

Our R&D department is responsible for developing and improving our various products and generating the technologies and products of the future. We have R&D groups in Belgium, Germany and Hong Kong. These groups work very closely together with each other and with our manufacturing locations in Belgium, Hong Kong and China. We consider the close link and cooperation between R&D and production as a key factor to achieve the short time-to-market that we need in our rapidly changing markets.

Besides developing our core technologies, we also stay current with new and challenging packaging technologies and their inspection requirements. We maintain regular contacts with packaging specialists employed by our customers, sharing product roadmaps and evaluating new technologies. Since we supply our inspection systems to most major IC manufacturers and their subcontractors and since we are a global market leader for semiconductor packaging equipment, we often can detect trends and start developments early, to ensure our continuous success in this market.

To protect our intellectual property, we primarily rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions as well as patents. We generally do not provide our customers access to the source code of our software. We seek to protect our hardware, software and other written materials under trade secrets and copyright laws. Our circuit boards and board sets incorporate proprietary firmware designs, which are designed in-house. Our board-level software is specifically designed to run only on these proprietary boards, further safeguarding this software from unauthorized use and embedding inspection methods in the software to limit re-engineering. Currently, we have one patent (expiring 2011) issued in Belgium, the United States, Europe, Japan and certain other territories for the 3D dual-shadow measuring method of lead coplanarity, one patent granted in the United States and Europe on 3D measurement of ball grid arrays and ten pending patent applications in diverse jurisdictions, related to other 3D inspection methods and handling techniques.

We also from time to time subcontract with universities, institutes and other third parties, and have obtained grants from the regional government of Flanders and from the European Community to support certain of our R&D efforts.

Operations

To operate in a cyclical market, we have established a flexible production model that allows the company to operate with limited fixed costs and adapt quickly to changing volumes in the market. Our supply chain is optimized for flexibility by combining the benefits of our own manufacturing sites with third parties subcontracting. In general, complex and high added value tasks are performed in-house and less complex tasks with high labor content are subcontracted to carefully selected subcontractors. Subcontractors are selected on the basis of their quality, delivery, flexibility and price, and a sophisticated Supply Chain Management system controls and supports this network of subcontractors.

For the inspection modules, that are sold separately or as part of our inspection systems, we perform the final assembly, test, burn-in and quality control at our headquarters in Belgium and use subcontractors in and around Belgium for component manufacturing and subassembly production.

For the mechanical handling part of our inspection systems, we perform the final assembly and quality control either in our sites in Belgium, China and Hong Kong or with subcontractors, with our quality assurance staff on site. The manufacturing of the mechanical parts itself is subcontracted to a number of suppliers, mainly located in China and Germany. During 2005, we continued to strengthen our manufacturing organization, with investments in SAP software in our Hong Kong and China facilities.

Besides flexibility, we also pay attention to the continuity of our manufacturing organization and have a disaster recovery plan in place to recover quickly from any events that would disrupt our manufacturing process. This plan is based on several measures, such as multiple sources for vendors or services, duplication of IT infrastructures in different locations, inventory policies and a number of emergency measures in case of disruption of our production.

Human Resources

As of December 31, 2005, the company employed a full-time equivalent of 316 people world-wide, including 83 in Research & Development, 68 in Marketing & Sales (including technical support services), 143 in Operations and 22 in General & Administration. Of these 316 people, 132 are employed in Belgium. None of the employees are represented by a labor union and we have not experienced any work stoppages.

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

Our competitors include Cognex Corporation, Robotic Vision Systems, Inc., Yasunaga Ltd., Semiconductor Technologies and Instruments Pte. Ltd., Camtek Ltd. and Rudolph Technologies Inc. Certain of our competitors and potential competitors may have substantially greater manufacturing, financial, systems and marketing resources than us. In addition, these competitors may have the ability to respond more quickly to new or emerging technologies, may adapt more quickly to changes in customer requirements and may devote greater resources to the development, promotion and sale of their products than we do. We may also be operating at a cost disadvantage compared to manufacturers who have greater direct buying power from component suppliers or who have lower cost structures.

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

We believe that the principal competitive factors in the semiconductor packaging and electronic assembly and related markets are product performance, including speed, accuracy and reliability, cost-effectiveness, quality, price, timeliness in delivering finished products, flexibility in adapting products to customers’ needs and customer support. We believe that we compete favorably with respect to these factors. However, once an original equipment manufacturer has selected its own or a competitor’s machine vision or inspection system for integration into its equipment, the original equipment manufacturer is likely to rely on that product for the life of that equipment model, and frequently for follow-on models, even if our products otherwise compare favorably to the vision or inspection product being used.

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

D. PROPERTY, PLANT AND EQUIPMENT

Our headquarters are located in the Research Park in Heverlee (Leuven), Belgium in a 5,800 square meters, two building complex on a 20,000 square meters parcel of land. Prior to 2002, we occupied a 3,605 square meters building located on 10,000 square meters of land, both of which we still own. We rent about 1,000 square meters of this building to third parties. Our new cleanroom for our Wafer Inspector business is installed in this building. We obtained a € 6.4 million loan facility from Dexia Bank (Belgium) on February 26, 2002, which is secured by a mortgage on all of our buildings.

We lease our manufacturing facility (3,120 square meters) that is located in Shenzhen, China.

We lease office space in Redwood City, California; in Oberhaching, Germany; in Yokohama, Japan; in Hong Kong; in Singapore; in Seoul, South Korea; in Hsinchu, Taiwan; in Shanghai and Shenzhen, China.

Glossary

Assembly	The processing of a wafer into individual IC’s, with protective housing and contact leads or balls, but excluding the electrical test and the final inspection.

Back-end	The complete process of transforming a wafer into individual IC’s, with protective housing and contact leads or balls, including the electrical test and the final inspection. The back-end includes assembly, test and final inspection.

BGA	Ball Grid Array

CI	Component Inspector

COF	Chip On Film

CSP	Chip Scale Package

DCA	Direct Chip Attach

DSP	Digital Signal Processor

FCIP	Flip Chip In Package

FCOB	Flip Chip On Board

Final Assembly	See back-end.

Final inspection	The final step in the manufacturing process. This 2D and 3D visual inspection is performed fully automatically on 100% of the IC’s. This assures the quality of the IC’s including features such as the proper seating of the part on the PCB.

Finishing Equipment	The last equipment that any IC or semiconductor component goes through. Finishing equipment typically performs the final inspection of the semiconductor components, but may also perform other functions such as taping or even electrical test.

Front-end	The wafer manufacturing process.

FTI	Flex Tape Inspector

IDM	Integrated Device Manufacturer, who designs and manufactures the IC’s.

Inspection Modules	ICOS product line of inspection solutions for integration in production equipment or integrated lines.

Inspection Systems	ICOS product line of stand-alone inspection systems.

LCD	Liquid Crystal Display

LED	Light Emitting Diode

LFCSP	Lead Frame CSP

MCM	Multiple Chip Module

MEM	Micro Electro Mechanical

Packaging	See Back-end.

PCB	Printed Circuit Board

QFN	Quad Flat pack, No leads

QFP	Quad Flat Pack

RF devices	Radio Frequency devices

SBCSP	Substrate Based CSP

SiP	System in a Package

SO	Small Outline package

TAB	Tape Automated Bonding. Packaging technique in which the die is mounted on a flexible tape that contains the contacts or leads to the outside world.

WI	Wafer Inspector

WLP	Wafer Level Package

WLCSP	Wafer Level CSP (Chip Scale Package)

ITEM 4A. UNRESOLVED STAFF COMMENTS.

Not applicable.

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

We believe the following critical accounting policies involve our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition. We recognize revenues from the sale of our vision and inspection modules and of spare parts upon delivery, and upon installation for inspection systems provided that persuasive evidence of an arrangement exists, that transfer of title and risk of loss has passed to the customer (both direct third party customers or through distributors), that no significant obligation remains and the collection of the related trade account receivable is reasonably assured. We have no significant contractual post-shipment support obligations to our customers, except for certain warranty obligations. Transport and handling costs are recorded in cost of goods sold in the same period the related revenue is recognized. We provide warranty coverage on our products from the date of shipment. The warranty period is generally 12 to 24 months. We have estimated the cost of warranty coverage to be approximately 2% of revenues derived from the last year sales of end user products. This estimate is subject to review and may be changed when deemed appropriate by management. Estimated costs related to the warranty are accrued in the period of revenue recognition. Warranty expense is included in selling, general and administrative expenses. In the periods presented, our warranty experience was consistent with these estimates.

Inventory. Our inventories comprise materials, direct labor and manufacturing costs and an appropriate allocation of certain indirect overhead costs and are stated at the lower of cost (determined on a weighted average basis) or market. We perform periodic reviews of our inventory and provide for inventory reserves for excess and obsolete inventory or dispose of such inventory as considered necessary. It is possible that the estimates we use to determine our provision for inventory write-down could be materially different from the actual amounts or results. These differences could result in materially different future expected inventory provisions, which could have a material impact on our financial position and results of operations.

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

Goodwill. We recorded goodwill of € 2.0 million with the acquisition of Qtec Industrie Automation GMBH during 1998. It has been recorded at cost and was being amortized until 2001 on a straight-line basis over an eight-year period, being the estimated useful life of the asset. As of January 1, 2002, we adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that the intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. Based on our own impairment review performed annually in the course of the fourth quarter of each fiscal year, we believe that no material impairment of goodwill existed as of December 31, 2005. However, pursuant to SFAS No. 142, we may determine in the future that goodwill has become materially impaired, in which case an adjustment would be made.

Legal Contingencies. We are currently involved in legal proceedings that we discuss in part in “Risk Factors” in Item 3.D., in Item 8, and elsewhere in this Annual Report, including Note 13 to our Consolidated Financial Statements. In connection with these legal proceedings, management periodically reviews estimates of potential costs we may incur in the future in connection with the adjudication or settlement, if any, of these proceedings. These estimates are developed in consultation with outside counsel and are based on an analysis of potential litigation outcomes and settlement strategies. In accordance with SFAS No. 5, Accounting for Contingencies, loss contingencies are accrued if, in the opinion of management, an adverse outcome is probable and such outcome can be reasonably estimated. We do not believe that these proceedings will have a material adverse effect on our financial position; however, it is possible that future results for any particular quarter or annual period may be materially affected by changes in our assumptions or the effectiveness of our strategies relating to these proceedings. Legal costs in connection with loss contingencies are expensed as incurred.

Financial Data

The following table sets forth certain financial data for the periods indicated as a percentage of revenues:

	Years Ended December 31,
	2005	2004	2003
Revenues	100.0%	100.0%	100.0%
Cost of goods sold	39.0	39.2	43.3

Gross profit	61.0	60.8	56.7
Operating expenses:
Research and development	14.0	10.0	14.5
Selling, general and administrative	25.5	20.1	29.0
Total operating expenses	39.5	30.1	43.5

Income from operations	21.5	30.7	13.2
Net other income	0.3	0.8	0.2

Income before income taxes	21.8	31.5	13.4
Income taxes	5.0	8.6	1.5

Net income	16.8%	22.9%	11.9%

Years ended December 31, 2005 and December 31, 2004

Revenues. In 2005, sales to Europe, Japan, Rest of Asia and the United States accounted for 19%, 14%, 58% and 9% of our revenues, respectively. In 2004, sales to Europe, Japan, Rest of Asia and the United States accounted for 19%, 28%, 47% and 6% of our revenues, respectively. Our business is conducted primarily in Euro, U.S. dollars and Japanese yen. As a result of conducting business in multiple currencies and in multiple countries, our business and results of operations are subject to risks of currency fluctuations as well as other risks associated with international sales generally.

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

Our revenues decreased to € 80.6 million from € 89.3 million in 2004. The decrease in revenues was primarily attributable to the industry-wide slow-down that started in 2004. Following the quick reaction of the industry, the downturn was shallow and short, which lead again to an increased demand for our equipment in the second half of the year 2005. As a result of this cycle, revenues from our inspection modules amounted to € 15.5 million in 2005 decreasing from € 20.7 million in 2004, and the inspection systems revenues decreased to € 65.1 million in 2005 from € 68.6 million in 2004. During this period, we believe we took advantage of this industry slow-down to enhance and expand our product lines, and we believe we further consolidated our leadership position in the IC inspection market and expanded our addressable market opportunities.

Gross profit. Gross profit margin increased slightly from 60.8% in 2004 to 61.0% in 2005. Our gross profit margin benefited in both 2004 and 2005 from the production efficiencies of our new production plant in China that we acquired in the beginning of 2004. We expect that there might be continuous periodic fluctuations in our gross profit margin resulting from changes in our product sales mix and from possible currency fluctuations, while further evaluating continuously our provision for inventory write-down. In 2005, the evaluation of our provision for inventory write-down resulted in an increase of the allowance for excess and obsolete inventory to € 2.6 million as of December 31, 2005 from € 2.0 million as of December 31, 2004. Expressed as a percentage of total inventories, the allowance for excess and obsolete inventory decreased from 9.9% in 2004 to 9.4% in 2005.

Research and Development. Research and development expenses increased by 27.1% to € 11.3 million, 14.0% of revenues in 2005, compared to € 8.9 million, 10.0% of revenues in 2004. In addition to these expenses, in 2005 we offset approximately € 606,000 of research and development expenses through government project funding recognized during that period, compared to approximately € 285,000 of such funding recognized in 2004. The increase of our research and development expenses in 2005 was a result of the intensified efforts in developing and supporting new products and enhancements of existing products. As of December 31, 2005, we had 83 employees engaged in research and development compared to 78 employees as of December 31, 2004. We believe that research and development expenditures are essential to maintaining our competitive position and expect to increase the current quarterly level of research and development expenditures in the foreseeable future to support our commitment to new product development efforts.

Selling, General and Administrative. Selling, general and administrative expenses increased by 14.4% to € 20.5 million, 25.5% of revenues in 2005, from € 18.0 million, 20.1% of revenues in 2004. The increase was mainly related to support our broadened customer base and product mix and to the strengthening of our organization world-wide which started in the course of the fourth quarter of 2004. We also expanded our world-wide administration staff. The full impact of amortization of the wafer inspection business acquisition from Siemens AG, amounting to € 1.2 million in the year 2005 compared to € 0.6 million of amortization in 2004, combined with the increased legal fees in connection with the Scanner litigation, amounting to € 1.1 million in the year 2005 compared to € 0.3 million of legal expenses in 2004, explain the remainder of the increase. As of December 31, 2005, we had 68 employees engaged in our marketing, sales and technical support department compared to 67 employees as of December 31, 2004. As of December 31, 2005, we had 22 employees engaged in our world-wide administrative department compared to 18 employees as of December 31, 2004.

Net Other Income. In 2005, we recorded € 279,000 of net other income compared to € 714,000 of net other income in 2004. The difference was in the first place related to currency exchange losses in the year 2005 amounting to € 0.5 million, compared to the currency exchange gains of approximately € 0.4 million in 2004. We recognize foreign currency exchange gains or losses on changes in the value of our assets, such as accounts receivable and cash deposits, denominated in currencies other than the Euro, based upon changes in exchange rates of those currencies in relation to the Euro. Secondly our net interest income increased from € 151,000 in 2004 to € 632,000 in 2005 mainly due to our increased net cash available, as such partly offsetting the impact of the currency exchange losses.

Income Taxes. Income tax expense was € 4.1 million in 2005 compared to € 7.7 million in 2004. Income tax expense, expressed as a percentage of income before income taxes decreased from 27.4% in 2004 to 23.2% in 2005 as a result of a change in the geographical mix of revenues.

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

Research and Development. Research and development expenses increased by 36.6% to € 8.9 million, 10.0% of revenues in 2004, compared to € 6.5 million, 14.5% of revenues in 2003. In addition to these expenses, in 2004 we offset approximately € 285,000 of research and development expenses through government project funding recognized during that period, compared to approximately € 502,000 of such funding recognized in 2003. The increase of our research and development expenses in 2004 was a result of the intensified efforts in developing and supporting new products and enhancements of existing products. As of December 31, 2004, we had 78 employees engaged in research and development compared to 63 employees as of December 31, 2003.

Selling, General and Administrative. Selling, general and administrative expenses increased by 38.3% to € 18.0 million, 20.1% of revenues in 2004, from € 13.0 million, 29.0% of revenues in 2003. The increase of selling, general and administrative expenses was in the first place related to the higher level of commission expenses in 2004, which is related directly to the increased level of revenues of 2004. Secondly, the increase was a result of additional staffing to support our broadened customer base and product mix. As of December 31, 2004, we had 67 employees engaged in our marketing, sales and technical support department compared to 55 employees as of December 31, 2003.

Net Other Income. In 2004, we recorded € 714,000 of net other income compared to € 100,000 of net other income in 2003. The difference was primarily attributable to currency exchange gains in the year 2004 amounting to € 0.4 million, compared to the currency exchange losses of approximately € 0.2 million in 2003. We recognize foreign currency exchange gains or losses on changes in the value of our assets, such as accounts receivable and cash deposits, denominated in currencies other than the Euro, based upon changes in exchange rates of those currencies in relation to the Euro. Despite the continued further depreciation of the U.S. dollar versus the Euro in the course of 2004, we were able to limit the impact of currency exchange gains or losses, following the change in 2003 from U.S. dollar towards Euro as our main invoicing currency.

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

Recent Accounting Pronouncements

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS No.123R”), which revised SFAS No.123, Accounting for Stock-Based Compensation. This statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB 25 and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of income. The revised statement is effective as of the next fiscal year beginning after June 15, 2005. The adoption in 2006 will not have a significant effect on the Company’s financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards No.151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for the Company for inventory costs incurred on or after January 1, 2006. The adoption of this Statement will not have a significant effect on the Company’s financial statements.

In March 2005, the FASB issued FASB Interpretation No 47 Accounting for Conditional Asset Retirement Obligations which requires conditional asset retirement obligations to be recognized if a legal obligation exists to perform asset retirement activities and a reasonable estimate of the fair value of the obligation can be made. FIN 47 also provides guidance as to when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Company adopted the provisions of FIN 47 on December 31, 2005. No conditional asset retirement obligations were recognized and, accordingly, the adoption of FIN 47 had no effect on the Company’s financial statements.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections. This Statement establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. This statement will be effective for the Company for all accounting changes and any error corrections occurring after January 1, 2006.

B. LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2005, we had working capital of € 78.1 million, including € 50.7 million of cash and cash equivalents. In addition, as of that date we had lines of credit aggregating approximately € 2.3 million available from Fortis Bank. As of December 31, 2005, we had no amounts outstanding under these facilities. The weighted average cost of short-term debt, including the current portion of long-term debt, at December 31, 2005 approximated 6.70%.

During 2005, net cash provided by operating activities amounted to € 9.6 million. Cash flow, defined as net income increased by non-cash items such as amortization, depreciation, provision for doubtful debts and deferred tax expense (benefit), amounted to a positive cash flow of € 16.2 million, while changes in operating assets and liabilities used € 6.6 million in cash. Sources of cash as a result of changes in assets and liabilities included an increase in trade accounts payable of € 7.3 million and in accrued expenses of € 2.0 million that was more than offset by an increase in accounts receivable of € 8.9 million and in inventories of € 6.1 million, resulting from the increased level of activity during the last quarter of 2005.

During 2005, net cash used in investing activities amounted to € 0.7 million related to new investments for property and equipment. We currently do not foresee significant capital commitments for the year 2006.

During 2005, net cash used in our financing activities amounted to € 0.5 million, primarily for repayment of borrowings.

As of December 31, 2005, we had long-term obligations of approximately € 4.5 million, consisting of long-term debt. As of that date, the current portion of these long-term obligations totaled € 0.6 million. We also have several non-cancelable operating leases, primarily for motor vehicles and office premises, which expire over the next three to five years. As of December 31, 2005, the total minimum lease payments till 2010 will be approximately € 3.0 million.

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

As of December 31, 2005, we had 83 employees engaged in research and development, including 22 persons involved in the research and development of new measurement methods, 30 persons involved in software development and 31 persons involved in hardware development.

In 2005, 2004 and 2003, our net research and development expenses were € 11.3 million, € 8.9 million, and 6.5 million, respectively.

D. TREND INFORMATION

2005 was a very busy year for ICOS during which we enhanced and expanded our product lines. We believe we further consolidated our leadership position in the IC inspection market and expanded our addressable market opportunities during the downturn. We further increased our research and development and expanded our sales and support organization. As a result, we believe that during 2005, we have again strengthened ourselves and are entering 2006 with confidence.

While our visibility is always limited, we are generally confident about the state of the industry at the beginning of 2006 and about our long-term prospects. The industry reacted swiftly and decisively when the inventories were growing dangerously high around the middle of 2004. We believe that this quick reaction has made the industry downturn in 2005 shallow and short and that inventory levels as well as equipment utilization levels are in fairly ideal ranges at the beginning of 2006. In fact, industry researchers believe that the strong expansion of the consumer segment will probably lead to shallower and shorter cycles in general, as televisions or cars are less cyclical than PC’s. For 2006, the industry researchers expect healthy unit growth levels in 2006, driven by healthy world-wide GDP growth, which in turn is driven by the new developing countries.

For the longer run, we are witnessing a continued evolution in the demand drivers for the semiconductor industry as semiconductors are employed in an ever increasing range of consumer oriented applications, from cars to games, from phones to digital TV’s, from digital audio player to (LED) illumination. Many of these applications require special packages that can deal with the specific applications and the harsher environments in which they have to operate. This evolution drives the need for inspection equipment for these new styles of packages. As a leading supplier of inspection equipment to the packaging industry, we are expanding our product offering to take advantage of these opportunities in the market.

Our backlog as of February 28, 2006, was approximately € 26.1 million, compared with € 21.5 million as of February 28, 2005. Backlog reflects customer orders for products for which we have accepted purchase orders with assigned delivery dates within 24 months. The level of backlog at any particular time is not necessarily indicative of our future operating performance. Delivery schedules may be extended and orders may be canceled at any time subject to certain cancellation penalties.

E. OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, change in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following is a summary of our contractual obligations, as specified below, as of December 31, 2005:

	Payments due by Period
Contractual Obligations (in thousands of Euro)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations - Principal	€4,490	€638	€2,046	€1,593	€213
Long Term Debt Obligations - Interests	€1,080	€283	€605	€179	€13
Operating Lease Obligations	€2,961	€886	€1,678	€397	—
Purchase Obligations	€10,384	€10,384	—	—	—

Total	€18,915	€12,191	€4,329	€2,169	€226

As of December 31, 2005, the Company has no material contractual obligations outstanding with respect to capital expenditures.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. DIRECTORS AND WORLD-WIDE MANAGEMENT

Our directors and world-wide management, and any employees such as scientists or designers upon whose work we are dependent, as of the date of this Annual Report are as follows:

Name	Age	Position
Joseph Verjans (3)	59	Chairman of the Board of Directors, Non-executive Director

Antoon De Proft	46	President, Chief Executive Officer and Executive Director

August Smeyers	51	Vice President of Research and Development and Executive Director

Koen Gutscoven	47	Vice President of Marketing and Sales

Guido Vervoort	52	Vice President of Operations

Seiichi Kohnoike	56	General Manager of ICOS Vision Systems Ltd. (Japan)

Robin Kam	42	General Manager of ICOS Vision Systems Pte. Ltd. (Singapore)

Masoud (Max) Mirgoli	43	General Manager of ICOS Vision Systems Inc. (United States)

John Zabolitzky	56	General Manager of ICOS Vision Systems GmbH (Germany)

Stephan Wansleben	49	General Manager of ICOS Vision Systems GmbH (Germany)

Godwin Tse	43	General Manager of ICOS Vision Systems Limited (Hong Kong) and of ICOS Vision Systems (Shenzhen) Co. Ltd. (China)

Elton Lee	39	General Manager of ICOS Vision Systems Korea Co. Ltd. (Korea)

Exeter International NV, represented By Paul de Vrée (1) (2) (3) (4)	62	Non-executive Director

André Oosterlinck (1) (2) (3)	59	Non-executive Director

Fred Chaffart (1) (2) (3)	70	Non-executive Director

(1)	Member of the Audit Committee
(2)	Member of the Remuneration Committee
(3)	Member of the Nomination Committee
(4)	Corporations may serve as directors of Belgian companies

Joseph Verjans served as our Chief Executive Officer since he joined us in 1984. In 1989 he also became our President and Chairman of our Board of Directors. Effective April 1, 2002, Mr. Verjans retired as President and Chief Executive Officer. He continues to serve us as Chairman of our Board of Directors. Prior to joining us, he served as Equipment Manager in the Graphics Division of Agfa-Gevaert, a world leading imaging company. Mr. Verjans received a Ph.D. degree in electronics from the University of Leuven in 1974.

Antoon De Proft is our Chief Executive Officer. He started his career as a researcher at the University of Leuven, Belgium, and as applications engineer at International Imaging Systems in Milpitas, California. He joined us in 1985 in our subsidiary in Mountain View, California, as Applications Manager and was promoted to world-wide Vice President Marketing and Sales in 1989. In 1999, he started his own management consultant company, specialized in medium to mid-sized high technology companies. He was hired back by the Company in January 2002 as Chief Operating Officer and was promoted to Chief Executive Officer in April 2002. He is also Chairman of the Board of IMEC, the world’s largest independent semiconductor research institute. He received a master’s degree in electro-mechanical engineering from the University of Leuven in 1982 as well as a degree in medical engineering.

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

John Zabolitzky joined us upon our acquisition of Qtec, as a wholly-owned subsidiary, in July 1998. Previously, he served as a Managing Director of Qtec since co-founding that company in March 1994. Prior to joining Qtec, he served as General Manager of Botec Engineering GmbH, a machine vision company, from 1991 to 1994. From 1987 to 1991, he served as Technical Director for Kontron Electronik GmbH, a manufacturer of computers, computer periphery, and electronic measurement and machine vision equipment. From 1985 to 1987, he was a Professor of theoretical Physics and Fellow of the Supercomputer Institute at the University of Minnesota, Minneapolis. Before that he was a Professor of Physics at Cologne University, Germany. He received his Ph.D. from the Ruhr-University Bochum, Germany in 1972.

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

Godwin Tse joined us in March 2004 upon our acquisition of Jointech Precision Equipment (Shenzhen) Co. Ltd. as a wholly-owned subsidiary. Previously, he served as Managing Director of Jointech Precision Equipment (Shenzhen) Co. Ltd. since founding that company in June 2002. Between 1986 and 2002, he served as Director of Operations at Kras Asia Limited in Hong Kong and Kras Semiconductor Assembly Equipment in Shenzhen, China, a company that handled final assembly and quality control of inspection machines. He holds degrees of Bachelor of Science in Electronics Engineering, Master of Business Administration and Master of Science in Industrial Automation from the University of Hong Kong.

Elton Lee joined us in early 2004 as General Manager of our subsidiary ICOS Vision Systems Korea Co. Ltd. Prior to joining us, from 1996 to 2003, he served as Sales Manager of Orbotech Pacific Ltd. in Korea. He holds a degree in Chemical Engineering from the Kyung Hee University and a master’s degree in Global Business and Marketing Administration from the Han Yang Graduate School in Korea.

Exeter International NV is the management company of Mr. Paul de Vrée, incorporated in 1997.

Paul de Vrée is one of our co-founders and served as the first Chairman of our Board of Directors from our inception until 1989. He again became a director, as the representative of his management company, Exeter International NV, in 1997. In 1983, he founded Advent Management Belgium, a venture capital company associated with Advent International and served as its Chief Executive Officer until 1997, when he founded Rendex, a European venture capital company.

André Oosterlinck is also one of our co-founders. He served as a Director from 1982 until 1988 and has served us again as Director since 1989. Dr. Oosterlinck received an engineering degree in electro-engineering in 1972 and earned his Ph.D. degree in electronics and computer science in 1977 from the University of Leuven. Since 1984, he has been a full-time professor at the University of Leuven and served as its President from 1994 until 2005. From August 2005 on, he is honorary rector of the University of Leuven and President of the University Network Association K.U.Leuven.

Fred Chaffart holds a Masters Degree in Economics and completed the Senior Executive Program at Stanford University. He started his career in his family’s business, was subsequently part of the Marketing Department of Proctor & Gamble and then worked as a consultant. After a period as Commercial Director in different financial departments, he held leading positions in several companies of the Belgian sugar and cement industry. Later, he also became President of Fortis Bank Belgium. Currently, he holds directorships with various companies and institutions.

There are no family relationships among any of our directors, world-wide management and key employees.

B. COMPENSATION

The total amount of fees paid in 2005 to all directors, including the fees provided to members of our Committees in their capacity as such, amounted to € 57,000. No loans nor advance payments are given to directors.

The overall gross remuneration paid to the members of world-wide management during 2005 amounted to € 1.9 million. No loans nor advance payments are given to managers.

As of February 17, 2003, 117,950 options to purchase ICOS common stock were attributable to members of our world-wide management. The exercise price of these options is $5.50 and the exercise period runs from January 1, 2004 to December 5, 2009. During the year 2005, 13,150 of these options were exercised. No new options were issued in 2004 or 2005.

C. BOARD PRACTICES – CORPORATE GOVERNANCE

We have adopted in 2005 a Corporate Governance Charter in accordance with the Corporate Governance Principles set out in the Code Lippens, which was established by the Belgian Corporate Governance Commission on December 9, 2004 (the “Code”). The Code is based on a comply or explain system, offering us the flexibility to adapt the provisions to our specific size, activities and culture, provided that deviations from the Code are adequately explained in the Corporate Governance chapter of our annual report.

Our dual listing on Nasdaq and Euronext Brussels causes us to be subject to laws and regulations which are specific to these financial markets and which may deviate from each other from time to time (and may therefore require deviations from the provisions of the Code). The deviations from the Code, and the provisions of the Code which have not been complied with during the 2005 financial year, are set out in this Corporate Governance Chapter.

Composition of the Board of Directors

Under Belgian law, the Board of Directors should be composed of at least three members. Under Nasdaq rules, the majority of the Board of Directors as of July 31, 2005 must consist of independent directors. Our Board counts six members, of whom two are executive directors and the four other (non-executive) members have been determined to be independent directors. The determination of independence has exclusively been made on the basis of Rule 4200 (a) 15 of the Nasdaq Rulebook in consideration of the dual listing and its different regulations.

Under the Code, Mr. Verjans would not be considered to be independent in view of the fact that his shareholding exceeds 10%. Under the Code, a director is no longer considered to be independent if such director has executed a non-executive director mandate for more than three terms. To the extent that, further to the Code, the term of a director mandate should be limited to at most four years, Mr. Oosterlinck would not be considered to be independent under the Code, since he is serving as a non-executive director of the Company since 1992. It is considered to be in our interest to maintain board members for a longer period in order to have an in-depth knowledge of the highly specialised markets in which the Company operates.

Functioning and activity report of the Board of Directors

The Board of Directors is the ultimate decision-making body of our company with the exception of matters reserved to the shareholders by Belgian Corporate Law or the Company’s Articles of Association. The Board’s role is to pursue the long-term success of the Company by providing entrepreneurial leadership and enabling risks to be assessed and managed. The Board should decide, as a collegiate body, on the Company’s values, strategy and key policies. The Board should ensure that the necessary financial and human resources are in place for the Company to meet its objectives.

The Board of Directors meets upon invitation of the Chairman of the Board or the Director replacing him, whenever the Company’s interests require it or when one director requests a meeting. The majority of the Directors must be present or represented to enable the Board to validly deliberate and make decisions. Decisions are reached by a majority of the votes. In the event of a tie, the Chairman has a casting vote.

The Board of Directors held seven meetings during 2005. All directors were present at all meetings with the following exceptions: Mr. Anton De Proft was unable to attend but was represented by another director at one meeting and Mr. Fred Chaffart was unable to attend two meetings of the Board.

The main topics on which the Board of Directors deliberated during 2005 were:

•	implementation of a corporate governance charter incorporating the Company’s various existing and newly established policies and procedures,

•	quarterly review of the financial results of the group and of the earnings press releases,

•	review of the reporting by the Board’s advisory committees,

•	bi-annual group budget reviews,

•	review of the group’s strategic positioning, opportunities and challenges,

•	review of acquisition opportunities,

•	follow-up on the patent litigation cases with Scanner Technologies,

•	various corporate matters like the composition and independence of the members of the Board of Directors, the group structure, impact of changes in Belgian corporate tax laws, dividend policy and approval of corporate documents.

Board Committees

A substantial portion of the analysis and work of the Board is prepared or done by various Board Committees. The decision-making remains within the collegial responsibility of the Board and the Committees have an advisory role except for those cases which are described in the respective Committee’s charter.

The Audit Committee

The primary purpose of the Audit Committee is to provide independent and objective oversight of (i) the financial reporting process, accounting functions and internal controls of the Company and its subsidiaries and (ii) the qualifications, independence, retention, compensation and performance of our independent auditors.

According to Nasdaq and SEC rules, the Audit Committee must consist of at least three members all of whom must be independent directors. The Audit Committee counts three members: Mr. André Oosterlinck (Chairman), Exeter International NV represented by Mr. Paul de Vrée and Mr. Fred Chaffart. The Chairman of the Board of Directors is invited to the meetings of the Audit Committee as an observer. Our Board of Directors has also determined that Mr. Paul de Vrée, representative of Exeter International NV and Mr. Fred Chaffart are “audit committee financial experts” as defined under SEC rules.

The Audit Committee held four meetings during 2005. All members were present at all meetings with the exception of Mr. Fred Chaffart who was unable to attend one meeting.

As a special matter of attention, the Audit Committee is closely following-up on the implementation of the Sarbanes-Oxley Act Section 404 (hereafter called “Section 404”) within the timeframe set for foreign private issuers. This Section 404 requires companies’ management to assess, and their independent auditors to attest to management assessment regarding, the effectiveness of the registrant’s internal controls over financial reporting. Under the rules as currently adopted, the Company must be compliant by the end of fiscal year 2006.

Other main topics which were discussed during 2005 were:

•	review of the findings of the independent auditor in respect of the audit of the annual accounts,

•	review and approval of the annual audit engagement letter of the independent auditor,

•	review of the charter of the Audit Committee,

•	review of the independence of the auditor,

•	review of valuation rules,

•	review and approval of related-party transactions,

•	review and pre-approval of audit and permitted non-audit services by the independent auditor,

•	discussion of the creation of the new function of Group Controller, directly reporting to the Audit Committee, in order to be able to cope with Section 404 requirements.

The Nomination Committee

The role of the Nomination Committee is to assist the Board of Directors in all matters relating to the appointment of Board members and the Chief Executive Officer and the functioning of the Board of Directors.

It is the Nomination Committee’s responsibility to advise on proposals for appointment originating from shareholders and management. The management and Mr. Jos Verjans have special nomination rights under the Articles of Association. Shareholders who either belong to the Executive Management of the Company or ICOS Vision Systems NV or who are entrusted with the day-to-day management of any of the Company’s subsidiaries, are entitled to propose the candidates for a majority of the Director mandates. In addition, under the Articles, Mr. Verjans, who is Chairman of the Board, is entitled to propose the candidate for one Director mandate. This nomination right is transferable between shareholders, can only be exercised by a shareholder and expires upon the death of Mr. Verjans.

The Nomination Committee must comprise at least three directors, all of whom must be independent non-executive directors. The Nomination Committee counts four members: Mr. Jos Verjans (Chairman), Mr. André Oosterlinck, Exeter International NV represented by Mr. Paul de Vrée and Mr. Fred Chaffart.

The Nomination Committee was installed in 2005 and held one meeting. All members were present. In this meeting, the Committee reviewed the size, composition and functioning of the Board of Directors and approved its charter.

The Remuneration Committee

The Remuneration Committee has overall responsibility for reviewing and approving executive compensation and reviewing and administering equity compensation. This authority to decide on the remuneration of the Executive Management is a deviation from the Code which states that the Committees may only have an advisory function. This delegation and the composition of the Remuneration Committee guarantee that the decision on the Executive Management’s remuneration is taken only by independent directors.

The Committee must comprise at least two directors, all of whom should be independent. The Committee counts three members: Mr. André Oosterlinck (Chairman), Exeter International NV represented by Mr. Paul de Vrée and Mr. Fred Chaffart. The Chairman of the Board of Directors is invited to the meetings of the Remuneration Committee as an observer. Although the Committee’s charter deviates from the Code in its minimum composition requirements, the Remuneration Committee is in fact validly composed of three members, all of them being independent.

The Committee held one meeting in 2005. All members were present. In this meeting, the Committee deliberated on the following topics:

•	review of the world-wide remuneration policy and employee expense budget,

•	review of the existing stock option plan,

•	review of the jubilee benefit plan,

•	review of the functioning of world-wide management and approval of its 2006 remuneration,

•	review of the committee’s charter.

Term of the members of the Board of Directors

All Directors serve a term ending immediately after the Annual General Meeting of Shareholders of 2008. Appointments are generally made for a term of six years which is the limit set by Belgian Corporate Law. Members can serve multiple terms subject to the Nomination Committee’s review of the functioning of the Board. Due to the specialized nature of the Company’s activities, it is considered to be in our interest to maintain board members for a longer period in order to retain the in-depth knowledge of the highly specialized markets in which we operate.

Related-party transactions

It is the responsibility of the Audit Committee, as defined in its charter, to review and approve all related-party transactions including as defined by Marketplace Rule 4350 (h) of the Nasdaq Stock Market, and any other significant conflicts of interest involving Directors or members of the Executive Management. It is the responsibility of the relevant Director or executive manager to inform the Audit Committee of the contemplated transaction.

Executive Management

The Board of Directors has entrusted the Chief Executive Officer with the management of the Company. In order to execute this responsibility, the Chief Executive Officer has established a Senior Management Team. Collectively, the Chief Executive Officer and his Senior Management are referred to as “Executive Management”. The Executive Management consists of four members: Mr. Antoon De Proft (President and CEO), Mr. August Smeyers (Vice President Research and Development), Mr. Guido Vervoort (Vice President Operations) and Mr. Koen Gutscoven (Vice President Marketing and Sales).

The aggregate remuneration paid to the members of the Executive Management during 2005 amounted to € 740,598. No loans or advance payments are given to these managers. This total remuneration consists of basic salary (€ 639,662), variable remuneration in function of budget and other target achievements as well as consolidated profits (€ 50,079) and other benefits of which the most important are car allowances (€ 50,857).

It was unanimously decided by the Board of Directors not to separately disclose the remuneration of the CEO but to disclose the remuneration of the entire Executive Management as a group.

No shares, warrants, options or other equity instruments were granted in 2005 to the CEO or the other members of the Executive Management. No special contractual recruitment or termination rights have been granted to the members of the Executive Management other than the applicable provisions of Belgian social law. Pension plans are not available to the Executive Management.

Insider Trading Policy

All members of the Board of Directors and of the World-Wide Management Team as well as all employees who have access to confidential and material information which is not generally available to the investing public, have signed an insider trading policy with the Company. In essence, these people (1) are forbidden to engage in trading in securities of the Company while in possession of material non-public information (“insider trading”) and are required to maintain the confidentiality of such non-public information, (2) are restricted to engage in short term speculative trading and (3) can only trade in specific trading windows after pre-clearance of the trade with the Compliance Officer. All our employees have signed a similar insider trading policy with the exception that they are not bound by the trading window.

D. EMPLOYEES

The total number of persons we employ is expressed below in full-time equivalents at the end of each reported period.

As of December 31, 2005, we employed 316 persons, including 68 in Marketing & Sales (including technical support services), 83 in Research & Development, 143 in Operations, and 22 in General & Administrative services. Of those employees, 132 were employed at our Belgium headquarters in Heverlee, 23 were employed in Germany, 6 were employed in the United States, 16 were employed in Japan, 9 were employed in Singapore, 5 were employed in South Korea, 33 were employed in Hong Kong, 88 were employed in China and 4 were employed in other South-East Asian countries.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS

The following table sets forth certain information as of February 14, 2006, with respect to the beneficial ownership of our common stock by: (i) each director, senior manager and key employee, and (ii) each individual person known by us to own 5% or more of our common stock. This information is based upon information received from or on behalf of the named individuals or from publicly available information and filings by or on behalf of those persons with the Securities and Exchange Commission. Unless otherwise noted, each person identified possesses sole voting and dispositive power with respect to the shares listed.

Name	Shares of Common Stock Beneficially Owned (1) (2)	Percent of Class of Common Stock
Joseph Verjans (3)	1,400,721	13.2%

August Smeyers	645,704	6.1%

Antoon De Proft	305,281	2.9%

Guido Vervoort	145,125	1.4%

André Oosterlinck	134,950	1.3%

Koen Gutscoven	*	*

John Zabolitzky	*	*

Robin Kam	*	*

Stephan Wansleben	*	*

Exeter International NV, Represented by Mr. Paul De Vrée	*	*

Masoud (Max) Mirgoli	*	*

Seiichi Kohnoike	*	*

Fred Chaffart	*	*

Godwin Tse	*	*

Elton Lee	*	*

All directors and officers as a group (15 persons) (2) (3)	2,714,501	25.6%

Merrill Lynch & Co., Inc. (on behalf of Merrill Lynch Investment Managers)(4)	607,770	5.8%

*	Less than 1% of the outstanding and issued shares of Common Stock.

(1)	Unless otherwise noted, to our knowledge each person identified possesses sole voting and investment power with respect to the outstanding and issued shares listed.
(2)	Includes options to purchase 64,813 shares that are currently exercisable, or exercisable within 60 days of the date of this table, issued to senior managers.
(3)	Includes 19,000 shares of stock held by a company controlled by Mr. Verjans.
(4)	Based on information contained in a Schedule 13G filed by Merrill Lynch & Co., Inc. with the Securities and Exchange Commission on February 7, 2006. The filing indicated that Merrill Lynch & Co., Inc. shared voting and dispositive power over, and disclaimed beneficial ownership of, all of these shares.

There have been no significant changes in ownership held by any major shareholders during the past three years.

Except for the nomination rights described in Item 6.C., Directors, Senior Management and Employees – Board Practices- Corporate Governance, above, there are no other differences in the voting rights of our stockholders.

As of March 8, 2006 the percentage of our common stock held of record in the United States was 79.8%. This percentage includes shares held of record by CeDe&Co, which holds record title to shares on behalf of beneficial holders in the United States and other countries, including Belgium. As of March 8, 2006, there were 10 United States record holders of our common stock.

To our knowledge, we are not directly or indirectly controlled or owned by another corporation(s), any foreign government, or by any other natural or legal person(s) severally or jointly.

There are no arrangements known to us that may operate at a subsequent date to cause a change in control.

B. RELATED-PARTY TRANSACTIONS

F-3 Registration Statement Relating to Shares Held by Joseph Verjans

At the request of Mr. Verjans, we prepared and filed with the Securities and Exchange Commission a Registration Statement on Form F-3 on July 30, 2002, as amended May 25, 2004, to register for sale up to 1,200,000 shares of our common stock held by Mr. Verjans. Mr. Verjans obtained these securities in various transactions, mainly in the period from 1989 through 1996. From time to time Mr. Verjans sold a total of 440,606 shares under the Registration Statement. On April 7, 2006, we filed a post-effective amendment to de-register the remaining shares covered by the Registration Statement. Mr. Verjans agreed to our filing of this post-effective amendment. Mr. Verjans’ shares remain eligible for resale under Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and, in Europe, under exemptions provided by Regulation S promulgated under the Securities Act.

We did not receive any proceeds from sales Mr. Verjans executed under this Registration Statement. Mr. Verjans paid normal commission expenses and brokerage fees in connection with any sales. We paid legal, accounting and other expenses in connection with the registration, and de-registration, of the securities covered by the Registration Statement.

C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

ITEM 8. FINANCIAL INFORMATION.

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

Our consolidated Financial Statements and Other Financial Information are listed under Item 18 in this Report.

Legal Proceedings

In July 2000, we were served with a Summons and Complaint by Scanner Technologies Corporation (“Scanner”) in the United States District Court, Southern District of New York. The Complaint alleged that certain of our products, which relate to stereo vision inspection of ball grid array, chip scale package and bumped wafer products, infringe U.S. Patent Numbers 6,064,756 and 6,064,757. Although we believe that our technology and products do not infringe any of these patents, we partially settled the case in 2003 for the majority of the systems we sold in the United States, those containing one light source. We had recorded provisions in respect of related legal expenses amounting to approximately Euro 0.5 million at December 31, 2002 and the settlement fee of U.S. dollar 0.4 million was paid in 2003 and was fully covered by these provisions.

For the remainder of the systems, those containing two light sources, the District Court ruled in summary judgment that we were not infringing the patents. Scanner appealed this ruling in May 2003 and on April 23, 2004, the United States Court of Appeals for the Federal Circuit vacated the District Court’s summary judgment decision on a narrow issue of patent claim construction, ruling that a literal reading of Scanner’s patents at issue covered stereo vision inspection systems with illumination from one or more light sources, and remanded the case to the District Court for further proceedings based upon this new construction. The Appeals Court ruling did not address whether any of our products infringe any patent claims of Scanner or whether any of those claims, including those relating to one or more light sources, are valid or enforceable. The trial in the District Court took place in March 2005 and the parties are awaiting a ruling. In July 2005, we initiated a suit against Scanner in the United States District Court for the Southern District of New York, seeking declaratory relief declaring that certain new patents issued and assigned to Scanner, and relating to the same or similar technology, are not infringed by any ICOS inspection methods or processes. We filed the suit based on our reasonable apprehension that we may be sued by Scanner for infringement of the new Scanner patents. Our suit against Scanner also seeks to enjoin Scanner from activities which we believe constitute unfair competition. Scanner moved to dismiss the complaint or, in the alternative, to transfer the case to Minnesota where Scanner is headquartered. On March 27, 2006, the District Court denied Scanner’s motion to dismiss or transfer.

While we continue to believe that we do not infringe any valid or enforceable patents of Scanner, ongoing litigation can be costly and time consuming, and we cannot guarantee that we will prevail. If Scanner were to prevail, it could obtain damages or expenses relating to the limited number of systems we have sold in the United States, and enjoin us from further selling the infringing products or otherwise infringing Scanner’s patents in the United States. We intend to continue to vigorously defend our interests. No provision in respect of related legal expenses has been recorded at December 31, 2005.

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

(1)	The five most recent full financial years:

	Common Stock Price
	Nasdaq		Nasdaq Europe		Euronext
	(in U.S. dollars)		(in U.S. dollars)		(in Euro)
	High	Low	High	Low	High	Low
2001	$21.44	$4.24	$21.25	$3.50	—	—
2002	$8.62	$1.85	$8.70	$4.45	—	—
2003	$18.30	$4.50	$8.63	$4.00	€14.50	€6.10
2004	$36.35	$18.40	—	—	€27.50	€14.40
2005	$37.41	$23.20	—	—	€31.25	€18.15

(2)	Each full financial quarter for the two most recent full financial years and subsequent period:

	Common Stock Price
	Nasdaq		Euronext
	(in U.S. dollars)		(in Euro)
	High	Low	High	Low
Quarter ended March 31, 2004	$36.35	$18.40	€26.59	€14.40
Quarter ended June 30, 2004	$33.00	$25.05	€27.50	€21.50
Quarter ended September 30, 2004	$31.15	$18.75	€25.55	€16.12
Quarter ended December 31, 2004	$29.63	$20.01	€22.00	€15.75

Quarter ended March 31, 2005	$29.32	$23.20	€21.97	€18.15
Quarter ended June 30, 2005	$28.50	$24.84	€22.68	€19.40
Quarter ended September 30, 2005	$37.41	$25.08	€31.25	€21.35
Quarter ended December 31, 2005	$36.80	$31.25	€30.50	€26.11

(3)	Each month for the most recent six months:

	Common Stock Price
	Nasdaq		Euronext
	(in U.S. dollars)		(in Euro)
	High	Low	High	Low
October 2005	$36.80	$31.33	€30.50	€26.11
November 2005	$36.00	$31.25	€30.49	€28.30
December 2005	$36.30	$32.26	€30.37	€27.30
January 2006	$45.00	$33.51	€37.05	€29.52
February 2006	$51.50	$41.76	€44.40	€34.65
March 2006	$51.10	$45.80	€42.42	€38.51

The last reported sale price of the Common Stock on March 31, 2006 on the Nasdaq National Market was $50.80 per share and on Euronext was € 42.42 per share.

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

ITEM 10. ADDITIONAL INFORMATION.

A. SHARE CAPITAL.

Not Applicable

B. MEMORANDUM AND ARTICLES OF ASSOCIATION.

Incorporated by reference to the description of our capital stock contained in the “Additional Information” section of our Registration Statement on Form F-3 (Registration No. 333- 97551) filed on July 30, 2002, as amended May 25, 2004, and to our Restated Articles of Association, which were filed as Exhibit 1.01 to our Annual Report on Form 20-F for the year ended December 31, 2004.

C. MATERIAL CONTRACTS.

We entered into a Distribution Agreement as of April 1, 1994 by and among ourselves, ICOS Vision Systems Ltd. and Marubun Corporation to appoint Marubun as our exclusive distributor for component inspectors in Japan. The agreement automatically renews for a one-year term unless terminated upon six months notice by either party. In 2005, sales to Marubun represented approximately 13% of our revenues.

On February 26, 2002, we obtained within our credit facility with Dexia Bank two long-term loans for a total amount of € 6.4 million. These loans are secured by a mortgage on our buildings and bear an interest rate of 6.30%. As of December 31, 2005, we had € 4.5 million outstanding under these loans.

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

Foreign Currency Risk

As of January 1, 2003, we changed to the Euro as our main invoice currency, and at the same time, we began to determine our prices world-wide, with the sole exception of Japan, based upon the Euro, and to treat the Euro as the preferred invoice currency. As a consequence, in the course of fiscal 2005, 2004 and 2003, Euro revenues gained a substantial weight as a percentage of our total revenues. We anticipate that a significant portion of our revenues will continue to be in U.S. dollars and Japanese yen, and accordingly we will be exposed to changes in the value of the Euro relative to the U.S. dollar and the Japanese yen.

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

In 2005 and 2004, we did not enter into any forward exchange or other hedging contracts. We do not use foreign exchange contracts for trading purposes.

Interest Rate Sensitivity

Our exposure to market risk for changes in interest rates relates primarily to our debt obligations (long-term debt) on which interest is paid at fixed rates. The table below provides information about our financial instruments at December 31, 2005 that are sensitive to changes in interest rates, including debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The relevant instrument’s actual cash flows are denominated in Euro.

	Expected maturity Date
December 31, 2005	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
	(in thousands of Euro)
Long-term debt(1)
Fixed rate	638	640	681	725	772	1,034	4,490	4,873
Average Interest rate							6.7%

(1)	All long-term debt is in Euro.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

Not Applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Under Belgian law, the capital structure of the Company, including the number of shares authorized and outstanding, is adopted in the Company’s Articles of Association and may be changed by the shareholders. On June 5, 2002, our shareholders authorized our Board of Directors to increase our authorized capital from time to time over a period of five years. This amendment became effective as of its formal filing and publishing on July 7, 2002, pursuant to Belgian Company Law. As a result, and until July 7, 2007, our Board of Directors is permitted to increase the capital of the Company by a maximum of € 3.6 million without obtaining the further consent of the shareholders. Under Belgian law, our Articles of Association are required to be amended to reflect certain changes to the number of shares outstanding and, in 2005, were so amended to reflect certain immaterial changes.

Item 15. CONTROLS AND PROCEDURES.

(a)	Disclosure controls and procedures.

Based on their evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934), as of the end of the period covered by this Annual Report on Form 20-F, our principal executive officer and our group controller, who serves as our principal financial officer, concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and are operating in an effective manner.

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

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Exeter International NV, represented by Mr. Paul De Vrée, and Mr. Fred Chaffart are “audit committee financial experts” as such term is defined under currently applicable rules of the Securities and Exchange Commission and has concluded that Mssrs. De Vrée and Chaffart are “independent” under currently applicable Nasdaq listing standards.

Item 16B - Code of Ethics

We have adopted a code of ethics, our “Code of Ethics for Senior Financial Officers,” which is applicable to our principal executive officer, group controller, or persons performing similar functions. A copy of our Code of Ethics for Senior Financial Officers was filed as Exhibit 11.1 to our Annual Report on Form 20-F for the year ended December 31, 2003, and is posted on our website, www.icos.be.

Item 16C - Principal Accountant Fees and Services

The following table sets forth the total remuneration that was paid by us and our subsidiaries to our Independent Registered Public Accounting Firm, Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren, in each of our previous two fiscal years:

	For fiscal years ended December 31,
	2005	2004
	(in thousands of Euro)
Audit Fees	€322	€300
Audit-Related Fees	—	€97
Tax Fees	€13	€8

Total	€335	€405

The Audit Fees for the years ended December 31, 2005 and 2004 were for professional services rendered for the annual audits of our consolidated financial statements, statutory audits required by foreign jurisdictions, quarterly reviews, issuance of consents and review of documents filed with the Securities and Exchange Commission.

The Audit-Related Fees for the year ended December 31, 2004 were for specific accounting and consultation due diligence services in respect of acquisitions.

Tax Fees for the years ended December 31, 2005 and 2004 were for services performed in connection with income tax compliance, consulting and tax research services and assistance with tax audits.

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

ITEM 19. EXHIBITS.

Exhibits

The following exhibits are filed as part of this Annual Report on Form 20-F.

Exhibit Number	Title
2.01	Specimen Registered Certificate Common Stock (incorporated by reference to Exhibit 4.01 to the Registrant’s Registration Statement on Form F-1) (Registration No. 333-7906)

2.02	Description of Capital Stock (incorporated by reference to the “Additional Information” section of the Registrant’s Registration Statement on Form F-3) (Registration No. 333- 97551)

4.01	Distribution Agreement between the Company and Marubun (incorporated by reference to Exhibit 10.01 to the Registrant’s Registration Statement on Form F-1) (Registration No. 333-7906)

4.02	Qtec Acquisition Agreement (incorporated by reference to Exhibit 2.01 to the Company’s Annual Report on Form 20-F for the year ended December 31, 1998)

4.03	Credit Facility with Dexia Bank, dated February 26, 2002 (incorporated by reference to Exhibit 4.03 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001)

4.04	ICOS Vision Systems Corporation NV 2002 Stock Option Plan° (incorporated by reference to Exhibit 4.04 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002)

8.01	Subsidiaries of the Company

11.01	Code of Ethics (incorporated by reference to Exhibit 11.01 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003)

12.01	Certification of Principal Executive Officer

12.02	Certification of Group Controller (Principal Financial Officer)

13.01	Certification Pursuant to Section 906 Of The Sarbanes-Oxley Act Of 2002 (Subsections (A) And (B) Of Section 1350, Chapter 63 Of Title 18, United States Code)

°	Translated in full or summary version; the original language version is on file with the Registrant and is available upon request.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ICOS VISION SYSTEMS CORPORATION NV
(Registrant)

By:	/s/ Antoon De Proft
Name:	Antoon De Proft
Title:	President and Chief Executive Officer

Date: April 11, 2006

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of ICOS Vision Systems Corporation NV:

We have audited the accompanying consolidated balance sheets of ICOS Vision Systems Corporation NV, a Belgian corporation, and subsidiaries, as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICOS Vision Systems Corporation NV and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KLYNVELD PEAT MARWICK GOERDELER
KLYNVELD PEAT MARWICK GOERDELER
Bedrijfsrevisoren	Hasselt, Belgium
Represented by J. Briers	February 14, 2006

CONSOLIDATED BALANCE SHEETS

(in thousands of EURO, except share data)

	December 31,
	2005	2004
ASSETS
Current Assets:
Cash and cash equivalents	50,728	42,179
Trade accounts receivable, net of allowance for doubtful accounts of € 58 and € 82 at December 31, 2005 and 2004, respectively	26,542	16,166
Inventories, net (Note 2)	25,368	18,063
Prepaid expenses	249	221
Current deferred tax assets (Note 5)	874	1,178
Other current assets	2,307	1,465

Total current assets	106,068	79,272

Net property and equipment (Notes 3, 7 and 11)	10,131	10,134
Intangible assets (Note 1 (l))	4,257	5,505
Goodwill (Note 1 (m))	1,149	1,149
Other assets (Note 1 (k))	922	966

Total assets	122,527	97,026

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Trade accounts payable	12,994	5,466
Current portion of long-term debt (Note 8)	638	681
Accrued expenses	5,705	3,509
Income taxes payable	1,472	2,990
Deferred revenue (Note 1 (p))	6,031	2,095
Other current liabilities (Note 4)	1,167	3,574

Total current liabilities	28,007	18,315

Long-term debt, excluding current portion (Note 8)	3,852	4,490
Noncurrent deferred tax liabilities (Note 5)	1,192	905
Provision for warranty (Note 1 (q))	395	408

Total liabilities	33,446	24,118

Commitments and contingencies (Notes 7 and 13)

Stockholders’ equity: (Note 9)
Common stock, no par value, 10,557,460 and 10,527,310 shares issued and outstanding at December 31, 2005 and 2004, respectively	3,247	3,237
Additional paid-in capital	22,524	22,396
Retained earnings	63,782	50,279
Accumulated other comprehensive income (loss)	(472)	(3,004)

Total stockholders’ equity	89,081	72,908

Total liabilities and stockholders’ equity	122,527	97,026

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of EURO, except share data)

	Years ended December 31,
	2005	2004	2003
Revenues (Notes 11 and 12)	80,583	89,326	44,757
Cost of goods sold	31,434	35,012	19,402

Gross profit	49,149	54,314	25,355

Operating expenses:
Research and development (Note 1(r))	11,294	8,885	6,506
Selling, general and administrative	20,543	17,950	12,981

Total operating expenses	31,837	26,835	19,487

Income from operations	17,312	27,479	5,868

Other income:
Interest income	946	513	534
Interest expense	(314)	(362)	(398)
Other income	186	155	176
Foreign currency exchange gain (loss)	(539)	408	(212)

Net other income	279	714	100

Income before income taxes	17,591	28,193	5,968
Income taxes (Note 5)	4,088	7,727	641

Net income	13,503	20,466	5,327

Basic earnings per share (Note 1 (w))	1.28	1.95	0.51

Weighted average number of common shares outstanding (Note 1 (w))	10,534,372	10,517,187	10,507,810

Diluted earnings per share (Note 1 (w))	1.26	1.91	0.50

Diluted weighted average number of common shares outstanding (Note 1 (w))	10,711,400	10,704,638	10,594,819

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME (LOSS)

(in thousands of EURO, except share data)

	Common Stock		Additional		Accumulated Other
	Number of Shares	Amount	paid-in Capital	Retained Earnings	Comprehensive Income (Loss)	Comprehensive Income (Loss)	Stockholders’ Equity
Balance at December 31, 2002	10,507,810	3,230	22,317	24,486	(140)		49,893

Comprehensive income (loss)
Net income for year	—	—	—	5,327	—	5,327	5,327
Foreign currency translation adjustment	—	—	—	—	(1,168)	(1,168)	(1,168)
Total comprehensive income (loss)						4,159

Balance at December 31, 2003	10,507,810	3,230	22,317	29,813	(1,308)		54,052

Comprehensive income (loss)
Net income for year	—	—	—	20,466	—	20,466	20,466
Foreign currency translation adjustment	—	—	—	—	(1,696)	(1,696)	(1,696)
Total comprehensive income (loss)						18,770
Shares issued in connection with the exercise of stock options	19,500	7	79	—	—		86

Balance at December 31, 2004	10,527,310	3,237	22,396	50,279	(3,004)		72,908

Comprehensive income (loss)
Net income for year	—	—	—	13,503	—	13,503	13,503
Foreign currency translation adjustment	—	—	—	—	2,532	2,532	2,532
Total comprehensive income (loss)						16,035
Shares issued in connection with the exercise of stock options	30,150	10	128	—	—		138

Balance at December 31, 2005	10,557,460	3,247	22,524	63,782	(472)		89,081

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of EURO)

	Years ended December 31,
	2005	2004	2003
Cash flows from operating activities
Net income	13,503	20,466	5,327
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,080	1,356	764
Allowance for doubtful debts	(24)	7	(43)
Loss on disposal of property and equipment	20	11	63
Deferred tax expense (benefit)	612	3,689	(677)
Changes in assets and liabilities:
Decrease (increase) in trade accounts receivable	(8,908)	(3,582)	(6,322)
Decrease (increase) in inventories	(6,097)	(7,736)	608
Decrease (increase) in prepaid expenses and other current assets	(207)	(812)	471
Decrease (increase) in other assets	—	(471)	59
(Decrease) increase in trade accounts payable	7,284	910	3,366
(Decrease) increase in accrued expenses	2,014	673	1,191
(Decrease) increase in income taxes payable	(1,821)	2,030	824
(Decrease) increase in other current liabilities	1,123	4,942	(771)
(Decrease) increase in provision for warranty services	(13)	(238)	207

Net cash provided by operating activities	9,566	21,245	5,067

Cash flows from investing activities
Additions to property and equipment	(731)	(1,555)	(326)
Purchase of acquired intangible assets	—	(6,129)	—
Acquisitions, net of cash received	—	(35)	—

Net cash used in investing activities	(731)	(7,719)	(326)

Cash flows from financing activities
Repayment of borrowings	(681)	(647)	(615)
Proceeds from shares issued in connection with the exercise of stock options	138	86	—
Capital lease payments	—	—	(5)

Net cash used in financing activities	(543)	(561)	(620)

Increase in cash and cash equivalents	8,292	12,965	4,121
Impact of exchange rate movements on cash	257	(316)	(471)
Cash and cash equivalents at beginning of period	42,179	29,530	25,880

Cash and cash equivalents at end of period	50,728	42,179	29,530

Supplemental disclosure
Cash paid during period for interest	314	362	398
Income taxes paid	4,784	2,042	488

See accompanying notes to the consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of EURO)

December 31, 2005 and 2004

1. Summary of Significant Accounting Policies

a. Basis of Presentation

The accompanying consolidated financial statements present the results of operations, financial position and cash flows of ICOS Vision Systems Corporation NV (“ICOS” or “the Company”) and its subsidiaries (ICOS together with its subsidiaries, “the Group”).

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles. They reflect adjustments made for US reporting purposes which are not recorded in the Company’s Belgian statutory accounts.

b. Description of Business

ICOS was incorporated in Belgium in 1989. The Company was incorporated to act primarily as a holding company through which management and certain investors purchased a controlling interest in ICOS Vision Systems NV (“ICOS BE”). ICOS BE was incorporated in 1982 in Belgium, to design, develop, manufacture, market, sell and support machine vision and inspection systems for industrial applications.

On July 23, 1998, ICOS acquired 100% ownership of ICOS Vision Systems GmbH (formerly QTEC Industrie-Automation GmbH) (“ICOS DE”), located in Oberhaching, Germany. This subsidiary operates primarily as a R&D center for the Group and provides sales and support services for the non-semiconductor applications.

On December 27, 2002, ICOS incorporated a new subsidiary ICOS Vision Systems Limited (“ICOS HK”), in Hong Kong, and effective January 1, 2003, the operations of the previous ICOS BE branch office in Hong Kong, were transferred to this newly incorporated subsidiary. The subsidiary ICOS HK provides sales and support services in its regional market and is both a R&D and production center of the group. Through ICOS HK, the company has acquired in March 2004, 100% ownership of ICOS Vision Systems (Shenzhen) Co. Ltd. (“ICOS Shenzhen”), formerly Jointech Precision Equipment (Shenzhen) Co. Ltd. for a total consideration, net of cash received, of € 35. ICOS Shenzhen is a production plant of the group.

On May 14, 2003, ICOS incorporated a new subsidiary ICOS Vision Systems Pte. Ltd. (“ICOS SG”), in Singapore, and effective June 1, 2003, the operations of the previous ICOS BE branch office in Singapore, were transferred to this newly incorporated subsidiary. This subsidiary provides sales and support services in the area Singapore, Malaysia and Thailand.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of EURO)

On April 20, 2004, ICOS incorporated ICOS Vision Systems Korea Co. Ltd. (“ICOS KO”), in South Korea. This subsidiary provides sales and support services in South Korea.

On December 19, 2005, ICOS acquired 100% ownership of ICOS Vision Systems, Inc. (“ICOS US”), located in California, United States of America, and ICOS Vision Systems, Ltd. (“ICOS JP”), located in Yokohama, Japan. Previously these subsidiaries were owned by ICOS BE. Both subsidiaries provide sales and support services in their regional markets.

c. Principles of Consolidation

At December 31, 2005, the Company owns substantially all of the outstanding shares of ICOS BE (99.9%), of ICOS DE (100%), of ICOS HK (100%), of ICOS SG (100%), of ICOS KO (100%), of ICOS US (100%) and of ICOS JP (100%). Accordingly, the consolidated financial statements include the accounts of ICOS, ICOS DE, ICOS SG, ICOS KO, ICOS US, ICOS JP, ICOS BE and the consolidated accounts of ICOS HK including its wholly owned subsidiary ICOS Shenzhen. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

d. Foreign Currencies

•	Functional Currency

Revenues are denominated in several currencies, of which the majority was denominated in Euro (€) or in United States Dollar ($). At the same time, the majority of the expenses were incurred in Euro. The functional currency of ICOS, ICOS BE and ICOS DE is the Euro.

The functional currencies of the other ICOS subsidiaries are the Hong Kong Dollar (HK$ or HKD) for ICOS HK, the Singapore Dollar (S$ or SGD) for ICOS SG, the South Korean Won (KRW) for ICOS KO, the U.S. Dollar for ICOS US and the Japanese Yen (JPY) for ICOS JP.

•	Foreign Currency Translation

The income statements and balance sheets of ICOS HK (including ICOS Shenzhen), ICOS SG, ICOS KO, ICOS US and ICOS JP are translated into Euro using the current rate method in accordance with SFAS No. 52. Under the current rate method, the assets and liabilities of these entities are translated at exchange rates in effect at the end of the period, and revenues and expenses are translated at the average exchange rate during the period. All cumulative translation gains or losses are included in accumulated other comprehensive income.

Movements on the consolidated cash flow statements are translated into Euro at average exchange rates during the periods and, accordingly, may not correspond exactly with related movements on the balance sheets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of EURO)

Foreign Currency Transactions

Exchange gains and losses arising from transactions denominated in foreign currencies are included in the accompanying consolidated statements of income (loss).

e. Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The Group uses estimates in its normal course of business to evaluate the allowance for doubtful debts, warranty, excess and obsolete inventory, deferred tax assets and other provisions. Actual results could differ from those estimates.

f. Revenue Recognition

The Group recognizes revenues from the sale of its vision and inspection modules and of spare parts upon delivery and installation for inspection systems provided that transfer of title and risk of loss has passed to the customer (both direct third party customers or through distributors), that no significant obligation remains and the collection of the related trade account receivable is reasonably assured. The Group has no significant contractual post-shipment support obligations to its customers, except for certain warranty obligations discussed in Note 1(q). Transport and handling costs are recorded in cost of goods sold in the same period the related revenue is recognized.

g. Derivative Financial Instruments and Hedging Activities

In accordance with SFAS No. 133, Accounting for Derivative Instruments and Certain Hedging Activities and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS No. 133, all derivative instruments are recorded on the balance sheet at their respective fair values.

As at and for the years ended December 31, 2005 and 2004, the Group did not enter into any forward exchange contracts, nor any derivative instruments.

The carrying amounts of cash and cash equivalents, trade accounts receivable, other current assets, trade accounts payable and accruals meeting the definition of financial instruments, approximate their fair values due to the short maturity of these items.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of EURO)

h. Cash and Cash Equivalents

The Group considers all cash balances and highly liquid short-term investments which have original maturity dates of three months or less to be cash equivalents.

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

k. Other Assets

Other noncurrent assets consist primarily of licenses for handling technology and deposits. The licenses are recorded at cost and are being amortized over their useful life (8 years). Amortization expense for the years ended December 31, 2005, 2004 and 2003 was € 117, € 120 and € 283, respectively.

l. Intangible assets

In June 2004, the Company acquired the wafer inspection business of Siemens AG. Under the terms of the agreement, ICOS acquired, for a cash consideration of € 6,250, the rights to all of Siemens’ two-dimensional (2D) wafer inspection technology, as well as the assets related to the wafer inspection business.

The purchase price has been allocated as follows : € 121 to movable tangible fixed assets, to be depreciated over the estimated useful lifetime (3 years); € 3,000 to non compete agreements, to be amortized over 3.5 years and € 3,129 to Intellectual Property (including patent applications), to be amortized over 8 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of EURO)

Amortization has commenced as of July 1, 2004, being the effective start of the transfer of the business know-how. The amortization expense for the years ended December 31, 2005 and 2004 was € 1,248 and € 624, respectively. The estimated amortization expense for the next 5 years is : € 1,248 in 2006 and 2007, and € 391 in 2008, 2009 and 2010.

m. Goodwill

Goodwill of € 2,044 was recorded with the acquisition of ICOS DE during 1998. It has been recorded at cost and was being amortized until 2001 on a straight-line basis over an eight-year period, being the estimated useful life of the asset. As of January 1, 2002 the Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that the intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

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

o. Impairment of Long-Lived Assets

SFAS No. 144 provides a single accounting model for impairment of long-lived assets, other than goodwill and assets to be disposed of.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of EURO)

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

Goodwill and intangible assets not subject to amortization are tested annually in the course of the fourth quarter of each fiscal year, for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. The Group believes that no such impairment exists at December 31, 2005.

p. Deferred revenue

Deferred revenue relates to sales in the ordinary course of business of the Group’s products, for which all of the revenue recognition criteria (Note (1f)) have not yet been met at the balance sheet date.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of EURO)

The provision for product warranty reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Company with respect to products sold. The changes in the provision for product warranty are as follows:

	2005	2004
Balance as of January 1,	1,361	646
Additions	973	1,273
Utilizations	(1,017)	(558)

Balance as of December 31,	1,317	1,361

Management believes that € 922 and € 953 of the total warranty provision as of December 31, 2005 and 2004 should be classified as current (included in other current liabilities).

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

The Regional Government of Flanders and the European Community provide non-refundable financial support for certain research and development projects, which is used to offset gross research and development expenses. This financial support is recorded when cash is received and the expenses have been incurred. The Group incurred research and development expenses as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of EURO)

	Years ended December 31,
	2005	2004	2003
Research and development expenses, net of government funding	11,294	8,885	6,506
Government funding	606	285	502

Total gross research and development expenses	11,900	9,170	7,008

s. Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs in connection with loss contingencies are expensed as incurred.

t. Stock Option Plan

The Company recognizes compensation costs using the intrinsic value based method described in APB No. 25, Accounting for Stock Issued to Employees. SFAS No. 123 permits the continued use of the intrinsic value based method, but requires additional disclosures, including pro forma calculations of net income and earnings per share, as if the fair value method of accounting prescribed by SFAS No. 123 had been applied in respect of the Employee Stock Plans in 2005, 2004 and 2003.

Had the Company determined compensation cost based on the fair value at the grant date for the Employee Stock Plans under SFAS No. 123, the Company’s net income would have been reduced to the pro forma amounts indicated below:

	2005	2004	2003
Net income, as reported	13,503	20,466	5,327
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax	(74)	(137)	(264)
Pro forma net income	13,429	20,329	5,063
Basic earnings per share, as reported	1.28	1.95	0.51
Basic earnings per share, pro forma	1.27	1.93	0.48
Diluted earnings per share, as reported	1.26	1.91	0.50
Diluted earnings per share, pro forma	1.25	1.90	0.48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of EURO)

There were no stock option grants made in 2004 or 2005. The per share weighted average fair value of stock purchase rights granted during 2003 was € 2.06, on the date of grant using the Black Scholes option-pricing model based on the following weighted average assumptions :

2003
Expected dividend yield	—
Expected volatility factor	50%
Risk free interest rate	2.08%
Expected life in months	58

u. New Accounting Pronouncements

•	In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS No.123R), which revised SFAS No.123, Accounting for Stock-Based Compensation. This statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB 25 and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of income. The revised statement is effective as of the next fiscal year beginning after June 15, 2005. The adoption in 2006 will not have a significant effect on the Company’s financial statements.

•	In December 2004, the FASB issued Statement of Financial Accounting Standards No.151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for the Company for inventory costs incurred on or after January 1, 2006. The adoption of this Statement will not have a significant effect on the Company’s financial statements.

•	In March 2005, the FASB issued FASB Interpretation No 47 Accounting for Conditional Asset Retirement Obligations which requires conditional asset retirement obligations to be recognized if a legal obligation exists to perform asset retirement activities and a reasonable estimate of the fair value of the obligation can be made. FIN 47 also provides guidance as to when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Company adopted the provisions of FIN 47 on December 31, 2005. No conditional asset retirement obligations were recognized and, accordingly, the adoption of FIN 47 had no effect on the Company’s financial statements.

•	In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections. This Statement establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to a newly adopted accounting principle. This statement will be effective for the Company for all accounting changes and any error corrections occurring after January 1, 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of EURO)

v. Risks and Uncertainties

•	Nature of operations

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

•	Customer Concentration

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

•	International Operations

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

•	Inventories

The Company maintains a level of inventory of which some portion may be for certain products in excess of the Company’s current requirements based on the recent level of sales. Management closely monitors the inventory levels, taking into consideration the industry market conditions, and believes no additional loss will be incurred on its disposition over the amounts provided for in 2005. No estimate can be made of a range of amounts of loss that are reasonably possible should the market conditions in the semiconductor or electronic assembly industries deteriorate from the current level of sales.

•	Concentration of Credit Risks

The Company sells products to customers located throughout the world. The Company in many cases does not require collateral. The Company maintains credit procedures to evaluate the credit worthiness of prospective customers and monitors closely the collection of accounts receivable. Management believes that no additional loss will be incurred over the amounts provided in 2005.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of EURO)

w. Net Earnings per Share

The Company reports basic and diluted earnings per share (“EPS”). Basic EPS is based on the weighted average number of shares outstanding during the periods, while diluted EPS additionally includes the dilutive effect of the Company’s outstanding stock options computed using the treasury stock method.

2. Inventories

Inventories consisted of the following:

	December 31,
	2005	2004
Raw materials	9,651	7,933
Work-in-progress	11,753	7,612
Finished goods	6,582	4,499

	27,986	20,044
Less allowance for excess and obsolete inventory	(2,618)	(1,981)

Net inventories	25,368	18,063

3. Net Property and Equipment

Property and equipment consisted of the following:

	December 31,
	2005	2004
Land	615	615
Buildings	10,341	10,322
Machinery and equipment	2,946	2,712
Computers, vehicles and furniture	4,327	3,912

	18,229	17,561
Less accumulated depreciation and amortization	(8,098)	(7,427)

Net property and equipment	10,131	10,134

The depreciation expense of property and equipment for the years ended December 31, 2005, 2004 and 2003 was € 715, € 612 and € 481, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of EURO)

4. Other Current Liabilities

Other current liabilities consisted of the following:

	December 31,
	2005	2004
Current portion warranty provision	922	953
Payable with respect to acquired intangible assets	—	2,250
Other	245	371

Total	1,167	3,574

5. Income Taxes

Income tax expense consisted of the following:

	Years ended December 31,
	2005	2004	2003
Current
Belgium	304	354	—
Rest of the world	3,193	3,672	1,304

	3,497	4,026	1,304
Deferred
Belgium	362	3,676	(171)
Rest of the world	229	25	(492)
	591	3,701	(663)

Income tax expense	4,088	7,727	641

Income (loss) before taxes was derived from the following sources:

	Years ended December 31,
	2005	2004	2003
Belgium	(114)	10,671	(2,151)
Rest of the world	17,705	17,522	8,119

	17,591	28,193	5,968

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of EURO)

The actual income tax expense for the years ended December 31, 2005, 2004 and 2003 differs from the “expected” tax computed by applying the Belgian corporate income tax rate of 33.99% to income before taxes in the year ended December 31, 2005, 2004 and 2003 as follows:

	Years ended December 31,
	2005	2004	2003
Computed “expected” tax expense	5,979	9,583	2,028
Investment credits	(211)	(184)	(129)
Tax on undistributed earnings	294	388	66
Increase (decrease) in valuation allowance	—	(623)	(982)
Disallowed expenses	181	235	133
Differences in foreign tax rates	(2,331)	(1,672)	(740)
Other	176	—	265

Income tax expense	4,088	7,727	641

Deferred income taxes reflect the tax impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by current tax laws and regulations. The tax effects of the temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2005 and 2004 are as follows:

	December 31,
	2005	2004
Deferred tax assets
Inventories, principally due to intra-Group profit elimination	720	306
Tax operating loss carryforwards	571	1,157
Intangible assets	999	776
Other	232	277

Total gross deferred tax assets	2,522	2,516
Less valuation allowance	—	—

Total net deferred tax assets	2,522	2,516

Deferred tax liabilities
Inventories, principally due to costs not inventoried for tax purposes	(162)	(226)
Property and equipment, principally due to accelerated tax depreciation	(1,373)	(1,252)
Deferred undistributed earnings of subsidiaries	(1,037)	(742)
Other	(268)	(23)

Total deferred tax liabilities	(2,840)	(2,243)

Net deferred tax assets (liabilities)	(318)	273

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of EURO)

The Group considers that it is more likely than not that the results of future operations as well as the future reversal of existing deferred tax liabilities will generate sufficient taxable income to realize the deferred tax assets.

The Group has available net operating loss carryforwards, totaling approximately € 1.7 million, of which € 1.3 million may be carried forward indefinitely. The remainder of € 0.4 million will expire in the years through 2025.

6. Credit Facilities

The Group is able to draw down funds from lines of credit available in Belgium. The total borrowing capacity of these facilities at December 31, 2005 and 2004 amounted to € 2,256. The interest rates applicable to these credit lines are the market rates (Euribor). Revisions to the interest rates are based on market fluctuations.

During 2005 and 2004, the Company had zero outstanding under the line of credit facilities and other short-term borrowings.

The weighted average cost of short-term debt, including the current portion of long-term debt, at December 31, 2005 and 2004 approximated 6.70% and 6.99%, respectively.

7. Leases

The Company has several non-cancelable operating leases, primarily for motor vehicles and office premises, which expire over the next three to five years. These leases generally contain renewal options for periods ranging from three to five years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) amounted to € 971, € 868 and € 734 for the years ended December 31, 2005, 2004 and 2003, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of EURO)

Future minimum lease payments under non-cancelable operating leases (with initial remaining lease terms in excess of one year) as of December 31, 2005 are:

Operating Leases
Year ending December 31,
2006	886
2007	778
2008	485
2009	415
2010	397

Total minimum lease payments	2,961

8. Long-Term Debt

Long-term debt consisted of the following obligations:

	December 31,
	2005	2004
Construction loan due December 2005 with interest at 7.50% (1)	—	37
Loan due December 2005 with interest at 7.25% (2)	—	42
Construction loan due February 2006 with interest at 7.60% (3)	37	74
Construction loan due March 2012 with interest at 6.30% (4)	1,392	1,568
Construction loan due March 2012 with interest at 6.30% (5)	3,061	3,450

Total	4,490	5,171
Less current portion	(638)	(681)

Long-term debt, excluding current portion	3,852	4,490

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of EURO)

(1)	This construction loan for the previous premises of the Company was held with Dexia Bank. Interest was payable quarterly on the principal outstanding. The final repayment of € 37 was in December 2005.
(2)	The loan to finance the acquisition of land was held with Fortis bank. Interest was payable quarterly. The final repayment of € 42 was in December 2005.
(3)	The loan repayable in February 2006 is held with Fortis Bank. The loan was taken out to finance the construction of buildings of the previous premises of the Company. Interest is payable quarterly. The principal is repayable annually with a final repayment of € 37 in February 2006.
(4)	The loan of € 2.0 million from Dexia Bank, repayable in March 2012 was taken out to finance the construction of the current premises of the Company. The total quarterly installments, including interest, amount to € 68.
(5)	The loan of € 4.4 million from Dexia Bank, also repayable in March 2012 was taken out to finance the construction of the current premises of the Company. The total quarterly installments, including interest, amount to € 149.

The estimated fair value of long-term debt is approximately € 4,873 and € 5,499 at December 31, 2005 and 2004, respectively. The estimated fair value of debt is based on borrowing rates currently available with similar terms and average maturities.

The aggregate maturities of long-term debt for the year ending December 31, 2006 and each of the subsequent years ending December 31, are as follows:

2006	638
2007	640
2008	681
2009	725
2010	772
2011 and thereafter	1,034

Total	4,490

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of EURO)

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

•	Common shares

Following the 2002 Personnel Stock Option Plan (Note 10) the Company issued common shares as follows:

	2005	2004
Number of issued shares	30,150	19,500
Increase of capital	10	7
Increase of additional paid-in capital	128	79

At December 31, 2005 the total number of common shares outstanding was 10,557,460.

At December 31, 2005 and 2004, management owned approximately 10.5% and 11.1%, respectively, of the outstanding common shares of ICOS. In addition, non-executive directors and affiliates owned approximately 14.6% and 16.4% of the outstanding common shares of ICOS at December 31, 2005 and 2004, respectively. Private and institutional investors own the remainder of the shares.

•	Legal reserves

Included in the retained earnings are legal reserves of € 1,088 at December 31, 2005. Under Belgian Law, such reserves are not available for distribution to shareholders.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of EURO)

10 . 2002 Personnel Stock Option Plan

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

The offer of an aggregate of 245,300 Personnel Stock Options has been accepted on February 17, 2003 by the beneficiaries. Out of such 245,300 Personnel Stock Options, 25% are exerciseable from January 1, 2004 until December 5, 2009, 25% are exerciseable from January 1, 2005 until December 5, 2009, 25% are exerciseable from January 1, 2006 until December 5, 2009, and 25% are exerciseable from January 1, 2007 until December 5, 2009.

The exercise price of the Personnel Stock Options amounts to U.S. dollar 5.50.

During 2005 and 2004, an aggregate of 30,150 and 19,500 respectively, of Personnel Stock Options has been exercised (Note 9).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of EURO)

11 . Segment Disclosures and Related Information

The Company has adopted the disclosure requirements of SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Group operates in the machine vision industry. This involves the development, manufacture, sale and support of machine vision and inspection systems for the semiconductor and electronic assembly industries. The Group’s product lines are inter-related and integrated from a R&D, selling and production standpoint. The operating profitability of the Company is monitored by management on an integrated basis. Therefore, management considers that based on these aggregation criteria, only one reportable segment is applicable.

Disclosure of revenues by product line:

	Years ended December 31,
	2005	2004	2003
Inspection Modules	15,437	20,742	12,960
Inspection Systems	65,146	68,584	31,797

Total	80,583	89,326	44,757

Disclosure of Geographic Information:

Revenues by Destination

	Years ended December 31,
	2005	2004	2003
Germany	12,312	13,069	8,126
Belgium	311	202	262
Other European Countries	2,603	4,068	2,668
United States	6,952	5,475	4,779
Japan	11,120	24,717	7,169
Taiwan	14,243	12,046	7,943
SMT (Singapore, Malaysia & Thailand)	10,898	13,404	7,576
Other Foreign Countries	22,144	16,345	6,234

Total	80,583	89,326	44,757

Long-lived Assets

	December 31,
	2005	2004	2003
Belgium	9,581	9,705	8,928
Other Countries	550	429	268

Total	10,131	10,134	9,196

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of EURO)

12. Significant Customers

The Company had two significant customers, namely Intel and Marubun Corporation, who accounted for approximately 17% and 13%, respectively, of revenues during the year ended December 31, 2005.

The Company had three significant customers, namely Marubun Corporation, Intel and Siemens AG, who accounted for approximately 26%, 12% and 10%, respectively, of revenues during the year ended December 31, 2004.

The Company had two significant customers, namely Siemens AG and Marubun Corporation who accounted for approximately 12% and 11%, respectively, of revenues during the year ended December 31, 2003.

13. Commitments and Contingencies

SCANNER litigation

In July 2000, ICOS was served with a Summons and Complaint by Scanner Technologies Corporation (“Scanner”) in the United States District Court, Southern District of New York. The Complaint alleged that certain of ICOS’ products, which relate to stereo vision inspection of ball grid array, chip scale package and bumped wafer products, infringe U.S. Patent Numbers 6,064,756 and 6,064,757. Although ICOS believes that its technology and products do not infringe any of these patents, ICOS partially settled the case in 2003 for the majority of the systems it sold in the United States, those containing one light source. ICOS had recorded provisions in respect of related legal expenses amounting to approximately € 0.5 million at December 31, 2002 and the settlement fee of U.S. dollar 0.4 million was paid in 2003 and was fully covered by these provisions.

For the remainder of the systems, those containing two light sources, the District Court ruled in summary judgment that ICOS was not infringing the patents. Scanner appealed this ruling in May 2003 and on April 23, 2004, the United States Court of Appeals for the Federal Circuit vacated the District Court’s summary judgment decision on a narrow issue of patent claim construction, ruling that a literal reading of Scanner’s patents at issue covered stereo vision inspection systems with illumination from one or more light sources, and remanded the case to the District Court for further proceedings based upon this new construction. The Appeals Court ruling did not address whether any of ICOS’ products infringe any patent claims of Scanner or whether any of those claims, including those relating to one or more light sources, are valid or enforceable. The trial in the District Court took place in March 2005 and the parties are awaiting a ruling.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of EURO)

In July 2005, ICOS initiated a suit against Scanner in the United States District Court for the Southern District of New York, seeking declaratory relief declaring that certain new patents issued and assigned to Scanner, and relating to the same or similar technology, are not infringed by any ICOS inspection methods or processes. The suit was filed by ICOS based on the company’s reasonable apprehension that ICOS may be sued by Scanner for infringement of the new Scanner patents. ICOS’ suit against Scanner also seeks to enjoin Scanner from activities which ICOS believes constitute unfair competition. Scanner has moved to dismiss the complaint or, in the alternative, to transfer the case to Minnesota where Scanner is headquartered.

While we continue to believe that we do not infringe any valid or enforceable patents of Scanner, ongoing litigation can be costly and time consuming, and we cannot guarantee that we will prevail. If Scanner were to prevail, it could obtain damages or expenses relating to the limited number of systems we have sold in the United States, and enjoin us from further selling the infringing products or otherwise infringing Scanner’s patents in the United States. We intend to continue to vigorously defend our interests. No provision in respect of related legal expenses has been recorded at December 31, 2005.

ICOS Vision Systems Corporation NV and subsidiaries	Schedule II

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of ICOS Vision Systems Corporation NV:

Under date of February 14, 2006, we reported on the consolidated balance sheets of ICOS Vision Systems Corporation NV, a Belgian corporation, and subsidiaries, as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2005, as contained in the Annual Report on Form 20-F for the year 2005. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule included herein. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KLYNVELD PEAT MARWICK GOERDELER

KLYNVELD PEAT MARWICK GOERDELER

Bedrijfsrevisoren

Represented by Jos Briers

Hasselt, Belgium

February 14, 2006

ICOS Vision Systems Corporation NV and subsidiaries	Schedule II

Valuation and Qualifying Accounts

(in thousands of EURO)

Description	Balance at beginning of period	Additions (charged to costs and expenses)	Deductions (write-offs)		Balance at end of period
Allowance for doubtful debts
2003	118	—	43		75
2004	75	32	25		82
2005	82	11	35		58
Reserve for inventory obsolescence
2003	4,387	120	1,252	*	3,255
2004	3,255	113	1,387	*	1,981
2005	1,981	1,123	486	*	2,618

*	During 2005, 2004 and 2003, certain inventory previously reserved for as excess or obsolete, was disposed of through sales to customers (or otherwise disposed of). The inventory reserve is released as the related inventory is disposed of.

EXHIBIT INDEX

Exhibit Number	Title
2.01	Specimen Registered Certificate Common Stock (incorporated by reference to Exhibit 4.01 to the Registrant’s Registration Statement on Form F-1) (Registration No. 333-7906)

2.02	Description of Capital Stock (incorporated by reference to the “Additional Information” section of the Registrant’s Registration Statement on Form F-3) (Registration No. 333-97551)

4.01	Distribution Agreement between the Company and Marubun (incorporated by reference to Exhibit 10.01 to the Registrant’s Registration Statement on Form F-1) (Registration No. 333-7906)

4.02	Qtec Acquisition Agreement (incorporated by reference to Exhibit 2.01 to the Company’s Annual Report on Form 20-F for the year ended December 31, 1998)

4.03	Credit Facility with Dexia Bank, dated February 26, 2002 (incorporated by reference to Exhibit 4.03 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2001)

4.04	ICOS Vision Systems Corporation NV 2002 Stock Option Plan° (incorporated by reference to Exhibit 4.04 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2002)

8.01	Subsidiaries of the Company

11.01	Code of Ethics (incorporated by reference to Exhibit 11.01 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2003)

12.01	Certification of Principal Executive Officer

12.02	Certification of Group Controller (Principal Financial Officer)

13.01	Certification Pursuant to Section 906 Of The Sarbanes-Oxley Act Of 2002 (Subsections (A) And (B) Of Section 1350, Chapter 63 Of Title 18, United States Code)

°	Translated in full or summary version; the original language version is on file with the Registrant and is available upon request.